As filed with the Securities and Exchange Commission on March 25, 2015

Registration No. 333-202679

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MaxLinear, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3674	14-1896129
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kishore Seendripu, Ph.D.

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert F. Kornegay Brian Keyes Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real, Suite 200 San Diego, California 92130 (858) 350-2300	Theodore Tewksbury, Ph.D. President & Chief Executive Officer Entropic Communications, Inc. 6350 Sequence Drive San Diego, California 92121 (858) 768-3600	Barbara L. Borden Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. MaxLinear, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is effective. This preliminary joint proxy statement/prospectus is not an offer to sell these securities and MaxLinear, Inc. is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED MARCH 25, 2015

TO THE STOCKHOLDERS OF MAXLINEAR, INC. AND ENTROPIC COMMUNICATIONS, INC. — MERGER PROPOSAL

YOUR VOTE IS VERY IMPORTANT

March 30, 2015

Dear Stockholders,

The boards of each of MaxLinear, Inc. (“MaxLinear”) and Entropic Communications, Inc. (“Entropic”) have unanimously adopted and approved an Agreement and Plan of Merger and Reorganization (referred to as the merger agreement) pursuant to which, subject to stockholder approvals and certain other closing conditions, a wholly-owned subsidiary of MaxLinear will merge with and into Entropic, with Entropic continuing as the interim surviving entity (referred to herein as the merger). Promptly thereafter, Entropic will merge with and into a second wholly-owned subsidiary of MaxLinear, with such subsidiary continuing as the final surviving entity (referred to herein as the subsequent merger). If the merger is completed, Entropic stockholders will be entitled to receive, at the effective time of the merger, (i) $1.20 in cash, without interest, (ii) 0.2200 of a share of MaxLinear Class A common stock, for each share of Entropic common stock they own immediately prior to the effective time of the merger, and (iii) cash payable in lieu of any fractional shares (referred to collectively as the merger consideration).

MaxLinear Class A common stock is listed on the New York Stock Exchange and trades under the symbol “MXL.” As of March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus, the last reported sales price of MaxLinear Class A common stock at the end of regular trading hours, as reported on the New York Stock Exchange, was $        . Entropic common stock is listed on the Nasdaq Capital Market and trades under the symbol “ENTR.” As of March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus, the last reported sales price of Entropic common stock at the end of regular trading hours, as reported on the Nasdaq Capital Market, was $        .

In connection with the merger, MaxLinear stockholders are invited to attend a special meeting of MaxLinear stockholders to be held on April 30, 2015, at 8:30 a.m., local time, at 5966 La Place Court, Suite 100, Carlsbad, California 92008, and Entropic stockholders are invited to attend a special meeting of Entropic stockholders to be held on April 30, 2015, at 10:00 a.m., local time, at 6350 Sequence Drive, San Diego, California 92121.

At the MaxLinear special meeting, MaxLinear stockholders will be asked (i) to vote on a proposal to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement (referred to as the share issuance proposal) and (ii) to vote on a proposal to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (referred to as the MaxLinear adjournment proposal). The MaxLinear board unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable and in the best interests of MaxLinear’s stockholders, and unanimously approved and adopted the merger agreement. The MaxLinear board unanimously recommends that MaxLinear stockholders vote “FOR” the share issuance proposal and “FOR” the MaxLinear adjournment proposal.

At the Entropic special meeting, the Entropic stockholders will be asked (i) to vote on a proposal to adopt the merger agreement (referred to as the merger proposal), (ii) to vote on a proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement (referred to as the compensation proposal), and (iii) to vote on a proposal to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (referred to as the Entropic adjournment proposal). The Entropic board unanimously determined that the merger agreement, the merger, and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Entropic and Entropic’s stockholders, and unanimously approved and adopted the merger agreement. The Entropic board unanimously recommends that Entropic stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal, and “FOR” the Entropic adjournment proposal.

MaxLinear estimates that it may issue up to approximately 20.6 million shares of its Class A common stock to current holders of Entropic’s common stock in the merger pursuant to the terms of the merger agreement. Immediately following completion of the merger, existing holders of MaxLinear capital stock are expected to hold approximately 65% and current Entropic stockholders are expected to hold approximately 35% of MaxLinear’s outstanding capital stock.

We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus. The market price of MaxLinear Class A common stock will continue to fluctuate following the date of the special meetings. Consequently, at the time of the special meetings, the value of the stock portion of the merger consideration will not yet be determined.

Your vote is very important. MaxLinear and Entropic cannot complete the merger unless MaxLinear stockholders approve the share issuance proposal and Entropic stockholders approve the merger proposal. Whether or not you plan to attend the MaxLinear special meeting or the Entropic special meeting, please vote promptly by mailing a completed proxy card in the enclosed return envelope (which is postage prepaid if mailed in the United States) or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or on the Internet (or, if your shares are held in “street name” through a broker, bank, or other nominee holder, by following the voting instructions provided by such broker, bank, or other nominee holder).

Sincerely, Kishore Seendripu, Ph.D. President and Chief Executive Officer MaxLinear, Inc.	Theodore Tewksbury, Ph.D. President and Chief Executive Officer Entropic Communications, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated March 30, 2015, and is first being mailed to stockholders of MaxLinear and Entropic on or about April 1, 2015.

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

NOTICE OF SPECIAL MEETING OF MAXLINEAR STOCKHOLDERS

To the Stockholders of MaxLinear, Inc.:

MaxLinear, Inc. will hold its special meeting of stockholders on Thursday, April 30, 2015 at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, at 8:30 a.m., local time. MaxLinear is holding the meeting to consider proposals:

1.	to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015 (referred to as the merger agreement), by and among MaxLinear, Entropic Communications, Inc., Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC (referred to as the share issuance proposal); and

2.	to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (referred to as the MaxLinear adjournment proposal).

Any action on the items of business described above may be considered at the special meeting at the time and on the date specified above or at any time and date to which the special meeting may be properly adjourned or postponed.

The MaxLinear board has unanimously (i) determined that the merger agreement, the merger, and the other transactions contemplated thereby are advisable and in the best interests of MaxLinear’s stockholders, (ii) approved and adopted the merger agreement, and (iii) resolved to recommend approval of the share issuance proposal and the MaxLinear adjournment proposal by the stockholders of MaxLinear.

The MaxLinear board unanimously recommends that you vote “FOR” the share issuance proposal and “FOR” the MaxLinear adjournment proposal.

You are entitled to vote only if you were a MaxLinear stockholder of record as of the close of business on the record date, March 30, 2015. A list of stockholders eligible to vote at the MaxLinear special meeting will be available for inspection at the special meeting and at the offices of MaxLinear in Carlsbad, California, during regular business hours for a period of no less than 10 days prior to the special meeting.

Your vote is important. MaxLinear cannot complete the merger unless MaxLinear’s stockholders approve the share issuance proposal. Whether or not you plan to attend the special meeting, please vote promptly by mailing a completed proxy card in the enclosed return envelope (which is postage prepaid if mailed in the United States) or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or on the Internet (or, if your shares are held in “street name” through a broker, bank, or other nominee holder, by following the voting instructions provided by such broker, bank, or other nominee holder).

By Order of the Board of Directors,

Kishore Seendripu, Ph.D.

President and Chief Executive Officer

March 30, 2015

Carlsbad, California

Entropic Communications, Inc.

6350 Sequence Drive

San Diego, California 92121

(858) 768-3600

NOTICE OF SPECIAL MEETING OF ENTROPIC STOCKHOLDERS

To the Stockholders of Entropic Communications, Inc.:

Entropic Communications, Inc. will hold its special meeting of stockholders on Thursday, April 30, 2015 at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121, at 10:00 a.m., local time. Entropic is holding the meeting to consider proposals:

1.	to adopt the Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015 (referred to as the merger agreement), by and among Entropic, MaxLinear, Inc., Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC (referred to as the merger proposal);

2.	to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement (referred to as the compensation proposal); and

3.	to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (referred to as the Entropic adjournment proposal).

Any action on the items of business described above may be considered at the special meeting at the time and on the date specified above or at any time and date to which the special meeting may be properly adjourned or postponed.

The Entropic board has unanimously (i) determined that the merger agreement, the merger, and the other transactions contemplated thereby are advisable and fair to and in the best interests of Entropic and Entropic’s stockholders, (ii) approved and adopted the merger agreement, the merger, and the other transactions contemplated thereby, and (iii) resolved to recommend adoption of the merger agreement by the stockholders of Entropic.

The Entropic board unanimously recommends that the Entropic stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal, and “FOR” the Entropic adjournment proposal.

You are entitled to vote only if you were an Entropic stockholder of record as of the close of business on the record date, March 18, 2015. A list of stockholders eligible to vote at the Entropic special meeting will be available for inspection at the special meeting and at the offices of Entropic in San Diego, California, during regular business hours for a period of no less than 10 days prior to the special meeting.

Your vote is important. Entropic cannot complete the merger unless Entropic’s stockholders approve the merger proposal. Whether or not you plan to attend the special meeting, please vote promptly by mailing a completed proxy card in the enclosed return envelope (which is postage prepaid if mailed in the United States) or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or on the Internet (or, if your shares are held in “street name” through a broker, bank, or other nominee holder, by following the voting instructions provided by such broker, bank, or other nominee holder).

By Order of the Board of Directors,

Theodore Tewksbury, Ph.D.

President and Chief Executive Officer

March 30, 2015

San Diego, California

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about MaxLinear and Entropic from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of the documents incorporated by reference into this joint proxy statement/prospectus through the Securities and Exchange Commission (SEC) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

MaxLinear, Inc. Attn: Investor Relations 5966 La Place Court, Suite 100 Carlsbad, California 92008 Email: ir@maxlinear.com Telephone: (760) 517-1112	Entropic Communications, Inc. Attn: Investor Relations 6350 Sequence Drive San Diego, CA 92121 Email: ir@entropic.com Telephone: (858) 768-3852

In addition, you may also obtain additional copies of this joint proxy statement/prospectus or the documents incorporated by reference into this joint proxy statement/prospectus by contacting Georgeson Inc., MaxLinear’s proxy solicitor, or MacKenzie Partners, Inc., Entropic’s proxy solicitor, at the addresses and telephone numbers listed below. You will not be charged for any of these documents that you request.

Georgeson Inc. 480 Washington Blvd., 26th Floor Jersey City, NJ 07310 Toll-free: (888) 877-5360	MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 Toll-free: (800) 322-2885 Collect: (212) 929-5500 E-mail: proxy@mackenziepartners.com

To obtain timely delivery of documents, you must request them no later than five business days before the date of your meeting. Therefore, if you would like to request documents from MaxLinear, please do so by April 23, 2015, in order to receive them before the MaxLinear special meeting. If you would like to request documents from Entropic, please do so by April 23, 2015, in order to receive them before the Entropic special meeting.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

-i-

-ii-

-iii-

-iv-

-v-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

General Questions and Answers

The following questions and answers briefly address some commonly asked questions about the MaxLinear, Inc., a Delaware corporation (referred to as MaxLinear) special meeting, the Entropic Communications, Inc., a Delaware corporation (referred to as Entropic) special meeting, and the merger. These questions and answers may not include all the information that is important to stockholders of MaxLinear and Entropic. MaxLinear and Entropic urge stockholders to read carefully this entire joint proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	MaxLinear and Entropic have agreed to the acquisition of Entropic by MaxLinear in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Entropic, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC (referred to as the merger agreement). A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Under the terms of the merger agreement, Excalibur Acquisition Corporation, a wholly-owned subsidiary of MaxLinear, will merge with and into Entropic, with Entropic continuing as the interim surviving entity (referred to as the merger). Promptly thereafter, Entropic will merge with and into a second wholly-owned subsidiary of MaxLinear, with such subsidiary continuing as the final surviving entity (referred to as the subsequent merger).

MaxLinear and Entropic are delivering this document to you as both a joint proxy statement of MaxLinear and Entropic and a prospectus of MaxLinear. It is a joint proxy statement because the boards of directors of each company are soliciting proxies from their respective stockholders. It is a prospectus because MaxLinear will issue shares of its Class A common stock in connection with the merger.

In order to complete the merger, MaxLinear stockholders must approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and Entropic stockholders must adopt the merger agreement. MaxLinear will hold a special meeting of its stockholders and Entropic will hold a special meeting of its stockholders to obtain these approvals. Each of MaxLinear and Entropic is also asking its stockholders to approve other matters in connection with its special meeting that are described in this joint proxy statement/prospectus. This joint proxy statement/prospectus contains important information about the merger and the stockholder meetings of each of MaxLinear and Entropic, and you should read it carefully. For MaxLinear stockholders, the enclosed voting materials for the MaxLinear special meeting allow MaxLinear stockholders to vote shares of MaxLinear Class A common stock and Class B common stock without attending the MaxLinear special meeting. For Entropic stockholders, the enclosed voting materials for the Entropic special meeting allow Entropic stockholders to vote shares of Entropic common stock without attending the Entropic special meeting.

Stockholder votes are important. MaxLinear and Entropic encourage stockholders of each company to vote as soon as possible. For more specific information on how to vote, please see the questions and answers for each of the MaxLinear and Entropic stockholders below.

Q:	Who is soliciting my proxy?

A:	Proxies in the form enclosed with this joint proxy statement/prospectus are being solicited from the MaxLinear stockholders by the board of directors of MaxLinear. Proxies in the form enclosed with this joint proxy statement/prospectus are being solicited from the Entropic stockholders by the board of directors of Entropic.

Q:	When do MaxLinear and Entropic expect to complete the merger?

A:	MaxLinear and Entropic currently expect to complete the merger in the second quarter of 2015. However, neither MaxLinear nor Entropic can predict the exact timing of the completion of the merger because the merger is subject to certain closing conditions. For a discussion of the timing of the merger, see “The Merger Agreement—Closing and Effective Time of the Merger” beginning on page 136. For a more complete description of the closing conditions to the merger, see “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 151.

Q:	What effects will the merger have on MaxLinear and Entropic?

A:	Upon completion of the merger, Entropic will cease to be a publicly traded company and MaxLinear will be the only stockholder of Entropic. As a result, following completion of the merger, Entropic stockholders will own shares in MaxLinear only and will not directly own any shares in Entropic, and MaxLinear stockholders will continue to own their MaxLinear shares. Following completion of the merger, the registration of Entropic’s common stock and its reporting obligations with respect to its common stock under the Securities Exchange Act of 1934, as amended, or Exchange Act, will be terminated. In addition, upon completion of the merger, shares of Entropic common stock will no longer be quoted on the Nasdaq Capital Market or any other stock exchange or quotation system.

Q:	What will Entropic stockholders receive in the merger?

A:	If the proposed merger is completed, at the effective time of the merger, Entropic stockholders will be entitled to receive (i) $1.20 in cash, without interest, and (ii) 0.2200 of a share of MaxLinear Class A common stock for each share of Entropic common stock that they own (collectively referred to as the merger consideration). MaxLinear will not issue any fractional shares of Class A common stock in connection with the merger. Instead, each Entropic stockholder who would otherwise be entitled to receive a fraction of a share of MaxLinear Class A common stock will be entitled to receive (after aggregating all fractional shares of MaxLinear Class A common stock that otherwise would be received by such Entropic stockholder) an amount of cash (rounded down to the nearest whole cent), without interest, equal to the amount obtained by multiplying such fraction of a share by the closing price for one share of MaxLinear Class A common stock as quoted on the New York Stock Exchange (NYSE) on the trading day ending on the business day immediately prior to the completion of the merger.

Q:	What are the differences between the voting rights of Class A common stock and Class B common stock?

A:	Holders of MaxLinear’s Class A common stock and Class B common stock have identical voting rights, except that holders of MaxLinear’s Class A common stock are entitled to one vote per share and holders of MaxLinear’s Class B common stock are entitled to ten votes per share with respect to transactions that would result in a change of control of MaxLinear (including any transaction that would constitute a “superior proposal” under the terms of the merger agreement) or, in certain cases that relate to MaxLinear’s equity incentive plans. In addition, holders of MaxLinear’s Class B common stock are entitled, voting separately as a class, to elect two members of MaxLinear’s board of directors. The directors elected by holders of MaxLinear’s Class B common stock are Curtis Ling, Ph.D., whose current term will expire at MaxLinear’s annual meeting in 2017, and Kishore Seendripu, Ph.D., whose current term will expire at MaxLinear’s annual meeting in 2015.

As of December 31, 2014, MaxLinear’s founders, including its Chairman, President, and Chief Executive Officer, Dr. Seendripu, together control approximately 17% of MaxLinear’s outstanding capital stock, representing approximately 61% of the voting power of MaxLinear’s outstanding capital stock with respect to change of control matters and the adoption of or amendment to MaxLinear’s equity incentive plans. Dr. Seendripu and the other founders therefore have significant influence over MaxLinear management and affairs and over all matters requiring stockholder approval, including the election of two Class B directors and significant corporate transactions, such as a merger or other sale of MaxLinear or its assets, for the foreseeable future.

Q:	Is the stock exchange ratio subject to adjustment based on changes in the prices of MaxLinear Class A common stock and/or Entropic common stock?

A:	No. The number of shares of MaxLinear Class A common stock issuable in respect of each share of Entropic common stock in the merger (i.e., 0.2200 of a share of MaxLinear Class A common stock for each share of Entropic common stock, referred to herein as the stock exchange ratio) is fixed, and no adjustments to the stock exchange ratio will be made based on changes in the price of either the MaxLinear Class A common stock or Entropic common stock prior to the closing of the merger. As a result of any such changes in stock price, the aggregate market value of the shares of MaxLinear Class A common stock that the Entropic stockholders are entitled to receive at the time that the merger is closed could vary significantly from the value of such shares on the date of this joint proxy statement/prospectus, the date of the MaxLinear special meeting, the date of the Entropic special meeting or the date on which the merger is completed and the Entropic stockholders become entitled to receive their shares of MaxLinear Class A common stock.

Q:	How does the stock exchange ratio affect the ownership of MaxLinear after completion of the merger?

A:	Because the stock exchange ratio is fixed, to the extent that the number of shares of outstanding MaxLinear Class A common stock or Entropic common stock changes prior to completion of the merger, whether due to any new issuance of shares of MaxLinear Class A common stock or Entropic common stock, any exercise of any outstanding options or other rights to purchase shares of MaxLinear Class A common stock or Entropic common stock or otherwise, there will automatically occur a corresponding change in the relative ownership percentages of the current MaxLinear shareholders and the current Entropic stockholders of the combined company.

Q:	What if I have Entropic stock options?

A:

At the effective time of the merger, each then outstanding option to purchase shares of Entropic common stock, whether or not exercisable or vested that is held by any employee, director or consultant of Entropic (or its subsidiaries) whose continuous service has not terminated as of immediately prior to the completion of the merger and who remains or becomes an employee, director or consultant of MaxLinear or Entropic or their respective subsidiaries immediately after the completion of the merger (referred to as a continuing service provider), will be assumed by MaxLinear and converted into an option to acquire MaxLinear Class A common stock, on the same terms and conditions as were applicable to such Entropic stock option immediately prior to the effective time of the merger, except that the number of shares for which such option is or may become exercisable will equal the number of shares of Entropic common stock subject to the option as of immediately prior to the effective time of the merger multiplied by the option exchange ratio (with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock) and the exercise price of the assumed option will equal the quotient obtained by dividing the per share exercise price of the assumed option immediately prior to the effective time of the merger, by the option exchange ratio (which resulting price per share will be rounded up to the nearest whole cent). Each assumed stock option that qualified as an incentive stock option will continue to qualify as an incentive stock option to the extent possible. The “option exchange ratio” will equal the sum of (i) 0.2200 of a share of MaxLinear Class A common stock plus (ii) the quotient obtained by dividing $1.20 by the volume weighted average price per share of MaxLinear Class A common stock over the ten most recent trading days ending on the second trading day prior to the effective time of the merger. Each option to purchase shares of Entropic common stock that is outstanding immediately prior to the effective time of the merger and is held by a non-continuing service provider (including non-continuing members of Entropic’s board of directors other than Theodore Tewksbury, Ph.D.) will not be assumed by MaxLinear and will be cancelled for no consideration and have no further effect following the effective time of the merger. Under the terms of

Entropic’s 2007 Equity Incentive Plan, stock options that are held by participants whose continuous service to Entropic has not terminated prior to the effective time of the merger and are not being assumed will fully vest. Each non-continuing service provider must exercise his or her stock options prior to the effective time of the merger in order to receive any merger consideration. In addition, stock options held by members of the board of directors of Entropic that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan will fully vest in connection with the merger under the terms of the option agreements that such options were granted pursuant to. For additional information about the treatment of Entropic stock options in connection with the merger, please see “The Merger Agreement—Treatment of Entropic Equity Awards” beginning on page 137.

Q:	What if I have Entropic restricted stock units?

A:	At the effective time of the merger, each then outstanding Entropic restricted stock unit award and performance stock unit award that is held by a continuing service provider and that is solely subject to time-based vesting, or with respect to performance stock unit awards, that convert into awards as of the effective time of the merger that are solely subject to time-based vesting following the closing, whether or not then vested or issuable, will be assumed by MaxLinear and converted into an award to receive shares of MaxLinear Class A common stock on the same terms and conditions that were applicable to such Entropic restricted stock unit award or performance stock unit award prior to the effective time of the merger, except that the number of shares subject to the award will be adjusted such that the number of shares of Entropic common stock subject to the assumed award immediately prior to the effective time will be multiplied by the option exchange ratio (with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock). Each restricted stock unit award and performance stock unit award that is outstanding immediately prior to the effective time of the merger and is held by a non-continuing service provider will not be assumed by MaxLinear and will be cancelled for no consideration and have no further effect following the effective time of the merger, provided that under the terms of Entropic’s 2007 Equity Incentive Plan, restricted stock units that are held by participants whose continuous service to Entropic has not terminated prior to the effective time of the merger and are not being assumed will fully vest. In addition, all or a portion of the restricted stock units held by certain named executive officers may or will vest upon the effective time of the merger as described in more detail in the section entitled “The Merger Agreement—Treatment of Entropic Equity Awards” beginning on page 137. The number of performance stock units that will be considered assumed units will be calculated in accordance with the terms of the merger agreement and all other performance stock units will be cancelled for no consideration and have no further effect following the effective time of the merger. For additional information about the treatment of Entropic restricted stock units in connection with the merger, please see “The Merger Agreement—Treatment of Entropic Equity Awards” beginning on page 137.

Q:	What if I am a participant in Entropic’s Employee Stock Purchase Plan?

A:	The current offering in progress under Entropic’s 2007 Employee Stock Purchase Plan as of the date of the merger agreement will be the final offering under Entropic’s 2007 Employee Stock Purchase Plan. If such offering has not ended prior to the effective time of the merger, then Entropic will take all actions necessary such that a date to be determined by Entropic in accordance with the terms of Entropic’s 2007 Employee Stock Purchase Plan (but prior to the effective time of the merger) will be the last day of such offering and the participant’s rights under such offering will terminate immediately after such purchase. Unless it has earlier terminated, Entropic will take all actions necessary so that the Entropic 2007 Employee Stock Purchase Plan will terminate immediately prior to and effective upon the effective time of the merger. All amounts withheld by Entropic on behalf of the participants in Entropic’s 2007 Employee Stock Purchase Plan that have not been used to purchase Entropic common stock at or prior to the effective time of the merger will be returned to the participants without interest pursuant to the terms of the plan.

Q:	What are the material United States federal income tax consequences of the transaction to Entropic stockholders?

A:	MaxLinear and Entropic intend that the merger, together with the subsequent merger (collectively referred to as the integrated merger) will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and it is a condition to the consummation of the merger that each of MaxLinear and Entropic receive an opinion from legal counsel to that effect. If the integrated merger so qualifies, an Entropic stockholder that is a U.S. person generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the integrated merger (excluding any cash received in lieu of a fractional share of MaxLinear Class A common stock), and (ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the MaxLinear Class A common stock received in the integrated merger over (b) the stockholder’s tax basis in its shares of Entropic common stock. An Entropic stockholder that is a U.S. person receiving cash in the integrated merger in lieu of a fractional share of MaxLinear Class A common stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by MaxLinear for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received. Any gain recognized generally will be long-term capital gain if, as of the date of the integrated merger, the shares of Entropic common stock exchanged in the transaction were held for more than one year.

Tax matters can be complicated, and the tax consequences of the integrated merger to a particular stockholder will depend in part on such stockholder’s circumstances. Thus, Entropic stockholders are urged to read the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Transaction” beginning on page 118 of this joint proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the integrated merger and to consult their tax advisors as to the U.S. federal income tax consequences of the transaction, as well as the effects of state, local, non-U.S. and non-income tax laws.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, Entropic stockholders will not receive the merger consideration payable or issuable under the merger agreement. Instead, MaxLinear and Entropic will remain separate public companies, and Entropic expects that its common stock and MaxLinear expects that its Class A common stock will continue to be registered under the Exchange Act and traded on their applicable exchanges. In specified circumstances, either MaxLinear or Entropic may be required to pay to the other party a termination fee (or reimburse the other party’s transaction expenses, subject to a cap), as described in “The Merger Agreement—Termination; Fees and Expenses” beginning on page 154 of this joint proxy statement/prospectus.

Q:	How do the MaxLinear and Entropic boards recommend that I vote?

A:	The MaxLinear board unanimously recommends that MaxLinear stockholders vote “FOR” the proposal to issue shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and “FOR” the proposal to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

The Entropic board unanimously recommends that Entropic stockholders vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the other transactions contemplated by the merger agreement, and “FOR” the proposal to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	Are the MaxLinear stockholders or Entropic stockholders entitled to appraisal rights?

A:	MaxLinear stockholders are not entitled to appraisal rights for their shares under Delaware law in connection with the merger.

Entropic stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, or the DGCL, provided they fully comply with and follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights and how to perfect appraisal rights, see the section entitled “Appraisal Rights of Entropic Stockholders” beginning on page 187 of this joint proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Q:	What should I do now?

A:	Please review this joint proxy statement/prospectus carefully and vote as soon as possible. Most MaxLinear and Entropic stockholders may vote over the Internet or by telephone. Stockholders may also vote by signing, dating and returning each proxy card and voting instruction card received.

Q:	What should I do if I receive more than one set of voting materials?

A:	Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy or voting instruction card. In addition, if you are a stockholder of both MaxLinear and Entropic, you may receive one or more proxy cards or voting instruction cards for MaxLinear and one or more proxy cards or voting instruction cards for Entropic. If you are a stockholder of both MaxLinear and Entropic, please note that a vote for the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement for the MaxLinear special meeting will not constitute a vote for the proposal to adopt the merger agreement for the Entropic special meeting, and vice versa. Therefore, please vote each proxy and voting instruction card you receive, whether from MaxLinear or Entropic.

Questions and Answers for MaxLinear Stockholders

Q:	When and where is the MaxLinear special meeting?

A:	The special meeting of MaxLinear stockholders will be held at 8:30 a.m., local time, on April 30, 2015, at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008.

Q:	How can I attend the MaxLinear special meeting?

A:	You are entitled to attend the MaxLinear special meeting only if you were a MaxLinear stockholder as of the record date or you hold a valid proxy for the MaxLinear special meeting. You must present an acceptable form of identification, such as a driver’s license, in order to gain admittance. If you are not a stockholder of record but hold shares as a beneficial owner in street name, you should provide proof of beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your broker, bank, or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Please let MaxLinear know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card or, if you vote by telephone or Internet, by indicating your plans when prompted.

Q:	What items of business will be voted on at the MaxLinear special meeting?

A:	The items of business scheduled to be voted on at the special meeting are as follows:

•	To approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement (referred to as the share issuance proposal); and

•	To adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (referred to as the MaxLinear adjournment proposal).

Q:	How does the MaxLinear board of directors recommend that I vote?

A:	The MaxLinear board of directors recommends that you vote your shares:

•	“FOR” the share issuance proposal.

•	“FOR” the MaxLinear adjournment proposal.

Q:	What shares can I vote at the MaxLinear special meeting?

A:	Each share of MaxLinear Class A common stock and Class B common stock issued and outstanding as of the close of business on March 30, 2015, the record date for the special meeting of stockholders, is entitled to vote on all items being considered at the special meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee. On the record date, MaxLinear had shares of common stock issued and outstanding, consisting of shares of Class A common stock and shares of Class B common stock.

Q:	How many votes am I entitled to per share?

A:	For all proposals for which your vote is being solicited, each holder of shares of Class A common stock will be entitled to one vote for each share of Class A common stock held as of the record date, and each holder of shares of Class B common stock will be entitled to one vote for each share of Class B common stock held as of the record date. In addition, for all proposals for which your vote is being solicited, the Class A common stock and Class B common stock will vote together as a single class.

Q:	Are there any differences between the voting rights of Class A common stock and Class B common stock in connection with the share issuance proposal and the MaxLinear adjournment proposal?

A:	No, on the share issuance proposal and the MaxLinear adjournment proposal, the Class A common stock and Class B common stock will vote together as a single class with each share of Class A common stock and Class B common stock being entitled to one vote for each share held on the record date.

Q:	How many shares must be present or represented to conduct business at the MaxLinear special meeting?

A:	The quorum requirement for holding the MaxLinear special meeting and transacting business is that holders of a majority of the voting power of MaxLinear’s issued and outstanding Class A common stock and Class B common stock (voting together as a single class) be present in person or represented by proxy.

Abstentions and “broker non-votes” (if any) will be counted as present for purposes of determining the presence of a quorum for the MaxLinear special meeting.

Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. None of the proposals at the MaxLinear special meeting qualifies as “routine,” so brokers may not vote shares absent voting instructions from the beneficial owner.

Q:	What is the voting requirement to approve each of the proposals?

A:	The voting requirement for each proposal is as follows:

Proposal	Vote Required to Approve Proposal
To approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.	The approval of the share issuance proposal requires the affirmative vote of a majority of the votes cast at the MaxLinear special meeting by holders of shares of MaxLinear Class A common stock and Class B common stock, voting together as a single class.

To adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal.	The approval of the MaxLinear adjournment proposal requires the affirmative vote of a majority of the votes cast at the MaxLinear special meeting by holders of shares of MaxLinear Class A common stock and Class B common stock, voting together as a single class.

Assuming a quorum is present, (i) abstentions will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” each proposal and (ii) “broker non-votes” (if any) will have no effect on the outcome of the proposals.

Q:	How can I contact MaxLinear’s transfer agent?

A:	You may contact MaxLinear’s transfer agent by writing Computershare Trust Company, N.A., P.O. Box 30170, College Station, Texas 77842, by telephoning (800) 662-7232 or (781) 575-4238, or via its Investor Centre at www.computershare.com/investor.

Q:	How can I vote my shares in person at the MaxLinear special meeting?

A:	Shares held in your name as the stockholder of record may be voted by you in person at the special meeting. Shares held beneficially in street name may be voted by you in person at the special meeting only if you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the special meeting, MaxLinear recommends that you also submit your proxy or voting instructions as described below under the question “How can I vote my shares without attending the MaxLinear special meeting” so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the MaxLinear special meeting?

A:	By mail

Complete, sign and date the enclosed proxy card or voting instruction card and return it in the return envelope provided (which is postage prepaid if mailed in the United States) before the MaxLinear special meeting to be held at 8:30 a.m., local time, on April 30, 2015 in Carlsbad, California. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the shares represented by your proxy card will be voted as recommended by MaxLinear’s board of directors.

If you are a stockholder of record and the prepaid envelope is missing, please mail your completed proxy card to MaxLinear, Inc., c/o Computershare Trust Company, N.A., P.O. Box 30170, College Station, Texas 77842.

If you are a beneficial owner of shares, you should have received a proxy card and voting instructions with these proxy materials from your broker, bank or other nominee holder of record. Simply complete and mail the voting instruction card provided to the address provided by your broker, bank or other nominee holder of record.

You may still attend the special meeting in person even if you have already voted by proxy.

By telephone or on the Internet

If you are a stockholder of record, you may vote by following the telephone or Internet voting instructions on your proxy card.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, 7 days a week, until 1:00 a.m., Central Time, on April 30, 2015.

If you are a beneficial owner of shares, your broker, bank or other holder of record may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee holder of record. Therefore, MaxLinear recommends that you follow the voting instructions in the materials you receive.

Q:	Can I change my vote after I have submitted a proxy card or voting instruction card or revoke my proxy?

A:	You may change your vote or revoke your proxy at any time prior to the taking of the vote at the special meeting. If you are the stockholder of record, you may change your vote or revoke your proxy by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to MaxLinear’s corporate secretary at MaxLinear, Inc., 5966 La Place Court, Suite 100, Carlsbad, California 92008 prior to your shares being voted, or (iii) attending the special meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, or nominee giving you the right to vote your shares, by attending the special meeting and voting in person.

Q:	Is there a list of stockholders entitled to vote at the MaxLinear special meeting?

A:	The names of stockholders of record entitled to vote at the MaxLinear special meeting will be available at the MaxLinear special meeting and for ten days prior to the special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, by contacting MaxLinear’s corporate secretary.

Q:	Who can answer questions?

A:	MaxLinear stockholders with questions about the merger or the proposals to be voted on at the MaxLinear special meeting or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards may call Georgeson Inc., MaxLinear’s proxy solicitor for the special meeting, toll-free at (888) 877-5360.

Questions and Answers for Entropic Stockholders

Q:	When and where is the Entropic special meeting?

A:	The special meeting of Entropic stockholders will be held at 10:00 a.m., local time, on April 30, 2015, at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121.

Q:	How can I attend the Entropic special meeting?

A:	You are entitled to attend the Entropic special meeting only if you were an Entropic stockholder as of the record date or you hold a valid proxy for the Entropic special meeting. You must present an acceptable form of identification, such as a driver’s license, in order to gain admittance. If you are not a stockholder of record but hold shares as a beneficial owner in street name, you should provide proof of beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your broker, bank, or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Q:	What items of business will be voted on at the Entropic special meeting?

A:	The items of business scheduled to be voted on at the special meeting are as follows:

•	To adopt the merger agreement (referred to as the merger proposal);

•	To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise related to the merger agreement and the transactions contemplated by the merger agreement (referred to as the compensation proposal); and

•	To adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement (referred to as the Entropic adjournment proposal).

Q:	How does the Entropic board recommend that I vote?

A:	The Entropic board recommends that you vote your shares:

•	“FOR” the merger proposal.

•	“FOR” the compensation proposal.

•	“FOR” the Entropic adjournment proposal.

Q:	What shares can I vote at the Entropic special meeting?

A:	Each share of Entropic common stock issued and outstanding as of the close of business on March 18, 2015, the record date for the special meeting of stockholders, is entitled to vote on all items being considered at the special meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee. On the record date, Entropic had 91,103,508 shares of common stock issued and outstanding.

If you hold Entropic shares in “street name,” you can vote your shares in the manner prescribed by your broker, bank, trust company or other nominee. Your broker, bank, trust company or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing such broker, bank, trust company or other nominee how to vote your shares. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares.

Q:	How many votes am I entitled to per share?

A:	Each holder of shares of Entropic common stock will be entitled to one vote per share for each share of Entropic common stock held as of the record date.

Q:	How many shares must be present or represented to conduct business at the Entropic special meeting?

A:	The quorum requirement for holding the Entropic special meeting and transacting business is that holders of a majority of Entropic’s outstanding shares of common stock entitled to vote at the special meeting, must be present in person or represented by proxy.

Abstentions and broker non-votes (if any) will be counted for purposes of determining the presence of a quorum for the Entropic special meeting.

Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. None of the proposals at the Entropic special meeting qualifies as “routine,” so brokers may not vote shares absent voting instructions from the beneficial owner.

Q:	What is the voting requirement to approve each of the proposals?

A:	The voting requirement for each proposal is as follows:

Proposal	Vote Required to Approve Proposal
To adopt the merger agreement.	The approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Entropic’s common stock.

To approve, on an advisory (non-binding), basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement.	The approval of the compensation proposal requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy.

To adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.	The approval of the Entropic adjournment proposal requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy.

Failure to vote in person or by proxy at the special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote “AGAINST” the merger proposal. Assuming a quorum is present, (i) abstentions will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” the compensation proposal and the Entropic adjournment proposal and (ii) “broker non-votes” (if any) will have no effect on the outcome of the compensation proposal and the Entropic adjournment proposal.

Q:	How can I contact Entropic’s transfer agent?

A:	You may contact Entropic’s transfer agent by writing American Stock Transfer and Trust Company, LLC at 59 Maiden Lane, New York, New York 10038, by telephoning (800) 937-5449, or via www.amstock.com.

Q:	How can I vote my shares in person at the Entropic special meeting?

A:

Shares held in your name as the stockholder of record may be voted by you in person at the special meeting. Shares held beneficially in street name may be voted by you in person at the special meeting only if you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the special meeting, Entropic recommends that you also submit your proxy or voting instructions as described below under the question “How can I vote my shares without attending the Entropic special meeting” so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the Entropic special meeting?

A:	By mail

Complete, sign and date the enclosed proxy card or voting instruction card and return it in the return envelope provided (which is postage prepaid if mailed in the United States) before the Entropic special meeting to be held at 10:00 a.m., local time, on April 30, 2015 in San Diego, California. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the shares represented by your proxy card will be voted as recommended by Entropic’s board of directors.

If you are a stockholder of record and the prepaid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you are a beneficial owner of shares, you should have received a proxy card and voting instructions with these proxy materials from your broker, bank or other nominee holder of record. Simply complete and mail the voting instruction card provided to the address provided by your broker, bank or other nominee holder of record.

You may still attend the special meeting in person even if you have already voted by proxy.

By telephone or on the Internet

If you are a stockholder of record, you may vote by following the telephone or Internet voting instructions on your proxy card.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on April 29, 2015. If you vote by telephone or the Internet, you do not have to return your proxy or voting instruction card.

If you are a beneficial owner of shares, your broker, bank or other holder of record may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee holder of record. Therefore, Entropic recommends that you follow the voting instructions in the materials you receive.

Q:	Can I change my vote after I have submitted a proxy card or voting instruction card or revoke my proxy?

A:	You may change your vote at any time prior to the taking of the vote at the special meeting. If you are the stockholder of record, you may change your vote by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to Entropic’s corporate secretary at Entropic Communications, Inc., 6350 Sequence Drive, San Diego, California 92121 prior to your shares being voted, or (iii) attending the special meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, or nominee giving you the right to vote your shares, by attending the special meeting and voting in person.

Q:	Is there a list of stockholders entitled to vote at the Entropic special meeting?

A:	The names of stockholders of record entitled to vote at the Entropic special meeting will be available at the Entropic special meeting and for ten days prior to the special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121.

Q:	Should Entropic stock certificates be sent in now?

A:	No. If the merger is completed, Entropic stockholders will receive written instructions for sending in any stock certificates they may have.

Q:	Who can answer questions?

A:	Entropic stockholders with questions about the merger or the proposals to be voted on at the Entropic special meeting or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should call MacKenzie Partners, Inc., Entropic’s proxy solicitor for the special meeting, toll-free at (800) 322-2885.

SUMMARY

The following is a summary of the information contained in this joint proxy statement/prospectus relating to the merger, and may not contain all of the information about the merger that is important to you. For a more complete description of the merger, MaxLinear and Entropic encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, MaxLinear and Entropic encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about MaxLinear and Entropic. Stockholders of MaxLinear and Entropic may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

MaxLinear and Entropic have agreed to the acquisition of Entropic by MaxLinear in accordance with terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Information about the Companies

MaxLinear, Inc. (see page 48)

MaxLinear, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “MaxLinear,” is a provider of integrated, radio-frequency and mixed-signal integrated circuits for broadband communications applications and data center, metro, and long-haul transport network applications. Its high performance radio-frequency, or RF, receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, or SoCs, which incorporate MaxLinear’s highly integrated radio system architecture and the functionality necessary to receive and demodulate broadband signals and physical medium devices, or PMD’s, that provide a constant current source, current-to-voltage regulation, and data alignment and retiming functionality in optical interconnect applications. MaxLinear’s current products receive and process RF and digital signals and enable the display of broadband video content in a wide range of electronic devices, including cable and terrestrial and satellite set top boxes, DOCSIS data and voice gateways, hybrid analog and digital televisions, satellite low-noise blockers, or LNB’s, transponders or outdoor units (ODU), and optical modules for data center, metro, and long-haul transport network applications. MaxLinear’s Class A common stock is traded on the New York Stock Exchange (NYSE) under the symbol “MXL.” The principal executive offices of MaxLinear are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, and its telephone number is (760) 692-0711.

Entropic Communications, Inc. (see page 48)

Entropic Communications, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Entropic,” is a world leader in semiconductor solutions for the connected home. It transforms how traditional HDTV broadcast and Internet Protocol, or IP, -based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Entropic’s next-generation Set-top Box, or STB, System-on-a-Chip, or SoC, and home connectivity, or Connectivity, solutions enable global Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by evolving the way digital entertainment is delivered, connected and consumed—in the home and on the go. Entropic’s shares of common stock currently trade on the Nasdaq Capital Market under the stock symbol “ENTR.” The principal executive offices of Entropic are located at 6350 Sequence Drive, San Diego, California 92121, and its telephone number is (858) 768-3600.

Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC (see page 49)

Excalibur Acquisition Corporation, a newly-formed, wholly-owned subsidiary of MaxLinear, is a Delaware corporation formed for the sole purpose of effecting the merger. Excalibur Subsidiary, LLC, a newly-formed, wholly-owned subsidiary of MaxLinear, is a Delaware limited liability company formed for the sole purpose of effecting the subsequent merger. Neither Excalibur Acquisition Corporation nor Excalibur Subsidiary, LLC has conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Market Price of MaxLinear Class A Common Stock and Entropic Common Stock

MaxLinear Class A common stock trades on the NYSE under the symbol “MXL.” Entropic common stock trades on the Nasdaq Capital Market under the symbol “ENTR.”

The high and low sales prices per share of MaxLinear Class A common stock on February 2, 2015, the last full trading day preceding public announcement that MaxLinear and Entropic had entered into the merger agreement, were $8.25 and $7.89, respectively. The high and low sales prices per share of Entropic common stock on February 2, 2015, the last full trading day preceding public announcement that MaxLinear and Entropic had entered into the merger agreement, were $2.6899 and $2.56, respectively

The high and low sales prices per share of MaxLinear Class A common stock on March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus were $         and $        . The high and low sales prices per share of Entropic common stock on March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus, were $         and $        .

The MaxLinear Special Meeting (See page 50)

The special meeting of MaxLinear stockholders will be held at 8:30 a.m., local time, on April 30, 2015, at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008. The MaxLinear board has fixed the close of business on March 30, 2015, as the record date for determination of the stockholders entitled to vote at the MaxLinear special meeting.

Proposal 1: The Share Issuance Proposal (see page 55)

MaxLinear stockholders are voting on a proposal to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement (referred to as the share issuance proposal). The MaxLinear board unanimously recommends a vote “FOR” the share issuance proposal.

Proposal 2: The MaxLinear Adjournment Proposal (see page 56)

MaxLinear stockholders are voting on a proposal to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (referred to as the MaxLinear adjournment proposal). The MaxLinear board unanimously recommends a vote “FOR” the MaxLinear adjournment proposal.

Required Vote. To approve the share issuance proposal and the MaxLinear adjournment proposal, the affirmative vote of a majority of the votes cast at the MaxLinear special meeting by holders of shares of MaxLinear Class A common stock and Class B common stock, voting together as a single class, is required. Assuming a quorum is present, abstentions will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” each proposal and “broker non-votes” (if any) will have no effect on the outcome of the proposals.

Stock Ownership of MaxLinear Directors and Executive Officers. At the record date for the MaxLinear special meeting (the close of business on March 30, 2015), MaxLinear’s directors and executive officers and their affiliates beneficially owned and had the right to vote                 shares of Class A common stock and                 shares of Class B common stock, which represents approximately     % of the total shares entitled to vote at the MaxLinear special meeting.

The Entropic Special Meeting (See page 57)

The special meeting of Entropic stockholders will be held at 10:00 a.m., local time, on April 30, 2015, at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121. The Entropic board has fixed the close of business on March 18, 2015, as the record date for determination of the stockholders entitled to vote at the Entropic special meeting.

Proposal 1: The Merger Proposal (see page 62)

Entropic stockholders are voting on a proposal to adopt the merger agreement (referred to as the merger proposal). The Entropic board unanimously recommends a vote “FOR” the merger proposal.

Proposal 2: The Compensation Proposal (see page 63)

Entropic stockholders are voting on a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement (referred to as the compensation proposal). This compensation is summarized in the section entitled “Interests of the Directors and Executive Officers of Entropic in the Merger— Golden Parachute Table” beginning on page 129 of this joint proxy statement/prospectus, including the footnotes to the table. The Entropic board unanimously recommends a vote “FOR” the compensation proposal.

Proposal 3: The Entropic Adjournment Proposal (see page 64)

Entropic stockholders are voting on a proposal to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (referred to as the Entropic adjournment proposal). The Entropic board unanimously recommends a vote “FOR” the Entropic adjournment proposal.

Required Vote. To approve the merger proposal, the affirmative vote of a majority of the outstanding shares of Entropic’s common stock is required. Failure to vote in person or by proxy at the special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote “AGAINST” the merger proposal.

To approve the compensation proposal and the Entropic adjournment proposal, the affirmative vote of a majority of the shares present at the special meeting in person or by proxy, is required. Assuming a quorum is present, abstentions will have the same effect as a vote “AGAINST” the compensation proposal and the Entropic adjournment proposal and “broker non-votes” (if any) will have no effect on the outcome of such proposals.

Stock Ownership of Entropic Directors and Executive Officers. At the record date for the Entropic special meeting (the close of business on March 18, 2015), Entropic’s directors and executive officers and their affiliates beneficially owned and had the right to vote 621,764 shares of common stock, which represents approximately 0.7% of the total shares entitled to vote at the Entropic special meeting.

The Merger (See page 65)

Under the terms of the merger agreement, Excalibur Acquisition Corporation will merge with and into Entropic and Entropic will continue as the surviving corporation. As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC and Excalibur Subsidiary, LLC will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear. MaxLinear and Entropic expect to complete the merger after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, including after receiving stockholder approvals at the meetings of the MaxLinear and Entropic stockholders. The conditions to completion of the merger are described in the section entitled “The Merger Agreement—Conditions to Obligations to Complete the Merger.” MaxLinear and Entropic currently expect to complete the merger promptly after the stockholder meetings. However, it is possible that factors outside of the control of MaxLinear and Entropic could require MaxLinear and Entropic to complete the merger at a later time or not complete the merger at all.

What Entropic Stockholders Will Receive in the Merger (See page 136)

Upon completion of the merger, each share of Entropic common stock outstanding immediately prior to the effective time of the merger (other than those shares for which appraisal rights are validly perfected or those shares owned by MaxLinear or Entropic or their respective subsidiaries or held in treasury of Entropic, such shares collectively referred to as the excluded shares) will be canceled and converted into the right to receive (i) $1.20 in cash, without interest, (ii) 0.2200 of a share of MaxLinear Class A common stock, and (iii) cash payable in lieu of any fractional shares (collectively referred to as the merger consideration).

The cash portion of the merger consideration will be derived from Entropic’s cash and, if necessary, MaxLinear’s cash, in accordance with the terms of the merger agreement. Specifically, under the merger agreement, at or prior to the effective time, Entropic will deposit with the exchange agent an aggregate amount of cash as directed by MaxLinear (not to exceed the aggregate amount of cash then held by Entropic and its subsidiaries, less $10,000,000) and MaxLinear will deposit with the exchange agent an aggregate amount of cash equal to the remaining amount of cash required to pay the cash portion of the merger consideration under the merger agreement.

Ownership of MaxLinear Following Completion of the Merger

MaxLinear estimates that it may issue up to approximately 20.6 million shares of its Class A common stock to current holders of Entropic’s common stock in the merger pursuant to the terms of the merger agreement. Immediately following completion of the merger, existing holders of MaxLinear capital stock are expected to hold approximately 65% of MaxLinear’s outstanding capital stock and current holders of Entropic common stock are expected to hold approximately 35% of MaxLinear’s outstanding capital stock. This information is based on the number of MaxLinear and Entropic shares outstanding and Entropic equity-based awards vested and expected to vest as of January 29, 2015. The actual number of shares of MaxLinear Class A common stock to be issued pursuant to the terms of the merger agreement will be determined at completion of the merger based on the stock exchange ratio of 0.2200 of a share of MaxLinear Class A common stock and the number of shares of Entropic common stock outstanding at that time.

Treatment of Entropic Equity Awards and Employee Stock Purchase Plan (See page 137)

At the effective time of the merger, each then outstanding option to purchase shares of Entropic common stock, whether or not exercisable or vested that is held by any employee, director or consultant of Entropic (or its subsidiaries) as of immediately prior to the completion of the merger who remains or becomes an employee, director or consultant of MaxLinear or Entropic or their respective subsidiaries immediately after the completion of the merger (referred to as a continuing service provider), will be assumed by MaxLinear and converted into an option to acquire MaxLinear Class A common stock, on the same terms and conditions as were applicable to such Entropic stock option immediately prior to the effective time of the merger, except that the number of shares for which such option is or may become exercisable will equal the number of shares of Entropic common stock subject to the option as of immediately prior to the effective time of the merger multiplied by the option exchange ratio (with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock) and the exercise price of the assumed option will equal the quotient obtained by dividing the per share exercise price of the assumed option immediately prior to the effective time of the merger, by the option exchange ratio (which resulting price per share will be rounded up to the nearest whole cent). Each assumed stock option that qualified as an incentive stock option will continue to qualify as an incentive stock option to the extent possible. Each option to purchase shares of Entropic common stock that is outstanding and unexercised immediately prior to the effective time of the merger and is held by a non-continuing service provider (including non-continuing members of Entropic’s board of directors other than Theodore Tewksbury Ph.D.) will not be assumed by MaxLinear and will be cancelled for no consideration and have no further effect following the effective time of the merger, provided that under the terms of Entropic’s 2007 Equity Incentive Plan, options that are held by participants whose continuous service to Entropic has not terminated prior to the effective time of the merger and are not being assumed will fully vest. In addition, stock options held by members of the board of directors of Entropic that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan will fully vest in connection with the merger under the terms of the option agreements that such options were granted pursuant to. Each non-continuing service provider must exercise his or her options prior to the effective time of the merger to receive any merger consideration.

At the effective time of the merger, each then outstanding Entropic restricted stock unit award and performance stock unit award that is held by a continuing service provider and that is solely subject to time-based vesting, or with respect to performance stock unit awards, that convert into awards as of the effective time of the merger that is solely subject to time-based vesting following the closing, whether or not then vested or issuable, will be assumed by MaxLinear and converted into an award to receive shares of MaxLinear Class A common stock on the same terms and conditions that were applicable to such Entropic restricted stock unit award or performance stock unit award prior to the effective time of the merger, except that the number of shares subject to the award will be adjusted such that the number of shares of Entropic common stock subject to the assumed award immediately prior to the effective time will be multiplied by the option exchange ratio (with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock). Each restricted stock unit award and performance stock unit award that is outstanding immediately prior to the effective time of the merger and is held by a non-continuing service provider will not be assumed by MaxLinear and will be cancelled for no consideration and have no further effect following the effective time of the merger, provided that under the terms of Entropic’s 2007 Equity Incentive Plan, restricted stock units that are held by participants whose continuous service to Entropic has not terminated prior to the effective time of the merger and are not being assumed will fully vest. In addition, all or a portion of the restricted stock units held by certain named executive officers may or will vest upon the effective time of the merger as described in more detail in the section entitled “The Merger Agreement—Treatment of Entropic Equity Awards” beginning on page 137. The number of performance stock units that will be considered assumed units will be calculated in accordance with the terms of the merger agreement and all other performance stock units will be cancelled for no consideration and have no further effect following the effective time of the merger.

The current offering in progress under Entropic’s 2007 Employee Stock Purchase Plan as of the date of the merger agreement will be the final offering under Entropic’s 2007 Employee Stock Purchase Plan. If such offering has not ended prior to the effective time of the merger, then Entropic will take all actions necessary such that a date to be determined by Entropic in accordance with the terms of Entropic’s 2007 Employee Stock Purchase Plan (but prior to the effective time of the merger) will be the last day of such offering and the participant’s rights under such offering will terminate immediately after such purchase. Unless it has earlier terminated, Entropic will take all actions necessary so that the Entropic 2007 Employee Stock Purchase Plan will terminate immediately prior to and effective upon the effective time of the merger. All amounts withheld by

Entropic on behalf of the participants in Entropic’s 2007 Employee Stock Purchase Plan that have not been used to purchase Entropic common stock at or prior to the effective time of the merger will be returned to the participants without interest pursuant to the terms of the plan.

Recommendation of the MaxLinear Board (See page 80)

At a meeting of the MaxLinear board held on February 3, 2015, the MaxLinear board unanimously determined that the merger agreement and the merger and the other transactions contemplated thereby are advisable and in the best interests of the MaxLinear stockholders, and unanimously approved and adopted the merger agreement.

The MaxLinear board unanimously recommends that MaxLinear stockholders vote “FOR” the share issuance proposal and “FOR” the MaxLinear adjournment proposal.

Opinion of MaxLinear’s Financial Advisor (See page 82 and Annex B)

On February 3, 2015, Stifel, Nicolaus & Company, Incorporated (referred to as Stifel), MaxLinear’s financial advisor, rendered an opinion to the MaxLinear board that the merger consideration of (i) $1.20 in cash, without interest, plus (ii) 0.2200 of a share of Class A common stock of MaxLinear plus (iii) cash payable in lieu of any fractional shares of Class A common stock of MaxLinear issuable in the merger pursuant to the terms of the merger agreement, to be paid by MaxLinear to holders of Merger Shares (defined as shares of Entropic common stock (other than (a) any shares of Entropic common stock owned by MaxLinear or any subsidiary of MaxLinear or Entropic or held in treasury of Entropic and (b) any shares of Entropic common stock issued and outstanding immediately prior to the effective time of the merger held by an Entropic stockholder who has sought appraisal for such shares in accordance with applicable Delaware law and the merger agreement)) in the merger pursuant to the terms of the merger agreement was fair, from a financial point of view, to MaxLinear, as of such date, based upon and subject to the procedures followed, assumptions made, qualifications, and limitations on the review undertaken and other matters considered by Stifel in preparing its opinion. Stifel’s opinion did not address any other aspect or implication of the merger and the subsequent merger or any other agreement, arrangement, or understanding entered into in connection with the merger or the subsequent merger or otherwise. The full text of Stifel’s opinion, dated February 3, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and limitations on the scope of the review undertaken by Stifel in connection with its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference in its entirety. Stifel’s opinion was provided for the information of the MaxLinear board in connection with its consideration of the merger and the subsequent merger and Stifel’s opinion does not constitute advice or a recommendation to any stockholder of MaxLinear or Entropic as to how such person should vote or act on any matter relating to the merger or the subsequent merger. See “The Merger—Opinion of MaxLinear’s Financial Advisor” beginning on page 82 for additional information.

MaxLinear encourages you to carefully read Stifel’s opinion.

Recommendation of the Entropic Board (See page 99)

At a meeting of the Entropic board held on February 3, 2015, the Entropic board unanimously determined that the merger agreement and the merger and the other transactions contemplated thereby are advisable and fair to and in the best interests of Entropic and the Entropic stockholders, and unanimously approved and adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement.

The Entropic board unanimously recommends that the Entropic stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal, and “FOR” the Entropic adjournment proposal.

Opinion of Entropic’s Financial Advisor (See page 100 and Annex C)

In connection with the proposed transaction, Entropic’s board of directors received a written opinion dated February 3, 2015, of Barclays Capital Inc., which is referred to as Barclays, that as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Entropic (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) in the merger is fair, from a financial point of view, to such stockholders. As compensation for its services in connection with the proposed transaction, Entropic has agreed to pay Barclays’ fees, which are currently estimated to be approximately $5.1 million, of which $500,000 became payable upon the delivery of Barclays’ opinion, and the remainder of which will become payable solely upon the consummation of the proposed transaction. The full text of Barclays’ written opinion, dated February 3, 2015, is attached to this joint proxy statement/prospectus as Annex C. Entropic stockholders are encouraged to read Barclays’ written opinion carefully in its entirety for a description of, among other things, the assumptions made, procedures followed, and factors and limitations considered upon the review undertaken by Barclays in rendering its opinion.

Barclays’ opinion was provided for the benefit of Entropic’s board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the proposed transaction. The opinion did not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available with respect to Entropic or Entropic’s underlying business decision to effect the proposed transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the proposed transaction. Please see “The Merger—Opinion of Entropic’s Financial Advisor” beginning at page 100.

Entropic encourages you to carefully read Barclays’ opinion.

Interests of the Directors and Executive Officers of Entropic in the Merger (See page 124)

In considering the recommendation of the Entropic board to adopt the merger agreement, Entropic stockholders should be aware that some of the Entropic directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Entropic stockholders generally, including, but not limited to, the following:

•	Entropic has entered into Change of Control Severance Agreements with certain employees, including its executive officers, entitling them to certain payments and vesting acceleration in connection with a qualifying termination of employment following a change of control of Entropic;

•	Entropic has entered into agreements with certain executive officers entitling them to certain payments in connection with their employment through the completion of the merger;

•	directors and executive officers of Entropic may be entitled to vesting acceleration upon specified circumstances and in connection with a change of control under various equity awards and agreements;

•	in connection with the merger, MaxLinear will assume outstanding options to purchase shares of Entropic common stock and restricted stock units and certain performance stock units of those executive officers who will continue to provide such services following the completion of the merger;

•	directors and officers will be indemnified by the surviving Entropic company following completion of the merger with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger; and

•	under the terms of the merger agreement, one Entropic director, Theodore Tewksbury, Ph.D., will be designated to serve on the board of MaxLinear after the effective time of the merger.

These interests and arrangements may create potential conflicts of interest. The Entropic board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

The Merger Agreement (See page 135)

No Solicitation (see page 143)

Subject to limited exceptions, the merger agreement contains detailed provisions that prohibit MaxLinear and Entropic from soliciting, initiating, knowingly encouraging or knowingly facilitating alternative acquisition proposals with any third party including but not limited to the following:

•	any acquisition or purchase of a 15% or greater interest in the total outstanding equity interests or voting securities of MaxLinear or Entropic;

•	any acquisition or purchase of 50% or more of any class of equity or other voting securities of one or more subsidiaries of MaxLinear or Entropic, the business(es) of which, individually or in the aggregate, generate 15% or more of the net revenues, net income or assets of MaxLinear or Entropic;

•	any merger, consolidation, business combination or other similar transaction involving MaxLinear or Entropic or pursuant to which the stockholders of MaxLinear or Entropic hold immediately preceding such transaction less than 85% of the equity interests of the surviving entity;

•	subject to certain exceptions, any sale, lease, exchange, transfer, license, acquisition or disposition of assets of MaxLinear or Entropic that generate or constitute 15% or more of the net revenues, net income or assets of MaxLinear or Entropic; or

•	any liquidation, dissolution or other significant corporation reorganization of MaxLinear or Entropic or one or more of their subsidiaries that generate or constitute 15% or more of the net revenues, net income or assets of MaxLinear or Entropic.

The merger agreement does not, however, prohibit either party from considering a bona fide, unsolicited acquisition proposal from a third party if specified conditions are met.

MaxLinear Board of Directors

On or prior to the effective time of the merger, MaxLinear’s board will be increased to seven members, the new seat will be allocated as a Class II director, and Dr. Theodore Tewksbury, a current Entropic board member, will be appointed to MaxLinear’s board to fill the vacancy created by such increase.

Conditions to Obligations to Complete the Merger (see page 151)

Several conditions must be satisfied or waived before MaxLinear and Entropic complete the merger, including, but not limited to, the following:

•	approval by MaxLinear stockholders of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement;

•	adoption of the merger agreement by Entropic stockholders;

•	no law that has the effect of making the merger illegal or prohibiting the completion of the merger will be in effect;

•	no order of any court preventing the completion of the merger will be in effect;

•	MaxLinear’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, will have been declared effective by the Securities and Exchange Commission;

•	expiration or termination of any applicable mandatory foreign antitrust laws and receipt of all clearances, consents, approvals, authorizations and orders applicable to the merger which are required under any antitrust laws (other than those that are not material to MaxLinear or Entropic) or that are required under applicable mandatory foreign antitrust laws;

•	receipt of opinions by MaxLinear and Entropic from their respective outside tax counsel that the merger, together with the subsequent merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the shares of MaxLinear Class A common stock issuable in the merger and the shares of MaxLinear Class A common stock issuable upon exercise of the assumed stock options or settlement of the assumed units will be authorized for listing on the New York Stock Exchange;

•	accuracy of each party’s respective representations and warranties in the manner set forth in the merger agreement;

•	material compliance by each party with its agreements and covenants in the merger agreement;

•	absence of a material adverse effect on MaxLinear and Entropic, respectively, from February 3, 2015 to the completion of the merger; and

•	holders of no more than 15% of the outstanding shares of Entropic stock shall have exercised statutory rights of dissent under Delaware law in connection with the merger.

Termination; Fees and Expenses (see page 154)

Under circumstances specified in the merger agreement, either MaxLinear or Entropic may terminate the merger agreement, including, but not limited to, if:

•	both parties consent to termination;

•	by MaxLinear or Entropic if the merger is not completed by August 3, 2015;

•	any governmental authority has issued or granted any order that is in effect and has the effect of making the merger illegal or which has the permanent effect of prohibiting the completion of the merger, and such order has become final and non-appealable;

•	the required approval of the stockholders of MaxLinear of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement has not been obtained at MaxLinear’s duly held special meeting;

•	the required approval of the stockholders of Entropic to adopt the merger agreement has not been obtained at Entropic’s duly held special meeting;

•	the other party or its board of directors takes any of the actions described as a “triggering event” in the merger agreement;

•	the other party breaches its representations, warranties or covenants in the merger agreement such that one or more of its conditions to completion of the merger regarding representations, warranties or covenants would not be satisfied; or

•	a party’s board of directors has effected a board recommendation change in accordance with the terms of the merger agreement in order to accept a superior proposal and such party terminates the merger agreement in accordance with the terms of the merger agreement.

Voting Agreements (See page 158)

Simultaneously with the execution and delivery of the merger agreement, certain of the executive officers and directors of MaxLinear (or, in some cases, their affiliated entities), in their respective capacities as stockholders of MaxLinear, entered into voting agreements with Entropic, pursuant to which such stockholders agreed, among other things, to vote their respective shares of Class A common stock and Class B common stock of MaxLinear in favor of the approval of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement, and against any inquiry, proposal, offer, indication of interest or transaction that constitutes, or could reasonably be expected to lead to, an acquisition proposal relating to MaxLinear. As of February 3, 2015, the stockholders signing the MaxLinear voting agreements owned an aggregate of approximately (i) 14% of the outstanding shares of MaxLinear Class A common stock and Class B common stock, calculated in the aggregate and (ii) 67% of the outstanding shares of MaxLinear Class B common stock that are entitled to 10 votes per share with respect to transactions that would result in a change of control of MaxLinear (including any transaction that would constitute a “superior proposal” under the terms of the merger agreement). The obligations under the voting agreements with MaxLinear terminate in certain circumstances, including in the event that the board of directors of MaxLinear has effected a board recommendation change in accordance with the terms of the merger agreement.

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Entropic, in their respective capacities as stockholders of Entropic, entered into voting agreements with MaxLinear, pursuant to which such stockholders agreed, among other things, to vote their respective shares of common stock of Entropic for the adoption of the merger agreement, and against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal relating to Entropic. As of February 3, 2015, the stockholders signing the Entropic voting agreements beneficially owned an aggregate of approximately 0.68% of the outstanding Entropic common stock. The obligations under the voting agreements with Entropic terminate in certain circumstances, including in the event that the board of directors of Entropic has effected a board recommendation change in accordance with the terms of the merger agreement.

Accounting Treatment of the Transaction (See page 118)

MaxLinear will account for the acquisition pursuant to the merger agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (referred to in this joint proxy statement/prospectus as GAAP). MaxLinear will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transactions. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma combined financial statements is based on preliminary estimates using assumptions MaxLinear management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

Material U.S. Federal Income Tax Consequences of the Transaction (See page 118)

MaxLinear and Entropic intend that the merger, together with the subsequent merger (collectively referred to as the integrated merger) will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and it is a condition to the consummation of the merger that each of MaxLinear and Entropic receive an opinion from legal counsel to that effect. If the integrated merger so qualifies, an Entropic stockholder that is a U.S. person generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the integrated merger (excluding any cash received in lieu of a fractional share of MaxLinear Class A common stock), and

(ii) the excess, if any, of (a) the sum of the amount of such cash and the fair market value of the MaxLinear Class A common stock received in the integrated merger over (b) the stockholder’s tax basis in its shares of Entropic common stock. An Entropic stockholder that is a U.S. person receiving cash in the merger in lieu of a fractional share of MaxLinear Class A common stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by MaxLinear for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received. Any gain recognized generally will be long-term capital gain if, as of the date of the integrated merger, the shares of Entropic common stock exchanged in the transaction were held for more than one year.

Tax matters can be complicated, and the tax consequences of the integrated merger to a particular stockholder will depend in part on such stockholder’s circumstances. Thus, Entropic stockholders are urged to read the discussion in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Transaction” beginning on page 181 of this joint proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the integrated merger and to consult their tax advisors as to the U.S. federal income tax consequences of the transaction, as well as the effects of state, local, non-U.S. and non-income tax laws.

Regulatory Filings and Approvals Required to Complete the Merger (See page 121)

MaxLinear and Entropic have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. The merger is subject to review by the United States Federal Trade Commission (FTC) and the Antitrust Division of the United States Department of Justice (DOJ) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. Under this statute, MaxLinear and Entropic are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. On February 18, 2015, each of MaxLinear and Entropic filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division of the DOJ. The waiting period under the HSR Act was terminated by the United States Federal Trade Commission on February 26, 2015. For further discussion of the regulatory filings and approvals required to complete the merger, see “The Merger—Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 121 of this joint proxy statement/prospectus.

MaxLinear Stockholders Will Not Have Appraisal Rights in Connection with the Merger (See page 122)

Under Delaware law, MaxLinear stockholders are not entitled to appraisal rights in connection with the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement. It is anticipated that shares of MaxLinear Class A common stock will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and MaxLinear’s corporate status will not change because the merger is being consummated between its subsidiaries and Entropic.

Entropic Stockholders Will Have Appraisal Rights in Connection with the Merger (See page 122)

Entropic stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (DGCL) provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights and how to perfect your appraisal rights, see the section entitled “Appraisal Rights of Entropic Stockholders” beginning on page 187 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex D to this joint proxy statement/prospectus. Failure to comply with Section  262 of the DGCL will result in your waiver of, and inability to exercise, appraisal rights.

Rights of Entropic Stockholders Will Change as a Result of the Merger

Entropic stockholders will have different rights once they become MaxLinear stockholders due to differences between the organizational documents of MaxLinear and Entropic, including the fact that MaxLinear has two classes of common stock and Entropic has only one class of common stock. Upon completion of the merger, Entropic stockholders will be issued shares of MaxLinear Class A common stock which are entitled to one vote per share. MaxLinear also has shares of Class B common stock outstanding that are entitled to (i) ten votes per share with respect to transactions that would result in a change of control of MaxLinear (including certain transactions that would constitute a “superior proposal” under the terms of the merger agreement) or, in certain cases that relate to MaxLinear’s equity incentive plans and (ii) to vote as a separate class on certain matters. These differences are described in more detail under “Comparison of Rights of Stockholders of MaxLinear and Entropic” beginning on page 177 of this joint proxy statement/prospectus.

Risk Factors (See page 34)

There are a number of risks relating to the merger and to the existing businesses of each of MaxLinear and Entropic on a standalone basis, and to the business of MaxLinear following completion of the acquisition. See “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus for a discussion of these and other risks and see also the documents that MaxLinear and Entropic have filed with the SEC that are incorporated by reference into this joint proxy statement/prospectus.

Delisting and Deregistration of Entropic Common Stock After the Merger

Following the effective time of the merger, Entropic common stock will be delisted from the Nasdaq Capital Market and deregistered under the Securities Exchange Act of 1934, as amended.

Registration of Shares of MaxLinear Class A Common Stock Received in the Merger

The shares of MaxLinear Class A common stock to be issued in the merger pursuant to the terms of the merger agreement will be registered under the Securities Act of 1933 and will be freely transferable. The resale restrictions in Rule 145(d) that could be applicable to persons specified in Rule 145(c), as amended, are not applicable to persons receiving stock in the merger.

Additional Information—Certain Litigation Relating to the Merger

The Delaware Actions

Beginning on February 9, 2015, eleven stockholder class action complaints (captioned Langholz v. Entropic Communications, Inc., et al., C.A. No. 10631-VCP (filed Feb. 9, 2015); Tomblin v. Entropic Communications, Inc., C.A. No. 10632-VCP (filed Feb. 9, 2015); Crill v. Entropic Communications, Inc., et al., C.A. No. 10640-VCP (filed Feb. 11, 2015); Wohl v. Entropic Communications, Inc., et al., C.A. No. 10644-VCP (filed Feb. 11, 2015); Parshall v. Entropic Communications, Inc., et al., C.A. No. 10652-VCP (filed Feb. 12, 2015); Saggar v. Padval, et al., C.A. No. 10661-VCP (filed Feb. 13, 2015); Iyer v. Tewksbury, et al., C.A. No. 10665-VCP (filed Feb. 13, 2015); Respler v. Entropic Communications, Inc., et al., C.A. No. 10669-VCP (filed Feb. 17, 2015); Gal v. Entropic Communications, Inc., et al., C.A. No. 10671-VCP (filed Feb. 17, 2015); Werbowsky v. Padval, et al., C.A. No. 10673-VCP (filed Feb. 18, 2015); and Agosti v. Entropic Communications, Inc., C.A. No. 10676-VCP (filed Feb. 18, 2015)) were filed in the Court of Chancery of the State of Delaware on behalf of a putative class of Entropic Communications, Inc. stockholders. The complaints name Entropic, the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that Entropic, MaxLinear, and/or the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order declaring the merger agreement unlawful and unenforceable, in the event that the proposed transaction is consummated, an order rescinding it and setting it aside or awarding rescissory damages to the class, imposition of a constructive trust, damages, and/or attorneys’ fees and costs.

The California State Court Actions

Beginning on February 10, 2015, two stockholder class action complaints (captioned Krasinski v. Entropic Communications, Inc., et al., Case No. 37-2015-00004613-CU-SL-CTL (filed Feb. 10, 2015); and Khoury v. Entropic Communications, Inc., et al., Case No. 37-2015-00004737-CU-SL-CTL (filed Feb. 11, 2015)) were filed in the Superior Court of the State of California County of San Diego on behalf of a putative class of Entropic stockholders. The complaints name Entropic, the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that MaxLinear and the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order rescinding, to the extent already implemented, the proposed transaction or any of its terms, and awarding plaintiffs costs, including attorneys’ and experts’ fees.

On March 16, 2015, the court entered an order granting the plaintiff’s request to dismiss the Khoury action without prejudice. On March 19, 2015, the court entered an order granting the plaintiff’s request to dismiss the Krasinski action without prejudice.

The California Federal Court Actions

Beginning on February 25, 2015, two stockholder complaints (captioned Badolato v. MaxLinear, Inc., et al., Case No. 15-cv-0426-BAS (filed Feb. 25, 2015); and Mouw v. MaxLinear, Inc., et al., Case No. 15-cv-0464-WQH (filed Mar. 2, 2015)) were filed in the United States District Court for the Southern District of California on behalf of a putative class of Entropic stockholders and, derivatively, on behalf of Entropic. The complaints name the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants, and name Entropic as a nominal party. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that MaxLinear and the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order rescinding, to the extent already implemented, the proposed transaction or any of its terms, and awarding plaintiffs costs, including attorneys’ and experts’ fees. On March 6, 2015, the Entropic and the individual defendants in the Badolato action filed a motion to dismiss the complaint for forum non conveniens because Entropic’s bylaws contain a mandatory forum selection clause mandating that shareholder actions, such as this, be brought in state court in Delaware.

SELECTED HISTORICAL FINANCIAL DATA OF MAXLINEAR

In the table below, MaxLinear provides you with summary historical financial data of MaxLinear. MaxLinear has prepared this information using the consolidated financial statements of MaxLinear for the five years ended December 31, 2014. The financial statements for the five fiscal years ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm.

When you read this summary historical financial data, it is important that you read it together with the historical financial statements and related notes in MaxLinear’s annual reports filed with the SEC, as well as the section of MaxLinear’s annual reports titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated by reference in this joint proxy statement/prospectus.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue	$133,112	$119,646	$97,728	$71,937	$68,701
Cost of net revenue	51,154	46,683	37,082	26,690	21,560

Gross profit	81,958	72,963	60,646	45,247	47,141
Operating expenses:
Research and development	56,625	53,132	46,458	40,157	27,725
Selling, general and administrative	34,191	32,181	27,254	20,216	15,915

Total operating expenses	90,816	85,313	73,712	60,373	43,640

Income (loss) from operations	(8,858)	(12,350)	(13,066)	(15,126)	3,501
Interest income	236	222	282	292	326
Interest expense	(15)	(4)	(53)	(69)	(29)
Other expense, net	(108)	(199)	(74)	(128)	(55)

Income (loss) before income taxes	(8,745)	(12,331)	(12,911)	(15,031)	3,743
Provision (benefit) for income taxes	(1,704)	402	341	6,993	(6,371)

Net income (loss)	(7,041)	(12,733)	(13,252)	(22,024)	10,114
Net income allocable to preferred stockholders	—	—	—	—	(1,215)

Net income (loss) attributable to common stockholders:	$(7,041)	$(12,733)	$(13,252)	$(22,024)	$8,899

Net income (loss) per share attributable to common stockholders:
Basic	$(0.19)	$(0.37)	$(0.40)	$(0.68)	$0.33

Diluted	$(0.19)	$(0.37)	$(0.40)	$(0.68)	$0.30

Shares used to compute net income (loss) per share:
Basic	36,472	34,012	33,198	32,573	26,743

Diluted	36,472	34,012	33,198	32,573	29,478

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short- and long-term investments, available-for-sale	$79,351	$86,354	$77,256	$85,736	$94,486
Working capital	67,668	56,558	68,450	76,585	95,444
Total assets	135,711	124,929	110,597	112,376	118,918
Capital lease obligations, net of current portion	—	—	—	2	18
Total stockholders’ equity	99,102	86,674	80,233	93,025	104,897

SELECTED HISTORICAL FINANCIAL DATA OF ENTROPIC

In the table below, Entropic provides you with summary historical financial data of Entropic. Entropic has prepared this information using the consolidated financial statements of Entropic for the five years ended December 31, 2014. The financial statements for the five fiscal years ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm.

When you read this summary historical financial data, it is important that you read it together with the historical financial statements and related notes in Entropic’s annual reports filed with the SEC, as well as the section of Entropic’s annual reports titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are incorporated by reference in this joint proxy statement/prospectus.

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$191,619	$259,376	$321,678	$240,628	$210,237
Cost of net revenues(1)	98,368	134,974	157,675	107,922	98,070

Gross profit	93,251	124,402	164,003	132,706	112,167
Operating expenses:
Research and development(1)	117,234	114,536	98,353	60,065	48,717
Sales and marketing(1)	24,371	24,882	25,313	17,569	17,199
General and administrative(1)	23,258	22,415	25,474	14,568	13,134
Amortization of intangibles	1,244	2,312	2,575	—	—
Restructuring charges	12,375	1,694	897	—	—
Impairment of assets	12,687	—	—	—	—

Total operating expenses	191,169	165,839	152,612	92,202	79,050

Income (loss) from operations	(97,918)	(41,437)	11,391	40,504	33,117
Loss related to equity method investment	—	(1,115)	(3,315)	(791)	—
Impairment of investment	—	(4,780)	—	—	—
Other income, net	881	1,582	601	904	141
Income tax provision (benefit)	1,087	20,404	4,157	14,053	(31,446)

Net (loss) income	(98,124)	(66,154)	4,520	26,564	64,704

Net (loss) income attributable to common stockholders	$(98,124)	$(66,154)	$4,520	$26,564	$64,704

Net (loss) income per share—basic	$(1.09)	$(0.73)	$0.05	$0.31	$0.86

Net (loss) income per share—diluted	$(1.09)	$(0.73)	$0.05	$0.30	$0.82

Weighted average number of shares used to compute net (loss) income per share—basic	89,783	90,494	88,164	86,258	75,040

Weighted average number of shares used to compute net (loss) income per share—diluted	89,783	90,494	90,364	89,018	78,916

(1)	Includes stock-based compensation as follows:

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Cost of net revenues	$429	$861	$828	$557	$384
Research and development	10,707	9,829	7,428	6,272	5,049
Sales and marketing	2,164	1,885	2,288	1,986	1,558
General and administrative	4,471	4,199	4,273	3,932	3,479

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and marketable securities	$105,830	$157,754	$168,935	$216,526	$168,761
Working capital	115,772	128,721	155,653	161,987	196,489
Total assets	210,915	295,260	353,550	318,559	278,808
Debt, software license and capital lease obligations—current and long-term	—	—	—	—	137
Total stockholders’ equity	176,260	269,825	322,665	297,793	248,590

SELECTED UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION OF MAXLINEAR AND ENTROPIC

The following selected unaudited pro forma combined financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma combined balance sheet information gives effect to the merger as if it occurred on December 31, 2014. The unaudited pro forma combined income statement information for the year ended December 31, 2014 gives effect to the merger as if it occurred on January 1, 2014.

The following selected unaudited pro forma combined financial information is for illustrative and informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. Future results may vary significantly from the results reflected because of various factors, including those factors discussed in the section entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus.

The selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Financial Information” and the related notes included in this joint proxy statement/prospectus beginning on page 160.

Year Ended December 31,
2014
Select Unaudited Pro Forma Combined Statement of Operations Data	(in thousands, except per share data)
Net revenue	$324,731
Gross Profit	179,898
Loss from operations	(119,133)
Net loss	(117,522)
Net loss per share:
Basic	$(2.08)
Diluted	$(2.08)

As of December 31,
2014
Select Unaudited Pro Forma Combined Balance Sheet Data	(in thousands)
Cash, cash equivalents and short- and long-term investments, available-for-sale	$76,096
Working capital	72,502
Total assets	351,286
Total stockholders’ equity	268,904

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table summarizes per share information for (i) MaxLinear and Entropic on an historical basis, (ii) MaxLinear on a pro forma combined basis giving effect to the merger, and (iii) Entropic on a pro forma equivalent basis based on the exchange ratio of 0.2200 of a share of MaxLinear Class A common stock per share of Entropic common stock. It has been assumed that the merger occurred on January 1, 2014, the first day of MaxLinear’s fiscal year ended December 31, 2014, in the case of net loss per share, and at December 31, 2014, in the case of book value per share data.

The following comparative historical and unaudited pro forma combined per share data is for illustrative and informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. Future results may vary significantly from the results reflected because of various factors, including those factors discussed in the section entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus.

The following information should be read in conjunction with the consolidated financial statements and related notes of each of MaxLinear and Entropic that are incorporated by reference in this joint proxy statement/prospectus and with the information in the section entitled “Unaudited Pro Forma Combined Financial Statements” and the related notes included in this joint proxy statement/prospectus beginning on page 160.

Year Ended December 31, 2014
MaxLinear, Inc.
Net loss per share-basic:
Historical	$(0.19)
Pro forma combined(1)	$(2.08)
Net loss per share-diluted:
Historical	$(0.19)
Pro forma combined(1)	$(2.08)
Book value per common share(2)
Historical	$2.72
Pro forma combined	$4.76
Entropic Communications, Inc.
Net loss per share-basic:
Historical	$(1.09)
Equivalent pro forma(1)(3)	$(0.46)
Net loss per share-diluted:
Historical	$(1.09)
Equivalent pro forma(1)(3)	$(0.46)
Book value per common share(2)
Historical	$1.96
Equivalent pro forma	$1.05

(1)	Amounts calculated based on pro forma financial statements giving effect to the merger.
(2)	Amounts calculated by dividing shareholders’ equity by common shares outstanding.
(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio of 0.2200 of a share of MaxLinear Class A common stock for each share of Entropic common stock.

COMPARATIVE PER SHARE MARKET PRICE DATA

MaxLinear Class A common stock trades on the New York Stock Exchange under the symbol “MXL.” Entropic common stock trades on the Nasdaq Capital Market under the symbol “ENTR.”

The following table shows the high and low sales prices per share of MaxLinear Class A common stock and Entropic common stock on (1) February 2, 2015, the last full trading day preceding public announcement that MaxLinear and Entropic had entered into the merger agreement, and (2) March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus.

The table also includes the equivalent high and low sales price per share of Entropic common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of MaxLinear Class A common stock that Entropic stockholders would receive in exchange for each share of Entropic common stock if the merger were completed on either of these dates calculated by multiplying each of the high and low sales prices for shares of MaxLinear Class A common stock by 0.2200 and adding $1.20.

	MaxLinear Class A Common Stock				Entropic Common Stock				Equivalent Price per Share
	High		Low		High		Low		High		Low
February 2, 2015		$8.25		$7.89		$2.6899		$2.56		$3.015		$2.9358
March 27, 2015	$		$		$		$		$		$

The above table shows only historical comparisons. These comparisons may not provide meaningful information to (i) MaxLinear stockholders in determining whether to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement or (ii) Entropic stockholders in determining whether to adopt the merger agreement. MaxLinear and Entropic stockholders are urged to obtain current market quotations for MaxLinear Class A common stock and Entropic common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement, in the case of MaxLinear stockholders, and whether to adopt the merger agreement, in the case of Entropic stockholders. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information included or incorporated by reference in, and found in the annexes attached to, this joint proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus, MaxLinear stockholders should carefully consider the following risks before deciding whether to vote for approval of the issuance of the shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and Entropic stockholders should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, stockholders of MaxLinear and Entropic should read and consider the risks associated with each of the businesses of MaxLinear and Entropic because these risks will relate to MaxLinear following completion of the merger. Certain of these risks can be found in MaxLinear’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, and in Entropic’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

Risks Relating to the Acquisition of Entropic and the Operations of MaxLinear Following Completion of the Acquisition

Because Entropic stockholders will be entitled to receive a fixed ratio of 0.2200 of a share of MaxLinear Class A common stock, together with $1.20 in cash, without interest, and cash payable in lieu of any fractional shares, without interest, for each share of Entropic common stock and the market price of MaxLinear Class A common stock will fluctuate, Entropic stockholders cannot be sure of the value of the MaxLinear Class A common stock to be issued in the merger.

At the effective time of the merger, each share of Entropic common stock will be converted into the right to receive 0.2200 of a share of MaxLinear Class A common stock, $1.20 in cash, without interest, and cash payable in lieu of any fractional shares, without interest, collectively referred to as the merger consideration. There will be no adjustment to the merger consideration (except for adjustments to the Class A common stock exchange ratio to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to MaxLinear Class A common stock or Entropic common stock), and the parties do not have a right to terminate the merger agreement solely based upon changes in the market price of either MaxLinear Class A common stock or Entropic common stock. Accordingly, the dollar value of MaxLinear Class A common stock that Entropic stockholders will receive upon completion of the merger will depend upon the market value of MaxLinear Class A common stock at the time of completion of the merger, which may be different from, and lower or higher than, (i) $8.27, the closing price of MaxLinear Class A common stock on February 2, 2015 the last full trading day preceding the public announcement that MaxLinear and Entropic entered into the merger agreement, (ii) $        , the closing price of MaxLinear Class A common stock on March 27, 2015, the last trading day before the date of this joint proxy statement/prospectus, or (iii) the last full trading day prior to the date of the stockholder meetings. Moreover, because the date that the merger is completed will be later than the date of the MaxLinear special meeting and Entropic special meeting, MaxLinear and Entropic stockholders will not know at the time of the meetings the exact market value of the MaxLinear Class A common stock to be issued to Entropic stockholders upon completion of the merger.

The market values of MaxLinear Class A common stock and Entropic common stock have varied since MaxLinear and Entropic entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of MaxLinear and Entropic, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors both within and beyond the control of MaxLinear and Entropic.

If the acquisition is completed, MaxLinear’s actual financial and operating results could differ materially from any expectations or guidance provided by MaxLinear concerning future results, including (without limitation) expectations or guidance with respect to the financial impact of any cost savings and other potential synergies.

MaxLinear currently expects to realize material cost savings and other synergies as a result of its proposed acquisition of Entropic, and as a result, MaxLinear currently believes that the acquisition will be accretive to its earnings per share, excluding upfront non-recurring charges, transaction related expenses, and the amortization of purchased intangible assets. The expectations and guidance MaxLinear has provided with respect to the potential financial impact of the acquisition are subject to numerous assumptions, however, including assumptions derived from its diligence efforts concerning the status of and prospects for Entropic’s business, which MaxLinear does not currently control, and assumptions relating to the near-term prospects for the semiconductor industry generally and the markets for Entropic’s products in particular. Additional assumptions MaxLinear has made relate to numerous matters, including (without limitation) the following:

•	projections of Entropic’s future revenues;

•	the anticipated financial performance of Entropic’s products and products currently in development;

•	anticipated cost savings and other synergies associated with the acquisition, including potential revenue synergies;

•	MaxLinear’s expected capital structure after the acquisition;

•	the amount of goodwill and intangibles that will result from the acquisition;

•	certain other purchase accounting adjustments that MaxLinear expects to record in its financial statements in connection with the acquisition;

•	acquisition costs, including restructuring charges and transaction costs payable to MaxLinear’s financial, legal, and accounting advisors;

•	MaxLinear’s ability to maintain, develop, and deepen relationships with customers of Entropic; and

•	other financial and strategic risks of the Entropic acquisition, including the possible impact of reduced liquidity of MaxLinear resulting from deal-related cash outlays.

MaxLinear cannot provide any assurances with respect to the accuracy of its assumptions, including its assumptions with respect to future revenues or revenue growth rates, if any, of Entropic, and MaxLinear cannot provide assurances with respect to its ability to realize the cost savings that it currently anticipates. Risks and uncertainties that could cause MaxLinear’s actual results to differ materially from currently anticipated results include, but are not limited to, risks relating to MaxLinear’s ability to integrate Entropic successfully; currently unanticipated incremental costs that MaxLinear may incur in connection with integrating the two companies; risks relating to MaxLinear’s ability to realize incremental revenues from the acquisition in the amounts that MaxLinear currently anticipates; risks relating to the willingness of Entropic’s customers and other partners to continue to conduct business with MaxLinear; and numerous risks and uncertainties that affect the semiconductor industry generally and the markets for MaxLinear’s products and those of Entropic specifically. Any failure to integrate Entropic successfully and to realize the financial benefits MaxLinear currently anticipates from the acquisition would have a material adverse impact on MaxLinear’s future operating results and financial condition and could materially and adversely affect the trading price or trading volume of MaxLinear’s Class A common stock.

Failure to integrate the business and operations of MaxLinear successfully with those of Entropic in the expected time frame or otherwise may adversely affect MaxLinear’s operating results and financial condition if the acquisition is completed.

MaxLinear does not have a substantial history of acquiring other companies and has never pursued an acquisition of the size and complexity of Entropic. The success of the proposed acquisition of Entropic will depend, in substantial part, on MaxLinear’s ability to integrate Entropic’s business and operations successfully with those of MaxLinear and to realize fully the anticipated benefits and potential synergies from combining the companies, including, among others, currently expected cost savings from duplicative functions; potential operational efficiencies in their respective supply chains and in research and development investments; and potential revenue growth resulting from the addition of Entropic’s product portfolio. Historically, MaxLinear and Entropic have been independent companies, and will continue to operate as such until the completion of the acquisition. MaxLinear expects that the integration will be complex and time consuming and will require substantial management time and attention, which may divert attention and resources from other important areas, including MaxLinear’s existing businesses. MaxLinear may face significant challenges in consolidating its operations with Entropic, integrating the two companies’ technologies, and addressing the different corporate cultures of the two companies. Additional unanticipated costs may be incurred in the course of integrating the respective businesses of MaxLinear and Entropic. If the companies are not successfully integrated, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected. In such a case, MaxLinear would expect its operating results and financial condition to be materially and adversely affected, which could also have a material and adverse effect on the trading price or trading volume of MaxLinear’s Class A common stock.

Each of MaxLinear’s and Entropic’s business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the acquisition.

In response to the announcement of the acquisition, customers, vendors, licensors, and other third parties with whom MaxLinear or Entropic do business or otherwise have relationships may experience uncertainty associated with the acquisition, and this uncertainty could materially affect their decisions with respect to existing or future business relationships with MaxLinear or Entropic while the acquisition is pending or with MaxLinear after the acquisition is completed. Moreover, with respect to Entropic’s prior acquisition of certain television and set-top box assets from Trident Microsystems, Inc. (referred to as Trident), MaxLinear was unable to conduct substantial diligence with respect to certain licenses and intellectual property rights because Entropic acquired these assets through Trident’s bankruptcy proceedings. As a result, MaxLinear is in many instances unable to evaluate the impact of the acquisition on certain assumed contract rights and obligations, including intellectual property rights.

These business relationships may be subject to disruption as customers and others may elect to delay or defer purchase or design-win decisions or switch to other suppliers due to the uncertainty about the direction of MaxLinear’s offerings, any perceived unwillingness on MaxLinear’s part to support existing Entropic products after the acquisition is completed, or any general perceptions by customers or other third parties that impute operational or business challenges to MaxLinear arising from the acquisition. In addition, customers or other third parties may attempt to negotiate changes in existing business relationships, which may result in additional obligations imposed on MaxLinear and Entropic. These disruptions could have a material adverse effect on MaxLinear’s and Entropic’s business, operating results, and financial condition while the acquisition is pending or after it is completed. The adverse effect of any such disruptions could be exacerbated by a delay in the completion of the acquisition for any reason, including delays associated with obtaining regulatory approvals, or termination of the merger agreement. Any loss of customers, customer products, design win opportunities, or other important strategic relationships could have a material adverse effect on MaxLinear’s and Entropic’s business, operating results, and financial condition and could have a material and adverse effect on the trading price or trading volume of MaxLinear’s Class A common stock and Entropic’s common stock.

MaxLinear and Entropic may have difficulty motivating and retaining executives and other key employees in light of the acquisition.

Uncertainty about the effect of the acquisition on each of MaxLinear’s and Entropic’s employees may have an adverse effect on MaxLinear or Entropic while the acquisition is pending or on MaxLinear after the acquisition is completed. This uncertainty may impair MaxLinear’s or Entropic’s ability to retain and motivate key personnel in the months leading up to the completion of the acquisition and MaxLinear’s ability to retain and motivate them following the acquisition. Employee retention may be particularly challenging as MaxLinear’s and Entropic’s employees may experience frustrations during the integration process and uncertainty about their future roles with MaxLinear following the completion of the acquisition. For the acquisition to be successful, MaxLinear and Entropic must continue to retain and motivate executives and other key employees during the period before the acquisition is completed. Furthermore, after the acquisition is completed, MaxLinear must be successful at retaining and motivating key employees in order for the benefits of the transaction to be fully realized. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of MaxLinear after the acquisition is completed, MaxLinear may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could substantially reduce or delay MaxLinear’s ability to realize the anticipated benefits of the acquisition and could have a material adverse effect on MaxLinear’s and Entropic’s business, operating results, and financial condition.

The merger agreement contains provisions that may preclude MaxLinear and Entropic, while the transaction is pending, from pursuing acquisitions that they might otherwise pursue or that could discourage or deter bids for their respective companies, and could require one of them to pay a termination fee of $11.65 million to the other party if the merger is not completed under certain circumstances.

Under the merger agreement, subject to certain exceptions, each of MaxLinear and Entropic is restricted from pursuing or entering into agreements with respect to transactions involving acquisitions of its assets or business. In addition, unless and until the merger agreement is terminated, subject to specified exceptions, each of MaxLinear and Entropic is restricted from soliciting, initiating, knowingly encouraging, or knowingly facilitating from or with any person proposals that could reasonably be expected to lead to an “acquisition transaction” (as defined in the merger agreement) and including transactions that would result in a change-of-control in or acquisition of such company. Each of the MaxLinear board and the Entropic board is permitted under certain circumstances to change its recommendation to its stockholders prior to its anticipated special meeting of stockholders if it receives a “superior proposal” or if an “intervening event” has occurred (in each case, as such terms are defined in the merger agreement). Nevertheless, in such events, the company receiving a superior proposal or experiencing an intervening event is required to negotiate with the other party regarding potential amendments to the merger agreement and may only enter into an agreement with respect to a superior proposal if specified conditions have been satisfied and such party has paid the other party a termination fee of $11.65 million. In addition, each of MaxLinear and Entropic could be required to pay to the other party a termination fee if the other party terminates the merger agreement due to a “triggering event,” which is defined in the merger agreement and includes a change of recommendation by such party’s board to its stockholders or such party’s breach of the non-solicitation provisions of the merger agreement. These restrictive covenants contained in the merger agreement could have the effect while the acquisition is pending of preventing either party from pursuing acquisitions of complementary products or businesses that their respective management believes would be in the best interests of their company and their stockholders. In addition, these restrictions could discourage a third party that may have an interest in acquiring MaxLinear or Entropic from considering or proposing such an acquisition. If such a proposal were forthcoming, MaxLinear or Entropic, as applicable, may not be able to enter into an agreement with respect to such an alternative transaction without incurring potentially significant liability to the other party.

MaxLinear and Entropic will be subject to contractual restrictions while the merger is pending.

MaxLinear and Entropic have operated and, until the completion of the merger, will continue to operate, independently. The merger agreement restricts MaxLinear and Entropic from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other party. These restrictions may prevent MaxLinear and Entropic from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Conduct of Business Before Completion of the Merger” on page 141 for a description of the restrictive covenants.

MaxLinear and Entropic may waive one or more of the conditions of the merger without resoliciting stockholder approval for the merger.

Each of the conditions to MaxLinear’s and Entropic’s obligations to complete the merger may be waived, in whole or in part, if permitted by applicable legal requirements, by agreement of MaxLinear and Entropic, if the condition is a condition to both MaxLinear’s and Entropic’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of MaxLinear and Entropic may evaluate the materiality of any such waiver to determine whether amendment of this joint proxy statement/prospectus and resolicitation of proxies are necessary. MaxLinear and Entropic, however, generally do not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is determined not to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval.

If the merger is not consummated under certain circumstances, each of MaxLinear and Entropic may be obligated to pay the other party a reverse termination fee of $11.65 million, which could adversely impact MaxLinear’s or Entropic’s respective financial position.

Each of MaxLinear and Entropic may terminate the merger agreement under certain circumstances as set forth in the merger agreement, including if such party terminates the merger agreement to enter into an agreement with respect to a “superior proposal” or if such party terminates the merger agreement due to a “triggering event” (as defined in the merger agreement) of such party (including a change of recommendation by such party’s board of directors or a breach by such party of its nonsolicitation obligations or its board recommendation provisions in any material respect). Under such circumstances, each of MaxLinear or Entropic, as the case may be, may be obligated to pay a reverse termination fee of $11.65 million to the other party.

If the proposed acquisition is not completed, MaxLinear and Entropic will have incurred substantial costs that may adversely affect their operating results and financial condition as well as the market price of MaxLinear’s Class A common stock and Entropic’s common stock.

If the acquisition is not completed, the price of MaxLinear’s Class A common stock and Entropic’s common stock may decline to the extent that the current market prices of such Class A common stock and common stock reflect a market assumption that the acquisition will be completed. In addition, both parties have incurred and will incur substantial costs in connection with the proposed acquisition. These costs are primarily associated with the fees of their respective financial advisors, accountants, and legal counsel and, with limited exceptions relating to a portion of their financial advisor fees, will be payable regardless of whether the acquisition is completed. In addition, both parties have diverted significant management resources in an effort to complete the acquisition and are each subject to restrictions contained in the merger agreement on the conduct of their business during the pendency of the acquisition. If the acquisition is not completed, the parties will have received little or no benefit in respect of such costs incurred. If the acquisition is not completed under certain circumstances specified in the merger agreement, a party may be required to pay a termination fee to the other party of $11.65 million or to reimburse the other party for its merger-related out-of-pocket expenses up to a cap of $2.5 million. Furthermore, if the acquisition is not completed, both parties may experience negative reactions from the financial markets and our suppliers, customers, customer prospects, and employees. Any of these factors could have an adverse effect on MaxLinear’s and Entropic’s business, operating results, and financial condition or on the trading price of MaxLinear’s Class A common stock and Entropic’s common stock.

The ability of MaxLinear and Entropic to complete the acquisition is subject to various closing conditions, including the approval of MaxLinear and Entropic stockholders and certain required governmental approvals and authorizations, which may not be satisfied. Failure to complete the acquisition could have a material adverse effect on the companies’ business, financial conditions, results of operations, and the trading price of MaxLinear Class A common stock or Entropic common stock.

To complete the acquisition, MaxLinear stockholders must approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement, and Entropic stockholders must adopt the merger agreement. In addition, completion of the acquisition is conditioned upon the receipt of certain governmental approvals and authorizations, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (for which early termination was received on February 26, 2015), the authorization of the listing on the NYSE of the shares of MaxLinear Class A common stock to be issued in the merger, and the declaration of the effectiveness of the registration statement on Form S-4 to which this joint proxy statement/prospectus relates by the SEC. MaxLinear and Entropic can provide no assurance that the various closing conditions will be satisfied and that the necessary governmental approvals or authorizations will be obtained.

Notwithstanding early termination of the waiting period under the HSR Act, the Antitrust Division of the United States Department of Justice, the Federal Trade Commission, or other governmental authorities could challenge or seek to block the acquisition under applicable antitrust laws, as such governmental authority deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the acquisition could also initiate action to challenge or block the acquisition. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the acquisition, before or after it is completed. MaxLinear and Entropic cannot be sure that a challenge to the acquisition will not be made or that, if a challenge is made, MaxLinear and/or Entropic will prevail.

If MaxLinear and Entropic are unable to complete the acquisition, MaxLinear and Entropic would be subject to a number of risks, including the following:

•	MaxLinear and Entropic would not realize the anticipated benefits of the acquisition, including, among other things, increased operating efficiencies;

•	the attention of management of MaxLinear and Entropic may have been diverted to the acquisition rather than to each company’s own operations and the pursuit of other opportunities that could have been beneficial to that company;

•	the potential loss of key personnel during the pendency of the acquisition as employees and other service providers may experience uncertainty about their future roles with MaxLinear following the completion of the acquisition; and

•	the trading price of MaxLinear Class A common stock and/or Entropic common stock may decline to the extent that the current market prices reflect a market assumption that the acquisition will be completed.

The occurrence of any of these events individually or in combination could have a material adverse effect on the companies’ business, financial conditions, results of operations, and the trading price of MaxLinear Class A common stock or Entropic common stock.

In order to complete the acquisition and distribute the cash consideration payable to Entropic’s stockholders, MaxLinear will be required to use substantially all of Entropic’s available cash resources and a sizeable portion of MaxLinear’s cash resources. As a result, MaxLinear’s available liquidity after the acquisition will be reduced at the same time that the scope of MaxLinear’s operations and cash requirements have increased, and MaxLinear may be required to seek additional financing.

Under the terms of the merger agreement and in order to implement the distribution of the cash portion of the merger consideration to Entropic’s stockholders, Entropic is required to deliver to the exchange agent specified for the acquisition an amount of cash designated by MaxLinear, which cannot exceed Entropic’s aggregate cash and cash equivalents less $10.0 million. MaxLinear will be required to fund the balance of the cash portion of the merger consideration from MaxLinear’s own cash and cash equivalents. Consequently, substantially all of Entropic’s available cash will be used in connection with the acquisition, and MaxLinear’s overall liquidity after completion of the acquisition will be materially reduced relative to MaxLinear’s current liquidity even though MaxLinear will have incurred substantial expenses and expects to incur additional restructuring costs as MaxLinear integrates Entropic’s business and operations. To the extent Entropic’s cash and cash equivalents at closing are less than the amount that MaxLinear currently anticipates, MaxLinear would be required to use a larger portion of MaxLinear’s available cash. As a result of these factors, MaxLinear’s board of directors and management may determine to seek financing to enhance MaxLinear’s liquidity, which could involve the issuance of debt or equity securities. MaxLinear cannot provide any assurances that additional financing will be available when and as needed or on terms that MaxLinear believes to be commercially reasonable. To the extent MaxLinear issues debt securities, such indebtedness would have rights that are senior to holders of equity securities and could contain covenants that restrict MaxLinear’s operations. Any equity financing would be dilutive to MaxLinear’s current stockholders. If MaxLinear determines that it requires funding as a result of the acquisition but cannot obtain such funding on terms MaxLinear considers to be reasonable, MaxLinear may seek other methods to reduce MaxLinear’s use of cash, including reductions in MaxLinear’s research and development spending, which would be expected to have an adverse long-term effect on MaxLinear’s business, operating results, and financial condition.

A number of purported stockholder lawsuits have been filed against MaxLinear, Entropic, Entropic’s directors, and MaxLinear’s merger subsidiaries, Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC, challenging the acquisition, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the acquisition, result in substantial costs, or have an adverse effect on each of MaxLinear’s and Entropic’s business, financial condition and operating results.

Beginning on February 9, 2015, a number of purported stockholder class action complaints were filed on behalf of a putative class of Entropic stockholders in the Court of Chancery in the State of Delaware and in the Superior Court of the State of California County of San Diego. The class action complaints name Entropic, the members of Entropic’s board, MaxLinear, and MaxLinear’s merger subsidiaries, Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC, as defendants. The class action complaints generally allege, among other things, that, in connection with MaxLinear’s proposed acquisition of Entropic, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that Entropic, MaxLinear, and/or MaxLinear’s merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things: an order enjoining the defendants from consummating the proposed transaction; an order declaring the merger agreement unlawful and unenforceable; in the event that the proposed transaction is consummated, an order rescinding it and setting it aside or awarding rescissory damages to the class; imposition of a constructive trust; damages; and/or attorneys’ fees and costs.

Beginning on February 25, 2015, two stockholder complaints were filed in the United States District Court for the Southern District of California on behalf of a putative class of Entropic stockholders and derivatively on behalf of Entropic. The complaints name MaxLinear, MaxLinear’s merger subsidiaries, and the members of Entropic’s board of directors as defendants and name Entropic as a nominal party. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that MaxLinear and the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order rescinding, to the extent already implemented, the merger agreement or any of its terms, and awarding plaintiffs costs, including attorneys’ and experts’ fees.

Additional lawsuits may be filed.

MaxLinear’s and Entropic’s management believe that the allegations in the Delaware and California actions are without merit and intend to vigorously contest the actions. However, litigation is inherently uncertain, and there can be no assurances that the defense of these stockholder lawsuits will be successful. In addition, MaxLinear and Entropic have obligations, under certain circumstances, to hold harmless and indemnify each of the defendant directors against judgments, fines, settlements and expenses related to claims against such directors and otherwise to the fullest extent permitted under Delaware law and MaxLinear’s and Entropic’s respective bylaws and certificates of incorporation. Such obligations may apply to these lawsuits. An unfavorable outcome in these lawsuits could prevent or delay the consummation of the acquisition, result in substantial costs to MaxLinear and Entropic, or have an adverse effect on MaxLinear’s business, financial condition and operating results.

If the acquisition of Entropic is completed, the issuance of shares of MaxLinear Class A common stock to Entropic stockholders will substantially reduce the percentage interests of MaxLinear’s stockholders.

At the completion of the proposed acquisition of Entropic, MaxLinear expects to issue approximately 20.6 million shares of MaxLinear Class A common stock to former Entropic stockholders entitled to receive consideration pursuant to the merger agreement. If the acquisition is completed, it is expected that existing MaxLinear stockholders will own approximately 65% and that current Entropic stockholders will own approximately 35% of the outstanding capital stock post-completion.

MaxLinear stockholders and Entropic stockholders currently have the right to vote for their respective boards of directors and on other matters affecting the applicable company. When the merger occurs, each Entropic stockholder that receives shares of MaxLinear Class A common stock will become a stockholder of MaxLinear with a percentage ownership that is significantly smaller than the stockholder’s percentage ownership in Entropic. Correspondingly, each MaxLinear stockholder will remain a stockholder of MaxLinear with a percentage ownership that is significantly smaller than the stockholder’s percentage ownership of MaxLinear prior to the merger. As a result of these reduced ownership percentages, MaxLinear stockholders will have less influence on the management and policies of the combined company than they now have with respect to MaxLinear, the former Entropic stockholders will have less influence on the management and policies of MaxLinear than they now have with respect to Entropic. In addition, the issuance of shares of MaxLinear’s Class A common stock to Entropic stockholders in the acquisition and the assumption by MaxLinear of Entropic stock options, restricted stock units, and certain performance stock units will cause a significant reduction in the relative percentage interests of MaxLinear’s current stockholders in earnings, voting, liquidation value and book and market value.

MaxLinear expects to incur substantial expenses related to the integration of MaxLinear and Entropic.

MaxLinear expects to incur substantial expenses in connection with integrating the operations, technologies, and business systems of MaxLinear and Entropic. MaxLinear expects business systems integration between the two companies to require substantial management attention, including integration of information management, purchasing, accounting and finance, sales, payroll and benefits systems and regulatory compliance functions. Numerous factors beyond MaxLinear’s control could affect the total cost or the timing of expected integration expenses. Moreover, many of the expenses that will be incurred are by their nature difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that MaxLinear expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses. These integration expenses may result in MaxLinear’s taking significant charges against earnings following the completion of the acquisition.

Certain directors and executive officers of Entropic have interests in the merger that may be different from, or in addition to, the interests of Entropic stockholders.

Executive officers of Entropic negotiated the terms of the merger agreement under the direction of the Entropic board. The board of Entropic unanimously approved the merger agreement, the merger, and the other transactions contemplated thereby and unanimously recommends that Entropic stockholders vote in favor of the adoption of the merger agreement. These directors and executive officers may have interests in the merger that are different from, or in addition to, or may be deemed to conflict with, interests of Entropic stockholders. These interests include the continued position of one of the directors of Entropic as a director of MaxLinear following completion of the merger, the potential employment or consultancy of certain executive officers of Entropic by MaxLinear following the completion of the merger, and the indemnification of former Entropic directors and officers by MaxLinear following completion of the merger. These interests also include the treatment in the merger of employment agreements, change of control and severance agreements, restricted stock units, stock options and other rights held by these directors and executive officers, including the right to vesting acceleration upon a change of control under various equity awards and agreements. Entropic stockholders should be aware of these interests when they consider the Entropic board’s recommendation that they vote in favor of the proposal to adopt the merger agreement. For a discussion of the interests of directors and executive officers in the merger, see “The Merger—Interests of the Directors and Executive Officers of Entropic in the Merger” beginning on page 118 of this joint proxy statement/prospectus.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus and the financial projections provided to each party’s board of directors and financial advisor in connection with the acquisition may not be indicative of what MaxLinear’s actual financial position or results of operations would have been.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus is presented solely for illustrative purposes and is not necessarily indicative of what MaxLinear’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. This unaudited pro forma combined financial information reflects adjustments that were developed using preliminary estimates based on available information and various assumptions, and will be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. In addition, financial projections were provided to each party’s board of directors and financial advisor in connection with the merger. These projections are based on assumptions and information available at the time they were made as well as uncertainties and limitations discussed in the sections entitled “The Merger—Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” and “The Merger—Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor” below. Actual performance may differ materially from these projections.

MaxLinear will record goodwill that could become impaired and adversely affect its future operating results.

The acquisition will be accounted for as an acquisition by MaxLinear in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Entropic will be recorded, as of completion, at their respective fair values and added to MaxLinear’s assets and liabilities. MaxLinear’s reported financial condition and results of operations after completion of the acquisition will reflect Entropic’s balances and results but will not be restated retroactively to reflect the historical financial position or results of operations of Entropic for periods prior to the acquisition. As a result, comparisons of future results against prior period results will be more difficult for investors.

Under the acquisition method of accounting, the total purchase price will be allocated to Entropic’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the acquisition. The excess of the purchase price over those fair values will be recorded as goodwill. MaxLinear expects that the acquisition will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or other intangibles become impaired, MaxLinear may be required to incur material charges relating to such impairment. Any such impairment charge could have a material impact on MaxLinear’s operating results in future periods, and the announcement of a material impairment could have an adverse effect on the trading price and trading volume of MaxLinear’s Class A common stock.

The market price of MaxLinear’s Class A common stock after the merger may be affected by factors different from those affecting the market price of MaxLinear Class A common stock or of Entropic common stock before the merger.

When the merger is complete, Entropic stockholders will become MaxLinear shareholders. The results of operations of MaxLinear, as well as the trading price of MaxLinear Class A common stock, after the merger may be affected by factors different from those currently affecting MaxLinear’s or Entropic’s results of operations and the trading price of MaxLinear Class A common stock or Entropic common stock. For a discussion of the businesses of MaxLinear and Entropic and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 192.

Other Risks Related to MaxLinear and Entropic

MaxLinear’s and Entropic’s businesses are and will be subject to the risks described above. In addition, MaxLinear and Entropic are, and will continue to be, subject to the risks described in MaxLinear’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and Entropic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, both of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to Ownership of MaxLinear Class A Common Stock

The market value of MaxLinear Class A common stock could decline if large amounts of its Class A common stock is sold following the acquisition.

Following the acquisition, stockholders of MaxLinear and former stockholders of Entropic will own interests in a company operating an expanded business with more assets and a different mix of liabilities. Current stockholders of MaxLinear and those of Entropic who will receive MaxLinear’s Class A common stock in connection with the acquisition may not wish to continue to invest in MaxLinear, or may wish to reduce their investment in MaxLinear, in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which MaxLinear Class A common stock and Entropic common stock is or was included or for any other reason. If, following the acquisition, large amounts of MaxLinear Class A common stock are sold, the price of its Class A common stock could decline.

The shares of MaxLinear Class A common stock to be received by Entropic stockholders as a result of the acquisition will have different rights from shares of Entropic common stock.

Following completion of the acquisition, Entropic stockholders will no longer be stockholders of Entropic but will instead be stockholders of MaxLinear. There are important differences between the rights of Entropic stockholders and the rights of MaxLinear stockholders. See the following risk factor and “Comparison of Rights of Stockholders of MaxLinear and Entropic” beginning on page 177 of this joint proxy statement/prospectus for a discussion of the different rights associated with MaxLinear Class A common stock and Entropic common stock.

The dual class structure of MaxLinear common stock as contained in its charter documents will have the effect of allowing MaxLinear’s founders, executive officers, employees and directors and their affiliates to limit the ability of MaxLinear Class A common stockholders to influence corporate matters that you may consider unfavorable.

MaxLinear’s founders, executive officers, directors and their affiliates and employees hold shares of MaxLinear Class B common stock, which is not publicly traded. Until March 29, 2017, the dual class structure of MaxLinear common stock will have the following effects with respect to the holders of MaxLinear’s Class A common stock:

•	allows the holders of MaxLinear Class B common stock to have the sole right to elect two management directors to the board of directors;

•	with respect to change of control matters, allows the holders of MaxLinear Class B common stock to have ten votes per share compared to the holders of MaxLinear Class A common stock who will have one vote per share on these matters; and

•	with respect to the adoption of or amendments to MaxLinear equity incentive plans, allows the holders of MaxLinear Class B common stock to have ten votes per share compared to the holders of MaxLinear Class A common stock who will have one vote per share on these matters, subject to certain limitations.

Thus, MaxLinear’s dual class structure will limit the ability of MaxLinear Class A common stockholders to influence corporate matters, including with respect to transactions involving a change of control, and, as a result, MaxLinear may take actions that its stockholders do not view as beneficial, which may adversely affect the market price of MaxLinear Class A common stock. In addition to the additional voting rights granted to holders of MaxLinear Class B common stock, which is held principally by certain of MaxLinear’s executive officers and founders, MaxLinear has entered into change of control agreements with its executive officers, which could have an adverse effect on a third party’s willingness to consider acquiring MaxLinear, either because it may be more difficult to retain key employees with change of control benefits or because of the incremental cost associated with these benefits.

The concentration of MaxLinear capital stock ownership with its founders will limit the ability of MaxLinear Class A common stockholders to influence corporate matters and their interests may differ from other stockholders.

As of December 31, 2014, MaxLinear’s founders, including its Chairman, President and Chief Executive Officer, Dr. Seendripu, together control approximately 17% of MaxLinear’s outstanding capital stock, representing approximately 61% of the voting power of MaxLinear’s outstanding capital stock with respect to change of control matters and the adoption of or amendment to MaxLinear’s equity incentive plans. Dr. Seendripu and the other founders therefore have significant influence over MaxLinear management and affairs and over all matters requiring stockholder approval, including the election of two Class B directors and significant corporate transactions, such as a merger or other sale of MaxLinear or its assets, for the foreseeable future.

Anti-takeover provisions in MaxLinear’s charter documents and under Delaware law could make an acquisition of MaxLinear more difficult, limit attempts by MaxLinear stockholders to replace or remove its current management and limit the market price of its Class A common stock.

Provisions in MaxLinear’s certificate of incorporation and bylaws, as amended and restated, may have the effect of delaying or preventing a change of control or changes in its management. These provisions provide for the following:

•	authorize the MaxLinear Board to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by MaxLinear stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of MaxLinear stockholders can be called only by MaxLinear’s board of directors, chairman of the board of directors, president, or by unanimous written consent of its directors appointed by the holders of Class B common stock;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of MaxLinear stockholders, including proposed nominations of persons for election to MaxLinear’s board of directors;

•	establish that MaxLinear’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms and with one Class B director being elected to each of Class II and Class III;

•	provide for a dual class common stock structure, which provides MaxLinear’s founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of MaxLinear or its assets;

•	provide that MaxLinear’s directors may be removed only for cause;

•	provide that vacancies on MaxLinear’s board of directors may be filled only by a majority of directors then in office, even though less than a quorum, other than any vacancy in the two directorships reserved for the designees of the holders of Class B common stock, which may be filled only by the affirmative vote of the holders of a majority of the outstanding Class B common stock or by the remaining director elected by the Class B common stock (with the consent of founders holding a majority in interest of the Class B common stock over which the founders then exercise voting control);

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of MaxLinear’s capital stock to amend specified provisions of MaxLinear’s certificate of incorporation and bylaws.

These provisions may frustrate or prevent any attempts by MaxLinear stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of MaxLinear’s board of directors, which is responsible for appointing the members of MaxLinear’s management. In addition, because MaxLinear is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Future sales of MaxLinear Class A common stock in the public market could cause its share price to decline.

Sales of a substantial number of shares of MaxLinear Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of its Class A common stock and could impair its ability to raise capital through the sale of additional equity securities. As of December 31, 2014, MaxLinear had 30.9 million shares of Class A common stock and 7.0 million shares of Class B common stock outstanding.

All shares of Class A common stock are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by MaxLinear’s affiliates as defined in Rule 144 under the Securities Act.

MaxLinear has filed registration statements on Form S-8 under the Securities Act to register 16.9 million shares of its Class A common stock for issuance under its 2010 Equity Incentive Plan, as amended, or the 2010 Plan, and 2010 Employee Stock Purchase Plan, as amended. These shares may be freely sold in the public market upon issuance and once vested or settled, subject to other restrictions provided under the terms of the applicable plan and/or the option or restricted stock award agreements entered into with the option or award holder.

MaxLinear’s Executive Incentive Bonus Plan permits the settlement of awards under the plan in the form of shares of its Class A common stock. For the 2013 and 2012 performance period, actual awards under the Executive Incentive Bonus Plan were settled in Class A common stock issued under MaxLinear’s 2010 Equity Incentive Plan, as amended, with the number of shares issuable to plan participants determined based on the closing sales price of MaxLinear’s Class A common stock as determined in trading on the New York Stock Exchange on May 9, 2014 and May 3, 2013, respectively. Additionally, MaxLinear settled all bonus awards for all other employees for the 2013 and 2012 performance period in shares of its Class A common stock. MaxLinear issued 0.6 million shares of its Class A common stock for the 2013 performance period upon settlement of the bonus awards on May 9, 2014. MaxLinear issued 0.8 million shares of its Class A common stock for the 2012 performance period upon settlement of the bonus awards on May 3, 2013. MaxLinear intends to settle all bonus awards for employees for the 2014 performance period in shares of its Class A common stock. MaxLinear cannot currently predict when the bonus awards will be settled, but it currently anticipates that approximately 0.4 million shares of its Class A common stock will be issued for the 2014 performance period. These shares may be freely sold in the public market immediately following the issuance of such shares and the issuance of such shares may have an adverse effect on MaxLinear’s share price once they are issued.

MaxLinear does not intend to pay dividends for the foreseeable future.

MaxLinear has never declared or paid any cash dividends on its common stock and does not intend to pay any cash dividends in the foreseeable future. MaxLinear anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of MaxLinear’s board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between MaxLinear and Entropic. These statements are based on current expectations and beliefs of the management of MaxLinear and Entropic, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements regarding the expected timetable for completing the merger, benefits and synergies of the merger, future financial performance, future opportunities for MaxLinear following completion of the merger, and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	the timing to complete the merger;

•	failure to obtain the required votes of MaxLinear’s or Entropic’s stockholders and risks that the other conditions to closing the merger may not be satisfied or the merger may not otherwise occur;

•	the expected financial condition, results of operations, earnings outlook and prospects of MaxLinear, Entropic and MaxLinear following completion of the merger;

•	the timing, outcome and results of integrating the operations of Entropic with those of MaxLinear and the outcome of any anticipated benefits or potential synergies from combining the companies;

•	the ability of MaxLinear and Entropic to maintain relationships with their respective employees, suppliers or customers as a result of the uncertainty surrounding the merger;

•	diversion of management time and other resources to transaction-related matters;

•	changes in MaxLinear’s or Entropic’s businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition, and/or cash flows;

•	changes in merger-related transaction costs, the amount of fees paid to financial advisors and the potential payments to Entropic’s named executive officers in connection with the merger; and

•	outcome of any legal proceedings that have been or may be instituted against MaxLinear, Entropic, or others following announcement of the transactions contemplated by the merger agreement.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors set forth in this joint proxy statement/prospectus beginning on page 34 of this joint proxy statement/prospectus and the risk factors included in MaxLinear’s and Entropic’s annual reports on Form 10-K for the year ending December 31, 2014 and other documents of MaxLinear and Entropic on file with the Securities and Exchange Commission and incorporated by reference herein. Any forward-looking statements made in this joint proxy statement/prospectus are qualified in their entirety by the cautionary statements contained or referred to in this section, and there is no assurance that the actual results or anticipated developments will be realized or that, even if substantially realized, they will have the expected consequences to, or effects on, businesses or operations. All subsequent written and oral forward-looking statements concerning MaxLinear, Entropic, the transactions contemplated by the merger agreement or other matters attributable to MaxLinear or Entropic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law, MaxLinear and Entropic are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

INFORMATION ABOUT THE COMPANIES

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

MaxLinear, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “MaxLinear,” is a provider of integrated, radio-frequency and mixed-signal integrated circuits for broadband communications applications and data center, metro, and long-haul transport network applications. Its high performance radio-frequency, or RF, receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, or SoCs, which incorporate MaxLinear’s highly integrated radio system architecture and the functionality necessary to receive and demodulate broadband signals and physical medium devices, or PMD’s, that provide a constant current source, current-to-voltage regulation, and data alignment and retiming function ability in optical interconnect applications. MaxLinear’s current products receive and process RF and digital signals and enable the display of broadband video content in a wide range of electronic devices, including cable and terrestrial and satellite set top boxes, DOCSIS data and voice gateways, hybrid analog and digital televisions satellite low-noise blockers, or LNB’s, transponders or outdoor units (ODU), and optical modules for data center, metro, and long-haul transport network applications.

Shares of MaxLinear’s Class A common stock are traded on the New York Stock Exchange under the ticker symbol “MXL.”

MaxLinear was incorporated in Delaware in September 2003. MaxLinear’s corporate headquarters are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008, and MaxLinear’s main telephone number at that location is (760) 692-0711. MaxLinear’s corporate website is www.maxlinear.com. The contents of MaxLinear’s website are not incorporated into, or otherwise to be regarded as part of, this joint proxy statement/prospectus. Additional information about MaxLinear and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

Entropic Communications, Inc.

6350 Sequence Drive

San Diego, California 92121

(858) 768-3600

Entropic Communications, Inc., a Delaware corporation and referred to in this joint proxy statement/prospectus as “Entropic,” is a world leader in semiconductor solutions for the connected home. It transforms how traditional HDTV broadcast and Internet protocol, or IP,-based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Its next-generation Set-top Box, or STB, System-on-a-Chip, or SoC, and home connectivity, or Connectivity, solutions enable global Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by evolving the way digital entertainment is delivered, connected and consumed—in the home and on the go. In mid-2013, Entropic shifted its internal organization structure from a product-driven company into a global solutions and segment-driven organization to better serve its original equipment/device manufacturers and Pay-TV service provider customers. Today, it serves five primary market segments with its technology: Cable, Satellite, Telco/IPTV, MoCA/CE Retail and Media Processing.

Shares of Entropic’s common stock are traded on the Nasdaq Capital Market under the symbol “ENTR.”

Entropic was incorporated in Delaware in January 2001. Entropic’s corporate headquarters are located at 6350 Sequence Drive, San Diego, California 92121, and Entropic’s main telephone number at that location is

(858) 768-3600. Entropic’s corporate website address is www.entropic.com. The contents of Entropic’s website are not incorporated into, or otherwise to be regarded as part of, this joint proxy statement/prospectus. Additional information about Entropic and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

Excalibur Acquisition Corporation, a newly formed, wholly-owned subsidiary of MaxLinear, is a Delaware corporation formed on January 30, 2015 for the sole purpose of effecting the merger and Excalibur Subsidiary, LLC, a newly formed, wholly-owned subsidiary of MaxLinear, is a Delaware limited liability company formed on January 30, 2015, for the sole purpose of effecting the subsequent merger. Under the merger agreement, Excalibur Acquisition Corporation will merge with and into Entropic and Entropic will continue as the surviving corporation (referred to as the merger). As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC and Excalibur Subsidiary, LLC will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear (referred to as the subsequent merger).

THE MAXLINEAR SPECIAL MEETING

Date, Time and Place of MaxLinear Special Meeting

The special meeting of MaxLinear stockholders will be held at 8:30 a.m., local time, on Thursday, April 30, 2015, at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008.

Purpose of MaxLinear Special Meeting

At the MaxLinear special meeting, the MaxLinear stockholders will be asked to consider and vote on the following proposals:

•	To approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the Agreement and Plan of Merger and Reorganization (as it may be amended from time to time, the merger agreement), dated as of February 3, 2015, among MaxLinear, Entropic Communications, Inc., Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC, a copy of which is attached as Annex A to this joint proxy statement/prospectus (referred to as the share issuance proposal); and

•	To adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal (referred to as the MaxLinear adjournment proposal).

The MaxLinear board unanimously recommends that the MaxLinear stockholders vote “FOR” the share issuance proposal and “FOR” the MaxLinear adjournment proposal.

Record Date; Outstanding Shares; Voting Rights

The MaxLinear board has fixed the close of business on March 30, 2015, as the record date for determination of the stockholders entitled to vote at the MaxLinear special meeting. On the record date, MaxLinear had             shares of common stock issued and outstanding, consisting of             shares of Class A common stock and             shares of Class B common stock.

Each share of MaxLinear Class A common stock and Class B common stock issued and outstanding as of the close of business on March 30, 2015, the record date for the special meeting of stockholders, is entitled to vote on all items being considered at the special meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee.

If your shares are registered directly in your name with MaxLinear’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and the proxy materials were sent directly to you by MaxLinear. MaxLinear has enclosed or sent a proxy card for you to use with the printed proxy materials delivered to you. You have the right to grant your voting proxy directly to MaxLinear’s designated proxies or to vote in person at the special meeting. You may also vote on the Internet or by telephone, as described below under the heading “Voting Procedures.”

If you hold MaxLinear shares in an account at a brokerage firm, bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. You can vote your shares in the manner prescribed by your broker, bank, trust company or other nominee. Your broker, bank, trust company or other nominee has enclosed or sent a voting instruction card for you to use in directing such broker, bank, trust company or other nominee how to vote your shares. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares. Since a beneficial owner is not a stockholder of record, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting. You may also vote on the Internet or by telephone if Internet or telephone voting is made available by your broker, bank, trust company or other nominee.

In accordance with Delaware law, a list of the names of stockholders of record entitled to vote at the MaxLinear special meeting will be available at the MaxLinear special meeting and for ten days prior to the special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at MaxLinear’s principal executive offices located at 5966 La Place Court, Suite 100, Carlsbad, California 92008.

Voting Rights for Holders of Class A Common Stock and Class B Common Stock

Holders of MaxLinear’s Class A common stock and Class B common stock have identical voting rights, except that holders of MaxLinear’s Class A common stock are entitled to one vote per share and holders of MaxLinear’s Class B common stock are entitled to ten votes per share with respect to transactions that would result in a change of control of MaxLinear or, in certain cases that relate to MaxLinear’s equity incentive plans. In addition, holders of MaxLinear’s Class B common stock are entitled, voting separately as a class, to elect two members of MaxLinear’s board of directors. The directors elected by holders of MaxLinear’s Class B common stock are Curtis Ling, Ph.D., whose current term will expire at MaxLinear’s annual meeting in 2017, and Kishore Seendripu, Ph.D., whose current term will expire at MaxLinear’s annual meeting in 2015.

On the share issuance proposal and the MaxLinear adjournment proposal, the Class A common stock and Class B common stock will vote together as a single class with each share of Class A common stock and Class B common stock being entitled to one vote for each share held on the record date.

Quorum

The quorum requirement for holding the MaxLinear special meeting and transacting business is that holders of a majority of the voting power of MaxLinear’s issued and outstanding Class A common stock and Class B common stock (voting together as a single class) be present in person or represented by proxy.

Abstentions and “broker non-votes” (if any) will be counted as present for purposes of determining the presence of a quorum for the MaxLinear special meeting.

Required Vote

The voting requirement for each proposal is as follows:

Proposal	Vote Required to Approve Proposal
To approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.	The approval of the share issuance proposal requires the affirmative vote of a majority of the votes cast at the MaxLinear special meeting by holders of shares of MaxLinear Class A common stock and Class B common stock, voting together as a single class.

To adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the share issuance proposal.	The approval of the MaxLinear adjournment proposal requires the affirmative vote of a majority of the votes cast at the MaxLinear special meeting by holders of shares of MaxLinear Class A common stock and Class B common stock, voting together as a single class.

Effect of Not Voting

If a MaxLinear stockholder does not submit a proxy card or vote at the MaxLinear special meeting, such stockholder’s shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the MaxLinear special meeting, and will otherwise have no effect on the outcome of the share issuance proposal or the MaxLinear adjournment proposal.

Broker Non-Votes

A broker non-vote occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not receive voting instructions from the beneficial owner and either chooses not to vote those shares on a routine matter at the stockholders’ meeting or is not permitted to vote those shares on a non-routine matter. Neither the share issuance proposal nor the MaxLinear adjournment proposal is a routine matter. As a result, if you fail to give voting instructions to your broker, bank or other holder of record, your broker, bank or other holder record may not submit or vote your shares for any purpose at the special meeting and, therefore, your shares (i) will not be considered present for purposes of determining a quorum to transact business at the special meeting, (ii) will not be voted at the special meeting, and (iii) will otherwise have no effect on the outcome of the share issuance proposal or the MaxLinear adjournment proposal.

Abstentions; Incomplete Proxies

If a MaxLinear stockholder submits a proxy card and affirmatively elects to abstain from voting, the shares (i) will be counted as present for purposes of determining the presence of a quorum for the MaxLinear special meeting and (ii) will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” the share issuance proposal and the MaxLinear adjournment proposal.

If a MaxLinear stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of MaxLinear Class A common stock or Class B common stock, as applicable, represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the MaxLinear special meeting and all of such shares will be voted as recommended by MaxLinear’s board.

Adjournments

If there is no quorum, the chairman of the MaxLinear special meeting may adjourn the special meeting to another place, date, or time. Even if a quorum is present, the MaxLinear special meeting could be adjourned in order to permit further solicitation of proxies in favor of the share issuance proposal if sufficient votes are cast in favor of the MaxLinear adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the MaxLinear special meeting.

Stock Ownership of Directors and Executive Officers of MaxLinear

At the close of business on the record date,          of the outstanding shares of MaxLinear Class A common stock and          of the outstanding shares of MaxLinear Class B common stock were held by MaxLinear’s directors and executive officers and their affiliates, representing approximately    % of the total outstanding shares of MaxLinear entitled to vote at the MaxLinear special meeting. Simultaneously with the execution and delivery of the merger agreement, certain of the directors and executive officers of MaxLinear (or, in some cases, their affiliated entities), in their respective capacities as stockholders of MaxLinear, entered into voting agreements with Entropic, pursuant to which such stockholders agreed, among other things, to vote their respective shares of Class A common stock and Class B common stock of MaxLinear for the approval of the issuance of shares in the merger pursuant to the terms of the merger agreement.

Voting Procedures

By mail

Complete, sign and date the enclosed proxy card or voting instruction card and return it in the return envelope provided (which is postage prepaid if mailed in the United States) before the MaxLinear special meeting to be held at 8:30 a.m., local time, on April 30, 2015 in Carlsbad, California. If you are a stockholder of record and the prepaid envelope is missing, please mail your completed proxy card to MaxLinear, Inc., c/o Computershare Trust Company, N.A., P.O. Box 30170, College Station, Texas 77842.

If you are a beneficial owner of shares, you should have received a proxy card and voting instructions with these proxy materials from your broker, bank or other nominee holder of record. Simply complete and mail the voting instruction card provided to the address provided by your broker, bank or other nominee holder of record.

You may still attend the special meeting in person even if you have already voted by proxy.

By telephone or on the Internet

If you are a stockholder of record, you may vote by telephone by calling 1-800-652-VOTE toll-free within the United States, United States territories and Canada on a touch tone telephone or on the Internet at www.investorvote.com/MXL, and otherwise following the telephone or Internet voting instructions on your proxy card.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, 7 days a week, until 1:00 a.m., Central Time, on April 30, 2015.

If you are a beneficial owner of shares, your broker, bank or other holder of record may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee holder of record. Therefore, MaxLinear recommends that you follow the voting instructions in the materials you receive.

In Person

Shares held in your name as the stockholder of record may be voted by you in person at the special meeting. Shares held beneficially in street name may be voted by you in person at the special meeting only if you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the special meeting, MaxLinear recommends that you also submit your proxy or voting instructions by mail, or by telephone or on the Internet as described above so that your vote will be counted if you later decide not to attend the meeting.

You are entitled to attend the MaxLinear special meeting only if you were a MaxLinear stockholder as of the record date or you hold a valid proxy for the MaxLinear special meeting. You must present an acceptable form of identification, such as a driver’s license, in order to gain admittance. If you are not a stockholder of record but hold shares as a beneficial owner in street name, you should provide proof of beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your broker, bank, or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Please let MaxLinear know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card or, if you vote by telephone or Internet, by indicating your plans when prompted.

Revoking Proxies or Voting Instructions

You may change your vote at any time prior to the taking of the vote at the special meeting. If you are the stockholder of record, you may change your vote by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to MaxLinear’s corporate secretary at MaxLinear, Inc., 5966 La Place Court, Suite 100, Carlsbad, California 92008 prior to your shares being voted, or (iii) attending the special meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, or nominee giving you the right to vote your shares, by attending the special meeting and voting in person.

Tabulation of Votes

A representative of MaxLinear’s transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspector of election.

How You Can Reduce the Number of Copies of MaxLinear’s Proxy Materials You Receive

MaxLinear has adopted a procedure approved by the Securities and Exchange Commission called “householding.” Under this procedure, stockholders of record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, unless one or more of these stockholders notifies MaxLinear that they wish to continue receiving individual copies. This procedure reduces MaxLinear’s printing costs and postage fees. Stockholders who wish to participate in householding will continue to receive separate proxy cards.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the proxy materials for your household, please contact MaxLinear’s transfer agent, Computershare Trust Company, N.A., at P.O. Box 30170, College Station, Texas 77842, by telephoning (800) 662-7232 or (781) 575-4238, or via its Investor Centre at www.computershare.com/investor.

If you participate in householding and wish to receive a separate copy of the proxy materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies of the proxy materials in the future, please contact Computershare Trust Company, N.A., as indicated above.

Beneficial owners can request information about householding from their banks, brokers, or other holds of record.

Solicitation of Proxies

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the MaxLinear board of directors to be voted at the MaxLinear special meeting. MaxLinear will pay the costs of soliciting proxies from MaxLinear stockholders. MaxLinear has retained Georgeson Inc. to assist it in the solicitation of proxies for approximately $17,500, plus reasonable out-of-pocket expenses. MaxLinear has also requested that banks, brokers and other custodians, agents and fiduciaries send these proxy materials to the beneficial owners of MaxLinear’s Class A common stock and Class B common stock they represent and secure their instructions as to the voting of such shares. MaxLinear may reimburse such banks, brokers and other custodians, agents and fiduciaries representing beneficial owners of MaxLinear’s Class A common stock and Class B common stock for their expenses in forwarding solicitation materials to such beneficial owners. Certain of MaxLinear’s directors, officers or employees may also solicit proxies in person, by telephone, or by electronic communications, but they will not receive any additional compensation for doing so.

PROPOSAL 1.

ISSUANCE OF SHARES OF CLASS A COMMON STOCK

IN THE MERGER PURSUANT TO THE TERMS OF THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, MaxLinear stockholders are considering and voting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement. MaxLinear stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, MaxLinear stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

Required Vote

Approval of the issuance of shares of Class A common stock in the merger pursuant to the terms of the merger agreement requires the affirmative vote of a majority of the votes cast. Abstentions will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” this proposal. Broker non-votes (if any) will have no effect on the outcome of this proposal.

Recommendation of the Board of Directors of MaxLinear

The MaxLinear board unanimously recommends a vote “FOR” the proposal to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

PROPOSAL 2.

ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES

IF NECESSARY OR ADVISABLE

MaxLinear is asking you to authorize the holder of any proxy solicited by the MaxLinear board to vote to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

Required Vote

Adjournment of the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement requires the affirmative vote of a majority of the votes cast. Abstentions will be treated as votes cast and, therefore, will have the same effect as a vote “AGAINST” this proposal. Broker non-votes (if any) will have no effect on the outcome of this proposal.

Recommendation of the Board of Directors of MaxLinear

The MaxLinear board unanimously recommends a vote “FOR” the proposal to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

THE ENTROPIC SPECIAL MEETING

Date, Time and Place of Entropic Special Meeting

The special meeting of Entropic stockholders will be held at 10:00 a.m., local time, on Thursday, April 30, 2015, at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121.

Purpose of Entropic Special Meeting

At the Entropic special meeting, the Entropic stockholders will be asked to consider and vote on the following proposals:

1.	To adopt the Agreement and Plan of Merger and Reorganization (as it may be amended from time to time, the merger agreement), dated as of February 3, 2015, among Entropic, MaxLinear, Inc., Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC, a copy of which is attached as Annex A to this joint proxy statement/prospectus (referred to as the merger proposal);

2.	To approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement (referred to as the compensation proposal); and

3.	To adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement (referred to as the Entropic adjournment proposal).

The Entropic board unanimously recommends that the Entropic stockholders vote “FOR” the merger proposal, “FOR” the compensation proposal, and “FOR” the Entropic adjournment proposal.

Record Date; Outstanding Shares; Voting Rights

The Entropic board has fixed the close of business on March 18, 2015, as the record date for determination of the stockholders entitled to vote at the Entropic special meeting. On the record date, Entropic had 91,103,508 shares of common stock issued and outstanding.

Each share of Entropic common stock issued and outstanding as of the close of business on March 18, 2015, the record date for the special meeting of stockholders, is entitled to vote on all items being considered at the special meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee.

Each holder of shares of Entropic common stock will be entitled to one vote per share for each share of Entropic common stock held as of the record date.

If your shares are registered directly in your name with Entropic’s transfer agent, American Stock Transfer and Trust Company, LLC, you are considered, with respect to those shares, the stockholder of record, and the proxy materials were sent directly to you by Entropic. Entropic has enclosed or sent a proxy card for you to use with the printed proxy materials delivered to you. You have the right to grant your voting proxy directly to Entropic’s designated proxies or to vote in person at the special meeting. You may also vote on the Internet or by telephone, as described below under the heading “Voting Procedures.”

If you hold Entropic shares in an account at a brokerage firm, bank, trust company or other nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. You can vote your shares in the manner prescribed by your broker, bank, trust company or other nominee. Your broker, bank, trust company or other nominee has enclosed or sent a voting instruction card for you to use in directing such broker, bank, trust company or other nominee how to vote your shares. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares. Since a beneficial owner is not a stockholder of record, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting. You may also vote on the Internet or by telephone if Internet or telephone voting is made available by your broker, bank, trust company or other nominee.

In accordance with Delaware law, a list of the names of stockholders of record entitled to vote at the Entropic special meeting will be available at the Entropic special meeting and for ten days prior to the special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time, at Entropic’s principal executive offices located at 6350 Sequence Drive, San Diego, California 92121.

Quorum

The quorum requirement for holding the Entropic special meeting and transacting business is that holders of a majority of Entropic’s outstanding shares of common stock entitled to vote at the special meeting, must be present in person or represented by proxy.

Abstentions and broker non-votes (if any) will be counted for purposes of determining the presence of a quorum for the Entropic special meeting.

Required Vote

The voting requirement for each proposal is as follows:

Proposal	Vote Required to Approve Proposal

To adopt the merger agreement.	The approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Entropic’s common stock.

To approve, on an advisory (non-binding) basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement.	The approval of the compensation proposal requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy.

To adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.	The approval of the Entropic adjournment proposal requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy.

Effect of Not Voting

If an Entropic stockholder does not submit a proxy card or vote at the Entropic special meeting, such stockholder’s shares will not be counted as present for the purpose of determining the presence of a quorum, which is required to transact business at the Entropic special meeting, and will otherwise have no effect on the compensation proposal or the Entropic adjournment proposal. However, failure to vote in person or by proxy at the special meeting will have the same effect as a vote “AGAINST” the merger proposal.

Broker Non-Votes

A broker non-vote occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not receive voting instructions from the beneficial owner and either chooses not to vote those shares on a routine matter at the stockholders’ meeting or is not permitted to vote those shares on a non-routine matter.

None of the merger proposal, the compensation proposal, or the Entropic adjournment proposal is a routine matter. As a result, if you fail to give voting instructions to your broker, bank or other holder of record, your broker, bank or other holder record may not submit or vote your shares for any purpose at the special meeting and, therefore, your shares (i) will not be considered present for purposes of determining a quorum to transact business at the special meeting, (ii) will not be voted at the special meeting, (iii) will have the same effect as a vote “AGAINST” the merger proposal, and (iv) will otherwise have no effect on the outcome of the share compensation proposal or the Entropic adjournment proposal.

Abstentions; Incomplete Proxies

If an Entropic stockholder submits a proxy card and affirmatively elects to abstain from voting, the shares (i) will be counted as present for purposes of determining the presence of a quorum for the Entropic special meeting and (ii) will have the same effect as a vote “AGAINST” the merger proposal, the compensation proposal, and the Entropic adjournment proposal.

If an Entropic stockholder returns a signed proxy card without indicating voting preferences on such proxy card, the shares of Entropic common stock represented by that proxy will be counted as present for purposes of determining the presence of a quorum for the Entropic special meeting and all of such shares will be voted as recommended by Entropic’s board.

Adjournments

If there is no quorum, the chairman of the Entropic special meeting or holders of a majority of the votes present at the Entropic special meeting may adjourn the special meeting to another place, date, or time. Even if a quorum is present, the Entropic special meeting could be adjourned in order to permit further solicitation of proxies in favor of the merger proposal if sufficient votes are cast in favor of the Entropic adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the Entropic special meeting.

Stock Ownership of Directors and Executive Officers of Entropic

At the close of business on the record date, 621,764 of the outstanding shares of Entropic common stock were held by Entropic’s directors and executive officers and their affiliates, representing approximately 0.7% of the total outstanding shares of Entropic entitled to vote at the Entropic special meeting. Simultaneously with the execution and delivery of the merger agreement, each of the directors and executive officers of Entropic, in their respective capacities as stockholders of Entropic, entered into voting agreements with MaxLinear, pursuant to which such stockholders agreed, among other things, to vote their respective shares of Entropic common stock for the adoption of the merger agreement.

Voting Procedures

By mail

Complete, sign and date the enclosed proxy card or voting instruction card and return it in the return envelope provided (which is postage prepaid if mailed in the United States) before the Entropic special meeting to be held at 10:00 a.m., local time, on April 30, 2015 in San Diego, California. If you are a stockholder of record and the prepaid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you are a beneficial owner of shares, you should have received a proxy card and voting instructions with these proxy materials from your broker, bank or other nominee holder of record. Simply complete and mail the voting instruction card provided to the address provided by your broker, bank or other nominee holder of record.

You may still attend the special meeting in person if you have already voted by proxy.

By telephone or on the Internet

If you are a stockholder of record, you may vote by telephone by calling 1-800-690-6903 or on the Internet at www.proxyvote.com.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on April 29, 2015.

If you are a beneficial owner of shares, your broker, bank or other holder of record may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee holder of record. Therefore, Entropic recommends that you follow the voting instructions in the materials you receive.

In Person

Shares held in your name as the stockholder of record may be voted by you in person at the special meeting. Shares held beneficially in street name may be voted by you in person at the special meeting only if you obtain a legal proxy from the broker, bank, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the special meeting, Entropic recommends that you also submit your proxy or voting instructions by mail, or by telephone or on the Internet as described above so that your vote will be counted if you later decide not to attend the meeting.

You are entitled to attend the Entropic special meeting only if you were an Entropic stockholder as of the record date or you hold a valid proxy for the Entropic special meeting. You must present an acceptable form of identification, such as a driver’s license, in order to gain admittance. If you are not a stockholder of record but hold shares as a beneficial owner in street name, you should provide proof of beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your broker, bank, or nominee, or other similar evidence of ownership. If you do not comply with the procedures outlined above, you may not be admitted to the special meeting.

Revoking Proxies or Voting Instructions

You may change your vote at any time prior to the taking of the vote at the special meeting. If you are the stockholder of record, you may change your vote by (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (ii) providing a written notice of revocation to Entropic’s corporate secretary at Entropic Communications, Inc., 6350 Sequence Drive, San Diego, California 92121 prior to your shares being voted, or (iii) attending the special meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker, bank, or nominee giving you the right to vote your shares, by attending the special meeting and voting in person.

Tabulation of Votes

A representative of Entropic’s mailing and tabulating agent, Broadridge Financial Solutions, will tabulate the votes and Entropic’s corporate secretary will act as inspector of election.

How You Can Reduce the Number of Copies of Entropic’s Proxy Materials You Receive

Entropic has adopted a procedure approved by the Securities and Exchange Commission called “householding.” Under this procedure, stockholders of record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, unless one or more of these stockholders notifies Entropic that they wish to continue receiving individual copies. This procedure reduces MaxLinear’s printing costs and postage fees. Stockholders who wish to participate in householding will continue to receive separate proxy cards.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the proxy materials for your household, please contact Entropic’s transfer agent, American Stock Transfer and Trust Company, LLC at 59 Maiden Lane, New York, New York 10038, by telephoning (800) 937-5449, or via www.amstock.com.

If you participate in householding and wish to receive a separate copy of the proxy materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies of the proxy materials in the future, please contact American Stock Transfer and Trust Company, LLC, as indicated above.

Beneficial owners can request information about householding from their banks, brokers, or other holds of record.

Solicitation of Proxies

This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Entropic board of directors to be voted at the Entropic special meeting. Entropic will pay the costs of soliciting proxies from Entropic stockholders. Entropic has retained MacKenzie Partners, Inc. to assist it in the solicitation of proxies for approximately $40,000, plus reasonable out-of-pocket expenses. Entropic has also requested that banks, brokers and other custodians, agents and fiduciaries send these proxy materials to the beneficial owners of Entropic’s common stock they represent and secure their instructions as to the voting of such shares. Entropic may reimburse such banks, brokers and other custodians, agents and fiduciaries representing beneficial owners of Entropic’s common stock for their expenses in forwarding solicitation materials to such beneficial owners. Certain of Entropic’s directors, officers or employees may also solicit proxies in person, by telephone, or by electronic communications, but they will not receive any additional compensation for doing so.

PROPOSAL 1.

THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, Entropic stockholders are considering and voting to adopt the merger agreement. Entropic stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Entropic stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

Required Vote

The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Entropic’s common stock. Failure to vote in person or by proxy at the special meeting, abstentions, and broker non-votes (if any) will have the same effect as a vote “AGAINST” the merger proposal.

Recommendation of the Board of Directors of Entropic

The Entropic board unanimously recommends a vote “FOR” the proposal to adopt the merger agreement.

PROPOSAL 2.

ADVISORY VOTE TO APPROVE MERGER-RELATED COMPENSATION FOR ENTROPIC’S

NAMED EXECUTIVE OFFICERS

Under Section 14A of the Securities Exchange Act of 1934 and the applicable Securities and Exchange Commission rules issued thereunder, Entropic is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement. This compensation is summarized in the table captioned “The Merger—Interests of the Directors and Executive Officers of Entropic in the Merger” beginning on page 118 of this joint proxy statement/prospectus, including the footnotes to the table and narrative disclosures set forth in the section. The Entropic board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus. The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Entropic or MaxLinear. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Required Vote

Approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of a majority of the shares of Entropic common stock present at the special meeting in person or by proxy. Abstentions will have the same effect as a vote “AGAINST” the compensation proposal and “broker non-votes” (if any) will have no effect on the outcome of such proposal.

Recommendation of the Board of Directors of Entropic

The Entropic board unanimously recommends a vote “FOR” the approval, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement.

PROPOSAL 3.

POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES

IF NECESSARY OR ADVISABLE

Entropic is asking you to authorize the holder of any proxy solicited by the Entropic board to vote to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Required Vote

Adjournment of the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement requires the affirmative vote of a majority of the shares of Entropic common stock present at the special meeting in person or by proxy. Abstentions will have the same effect as a vote “AGAINST” the Entropic adjournment proposal and “broker non-votes” (if any) will have no effect on the outcome of such proposal.

Recommendation of the Board of Directors of Entropic

The Entropic board unanimously recommends a vote “FOR” the proposal to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

MaxLinear and Entropic agreed to the acquisition of Entropic by MaxLinear under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Under the merger agreement, Excalibur Acquisition Corporation, a wholly-owned subsidiary of MaxLinear, will merge with and into Entropic and Entropic will continue as the surviving corporation. As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC, a wholly-owned subsidiary of MaxLinear, and Excalibur Subsidiary, LLC will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear.

The MaxLinear board is using this joint proxy statement/prospectus to solicit proxies from the holders of MaxLinear Class A common stock and Class B common stock for use at the MaxLinear special meeting. At the MaxLinear special meeting, holders of shares of MaxLinear Class A common stock and Class B common stock will be asked to vote on (i) a proposal to approve the issuance of the shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and (ii) a proposal to adjourn the MaxLinear special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement. This joint proxy statement/prospectus also forms a part of the registration statement that will be used by MaxLinear in connection with the offering of MaxLinear Class A common stock if the merger is completed.

The Entropic board is using this joint proxy statement/prospectus to solicit proxies from the holders of Entropic common stock for use at the Entropic special meeting. At the Entropic special meeting, holders of shares of Entropic common stock will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to approve, on an advisory (non-binding) basis the compensation that may be paid or become payable to Entropic’s named executive officers that is based on or otherwise relates to the merger agreement and the transactions contemplated by the merger agreement, and (iii) a proposal to adjourn the Entropic special meeting if necessary or advisable to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Upon completion of the merger, each share of Entropic common stock outstanding immediately prior to the effective time of the merger (other than those shares for which appraisal rights are validly perfected or those shares owned by MaxLinear or Entropic or their respective subsidiaries or held in treasury of Entropic, such shares collectively referred to as the excluded shares) will be canceled and converted into the right to receive (i) $1.20 in cash, without interest, (ii) 0.2200 of a share of MaxLinear Class A common stock, and (iii) cash payable in lieu of any fractional shares (referred to collectively as the merger consideration).

The cash portion of the merger consideration will be derived from Entropic’s cash and, if necessary, MaxLinear’s cash, in accordance with the terms of the merger agreement. Specifically, under the merger agreement, at or prior to the effective time, Entropic will deposit with the exchange agent an aggregate amount of cash as directed by MaxLinear (not to exceed the aggregate amount of cash then held by Entropic and its subsidiaries, less $10,000,000) and MaxLinear will deposit with the exchange agent an aggregate amount of cash equal to the remaining amount of cash required to pay the cash portion of the merger consideration under the merger agreement.

Background of the Merger

The following information was prepared by Entropic and MaxLinear. Information about Entropic was provided by Entropic, and MaxLinear takes no responsibility for the accuracy or completeness of such information regarding meetings or discussions in which MaxLinear or its representatives did not participate. Information about MaxLinear was provided by MaxLinear, and Entropic does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Entropic or its representatives did not participate.

The board of directors of Entropic, together with its senior management, regularly reviews its business strategy and evaluates opportunities to expand its product offerings and strengthen its competitive position. Similarly, MaxLinear’s board of directors and management regularly review its business strategy and product offerings, including periodic review of potential corporate development opportunities such as acquisitions.

On June 9, 2014, Entropic announced that it was reducing its revenue and operating loss guidance. In addition, in a related effort to reduce operating costs, Entropic announced that it was closing facilities located in Texas, India, Israel and Taiwan and that it was reducing its overall work force by approximately 23%.

On August 4, 2014, Entropic’s board of directors held a special meeting in which senior management participated. During the meeting, senior management updated the board on uncertainty in Entropic’s longer term revenue outlook for set-top-box system-on-a-chip (STB SoCs) in light of one customer’s changes in its deployment plans for Entropic’s proposed STB SoC with integrated MoCA and other factors such as industry consolidation among service providers. In response to management’s update, the board determined to retain a financial advisor and to pursue a review of Entropic’s strategic alternatives, both with respect to Entropic’s STB SoC business and with regard to the company as a whole.

From time to time over several years since MaxLinear’s initial public offering, members of Entropic’s and MaxLinear’s respective management teams had engaged in high level conversations about the potential for a strategic transaction based on the companies’ shared core competencies and target markets and close physical proximity in the San Diego area. None of these conversations developed into substantive discussions.

On August 6, 2014, David Lyle, Entropic’s Chief Financial Officer, and Adam Spice, MaxLinear’s Chief Financial Officer met to discuss the potential for combining the two companies. Mr. Spice indicated that he would raise the topic with Kishore Seendripu, Ph.D., MaxLinear’s Chief Executive Officer, and let Mr. Lyle know if MaxLinear wished to pursue further conversations.

On August 8, 2014, Patrick Henry, Entropic’s then Chief Executive Officer, and Mr. Lyle met with Dr. Seendripu and Mr. Spice at an offsite location in Encinitas, California to discuss the potential for a business combination.

On Sunday, August 10, 2014, Mr. Henry, Matt Rhodes, Entropic’s Senior Vice President, Global Marketing, Al Servati, Entropic’s Vice President, Marketing, and Mr. Lyle met with Dr. Seendripu, Mr. Spice and certain other members of MaxLinear’s management team at MaxLinear’s offices in Carlsbad, California to provide a business presentation on Entropic. In connection with that presentation, MaxLinear and Entropic entered into a standard non-disclosure agreement.

On August 15, 2014, the board of directors of Entropic acted by unanimous written consent to update the charter of an existing ad hoc committee of the Entropic board, the Strategic Committee consisting of three independent directors, Umesh Padval (Chairman), Robert Bailey and Theodore Tewksbury, Ph.D. The charter of the Strategic Committee was updated to ensure the specific authority, consistent with prior board discussions, of the Strategic Committee relating to the strategic review process. In particular, the revised written charter authorized the Entropic Strategic Committee to (i) advise, direct and oversee the management of Entropic in the review of strategic alternatives, (ii) evaluate indications of interest or any specific proposals or offers received by Entropic relating to potential strategic transactions, (iii) determine whether and when to solicit indications of interest or proposals or other alternatives, (iv) make recommendations to the board of directors of Entropic with respect to any proposals and offers received by Entropic or alternatives (noting that the board of directors of Entropic reserves the authority to approve any specific transaction recommended to it by the Entropic Strategic Committee), (v) review and approve the engagement of a financial advisor to assist in the review of strategic alternatives, and (vi) engage in other ancillary activities.

Between August 5 and August 15, 2014, Mr. Henry and Mr. Lyle contacted representatives from several investment banking firms to interview such firms and determine their interest in acting as Entropic’s financial advisor in connection with its review of strategic alternatives.

On August 18, 2014, Entropic’s Strategic Committee held a meeting in which senior management participated to review Entropic’s alternatives as a standalone company, including strategies to address revenue growth and profitability concerns. Entropic’s management also recommended that Barclays Capital Inc. (referred to as Barclays) be engaged as Entropic’s financial advisor with respect to the review of strategic alternatives. In connection with such recommendation, senior management discussed the approach proposed by Barclays for the engagement and a preliminary list of candidates that representatives of Barclays had identified as potential buyers of Entropic. The Strategic Committee tentatively approved the engagement of Barclays and provided feedback on the process proposed by representatives of Barclays to identify potential buyers of Entropic or certain of its assets.

On August 20, 2014, MaxLinear’s board of directors held a regularly scheduled meeting in Carlsbad, California. During the meeting, Mr. Spice made a presentation concerning strategic and financial considerations relating to a potential acquisition of Entropic, and MaxLinear’s board and management discussed the various opportunities and challenges such a transaction would present. While MaxLinear’s board believed that an acquisition of Entropic at a reasonable valuation offered potential strategic opportunities to MaxLinear, it determined that it was unwilling to make an offer for Entropic at that time. Among other considerations, the MaxLinear board viewed certain of Entropic’s product lines to be of greater strategic interest than others and preferred to see whether a larger semiconductor company with greater resources acquired Entopic in its entirety.

On September 3, 2014, the board of directors of Entropic met with senior management and representatives of Barclays. The representatives of Barclays reviewed five potential projected revenue and profit and loss scenarios prepared by management, representing potential strategic options for Entropic with regard to products to be developed or discontinued and implications for Entropic’s revenues and expenses as a standalone company. Following a review of the scenarios, the board of directors of Entropic determined, after consultation with representatives of Barclays that Entropic should issue a press release indicating that Entropic was reviewing strategic alternatives because the board believed, and representatives of Barclays agreed, that Entropic would generate more interest through a public announcement of the process than through purely private approaches. The board considered the potential destabilizing impact of such an announcement among Entropic’s employees and customers but concluded competitors were already using existing uncertainty about Entropic’s future prospects to predict Entropic’s demise. The board approved making such an announcement in conjunction with a pre-announcement of third quarter earnings. After the representatives of Barclays left the meeting, the board of directors of Entropic also approved the formal engagement of Barclays to serve as Entropic’s financial advisor in connection with the strategic review process. In addition, Entropic’s senior management reviewed in greater depth four of the scenarios previously presented by Barclays, including the restructuring of Entropic’s business and the related expense savings that would be required to achieve these scenarios.

On September 4, 2014, Mr. Padval, chairman of Entropic, had a telephone conversation with Donald E. Schrock, a member of MaxLinear’s board of directors. Mr. Padval and Mr. Schrock serve together on the board of directors of Integrated Device Technologies, Inc. (referred to as IDT), a public semiconductor company based in Silicon Valley. Mr. Padval inquired whether Mr. Schrock had been made aware of the conversations between the MaxLinear and Entropic management teams, which Mr. Schrock confirmed. Mr. Padval indicated that Entropic was initiating a strategic review process, and following a brief discussion of Entropic’s product lines, Mr. Schrock indicated that MaxLinear’s board did not view an acquisition of Entropic as a whole to be likely but that MaxLinear could be interested in certain product lines if Entropic or an Entropic acquiror was considering product line divestitures.

On September 9, 2014, MaxLinear issued a press release announcing revised revenue and gross margin guidance for the quarter ending September 30, 2014 and commenting on the outlook for MaxLinear’s cable and satellite businesses.

On September 11, 2014, the Entropic Strategic Committee held a meeting in which senior management of Entropic participated. During the meeting, the committee approved the terms of the engagement letter with Barclays, and Entropic subsequently executed such engagement letter. The Committee also approved the announcement of the strategic review process.

On September 12, 2014 and on September 26, 2014, Messrs. Henry and Lyle and representatives of Barclays, on behalf of Entropic, met with Dr. Seendripu, Mr. Spice and representatives of Stifel, Nicolaus & Company, Incorporated (referred to as Stifel), on behalf of MaxLinear, to conduct a business and financial review of both Entropic and MaxLinear. The September 12, 2014 meeting took place at the offices of Cooley LLP (referred to as Cooley), outside counsel to Entropic, in San Diego, California, and the September 26, 2014 meeting took place at the offices of Wilson Sonsini Goodrich & Rosati, P.C. (referred to as WSGR), outside counsel to MaxLinear, in San Diego, California. At this point, MaxLinear had not formally engaged Stifel. Prior to its formal engagement on January 30, 2015, Stifel assisted MaxLinear in its review of Entropic as described further below.

On September 16, 2014, Entropic publicly announced that it was initiating a strategic review process and that it had engaged Barclays in connection with these efforts. Following this announcement, at the direction of the board of directors of Entropic, representatives of Barclays reached out to 36 potential strategic and financial buyers to discuss alternative potential transactions that included the sale of the entire company, the sale of Entropic’s STB SoC business or the sale of certain of Entropic’s patent portfolios. Ten of the companies contacted in the process, including MaxLinear, ultimately signed confidentiality agreements, received management presentations and engaged in discussions with the Entropic management team. Most of the confidentiality agreements included standstill provisions (some of which terminated automatically upon execution of the merger agreement and all of which permitted ongoing private communications with Entropic). From time to time during the months of October and November, 2014, representatives of Barclays followed up with potential buyers that it had contacted or that had participated in the management presentations to determine whether such potential buyers would conduct diligence or submit proposals and none of these parties, other than MaxLinear, ultimately submitted a proposal or conducted any further due diligence with Entropic.

On September 16, 2014, Entropic and MaxLinear entered into a mutual confidentiality agreement with retroactive effect from August 10, 2014 that covered discussions relating to an acquisition and contained a twelve month standstill period that permitted ongoing private discussions and terminated if Entropic announced a transaction with another party and an employee non-solicitation covenant.

On September 25, 2014, the board of directors of Entropic held a regularly scheduled quarterly board meeting. During the meeting, representatives of Barclays reviewed the strategic review process to date, including outreach to potential buyers of the company as a whole and strategies for alternative ways to maximize value through asset or patent portfolio sales. Mr. Henry also reviewed the results of the management team’s update of Entropic’s annual strategic long-range plan, including a summary of market dynamics in each product segment and a roadmap for developing new chips within each of the Entropic’s product lines through 2015 and beyond. The board discussed the potential opportunities and risks associated with the long-range plan in which Entropic was not sold but continued to do business as a standalone company.

On October 2, 2014, MaxLinear’s board of directors held a special meeting with the principal purpose of approving MaxLinear’s acquisition of Physpeed Co., Ltd. In addition, management made a presentation concerning its review of Entropic’s product portfolio, trends affecting Entropic’s revenue in specific product markets, and the reasons for and against pursuing an acquisition of Entropic. Representatives of Stifel made a presentation concerning consolidation trends in the semiconductor industry and reviewed the financial aspects of a potential combination of Entropic and MaxLinear.

On October 9, 2014, Mr. Lyle and Mr. Spice met at an offsite location in Encinitas, California to discuss the impact of Entropic’s public announcement of its strategic review process on the ongoing discussions between MaxLinear and Entropic. Mr. Spice conveyed to Mr. Lyle the sensitivity of MaxLinear’s board to valuation considerations and the MaxLinear board’s preference that Entropic conduct its strategic review process and exit or restructure its STB SoC business before engaging in further discussions, particularly in light of MaxLinear’s September 9, 2014 announcement revising its financial guidance and outlook.

On October 13, 2014, the board of directors of Entropic held a special meeting with senior management and representatives of Barclays. The representatives of Barclays updated the board on the strategic review process, including outreach and feedback from contacted parties. After the representatives of Barclays left the meeting, senior management continued to discuss with the board their recent meetings with potential parties. Based on this feedback, the board tentatively concluded that potential acquirers did not place substantial value on Entropic’s future STB SoC business and that Entropic could not reasonably sustain the ongoing levels of investment required to continue to develop new STB SoC products on its own. Management was instructed to review the STB SoC business to determine whether new product development should be curtailed and the resulting savings used to help return Entropic to profitability on a non-GAAP basis.

On October 23, 2014, the board of directors of Entropic held a special meeting with senior management to review a potential revised strategy intended to enhance Entropic’s value as a standalone company or make Entropic a more attractive acquisition candidate. During the meeting, senior management reviewed long-term market trends for client and gateway STB SoC products, revenue prospects for Entropic’s existing and future STB SoC products, the growing investment required to sustain the STB SoC business, and the lack of interest by prospective acquirers in that business. Given this situation, management presented an alternative strategy and product roadmap whereby Entropic could reduce operating expenses, and focus on its connectivity products and full band capture applications for its mixed-signal and Digital Signal Processing (DSP) technologies. Management also reviewed plant closures and other preliminary restructuring steps that would need to be implemented as part of this revised strategic plan and the financial impact associated with such plan and updated the board on the status of the outreach to potential parties in connection with the strategic review process. Following a discussion, the board authorized management to proceed with this strategy and to complete the proposed restructuring plan but requested additional analysis with respect to one particular line of STB SoC products under development and requested that management prepare a detailed restructuring plan to implement the proposed strategy.

On October 28, 2014, the board of directors of Entropic held a special meeting to permit senior management to provide the additional analyses requested by the board on October 23, 2014. Management provided the board a detailed analysis of one STB SoC product line under development, including management’s estimate of Entropic’s financial results with or without the commercialization of this new product line. After an extensive discussion, the board determined that Entropic should not commercialize this product line and that this decision should be factored into the detailed restructuring plan that management was preparing.

On October 28, 2014, Entropic was first contacted by Company A, a financial investor in China, regarding a possible transaction after Company A reviewed Entropic’s press release on the strategic review process.

On November 6, 2014, the board of directors of Entropic held a special meeting in which senior management participated. During the meeting, the board reviewed with management the details of the proposed restructuring plan and the revised financial analysis reflecting the plant closures and other restructuring steps reflected in the plan. Following discussion, the board formally approved the restructuring plan. The board also appointed Dr. Tewksbury as interim Chief Executive Officer following Mr. Henry’s termination as Chief Executive Officer on November 6, 2014 (which termination was made effective as of November 10, 2014). In connection therewith, the board replaced the Strategic Committee with an Executive Committee and named Umesh Padval, Robert Bailey and William Bock to the Executive Committee. The Executive Committee was delegated with the authority of the former Strategic Committee and given authority to approve certain operational matters while Dr. Tewksbury served as interim Chief Executive Officer and to conduct a search for a new Chief Executive Officer.

On November 7, 2014 Entropic entered into a confidentiality agreement with Company A, which included a twelve month stand-still provision but permitted ongoing private communications with Entropic.

On November 10, 2014, Entropic announced a restructuring strategy to refocus on its core connectivity business, which included the layoff of approximately 200 additional employees (or approximately 40% of its workforce). As a result of the restructuring plan, Entropic announced that it expected to realize approximately $11 million in non-GAAP quarterly savings. As part of this restructuring, Entropic also announced Mr. Henry’s termination as Chief Executive Officer of Entropic and Dr. Tewksbury’s appointment as Entropic’s Interim Chief Executive Officer.

On November 19, 2014, MaxLinear’s board of directors held a regularly scheduled meeting at MaxLinear’s offices in Irvine, California. During the meeting, MaxLinear’s management reviewed with the board recent developments in Entropic’s business, outlined Entropic’s recent financial performance, and reviewed potential combined operating result scenarios if MaxLinear were to acquire Entropic. The board and management also discussed potential strategic rationales for a transaction with Entropic, risks and challenges to completing and effectively integrating such an acquisition, and potential strategies to mitigate those risks if an acquisition occurred. Based on management’s presentation, the board viewed an acquisition of Entropic as a potentially attractive strategic transaction for MaxLinear but determined that its willingness to approve any acquisition would depend heavily on valuation, particularly given substantial anticipated declines in Entropic’s future revenues for non-MoCA products.

On November 20, 2014, Mr. Lyle had a telephone conversation with Mr. Spice to provide an update on Entropic’s restructuring efforts following the layoffs announced earlier in the month. Messrs. Lyle and Spice revisited the potential for a transaction between Entropic and MaxLinear, and each described their respective boards’ general expectations with respect to the terms and conditions that would be necessary to merit continued discussion.

On November 25, 2014, Mr. Schrock contacted Mr. Padval to make an introduction to Thomas E. Pardun, a member of MaxLinear’s board and its lead director. MaxLinear’s board initiated this introduction based on its view that discussions between the parties had been continuing for some time without resolution and its desire to determine whether the parties’ respective understandings concerning the strategic opportunity and risks as well as potential valuations were sufficiently aligned to merit further discussion.

On November 28, 2014, MaxLinear’s board of directors held a special meeting in which representatives of Stifel participated. During the meeting, representatives of Stifel reviewed with the board the financial aspects of a potential acquisition of Entropic, including key assumptions and trends in the two companies’ respective target markets. Following the discussion, MaxLinear’s board determined that MaxLinear should engage with Entropic to ascertain its board’s expectations with respect to the terms of a potential offer but that MaxLinear would not provide a formal written offer at this time.

On November 28, 2014, Company A submitted a written but unsigned non-binding indication of interest in acquiring Entropic for cash at a valuation in the range of 120% to 150% of the mean market capitalization of Entropic for the 20 trading days prior to the day of signing of a letter of intent. The indication of interest assumed no major business shifts or organization changes, revenue stability for the next two years and that Entropic had sufficient human resources, technology and intellectual property to support its current revenue. The indication of interest was subject to Entropic’s agreeing to three months of exclusivity in order for Company A to complete its due diligence. Although not addressed in the initial indication of interest, Entropic also ascertained that any transaction by Company A would include a voluntary filing with the Committee on Foreign Investment in the United States (CFIUS) which would potentially subject the transaction to substantial delays and uncertainty if CFIUS approval was made a condition to closing the transaction. Subsequent to the delivery of such initial indication of interest, Company A indicated to representatives of Entropic’s management team that it would require completion of the CFIUS review as a condition to closing.

On December 1, 2014, Mr. Pardun and Mr. Padval met in Palo Alto, California. During the meeting, Mr. Pardun discussed MaxLinear’s potential strategic interest in a combination of MaxLinear and Entropic. Mr. Padval indicated

that Entropic’s board was open to considering a transaction but needed a proposal from MaxLinear to assess whether a transaction would be supported. Mr. Pardun indicated that MaxLinear needed additional financial information in order to make a proposal and noted that the consideration MaxLinear offered would reflect only a small premium to Entropic’s trading price. Mr. Pardun and Mr. Padval agreed that key members of MaxLinear’s and Entropic’s respective management teams should meet to address MaxLinear’s diligence questions.

Following the meeting between Mr. Pardun and Mr. Padval, members of MaxLinear and Entropic management discussed MaxLinear’s specific financial diligence requests in anticipation of another meeting between the companies.

On December 8, 2014, Dr. Tewksbury and Mr. Lyle and representatives of Barclays, on behalf of Entropic, met in person at the offices of WSGR, with Dr. Seendripu, Mr. Spice and representatives of Stifel, on behalf of MaxLinear, to address, among other topics, the financial diligence requests referenced above. After lengthy discussions, Dr. Tewksbury requested that if MaxLinear wished to proceed with discussions with Entropic, it would need to submit an offer in writing for Entropic’s board to consider.

On December 9, 2014, the board of directors of Entropic held a regular meeting. During the meeting, representatives of Barclays updated the board on the strategic review process, including activities to date and detailed background analyses on MaxLinear and Company A and the strategy for engaging with both parties. Lance Bridges, Entropic’s General Counsel, reviewed the fiduciary duties of the board in considering the proposals from Company A and any proposal from MaxLinear. The board discussed with the representatives of Barclays timing issues and risks associated with closing a potential transaction with these two parties and discussed the alternative of remaining a standalone company, including associated risks.

On December 15 and December 16, 2014, representatives of Entropic’s senior management and Barclays met in person with representatives of Company A in Menlo Park, California to discuss the terms of the non-binding indication submitted by Company A, Company A’s due diligence process and Entropic’s concerns about deal certainty with Company A considering Company A’s stated process, request for lengthy exclusivity and governmental approval requirements. Representatives of Barclays had requested that Company A hire U.S. financial and legal advisors to facilitate the discussion of a potential transaction before the meeting and reiterated that request during the meeting.

On December 15, 2014, MaxLinear’s board of directors held a special meeting in which Mr. Spice and representatives of Stifel also participated. Dr. Seendripu and Mr. Spice reviewed with the board the status of recent discussions with Entropic, including the discussion between Messrs. Pardun and Padval on December 1, 2015 and the additional financial diligence obtained during the December 9, 2014 meeting between Entropic and MaxLinear managements. Representatives of Stifel reviewed the financial aspects of a potential proposal to be made to Entropic, including a revenue projection provided by Entropic management for fiscal 2015 of $190 million (which was provided by Entropic along with a downside scenario reflecting estimated 2015 revenue equal to $165 million) and an EBITDA projection for Entropic in fiscal 2015 of $24 million (which was calculated based on non-GAAP operating income estimates provided by Entropic, and depreciation estimates of MaxLinear management, in consultation with Stifel). At that time, MaxLinear’s internal downside forecast estimated Entropic’s 2015 revenue and EBITDA to equal $162 million and $10 million, respectively. MaxLinear’s board and representatives of Stifel then discussed and approved a written proposal addressed to Mr. Padval as chairman of Entropic’s board on the terms outlined below.

On December 17, 2014, Entropic received an initial indication of interest from MaxLinear. Among other things, the initial indication from MaxLinear:

•	Contemplated a purchase price of (i) $1.15 per share in cash and (ii) 0.1905 of a share of MaxLinear Class A common stock for each outstanding share of Entropic common stock (based on MaxLinear’s closing price on December 17, 2014, the purchase price was valued at approximately $2.60 per share of Entropic common stock);

•	Stated that MaxLinear would assume each outstanding and unexercised option, restricted stock unit and performance stock unit of Entropic, subject to adjustment based on purchase price;

•	Was not subject to any financing contingency;

•	Expressed a willingness to expand the MaxLinear board of directors to include one current Entropic director; and

•	Included a 45 day exclusivity period.

On December 23, 2014, the Entropic Executive Committee met telephonically with representatives of Barclays and representatives of senior management to review and discuss MaxLinear’s initial written proposal. The representatives of Barclays reviewed the financial aspects of the proposal and discussed with the Executive Committee a potential counterproposal. Following that meeting, Entropic sent a letter to the board of directors of MaxLinear expressing an interest in continuing discussions and asking that MaxLinear increase the purchase price to (i) $1.15 per share and (ii) 0.277 of a share of MaxLinear Class A common stock for each outstanding share of Entropic common stock. Based on MaxLinear’s closing price on December 19, 2014, the proposal was valued at approximately $3.20 per share of Entropic common stock. In its response letter, Entropic’s board also expressed its view that in light of the relative economic ownership of the combined company, expanding the MaxLinear board of directors to provide for three Entropic directors would be a more appropriate representation. The board believed that having representation on MaxLinear’s board of directors after the acquisition was in the best interests of Entropic’s stockholders to establish continuity and provide oversight for the interests of the former Entropic stockholders in the combined entity. Entropic also stated in the response letter that it would consider a mutual exclusivity period to negotiate a definitive agreement but that such period would need to be significantly shorter than the proposed 45 day period outlined in the initial MaxLinear offer.

On December 30, 2014, MaxLinear’s board of directors held a special meeting. Mr. Spice and representatives of Stifel also participated. Representatives of Stifel reviewed with the board the financial and other terms of Entropic’s counterproposal relative to MaxLinear’s December 17, 2014 written proposal and the financial aspects of a proposed counterproposal. Following a discussion of a draft counterproposal, the board approved MaxLinear’s delivering to Entropic’s board the non-binding written proposal described below.

On December 31, 2014, in a letter sent to the board of directors of Entropic, MaxLinear agreed to increase the proposed purchase price to (i) $1.15 per share and (ii) 0.2200 of a share of MaxLinear Class A common stock for each outstanding share of Entropic common stock. Based on MaxLinear’s closing price on December 31, 2014, the purchase price was valued at approximately $2.78 per share of Entropic common stock. In addition, the purchase price was valued at approximately $2.82 and $2.78 per share of Entropic common stock using the MaxLinear closing prices on December 17, 2014 and December 19, 2014, respectively, which were the dates referenced in the initial MaxLinear proposal and Entropic’s counterproposal. The revised proposal assumed that outstanding performance stock units held by certain members of senior management would not vest and would be cancelled prior to close. The revised proposal also stated that MaxLinear was prepared to shorten the exclusivity period to 30 days but that MaxLinear believed its initial offer of including one Entropic director on the MaxLinear board of directors was appropriate. The letter further indicated that MaxLinear’s board was unwilling to engage in a lengthy and costly negotiation to resolve differences in purchase price expectations. It encouraged Entropic’s board to seriously consider the offer and requested a meeting of MaxLinear’s management with Dr. Tewksbury and Mr. Lyle to discuss the offer further.

On January 4, 2015, the Entropic Executive Committee met telephonically with Dr. Tewksbury and Mr. Lyle to review and discuss the revised proposal received from MaxLinear, and Dr. Tewksbury was given authority to engage again with MaxLinear to try to increase the offer price.

On January 7, 2015, Dr. Tewksbury and Dr. Seendripu met at the Consumer Electronics Show in Las Vegas and discussed the parties’ respective positions on price and the potential to reach an agreement between the parties’ then-current positions. The meeting concluded with Dr. Tewksbury’s agreeing to respond with a revised written proposal for Dr. Seendripu to take to the MaxLinear board of directors.

On January 8, 2015, Entropic sent a response letter to the board of directors of MaxLinear in which, after expressing that the announced restructuring of Entropic’s SoC business was already having positive impacts on Entropic’s performance and that Entropic’s financial performance would likely exceed prior public guidance for the first quarter of 2015, asked that the purchase price be increased to (i) $1.15 per share and (ii) 0.2396 of a share of MaxLinear Class A common stock for each outstanding share of Entropic common stock. Based on MaxLinear’s closing price on January 8, 2015, the purchase price was valued at approximately $3.00 per share of Entropic common stock. In the letter, Entropic noted that the performance stock units could potentially vest if the stock price performance of MaxLinear and Entropic were to appreciate significantly before closing. Entropic reiterated its prior position that, in light of the relative economic ownership in the combined company implied by the current proposals, the parties should continue to discuss the appropriate number of Entropic directors for MaxLinear’s board of directors following closing. Lastly, Entropic stated that it would consider a mutual exclusivity period but that such period would need to be substantially shorter than the 30 days proposed by MaxLinear.

On January 10, 2015, MaxLinear’s board of directors held a special meeting in which Mr. Spice and representatives of Stifel participated. Representatives of Stifel reviewed with the board Entropic’s January 8, 2015 counterproposal, discussed financial aspects of the proposed transaction, compared the current Entropic proposal with MaxLinear’s most recent and prior proposals, and updated Stifel’s financial analyses to reflect proposals regarding revised transaction terms. They also reviewed with the board a draft response letter to Entropic’s board providing for, among other matters, a revised purchase price. Following further discussions with management and representatives of Stifel, MaxLinear’s board approved the delivery of a revised written proposal as outlined below.

On January 10, 2015, the board of directors of Entropic received a revised proposal letter from MaxLinear in which MaxLinear agreed to increase the purchase price to (i) $1.20 per share and (ii) 0.2200 of a share of MaxLinear Class A common stock for each outstanding share of Entropic common stock. Based on MaxLinear’s closing price on January 9, 2015, the purchase price was valued at approximately $2.96 per share of Entropic common stock. The revised proposal assumed that the performance stock units would not vest and would be cancelled and that any cash used to cancel such awards would be deducted from the cash portion of the merger consideration. MaxLinear reiterated its position that one current Entropic director would join the MaxLinear board of directors and also agreed to shorten the proposed exclusivity period to 15 days with an automatic extension of 15 days should both parties confirm via email their intention to proceed with a transaction.

On January 11, 2015, the Entropic Executive Committee met to discuss the Company A proposal and the revised proposal from MaxLinear. All members of Entropic’s board of directors participated in this meeting of the Executive Committee, and representatives of Entropic’s senior management, Barclays, and Cooley also were present at the meeting. The representatives of Barclays first updated the board on its recent outreach to 17 prospective acquirers previously contacted to determine if any of them would have a renewed interest in a potential strategic transaction with Entropic. Based on such follow-up activities, the representatives of Barclays confirmed that the only parties interested in acquiring Entropic at such time were MaxLinear and Company A. Dr. Tewksbury and representatives of Barclays then updated the Executive Committee on the latest proposal and feedback from MaxLinear indicating that MaxLinear was not willing to further enhance its offer. MaxLinear also indicated that it was not willing to offer more than one board seat. The Executive Committee asked questions and discussed the MaxLinear proposal. Dr. Tewksbury and representatives of Barclays then discussed the most recent proposal from Company A, noting that the terms of the preliminary offer together with the prior interactions with Company A made Barclays and management question whether Company A had the experience and ability to complete negotiation of a definitive agreement and consummate an international transaction on the terms that Company A had proposed. In support of these concerns, representatives of Barclays and management noted that (i) the offer only included a range of possible purchase prices as opposed to the specific price that Company A was requested to submit, (ii) Company A had never completed any U.S. acquisitions, (iii) Company A had shown no indication of engaging outside financial or U.S. legal advisors, despite repeated requests to do so by representatives of Barclays, so that management could discuss potential deal risk and timing matters unique to Company A’s status as a Chinese buyer, and (iv) Company A was requiring a 90 day exclusivity period for confirmatory diligence. Additionally, Entropic’s management conveyed to the Entropic board of directors advice received from outside counsel indicating that if Company A made a voluntary filing under CFIUS as specified in its indication of interest, given Company A’s affiliation with the Chinese government and the absence of any prior CFIUS filings by Company A, there was a strong likelihood of an extensive and lengthy CFIUS investigation over many months with no guarantee of ultimate approval. Following a discussion of the risks and uncertainties of the Company A proposal in comparison to the offer from MaxLinear and Entropic’s strategic alternatives, the Executive Committee, with the concurrence of all of the directors, decided to continue moving forward with MaxLinear as the primary option but instructed Barclays to continue to work with Company A to determine whether Company A could improve significantly the deal certainty of its offer. The board, however, noted that the effort to improve the offer from Company A should not be done in a manner that jeopardized the offer from MaxLinear. Specifically, the board authorized management to suspend discussions with Company A and enter into an exclusivity agreement with MaxLinear based on the last price offered by MaxLinear if Company A’s offer could not be significantly improved within a short period of time or if a delay in reaching exclusivity with MaxLinear might put the offer from MaxLinear in jeopardy.

On January 12, 2015, Entropic received an updated indication of interest from Company A. Among other things, the initial indication from Company A:

•	Contemplated a purchase price for Entropic of between $300 million and $330 million of equity value, assuming that Entropic’s revenue would be stable for the next two years;

•	Indicated that 100% of the purchase price would be paid in cash and would be fully financed by Company A and its parent company and affiliates;

•	Stated that Company A would file with CFIUS for its approval during the early stages of the proposed transaction;

•	Indicated that Company A intended to keep current Entropic management and employees in place post-close; and

•	Included a two month exclusivity period during which Company A would be allowed to conduct confirmatory diligence and Entropic would not be permitted to enter into discussions regarding an alternative transaction with another party.

Following receipt of the revised proposal from Company A, which management did not believe addressed the concerns discussed at the January 11, 2015 board meeting, on January 12, 2015, Entropic sent a letter to the board of directors of MaxLinear stating that the board of directors of Entropic found the January 10, 2015 offer from MaxLinear acceptable and that Entropic was prepared to proceed towards completing a transaction on those terms.

On January 13, 2015, Entropic’s data room was opened to WSGR, and a few days later, to employees of MaxLinear to enable MaxLinear to complete its confirmatory due diligence.

On January 14, 2015, representatives of WSGR provided Cooley with an initial draft of the exclusivity agreement providing for 15 days of exclusivity with an automatic 15 day extension if MaxLinear and Entropic confirmed in writing their intention to proceed with negotiating the proposed acquisition on the financial terms discussed by the parties.

On January 15, 2015, representatives of Cooley provided WSGR with proposed comments to the draft exclusivity agreement, including changes to shorten the exclusivity period to 15 days and making the obligations under the agreement mutual so that each party would be precluded from soliciting or discussing an alternative transaction during the pendency of the exclusivity period.

On January 17, 2015, representatives of Barclays, on behalf of Entropic, had a phone call with representatives of Company A. The representatives of Barclays requested that Company A provide a revised offer with a single price rather than a range. During the call, Company A did not provide additional insight into the proposed price range beyond saying that the final price would depend on the results of confirmatory diligence. Company A indicated that its timetable to signing a definitive agreement was early March but that it would consider whether it was possible to accelerate its timetable.

On January 18, 2015, representatives of WSGR provided Cooley with an initial draft merger agreement, which draft included a no-solicitation clause subject to fiduciary exceptions, limitations on the right of either the Entropic board of directors or the MaxLinear board of directors to change its recommendation, a five business day match right, a right for each party to terminate the agreement in order to enter into a superior proposal, and a termination fee equal to 4.5% of the fully diluted equity value of Entropic at signing based on the deal price that would be payable by Entropic or MaxLinear upon certain specified circumstances (including upon termination to accept a superior proposal) and up to $3 million of expense reimbursement for each party in the event the other party terminated the merger agreement under certain specified circumstances. Additionally, the initial draft merger agreement specified that Dr. Tewksbury would serve as the one Entropic director on the MaxLinear board of directors following the closing.

On January 19, 2015, representatives of Barclays, at the request of Entropic, sent an email to Company A explaining that Entropic had entered into accelerated negotiations with another potential buyer and that Company A would need to agree to the following key terms in the next 24-36 hours in order for Entropic to continue discussions with Company A:

•	Signing of a definitive agreement before February 19, 2015;

•	No exclusivity period;

•	Cash purchase price of $4.00 per share of Entropic common stock; and

•	Reverse break-up fee of $50 million to be deposited with a neutral escrow agent and payable to Entropic in the event the transaction is terminated due to failure to secure CFIUS approval in a reasonable time after the definitive agreement was signed.

On January 20, 2015, representatives of Barclays, on behalf of Entropic, received an email from Company A stating that Company A could not make any commitment on the timeline provided given the need to first get approval from its stockholder, which would require additional time. In response to this message, representatives of Barclays responded to Company A explaining that given the circumstances, Entropic would be suspending its discussions and focusing on negotiating a merger agreement with another party.

On January 21, 2015, MaxLinear’s board of directors executed a unanimous written consent approving the exclusivity agreement between MaxLinear and Entropic.

On January 22, 2015, Entropic and MaxLinear signed the exclusivity agreement, which provided for, among other things, a reciprocal 15 day exclusivity period during which neither party could solicit or discuss an alternative transaction with a third party. Later that day, Cooley delivered, on behalf of Entropic, preliminary written comments on the draft merger agreement to WSGR, which comments reduced the termination fee payable by Entropic (but not the termination fee payable by MaxLinear) to 3.5% of the fully diluted equity value of Entropic at signing based on the deal price and provided for up to $2 million of expense reimbursement for each party in the event the other party terminated the merger agreement under specified circumstances.

On January 23, 2015, Entropic and Cooley were provided access to MaxLinear’s data room to enable Entropic to complete its confirmatory due diligence. Prior to that date, Entropic and Cooley had reviewed MaxLinear’s publicly-available documents filed with the SEC. In addition, during the meetings described above, Entropic employees and representatives of Barclays had opportunities to discuss MaxLinear’s business and financial projections with MaxLinear employees and representatives from Stifel.

Between January 23, 2015 and February 1, 2015, Entropic and Cooley reviewed the documents in MaxLinear’s data room, and MaxLinear and WSGR reviewed the documents in Entropic’s data room. Each party also conducted interviews with representatives of the other and its outside counsel concerning such documents, any outstanding litigation (including, with respect to MaxLinear, outstanding intellectual property litigation), and compliance with certain laws applicable to the other party’s business.

Also on January 23, 2015, representatives of management of Entropic and MaxLinear held an all-day in-person meeting at WSGR’s offices to discuss due diligence with a focus on each company’s respective financial models. Additionally, in a separate break-out room, Mr. Bridges and representatives of Cooley, on behalf of Entropic, met with representatives of WSGR, on behalf of MaxLinear, to discuss the draft merger agreement. In discussions among the two management teams and counsel, MaxLinear indicated that, with respect to Entropic representation on MaxLinear’s board after the merger, it would only agree to appoint Dr. Tewksbury and another Entropic director who had indicated that he was not interested in serving.

On January 27, 2015, Dr. Tewksbury, Mr. Lyle, Mr. Bridges and representatives of Cooley met with Dr. Seendripu, Mr. Spice and representatives of WSGR at Cooley’s offices to discuss certain key issues in the draft merger agreement, including certain deal protection related provisions. At the conclusion of this meeting, management of the parties agreed to recommend that their respective boards approve a reciprocal termination fee equal to 4.0% of the fully diluted equity value of Entropic at signing based on the deal price and up to $2.5 million of expense reimbursement for each party in the event the other party terminated the merger agreement under specified circumstances. The parties also agreed to continue to discuss the conditions to closing and other deal protection issues.

Between January 28, 2015 and through the early morning of February 3, 2015, representatives of WSGR, Cooley, and Stifel as well as Mr. Bridges participated in various teleconferences and meetings at the offices of WSGR and exchanged revised drafts to negotiate the proposed merger agreement and related agreements, including the scope of certain representations and warranties and operating covenants as well as conditions to MaxLinear’s obligations to complete the merger. Members of Entropic and MaxLinear management and representatives of Stifel continued to conduct due diligence on each other during this period. During this period, members of the senior managements of Entropic and MaxLinear held meetings at the offices of WSGR to continue negotiations and conduct diligence. MaxLinear’s and Entropic’s respective managements and representatives of Stifel participated in portions of the meetings with representatives of WSGR and Cooley where conditions to closing and deal protection issues were discussed as well as in discussions of other material provisions of the proposed agreement.

On January 29, 2015, MaxLinear’s board of directors held a special meeting to consider the proposed merger agreement and related matters. Representatives of WSGR reviewed with the board matters relating to regulatory approvals arising from the acquisition and reviewed with the board its fiduciary obligations in considering the acquisition and the proposed merger agreement. In addition, representatives of WSGR reviewed with the board materials provided by Stifel at MaxLinear’s request concerning relationships between Stifel, on the one hand, and any of Entropic, its significant stockholders, members of its board of directors, and any company on whose board of directors a member of Entropic’s board may serve, on the other hand. Stifel’s materials noted that Stifel had not received any fees for investment banking services from Entropic since Entropic’s initial public offering in 2007. Based on Stifel’s representations, MaxLinear’s board requested that WSGR obtain additional information from Stifel to permit the board to make a final determination concerning their engagement. The board discussed whether any member of MaxLinear’s board had personal or business relationships with any member of Entropic’s board. The board discussed, without Mr. Schrock present, Mr. Schrock’s service with Mr. Padval on the board of directors of IDT and Dr. Tewksbury’s former service as the Chief Executive Officer of IDT. Following discussion, the directors present determined that these limited relationships did not create conflicts of interest with respect to Mr. Schrock’s participation in the consideration of and, if applicable, voting to approve a definitive merger agreement with Entropic. Mr. Schrock then rejoined the meeting, and representatives of WSGR led a discussion concerning consideration of a potential forum selection bylaw amendment. As the next matter, representatives of WSGR led a detailed discussion with the board of the draft definitive merger agreement, including, among other matters, discussions of the proposed transaction structure, proposed voting agreements, representations and warranties, operating covenants, non-solicitation provisions applying to both parties together with associated fiduciary carve-outs, termination rights, termination fees and the conditions under which they would become payable, regulatory approval requirements and covenants, and stockholder approval requirements. WSGR also identified and discussed with the board specific open terms and conditions being negotiated between MaxLinear and Entropic. Following these discussions, representatives of Stifel joined the meeting, and Mr. Spice made a presentation concerning the status and findings of MaxLinear’s management, financial, and legal due diligence activities.

On January 30, 2015, MaxLinear’s board of directors acted by unanimous written consent to approve the terms of MaxLinear’s engagement letter with Stifel, including a determination based on representations from Stifel that nothing had come to the board’s attention that caused it to believe that a material conflict of interest was likely to exist with respect to MaxLinear’s engagement of Stifel.

On February 1, 2015, MaxLinear’s board of directors held a special meeting at which Stifel reviewed the proposed acquisition from a financial point of view, including various analyses of its valuation methodologies and assumptions underlying these analyses and Stifel’s preliminary views of the fairness to MaxLinear from a financial point of view of the proposed consideration to be paid to the stockholders of Entropic. Mr. Spice also reviewed MaxLinear management’s sensitivity analyses performed around Entropic’s management forecasts and assumptions underlying these analyses. Following these discussions, MaxLinear’s board requested that Stifel perform an additional discounted cash flow analysis based on a downside risk scenario prepared by MaxLinear with respect to Entropic’s management base case financial projections (which projections reflected Entropic management’s outlook for revenue in 2015 of $180.4 million). Based on this new information and its assessment of market conditions, MaxLinear management had increased its internal downside forecast of Entropic’s 2015 revenue and EBITDA from the amounts presented to the MaxLinear board on December 15, 2014 of $162 million and $10 million, respectively, to $180.6 million and $18.1 million, respectively. Representatives of WSGR also discussed with the board the status of negotiations with respect to the proposed definitive merger agreement, including a discussion of developments with respect to outstanding negotiating points since the review provided on January 29, 2015.

On February 2, 2015, MaxLinear’s board of directors held a special meeting at which MaxLinear’s senior management, representatives of WSGR, and a representative of MaxLinear’s outside intellectual property counsel participated. The purpose of the meeting was to review legal and management diligence conducted since Entropic and MaxLinear began active discussions, and the meeting included separate presentations based on functional area concerning the scope and limitations of MaxLinear’s diligence. In addition, representatives of WSGR reviewed the status of negotiations on open issues, including in particular MaxLinear’s request that all performance stock units held by certain Entropic executives be terminated prior to the closing of the acquisition. Management noted that there was a low probability that Entropic would satisfy the stock price-based performance milestones under these awards and that they would likely expire unvested in connection with the acquisition.

On February 2, 2015, the board of directors of Entropic met to discuss the proposed transaction with MaxLinear. Representatives of Entropic’s management and legal and financial advisors also were present at the meeting. At this meeting, Entropic’s management and advisors provided an overview of the legal, financial and business diligence that had been conducted on MaxLinear. Dr. Tewksbury reviewed the expected strategic benefits of the combination, including the combined company’s comprehensive portfolio of RF/analog front end and connectivity solutions for the broadband cable, satellite and infrastructure markets, increased system level relevance to customers, enhanced scale to invest in a long-term product road map, and expected accelerated achievement of revenue growth and gross margin improvement targets. Entropic management reviewed the timeline for announcement of the proposed transaction with MaxLinear and anticipated related investor relations activities. Also at this meeting, representatives of Barclays reviewed with Entropic’s board of directors its valuation analysis of Entropic as a standalone business and MaxLinear as a standalone business and its analysis of the fairness of the proposed merger consideration. Cooley also reviewed the terms of the voting agreements that each of the directors and executive officers of Entropic and MaxLinear would be asked to sign in connection with the execution of the merger agreement and the circumstances under which the obligations under the voting agreement would terminate.

Negotiations of the terms and conditions of the merger agreement and related agreements were substantially concluded on the morning of February 3, 2015.

Later that morning on February 3, 2015, the board of directors of Entropic met to discuss the proposed transaction and the proposed merger agreement and to consider whether to recommend that Entropic’s stockholders adopt the merger agreement. Representatives of Entropic’s management and legal and financial advisors also were present at the meeting. At this meeting, representatives of Cooley discussed with the board of directors its fiduciary duties in connection with the proposed transaction and reviewed in detail the key terms of the draft merger agreement and related documents, including the reciprocal non-solicitation clauses subject to certain fiduciary carve-outs, the circumstances under which the board of directors of Entropic and MaxLinear can change their respective recommendations, the definition of superior proposal, the termination rights, the amount of the termination fee and the conditions under which a termination fee becomes payable, the stockholder approval requirements for Entropic and MaxLinear and the consequences of MaxLinear’s dual class of common stock in the event that MaxLinear receives a potential superior proposal, the regulatory approval requirements and covenants in the agreement and the asymmetry of certain representations and warranties and operating covenants in the draft merger agreement. Cooley also reviewed the voting agreements. Also at this meeting, representatives of Barclays presented its financial analysis of the proposed merger consideration and then rendered its oral opinion (which was subsequently confirmed in writing) to the board of directors of Entropic that, as of February 3, 2015 and based upon and subject to the qualifications, limitations and assumptions in its opinion, the merger consideration to be offered to the stockholders of Entropic (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) in the merger was fair, from a financial point of view, to such stockholders. After discussion, the Entropic board of directors unanimously (i) determined that the terms of the merger agreement were advisable and fair to, and in the best interests of, Entropic and its stockholders, (ii) approved the merger agreement and voting agreements, (iii) recommended that the Entropic stockholders vote in favor of the adoption of the merger agreement and (iv) authorized and approved certain other matters in connection with the execution and performance of the merger agreement, including certain regulatory filings.

In addition, MaxLinear’s board of directors also held a special meeting late in the morning on February 3, 2015 to discuss the proposed transaction and the proposed merger agreement and to consider whether to recommend that MaxLinear’s stockholders approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement. Representatives of Stifel and WSGR and Mr. Spice also were present at the meeting. As requested by the board at its February 1, 2015 meeting, representatives of Stifel made a presentation concerning a discounted cash flow analysis (which was not used for purposes of Stifel’s fairness opinion) based on a downside scenario prepared by MaxLinear’s management based on Entropic’s management base case forecast. Mr. Spice reviewed the various assumptions underlying the downside forecast, including changes in certain assumptions that had been discussed with the board since August 2014. Representatives of WSGR discussed with the board its fiduciary duties in connection with the proposed transaction and reviewed the key terms of the draft merger agreement and related documents, including providing an update with respect to the resolution of specific open issues identified and discussed from time to time since the January 29, 2015 meeting. At the meeting, representatives of Stifel also presented Stifel’s financial analysis of the proposed merger consideration and rendered Stifel’s oral opinion (which was subsequently confirmed in writing) to the board of directors of MaxLinear that, as of February 3, 2015 and based upon and subject to the qualifications, limitations and assumptions in Stifel’s opinion, the merger consideration to be paid to the stockholders of Entropic (other than with respect to certain excluded shares) in connection with the merger was fair, from a financial point of view, to MaxLinear. After discussion, MaxLinear’s board of directors unanimously (i) declared the advisability of and approved the merger agreement and the merger with Entropic and all other transactions contemplated thereby and authorized the execution of the merger agreement and the voting agreements, (ii) authorized preparation, filing and distribution of a registration statement, including a proxy statement, (iii) recommending the approval by the MaxLinear stockholders of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and soliciting such approval from MaxLinear’s stockholders, and (iv) authorized and approved certain other matters in connection with the execution and performance of the merger agreement, including certain regulatory filings.

On February 3, 2015, after the U.S. trading markets were closed, the merger agreement was executed by MaxLinear, Excalibur Acquisition Corporation, Excalibur Subsidiary, LLC and Entropic. In addition, certain of the directors and executive officers of MaxLinear entered into the voting agreements with Entropic, and each of the directors and executive officers of Entropic entered into the voting agreements with MaxLinear. For an additional discussion of the merger agreement and the voting agreements, see the sections entitled “The Merger Agreement” beginning on page 135 and “The Merger Agreement—Voting Agreements” beginning on page 158.

Shortly after the New York Stock Exchange and NASDAQ Global Market closed on February 3, 2015, Entropic issued its earnings release for the results of its fiscal year ended December 31, 2014 and updated its guidance for 2015. Separately, MaxLinear and Entropic issued a joint press release announcing the merger and the execution of the merger agreement, including that the implied total transaction value based on closing prices as of February 2, 2015 was approximately $287 million and the implied enterprise value was $181 million, net of Entropic’s cash balance as of December 31, 2014, and held a conference call to discuss the announced transaction.

On February 18, 2015, the parties filed a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act).

On February 26, 2015, the U.S. Federal Trade Commission (FTC) granted early termination of the waiting period under the HSR Act with respect to merger.

After the merger agreement was announced, MaxLinear and Entropic became aware that the financial projections prepared by MaxLinear and used by each of MaxLinear, Stifel, Entropic and Barclays in their financial analyses, including for purposes of calculating the projected unlevered free cash flow of MaxLinear for the years ended December 31, 2015, 2016 and 2017 contained certain errors. Such errors were the result of an incorrect formula in the spreadsheet used to calculate projected cash flows and did not arise from any errors or inaccuracies in the underlying data or assumptions used to calculate the projections, including assumptions with respect to revenue, gross margins or otherwise. See the sections of this joint proxy statement/prospectus captioned “Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” and “Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor” for the corrected financial projections of MaxLinear. Following such discovery, MaxLinear’s management provided the corrected financial projections to its board of directors and representatives of Stifel and to Entropic and representatives of Barclays.

At MaxLinear’s request, Stifel considered the analyses, including the discounted cash flow analysis, performed by Stifel in rendering its opinion to MaxLinear’s board of directors in light of the corrected financial projections of MaxLinear. On March 10, 2015, the board of directors of MaxLinear held a special meeting with representatives of Stifel and WSGR in attendance. At the special meeting, MaxLinear’s management summarized the errors contained in MaxLinear’s financial projections. Also at the special meeting, representatives of Stifel reviewed with MaxLinear’s board of directors the results of these analyses based on the corrected financial projections of MaxLinear. Following such review, the representatives of Stifel confirmed to MaxLinear’s board of directors that, based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date and time of delivery of Stifel’s opinion on February 3, 2015, Stifel was of the view that consideration of the corrected financial projections of MaxLinear would not have changed the conclusion set forth in, or altered in any material respect the results of the analyses performed by, Stifel in rendering its opinion as of the date it was delivered. Following such discussion, MaxLinear’s board of directors determined that such errors in the MaxLinear financial projections were not material and would not have changed the board’s decision to approve the merger agreement and its recommendation that MaxLinear’s stockholders approve the issuance of shares of MaxLinear’s Class A common stock in the merger pursuant to the terms of the merger agreement.

At Entropic’s request, Barclays considered the analyses, including the discounted cash flow analysis, performed by Barclays in rendering its opinion in light of the corrected financial projections of MaxLinear. At a meeting of Entropic’s board of directors on March 10, 2015, representatives of Barclays reviewed with Entropic’s board of directors, Mr. Bridges and representatives of Cooley the results of this analysis based on the corrected financial projections of MaxLinear. Based on the same assumptions used by Barclay’s in rendering its opinion on February 3, 2015, this analysis (i) implied a range of value per share of MaxLinear Class A common stock of $9.30 to $17.52 based on the standalone discounted cash flow analysis of MaxLinear (which range, as originally set forth in financial analysis presented by representatives of Barclays to the Entropic board of directors on February 3, 2015, was $10.12 to $19.30), (ii) implied an exchange ratio range of MaxLinear Class A common stock per share of Entropic common stock of 0.0862x to 0.1293x based on the exchange ratio discounted cash flow analysis (which range, as originally set forth in the financial analysis presented by representatives of Barclays to the Entropic board of directors on February 3, 2015, was 0.0790x to 0.1185x), (iii) implied a range of value per share of MaxLinear Class A common stock based on the standalone comparable companies analysis of MaxLinear using its calendar year 2016 estimated EBITDA of $8.42 to $10.76 (which range, as originally set forth in the financial analyses presented by representatives of Barclays to the Entropic board of directors on February 3, 2015, was $8.47 to $10.83) and (iv) implied an exchange ratio range of MaxLinear Class A common stock per share of Entropic common stock of 0.0653x to 0.0979x based on the exchange ratio comparable companies analysis using MaxLinear’s calendar year 2016 estimated EBITDA (which range, as originally set forth in the financial analyses presented by representatives of Barclays to the Entropic board of directors on February 3, 2015, was 0.0649x to 0.0973x). The representatives of Barclays confirmed to Entropic’s board of directors that, based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date and time of delivery of Barclays’ opinion on February 3, 2015, Barclays was of the view that consideration of the corrected financial projections of MaxLinear would not have changed the conclusion set forth in, or altered in any material respect the results of the analyses performed by Barclays in rendering, its opinion as of the date it was delivered. Following such discussion, Entropic’s board was provided with an opportunity to ask questions of the representatives of Barclays and no concerns or objections regarding the revised analyses were raised by the board. The board concluded the meeting by discussing with Mr. Bridges the expected timing to completion of the merger.

MaxLinear Board of Directors’ Recommendation and Reasons for the Merger

At a special meeting held on February 3, 2015, among other things, the MaxLinear board of directors unanimously:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MaxLinear’s stockholders;

•	approved and adopted the merger agreement and directed the officers of MaxLinear to execute and deliver the merger agreement for and on behalf of MaxLinear;

•	authorized and directed the officers of MaxLinear, for and on behalf of MaxLinear, to take all actions necessary to list the shares of MaxLinear Class A common stock to be issued in the merger pursuant to the terms of the merger agreement on the New York Stock Exchange in order to proceed with the merger and the other transactions contemplated by the merger agreement; and

•	resolved to recommend that the stockholders of MaxLinear approve the issuance of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

In evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement and reaching its decision to recommend that the MaxLinear stockholders approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement, MaxLinear’s board considered the financial performance and condition, business operations and prospects of each of MaxLinear and Entropic on a standalone basis, and MaxLinear following completion of the acquisition, the terms and conditions of the merger agreement and the ancillary documents, the results of the due diligence investigation conducted by MaxLinear’s management, accountants and legal counsel, and the analysis of MaxLinear’s legal and financial advisors.

MaxLinear’s board also considered a number of potential benefits of the acquisition, including those listed below:

•	the acquisition of Entropic is expected to add significant scale to MaxLinear’s analog/mixed-signal business, expanding its addressable market and enhancing the strategic value of MaxLinear’s offerings to its broadband and access partners, OEM customers, and service providers, including expected cross-selling opportunities and longer-term platform integration opportunities with Entropic’s MoCA technology;

•	the acquisition of Entropic is expected to add scale and customer relationships in the satellite Pay-TV and broadband access markets;

•	the acquisition of Entropic is expected to strengthen, and be complementary to, MaxLinear’s intellectual property position with the addition of Entropic’s extensive patent portfolio;

•	the acquisition of Entropic is expected to increase efficiency and achieve operating synergies in excess of $20 million in the first full calendar year post-completion of the acquisition, enabled by efficiencies across its research and development and selling, general and administrative activities, including cost reductions enabled by the elimination of redundant overhead expenses and public company costs;

•	the acquisition of Entropic is expected to be accretive to MaxLinear’s earnings per share, excluding upfront non-recurring charges, transaction related expenses, and the amortization of purchased intangible assets;

•	the expectation that MaxLinear stockholders, immediately after completion of the merger, would hold approximately 65% of the outstanding shares of MaxLinear’s Class A common stock; and

•	the opinion, dated February 3, 2015, of Stifel to the Maxlinear board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to MaxLinear of the merger consideration to be paid by MaxLinear to the holders of Entropic common stock transaction, which opinion was based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken, as more fully described under “The Merger—Opinion of MaxLinear’s Financial Advisor” and the related financial analyses presented by Stifel to the MaxLinear board of directors.

MaxLinear’s board also considered a number of uncertainties, risks and other potentially negative factors, including those listed below:

•	the risk that MaxLinear’s assumptions underlying its expectations and guidance of the financial impact of the acquisition, including, future revenues or revenue growth rates, if any, of Entropic and anticipated cost savings from the acquisition of Entropic, are not accurate;

•	the risk that the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected as a result of challenges MaxLinear might face in integrating the two companies’ technology, personnel and operations;

•	the risk of disruption to MaxLinear’s and/or Entropic’s business relationships, including customer relationships, during the pendency of the acquisition;

•	the risk that MaxLinear and Entropic may not be able to continue to retain and motivate executive and other key employees during the pendency of the acquisition, or, in the case of MaxLinear, following completion of the acquisition;

•	the risk that, if either Maxlinear’s or Entropic’s stockholders do not approve the merger and the proposed acquisition is not completed, MaxLinear will have incurred substantial costs, MaxLinear’s management will have devoted substantial time and resources to the acquisition, and MaxLinear may experience negative reactions from the financial markets or its suppliers, customers or employees;

•	the risk that the regulatory approvals may impose conditions on, jeopardize or delay completion of the merger transaction or reduce the anticipated benefits of the acquisition; and

•	various other risks associated with the combined organization and the acquisition, including the risks described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

The MaxLinear board unanimously recommends that MaxLinear stockholders vote “FOR” the proposal to approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement.

The foregoing discussion of the MaxLinear board of directors’ reasons for its recommendation to approve the issuance of shares of Maxlinear Class A common stock in the merger pursuant to the terms of the merger agreement and the foregoing list of factors considered by the MaxLinear board are not meant to be exhaustive, but address the material information and factors considered by the MaxLinear board of directors in consideration of its recommendation. In view of the variety and complexity of factors and information considered, the MaxLinear board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determination and recommendation after consideration of all of the factors as a whole. In addition, individual members of MaxLinear’s board of directors may have given different weight to different factors. The MaxLinear board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, MaxLinear management and legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination and recommendation.

Opinion of MaxLinear’s Financial Advisor

The MaxLinear board requested Stifel’s opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to MaxLinear of the merger consideration to be paid by MaxLinear to the holders of Entropic common stock (other than (i) any shares of Entropic common stock owned by MaxLinear or any subsidiary of MaxLinear or Entropic or held in treasury of Entropic and (ii) any shares of Entropic common stock issued and outstanding immediately prior to the effective time of the merger held by an Entropic stockholder who has sought appraisal for such shares in accordance with applicable Delaware law and the merger agreement) (for purposes of the disclosure in this joint proxy statement/prospectus concerning “The Opinion of MaxLinear’s Financial Advisor”, the “Merger Shares”) in the merger pursuant to the merger agreement. On February 3, 2015, Stifel delivered to the MaxLinear board its written opinion that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the merger consideration to be paid by MaxLinear to the holders of Merger Shares in the merger pursuant to the merger agreement was fair to MaxLinear, from a financial point of view.

The MaxLinear board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the MaxLinear board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the technology sector, in providing strategic advisory services in general, and Stifel’s familiarity with MaxLinear and its business. Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The full text of the Opinion is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of the Opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Opinion. MaxLinear stockholders are encouraged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

In rendering the Opinion, Stifel, among other things:

(i) discussed the merger and the subsequent merger and related matters with MaxLinear’s counsel and reviewed a draft copy of the merger agreement dated February 2, 2015;

(ii) reviewed the audited consolidated financial statements of MaxLinear contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and unaudited consolidated financial statements of MaxLinear contained in its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2014;

(iii) reviewed the audited consolidated financial statements of Entropic contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and the unaudited consolidated financial statements of Entropic contained in its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2014;

(iv) reviewed and discussed with MaxLinear’s management certain other publicly available information concerning MaxLinear and Entropic;

(v) held discussions with MaxLinear’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger and the subsequent merger on MaxLinear;

(vi) reviewed certain non-publicly available information concerning MaxLinear, including internal financial analyses and forecasts prepared by its management and held discussion with MaxLinear’s senior management regarding recent developments;

(vii) reviewed certain non-publicly available information concerning Entropic, including internal financial analyses and forecasts prepared by its management and held discussion with Entropic’s senior management regarding recent developments;

(viii) reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

(ix) reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

(x) participated in certain discussions and negotiations between representatives of MaxLinear and Entropic;

(xi) reviewed the reported prices and trading activity of the equity securities of each of MaxLinear and Entropic;

(xii) conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of the Opinion; and

(xiii) took into account Stifel’s assessment of general economic, market and financial conditions and Stifel’s experience in other transactions, as well as its experience in securities valuations and its knowledge of MaxLinear’s industry generally.

In rendering the Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of MaxLinear or Entropic, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by MaxLinear and Entropic (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), Stifel assumed, at the direction of MaxLinear, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of MaxLinear and Entropic, as applicable, as to the future operating and financial performance of MaxLinear and Entropic, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. The Opinion states that such forecasts and projections were not prepared with the expectation of public disclosure, that all such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MaxLinear or Entropic since the date of the last financial statements of each company made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either MaxLinear’s or Entropic’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did Stifel review loan or credit files of MaxLinear or Entropic, nor has Stifel been furnished with any such evaluation or appraisal. The Opinion states that estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold and that because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with the consent of the MaxLinear board, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger and the subsequent merger will be satisfied and not waived. In addition, Stifel assumed that the definitive merger agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the merger and the subsequent merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by MaxLinear or any other party and without any anti-dilution or other adjustment to the merger consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger and the subsequent merger will not have an adverse effect on MaxLinear, Entropic or the merger or the subsequent merger. Stifel assumed that the merger and the subsequent merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that MaxLinear relied upon the advice of its counsel, independent accountants, and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting, and regulatory matters with respect to MaxLinear, the merger and the subsequent merger, and the merger agreement.

Stifel’s Opinion was limited to whether the merger consideration to be paid by MaxLinear to the holders of Merger Shares in the merger pursuant to the merger agreement was fair to MaxLinear, from a financial point of view, as of the date of the Opinion, and it did not address any other terms, aspects or implications of the merger or the subsequent merger including, without limitation, the form or structure of the merger or the subsequent merger, any consequences of the merger or the subsequent merger on any party to the merger or the subsequent merger, their stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or the subsequent merger or otherwise. Stifel’s Opinion also does not consider, address or include: (i) any other strategic alternatives then (or which were or may be) contemplated by the MaxLinear board or MaxLinear; (ii) the legal, tax or accounting consequences of the merger or the subsequent merger on MaxLinear or the stockholders of MaxLinear or on the stockholders of Entropic, including, without limitation, whether or not the merger or the subsequent merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the officers, directors or employees of any party to the merger or the subsequent merger, or class of such persons, relative to the merger consideration or otherwise; (iv) the effect of the merger and the subsequent merger on, or the fairness of the consideration to be received by, holders of any class of securities of Entropic, or any class of securities of any other party to any transaction contemplated by the merger agreement; or (v) whether MaxLinear has sufficient cash, available lines of credit or other sources of funds to enable it to pay the cash consideration component of the merger consideration to the holders of Merger Shares at the closing of the merger. Furthermore, Stifel did not express any opinion as to what the value of the Class A common stock of

MaxLinear will actually be when issued or the prices, trading range or volume at which MaxLinear’s or Entropic’s securities would trade following public announcement or consummation of the merger and the subsequent merger.

Stifel’s Opinion was necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to Stifel by or on behalf of MaxLinear, Entropic or their advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. The Opinion states that subsequent developments may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise, or reaffirm the Opinion.

Stifel’s Opinion was approved by Stifel’s fairness committee. Stifel’s Opinion was for the information of, and directed to, the MaxLinear board for its information and assistance in connection with its consideration of the financial terms of the merger and the subsequent merger. Stifel’s Opinion does not constitute a recommendation to the MaxLinear board as to how the MaxLinear board should vote on the merger and the subsequent merger or to any stockholder of MaxLinear or Entropic as to how any such stockholder should vote at any stockholders’ meeting at which the merger or the subsequent merger is considered, or whether or not any stockholder of MaxLinear or Entropic should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger or the subsequent merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the merger and the subsequent merger with any other alternative transactions or business strategies which may have been available to MaxLinear and does not address the underlying business decision of the MaxLinear board or MaxLinear to proceed with or effect the merger and the subsequent merger. Stifel was not requested to, and Stifel did not, explore alternatives to the merger and the subsequent merger or solicit the interest of any other parties in pursuing transactions with MaxLinear.

The following represents a summary of the material financial analyses performed by Stifel in connection with the Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it was based on market data, is based on market data as it existed on or before February 2, 2015 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

For purposes of the financial analyses summarized below, the term “merger consideration” refers to $3.01 per share calculated as (i) cash consideration of $1.20 per Merger Share and (ii) stock consideration of $1.81 per Merger Share based on an exchange ratio of 0.2200 of a share of MaxLinear’s Class A common stock for each Merger Share and Maxlinear’s February 2, 2015 closing stock price of $8.24 per share.

Selected Public Companies Analysis

Entropic

Stifel compared Entropic, from a financial point of view, to 10 publicly traded semiconductor companies that Stifel deemed to be relevant based on their business profiles and financial metrics including product portfolios, end-markets, customers, size, growth, and profitability, among others. Stifel compared Entropic’s unaudited, preliminary calendar year 2014 and estimated calendar year 2015 financial metrics, as provided by Entropic’s management, to estimated (or, to the extent available, preliminary unaudited or audited results)

calendar year 2014 and estimated calendar year 2015 financial metrics, obtained from available public sources, of the 10 selected semiconductor companies. Stifel believes that the group of companies listed below have business models similar to those of Entropic, but noted that none of these companies has the same management, composition, size, operations, financial profile, or combination of businesses as Entropic:

•	Ali Corporation

•	Broadcom Corporation

•	Exar Corporation

•	Inphi Corporation

•	M/A-COM Technologies Solutions Holdings, Inc.

•	Parade Technologies, Ltd.

•	Sigma Designs, Inc.

•	Silicon Image, Inc.*

•	Silicon Laboratories, Inc.

•	Vixs Systems Inc.

*	Valuation multiples based on stock price as of January 26, 2015, the day prior to the announced sale to Lattice Semiconductor Corporation

Based on this information, Stifel calculated and compared the following multiples for Entropic and the selected comparable companies:

•	Multiples of enterprise value (“EV”), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to estimated calendar year 2014 and 2015 (i) revenues (“EV/Revenues”) and (ii) adjusted earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization (“EV/ EBITDA”).

The following table sets forth the multiples indicated by this analysis. The range of multiples relative to the selected semiconductor companies reflects the first quartile to median metrics of such companies as of February 2, 2015:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
CY 2014 EV/Revenues	1.1x	2.5x	2.3x	3.1x	1.1x – 2.5x	1.0x
CY 2015 EV/Revenues	0.9x	2.3x	2.1x	2.7x	0.9x – 2.3x	1.0x
CY 2014 EV/EBITDA	10.0x	11.7x	12.6x	15.4x	10.0x –11.7x	N.M.	(1)
CY 2015 EV/EBITDA	11.3x	12.3x	12.8x	14.8x	11.3x – 12.3x	10.5x

(1)	“N.M.” stands for “Not Meaningful”; no multiple could be calculated because Entropic was not profitable in 2014.

This analysis resulted in the following ranges of implied equity value per share of Entropic common stock:

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$3.09-5.65
EBITDA Multiples	$3.16-3.33

No company utilized in the selected company analysis is identical to Entropic. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond Entropic’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in Entropic’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

MaxLinear

Stifel compared MaxLinear, from a financial point of view, to 10 publicly traded semiconductor companies that Stifel deemed to be relevant based on their business profiles and financial metrics including product portfolios, end-markets, customers, size, growth, and profitability, among others. Stifel compared MaxLinear’s unaudited, preliminary calendar year 2014 and estimated calendar year 2015 financial metrics, as provided by MaxLinear’s management, to estimated (or, to the extent available, preliminary unaudited or audited results) calendar year 2014 and estimated calendar year 2015 financial metrics, obtained from available public sources, of the 10 selected semiconductor companies. Stifel believes that the group of companies listed below have business models similar to those of MaxLinear, but noted that none of these companies have the same management, composition, size, operations, financial profile, or combination of businesses as MaxLinear:

•	Ali Corporation

•	Broadcom Corporation

•	Exar Corporation

•	Inphi Corporation

•	M/A-COM Technologies Solutions Holdings, Inc.

•	Parade Technologies, Ltd.

•	Sigma Designs, Inc.

•	Silicon Image, Inc.*

•	Silicon Laboratories, Inc.

•	Vixs Systems Inc.

*	Valuation multiples based on stock price as of January 26, 2015, the day prior to the announced sale to Lattice Semiconductor Corporation

The following table sets forth the multiples indicated by this analysis. The range of multiples relative to the selected semiconductor companies reflects the first quartile to third quartile metrics of such companies as of February 2, 2015:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Implied by MaxLinear’s Closing Stock Price of $8.24 as of February 2, 2015
CY 2014 EV/Revenues	1.1x	2.5x	2.3x	3.1x	1.1x – 3.1x	2.0x
CY 2015 EV/Revenues	0.9x	2.3x	2.1x	2.7x	0.9x – 2.7x	1.8x
CY 2014 EV/EBITDA	10.0x	11.7x	12.6x	15.4x	10.0x –15.4x	15.4x
CY 2015 EV/EBITDA	11.3x	12.3x	12.8x	14.8x	11.3x – 14.8x	11.9x

This analysis resulted in the following ranges of implied equity value per share of MaxLinear Class A common stock:

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$5.34-11.39
EBITDA Multiples	$7.02-8.99

No company utilized in the selected company analysis is identical to MaxLinear. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond MaxLinear’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in MaxLinear’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis

Based on public information available to Stifel, Stifel calculated and compared the multiples of EV to last twelve month (“LTM”) and next twelve month (“NTM”) revenues and LTM and NTM EBITDA implied in the merger for Entropic to the corresponding multiples implied in the following 21 precedent transactions involving semiconductor companies:

Announcement Date	Acquirer	Target	EV / LTM		EV / LTM
			Revenue	EBITDA	Revenue	EBITDA
1/27/15	Lattice Semiconductor Corporation	Silicon Image, Inc.	1.8x	12.8	2.0x	19.5x
7/30/14	Inphi Corporation	Cortina Systems, Inc.	1.6x	N.A.(2)	N.A.	N.A.
3/10/14	Shanghai Pudong Science and Technology Investment Co., Ltd.	Montage Technology Group Limited	4.4x	13.3x	3.6x	11.2x
11/12/13	Tsinghua Unigroup Ltd.	RDA Microelectronics, Inc.	1.9x	12.7x	1.8x	13.8x
11/5/13	M/A-COM Technology Solutions Holdings Inc.	Mindspeed Technologies, Inc.	2.0x	9.1x	2.3x	9.4x
6/22/12	MediaTek Inc.	MStar Semiconductor, Inc.	2.4x	10.9x	2.0x	8.9x
5/2/12	Microchip Technology, Inc.	Standard Microsystems Corporation	1.9x	11.0x	1.8x	11.1x
3/21/12	Sigma Designs, Inc.	Trident Microsystems, Inc. DTV Product Line	0.2x	N.M.(1)	0.4x	N.A.
1/3/12	Entropic Communications, Inc.	Trident Microsystems, Inc. Set Top Box Bus.	0.5x	N.M.	N.A.	N.A.
9/7/11	QUALCOMM Incorporated	Integrated Device Technology, Inc. Video Processing Technology	N.A	N.A.	N.A.	N.A.
6/16/11	CSR plc	Zoran Corporation	0.7x	N.M.	0.7x	N.M.
3/16/11	MediaTek Inc.	Ralink Technology Corp.	1.6x	12.9x	1.2x	11.5x
2/23/11	Golden Gate Capital Corp.	Conexant Systems Inc.	1.3x	6.8x	1.4x	8.5x
1/3/11	QUALCOMM Incorporated	Atheros Communications Inc.	3.5x	15.2x	3.3x	18.8x
9/8/10	Zoran Corporation	Microtune, Inc.	1.0x	N.M.	0.8x	16.2x
3/22/10	Intersil Corp.	Techwell Inc.	5.3x	26.5x	3.8x	14.4x
10/5/09	Trident Microsystems, Inc.	NXP Semiconductors NV TV and Set Top Business	0.4x	N.A.	N.A.	N.A.
9/8/09	Atheros Communications Inc.	Intellon Corp.	2.4x	N.M.	2.0x	18.4x
8/25/08	Broadcom Corporation	Advanced Micro Devices, Inc. Digital TV Business	1.0x	N.A.	0.9x	N.A.
4/29/08	NXP Semiconductors NV	Conexant Systems Inc. Broadband Media Business	0.8x	N.A.	0.5x	N.A.
12/11/07	STMicroelectronics NV	Genesis Microchip Inc.	0.8x	N.M.	0.7x	N.A.

(1)	“N.M.” stands for “Not Meaningful”.
(2)	“N.A.” stands for “Not Available”.

The following table sets forth the multiples indicated by this analysis and the multiples implied by the merger. The range of multiples reflects the first quartile to median metrics of the precedent transactions:

Multiple:	1st Quartile	Median	Mean	3rd Quartile	Range of Multiples Utilized in the Analysis	Proposed Transaction
LTM EV/Revenues	0.8x	1.6x	1.8x	2.1x	0.8x – 1.6x	1.0x
NTM EV/Revenues	0.8x	1.8x	1.7x	2.0x	0.8x – 1.8x	1.0x
LTM EV/EBITDA	10.9x	12.7x	13.1x	13.2x	10.9x – 12.7x	N.M.	(1)
NTM EV/EBITDA	10.6x	12.7x	13.5x	16.8x	10.6x – 12.7x	10.5x

(1)	“N.M.” stands for “Not Meaningful”; no multiple could be calculated because Entropic was not profitable in 2014.

Based on its review of the precedent transactions, Stifel applied selected multiples to the corresponding LTM and NTM revenues and EBITDA of Entropic, in each case as provided by Entropic’s management.

This analysis resulted in the following ranges of implied equity values per share of Entropic common stock:

Benchmark	Range of Implied Equity Values per Share
Revenue Multiples	$2.67 – 4.35
EBITDA Multiples	$3.04 – 3.40

No transaction used in the precedent transactions analyses is identical to the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the merger is being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, such as the impact of competition, industry growth, and the absence of any adverse material change in the financial condition of Entropic or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the merger is being compared.

Discounted Cash Flow Analysis

Entropic

Stifel used financial projections of Entropic as a standalone company for the period from the first fiscal quarter of 2015 through fiscal year 2017, as provided by Entropic’s management, to perform a discounted cash flow analysis of Entropic as a standalone company based on the terminal multiple method. In conducting this analysis, Stifel assumed that Entropic would perform in accordance with these projections, as provided by Entropic’s management.

Stifel first estimated the terminal value of the projected cash flows by applying a range of terminal multiples Stifel deemed relevant to Entropic’s estimated fiscal year 2017 EBITDA, which multiples ranged from 9.0x to 11.0x, and were determined considering the results of the selected company and precedent transactions analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the period from the first fiscal quarter of 2015 through fiscal year 2017 using management’s projections and discounted these cash flows and the terminal value to present values using discount rates of 12.0% – 14.0%, based on Entropic’s weighted average cost of capital, consideration of Entropic’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values which Stifel then increased by Entropic’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values ranging from $1.69 to $1.79 per share of Entropic common stock.

Stifel also performed a second case discounted cash flow analysis based on the terminal multiple method, assuming the addition of certain operating synergies, as estimated by MaxLinear’s management, which increased the projected cash flows by $10 million in 2015, and $20 million in each of 2016 and 2017, but otherwise utilized the same data, assumptions and methodologies as the first case. The second case discounted cash-flow analysis yielded implied equity values ranging from $3.38 to $3.76 per share of Entropic common stock.

MaxLinear

Stifel used financial projections of MaxLinear as a standalone company for the period from the first fiscal quarter of 2015 through fiscal year 2017, as provided by MaxLinear’s management, to perform a discounted cash flow analysis of MaxLinear as a standalone company based on the terminal multiple method. In conducting this analysis, Stifel assumed that MaxLinear would perform in accordance with these projections, as provided by MaxLinear’s management.

Stifel first estimated the terminal value of the projected cash flows by applying a range of terminal multiples Stifel deemed relevant to MaxLinear’s estimated fiscal year 2017 EBITDA, which multiples ranged from 9.0x to 11.0x, and were determined considering the results of the selected company and precedent transactions analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the period from the first fiscal quarter of 2015 through fiscal year 2017 using management’s projections and discounted these cash flows and the terminal value to present values using discount rates of 12.0% – 14.0%, based on MaxLinear’s weighted average cost of capital, consideration of MaxLinear’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values which Stifel then increased by MaxLinear’s net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values ranging from $14.09 to $16.39 per share of MaxLinear Class A common stock.

The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel were assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to Entropic, MaxLinear, or the merger and the subsequent merger, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise values and implied per share equity values of Entropic and MaxLinear. Each of these analyses yielded a range of implied enterprise values and implied per share equity values, and therefore, such implied enterprise value ranges and implied per share equity values developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, to MaxLinear of the merger consideration to be paid by MaxLinear to the holders of Merger Shares in the merger pursuant to the merger agreement, as of the date of the Opinion, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at the Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of Entropic or MaxLinear.

Miscellaneous

MaxLinear agreed to pay Stifel a fee (the “Retainer Fee”) of $50,000 upon its engagement to provide financial advisory services to MaxLinear and a fee (the “Opinion Fee”) of $1,000,000 for its services as financial advisor to the MaxLinear Board upon delivery of the Opinion (neither of which are contingent upon the consummation of the merger) and a fee (the “Transaction Fee”) for its services as financial advisor to MaxLinear in connection with the merger of $3,000,000, all of which Transaction Fee is contingent upon the completion of the merger; provided that the Retainer Fee and the Opinion Fee will be credited against the Transaction Fee in the event that the merger is consummated. Stifel will not receive any other significant payment or compensation contingent upon the successful consummation of the merger. In the event the merger is not consummated and MaxLinear receives a termination or break-up fee, then MaxLinear shall pay Stifel a termination fee equal to 33% of such termination or break-up fee received by MaxLinear, but in no case would such amount exceed $1,000,000. In addition, MaxLinear agreed to reimburse Stifel for its reasonable expenses in connection with its engagement, subject to certain limitations, and to indemnify Stifel for certain liabilities arising out of its engagement. Other than the services provided by Stifel to MaxLinear in connection with the merger and the Opinion, Stifel has not provided any investment banking or financial services to MaxLinear in the two years preceding the date of the Opinion. Stifel has not provided any investment banking or financial services to Entropic in the two years preceding the date of the Opinion.

Stifel may seek to provide investment banking services to MaxLinear or its affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of its business, Stifel and its clients may transact in the equity securities of each of MaxLinear and Entropic and may at any time hold a long or short position in such securities.

Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor

As a matter of course, MaxLinear does not publicly disclose long-term projections of future financial results other than limited short-term guidance concerning select financial and operating metrics disclosed as part of its quarterly earnings announcements. In connection with its evaluation of the merger, MaxLinear’s board of directors considered certain unaudited, non-public financial projections of MaxLinear as a standalone company for each of the years ending December 31, 2015, 2016, and 2017 and certain unaudited, non-public financial projections of Entropic as a standalone company for each of the years ending December 31, 2015, 2016, and 2017. MaxLinear’s board of directors also considered certain unaudited, non-public financial projections of Entropic for each of the years ending December 31, 2015, 2016, and 2017 that had been separately prepared by MaxLinear’s management based on Entropic’s financial projections. As further disclosed below, MaxLinear’s management prepared such adjusted Entropic projections based on its analysis of the assumptions underlying the Entropic financial projections and in an effort to evaluate the advisability of the merger in a potential downside scenario where the revenue and operating results anticipated by the Entropic financial projections were not achieved. The above referenced financial projections with respect to Entropic (other than the adjusted Entropic projections) were provided to MaxLinear’s financial advisor on January 28, 2015 and the above referenced financial projections with respect to MaxLinear were provided to MaxLinear’s financial advisor on January 29, 2015. Because the financial projections set forth below were prepared on a standalone basis (except with respect to certain synergies discussed below), they do not give effect to the proposed merger or any synergies expected to result from the acquisition. A summary of these financial projections are set forth below.

The inclusion of the financial projections below should not be deemed an admission or representation by MaxLinear, Entropic, or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such projections. The financial projections included below are not included to influence your views on the merger described in this joint proxy statement/prospectus but solely to provide stockholders access to certain non-public information that was provided to MaxLinear’s board of directors in connection with its evaluation of the merger and to MaxLinear’s financial advisor to assist with its financial analyses as described in the section entitled “Opinion of MaxLinear’s Financial Advisor.” The information from the financial projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding MaxLinear and Entropic contained in each company’s respective public filings with the SEC.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of MaxLinear and Entropic nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of MaxLinear and Entropic nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of MaxLinear contained in the Annual Report of MaxLinear on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of MaxLinear. The report of the independent registered public accounting firm of Entropic contained in the Annual Report of Entropic on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Entropic.

The financial projections are in general prepared for internal use and are subjective in many respects. As a result, these financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Entropic and MaxLinear believe their respective assumptions (as set forth below) to be reasonable, all financial projections are inherently uncertain, and MaxLinear and Entropic expect that differences will exist between actual and projected results. Although presented with numerical specificity, the financial projections reflect numerous variables, estimates, and assumptions made by the managements of MaxLinear or Entropic, as applicable, at the time they were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond MaxLinear’s and Entropic’s control. In addition, the financial projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the financial projections will prove accurate or that any of the financial projections will be realized.

The financial projections with respect to MaxLinear included assumptions relating to, among others things, (i) MaxLinear’s growth projections in specific products for cable, terrestrial, satellite, and other applications in each fiscal year ending prior to or on December 31, 2017; (ii) opportunities associated with new product introductions, including DOCSIS 3.1 cable data products, optimized second-generation satellite gateway and outdoor unit products, and associated adjacent products such as programmable gain amplifiers designed for cable data applications and Ku-band satellite down-converters; (iii) MaxLinear’s strategy to expand its addressable market, including with its recent acquisition of Physpeed targeting optical data applications, as well as potential opportunities for MaxLinear to develop and market cable and wireless infrastructure products; (iv) long-term trends in the markets in which MaxLinear operates, including the expected market transition from DOCSIS 3.0 to DOCSIS 3.1 cable data standards, the potential transition from analog to digital satellite channel stacking solutions, the pace of penetration of new multi-tuner solutions in the satellite gateway market, and the adoption of various 100-Gigabit optical interconnect products in data center and telecommunications applications; (v) MaxLinear’s expected growth in headcount and operating expenses, with expected growth in research and development as MaxLinear focuses on expanding its product portfolio and enhancing existing products, and expected growth in selling, general and administrative expenses as it expands its sales and marketing organization to enable expansion into existing and new markets; and (vi) assumed taxes of approximately $600,000 per year. MaxLinear also assumed that there will be no material change in the competitive environment in the markets in which MaxLinear competes, there will be no material acquisitions or dispositions by MaxLinear during the period covered by the projections, there will be no material change in the present management or control of MaxLinear or its existing operational strategy, and there will be no material change in legislation or regulatory requirements impacting on MaxLinear’s operations or its accounting policies. The financial projections with respect to MaxLinear are based on MaxLinear’s existing operations without taking into account the potential acquisition of Entropic. The financial projections with respect to Entropic included the assumptions discussed under the section entitled “Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” below.

The financial projections are subject to many risks and uncertainties and you are urged to review (i) the section entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus for a description of risk factors relating to the merger; (ii) MaxLinear’s most recent SEC filings for a description of risk factors with respect to MaxLinear’s businesses; and (iii) Entropic’s most recent SEC filings for a description of risk factors with respect to Entropic’s businesses. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the financial projections.

The inclusion of the financial projections herein should not be regarded as an indication that MaxLinear, Entropic, or any of their respective affiliates or representatives considered or consider the financial projections to be necessarily indicative of actual future events, and the financial projections should not be relied upon as such. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Neither MaxLinear nor Entropic intends to, and each disclaims any obligation to, update, correct, or otherwise revise the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the financial projections are shown to be in error. Furthermore, the financial projections do not take into account the effect of any failure of the merger to be consummated and should not be viewed as accurate or continuing in that context.

The financial projections set forth below include earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT), which are non-GAAP measures. The operating expenses included in EBITDA and EBIT exclude share-based compensation expense, amortization of purchased intangibles, and other one-time expenses that would be included in operating expenses under GAAP. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. MaxLinear believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude MaxLinear from providing accurate forecasted non-GAAP reconciliations.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the financial projections.

The following table presents selected summary financial projections with respect to MaxLinear prepared by MaxLinear’s management and made available to the MaxLinear board of directors and MaxLinear’s financial advisor. The financial information set forth in the line items for revenues, depreciation and amortization, EBIT, income taxes, and capital expenditures were prepared by MaxLinear management. The financial information set forth in the line items for EBITDA, unlevered after-tax income, working capital investment, and free cash flow were extrapolated by MaxLinear’s management, in consultation with Stifel.

	2015E	2016E	2017E
	(in millions)
Revenues	$151.0	$192.1	$269.3
EBITDA	22.9	35.3	75.2

EBIT	17.7	31.5	71.7
Less: Income Taxes	(0.6)	(0.6)	(1.0)

Unlevered After-Tax Income	17.1	30.9	70.7
Plus: Depreciation and Amortization	5.2	3.8	3.5
Less: Capital Expenditures	(3.8)	(4.8)	(6.0)
Less: Working Capital Investment(1)	(5.6)	(4.7)	(16.5)

Free Cash Flow(2)	$12.9	$25.2	$51.7

(1)	For each applicable period, calculated as follows: current assets (less cash & equivalents) less current liabilities.
(2)	For each applicable period, calculated from after-tax operating income by subtracting capital expenditures, subtracting changes in working capital, and adding depreciation and amortization for each period.

After the merger was publicly announced, Entropic and Barclays became aware that the financial projections provided by MaxLinear for purposes of completing the calculation of the unlevered free cash flow of MaxLinear as set forth in the above table contained certain errors. Such errors were the result of an incorrect formula in the spreadsheet used to calculate projected cash flows and did not arise from any errors or inaccuracies in the underlying data or assumptions used to calculate the projections, including assumptions with respect to revenue, gross margins or otherwise. Such errors resulted in the misstatement of the projections set forth in the line items in the above table titled depreciation and amortization, capital expenditures, change in working capital and unlevered free cash flow. When the corrected financial projections (set forth in the following table) are used, such line items with respect to MaxLinear equal the following:

	2015E	2016E	2017E
	(in millions)
Depreciation and Amortization	5.2	3.5	3.4
Capital Expenditures	(4.0)	(6.0)	(4.0)
Change in Working Capital	(5.6)	(4.7)	(16.5)

Unlevered Free Cash Flow	$12.7	$23.7	$53.6

The following table presents selected financial projections with respect to Entropic made available to the MaxLinear board of directors and MaxLinear’s financial advisor. The financial information set forth in the line items for revenues, depreciation and amortization, EBIT, income taxes, and capital expenditures were prepared by Entropic management. The financial information set forth in the line items for EBITDA, unlevered after-tax income, working capital investment, and free cash flow were extrapolated by MaxLinear’s management, in consultation with Stifel, from financial statements prepared by Entropic’s management.

	2015E	2016E	2017E
	(in millions)
Revenues	$180.4	$166.8	$163.3
EBITDA	17.5	9.1	6.9

Less: Depreciation and Amortization	(5.3)	(3.8)	(3.8)

EBIT	12.2	5.3	3.1
Less: Income Taxes	(0.4)	(0.4)	(0.4)

Unlevered After-Tax Income	11.8	4.9	2.7
Plus: Depreciation and Amortization	5.3	3.8	3.8
Less: Capital Expenditures	(2.0)	(2.0)	(4.0)
Less: Working Capital Investment(1)	(8.6)	(0.1)	0.6

Free Cash Flow(2)(3)	$6.5	$6.6	$3.1

(1)	For each applicable period, calculated as follows: current assets (less cash & equivalents) less current liabilities.
(2)	For each applicable period, calculated from after-tax operating income by subtracting capital expenditures, subtracting changes in working capital, and adding depreciation and amortization for each period.
(3)	MaxLinear management’s estimated operating synergies following the merger could increase cash flows by $10 million in 2015 and $20 million in each of 2016 and 2017. While such synergies are not reflected in these projections or the other MaxLinear projections set forth in this section, the synergies were provided to MaxLinear’s board of directors and financial advisor in connection with their valuation of the merger, including for use by MaxLinear’s financial advisor in its financial analyses. See the section entitled “Opinion of MaxLinear’s Financial Advisor” for further details.

Adjusted Entropic Projections—Downside Scenario

As indicated above, MaxLinear’s management prepared downside scenario projections with respect to Entropic based on MaxLinear management’s review of Entropic’s product lines and market opportunity. Among other purposes, MaxLinear prepared these adjusted financial projections as part of its due diligence and to confirm that its financial analysis addressed the risk of underperformance of Entropic’s products during the periods covered by the projections. During the February 1, 2015 board meeting where MaxLinear’s financial advisor, Stifel, provided a preliminary review of its fairness opinion, the MaxLinear board requested that Stifel also prepare a separate discounted cash flow analysis, in addition to those used in Stifel’s fairness opinion, based on the downside scenario to determine whether the discounted cash flow analysis would be materially different than the discounted cash flow analysis used for purposes of the Stifel fairness opinion. Stifel presented the results of this separate discounted cash flow analysis at the MaxLinear board’s February 3, 2015 meeting, and the board concluded that based on the analysis, the differences were not material. Stifel did not use or otherwise rely on such adjusted Entropic projections or the associated discounted cash flow analysis for purposes of its fairness opinion.

The following table presents selected summary adjusted Entropic projections. The financial information set forth in the line items for revenues, depreciation and amortization, EBIT, income taxes, and capital expenditures were prepared by MaxLinear management, based on adjustments to financial information provided by Entropic. The financial information set forth in the line items for EBITDA, unlevered after-tax income, working capital investment, and free cash flow were extrapolated by MaxLinear’s management, in consultation with Stifel.

	2015E	2016E	2017E
	(in millions)
Revenues	$180.6	$161.4	$145.9
EBITDA	18.1	8.6	6.0

Less: Depreciation and Amortization	(5.3)	(3.8)	(3.8)

EBIT	12.8	4.8	2.2
Less: Income Taxes	(0.4)	(0.4)	(0.4)

Unlevered After-Tax Income	12.4	4.4	1.8
Plus: Depreciation and Amortization	5.3	3.8	3.8
Less: Capital Expenditures	(2.0)	(2.0)	(4.0)
Less: Working Capital Investment(1)	(8.6)	(0.1)	0.6

Free Cash Flow(2)	$7.1	$6.1	$2.2

(1)	For each applicable period, calculated as follows: current assets (less cash & equivalents) less current liabilities.
(2)	For each applicable period, calculated from after-tax operating income by subtracting capital expenditures, subtracting changes in working capital, and adding depreciation and amortization for each period.

Entropic Board of Directors’ Recommendation and Reasons for the Merger

At a special meeting on February 3, 2015, the Entropic board of directors unanimously:

•	determined that the terms of the merger agreement were advisable and fair to, and in the best interests of, Entropic and its stockholders;

•	approved the merger agreement; and

•	recommended that the Entropic stockholders approve the merger agreement and the merger.

In evaluating the merger agreement and the merger, the Entropic board of directors consulted with Entropic’s senior management, legal counsel and financial advisors and, in recommending that Entropic’s stockholders adopt the merger agreement, the Entropic board of directors considered a number of factors, including the following:

•	The fact that the Entropic stockholders will receive the immediate certainty of receiving $1.20 in cash and will benefit from the merger through the Entropic stockholders’ pro forma ownership of approximately 35% of the combined company. The Entropic board of directors believes this pro forma ownership will provide Entropic stockholders with meaningful participation in the combined company and a potential opportunity to realize the strategic synergies described below. In addition, the Entropic board of directors reviewed the anticipated relative contributions of each of Entropic and MaxLinear to a combined company based on 2011 through 2014 revenue, EBITDA and net income of each company adjusted for the cash merger consideration being paid to the Entropic stockholders, and believes that approximately 35% pro forma ownership (combined with the cash payment to the Entropic stockholders) is reflective of the relative contribution of Entropic to the combined company.

•	The belief that the combined company will benefit significantly from strategic and operating cost synergies, including the following:

•	Entropic and MaxLinear are both focused on semiconductor solutions for the home entertainment market. Entropic is the inventor and market creator of two core systems for home connectivity,

MoCA and satellite channel stacking, and has strong relationships with U.S. cable and satellite service providers and with manufacturers that supply worldwide video service providers.

•	MaxLinear is a pioneer of broadband CMOS analog RF/mixed-signal semiconductors with strong market position in TV and terrestrial tuners, cable and satellite front-ends and has strong relationships with manufacturers that supply worldwide broadband data products. The combination of these complementary product offerings will create a one-stop company for RF/mixed signal front ends and connectivity solutions and should make the combined company more relevant to key customers, expand the combined company’s addressable market and make the combined company more competitive than either Entropic or MaxLinear on a standalone basis.

•	The combined company will have a product roadmap that includes a focus on the cable, satellite and enterprise infrastructure markets, which are expected to generate greater revenue growth opportunities than the markets that would be addressed by Entropic as a standalone company.

•	Entropic and MaxLinear have significant customer overlap with non-overlapping, complementary product offerings, and the combined company should be in the position to cross-sell products into this customer base, becoming a more significant long term partner to such customers.

•	The combined company is expected to be able to integrate and leverage combined research and development platform for the commercialization of next generation products and achieve operating synergies through supply chain efficiencies, and achieve savings through the elimination of facilities and public company overhead redundancies, with MaxLinear targeting the achievement of $20 million in operating cost synergies by the end of the first year following the closing.

•	The Entropic board of directors believes that the increased scale of the combined company together with the projected cost savings will result in lower combined operating expenses and expand the combined company’s profit margins, which will better position the combined company, compared to Entropic on a standalone basis, to invest in the development of products in its long term product pipeline and to compete in the highly competitive semiconductor space.

•	That the total consideration per outstanding share of Entropic common stock was approximately $3.01 (based on the closing price of MaxLinear Class A common stock on February 2, 2015), representing an approximate 13% premium over the closing price of the Entropic common stock on February 2, 2015, the last full trading day before the merger agreement was approved by the Entropic board of directors, and a 20% premium over the weighted average closing price of the Entropic common stock for the 30-day period prior ending February 2, 2015.

•	The Entropic board of directors’ assessment of Entropic’s current revenue streams, expectations about the future decline in the analog channel stacking switch market as customers switch to digital solutions, and the potential impact to Entropic’s future revenues as a result of that decline, offset by Entropic’s potential revenues in emerging categories and the Entropic board of directors’ assessment that depending on the timing of the switch to digital solutions, the success of Entropic’s future launch of a digital stacking solution and the timing and success of new products in emerging categories, Entropic could face significant revenue challenges in 2016, if it remained a standalone company.

•	The Entropic board of directors’ belief that it had conducted a thorough review of strategic alternatives after making a public announcement of its review in September 2014, that there was a low likelihood that a competitive proposal would emerge, and that other third parties would not likely provide the same comparable strategic upside as a combination with MaxLinear.

•	The Entropic board of directors’ belief, based upon the negotiations with MaxLinear, that the consideration to be paid by MaxLinear is the most that MaxLinear was willing to pay for Entropic and that the terms of the merger agreement include the most favorable terms to Entropic to which MaxLinear was willing to agree.

•

The terms of the merger agreement, including the parties’ representations, warranties and covenants, the conditions and the ability of Entropic to respond to unsolicited offers for an acquisition from a third party prior to closing, the right of the Entropic board of directors, after complying with the terms of the merger agreement, to change its recommendation that stockholders vote to adopt the merger agreement in the event that Entropic receives a superior offer (subject to certain limitations), and the determination that the termination fee of $11,650,000 (approximately 4.0% of the equity value of the transaction) is within the customary range of termination fees for transactions of this type.

•	The financial presentation and opinion of Barclays delivered to the Entropic board of directors that, based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Entropic (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) in the merger is fair, from a financial point of view, to such stockholders, as more fully described in the section entitled “The Merger—Opinion of Entropic’s Financial Advisor.” The Entropic board of directors was aware that Barclays became entitled to certain fees upon delivery of its fairness opinion and will become entitled to additional fees if the proposed transaction is consummated, as more fully described below in the section entitled “The Merger—Opinion of Entropic’s Financial Advisor.”

The Entropic board of directors also considered a variety of risks and other potentially negative factors of the merger and the merger agreement, including the following:

•	the effect of the announcement and pendency of the merger on Entropic’s stock price, operations and employees and its ability to retain key employees;

•	the risk that either the MaxLinear stockholders may not approve the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement or that the Entropic stockholders may not adopt the merger agreement;

•	the risk that the merger might not be consummated, including the risks that the trading price of Entropic’s common stock could be adversely affected, Entropic would have incurred substantial transaction and opportunity costs, Entropic’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects and Entropic may experience a loss of key employees after the announcement of the merger agreement;

•	the fact that the merger agreement requires Entropic to pay a termination fee of $11,650,000 if the merger agreement is terminated in certain circumstances could potentially deter third parties from making a competing bid to acquire Entropic prior to the closing of the merger, and could impact Entropic’s ability to engage in another strategic transaction for 12 months if the merger agreement is terminated in certain circumstances; and

•	the restrictions in the merger agreement on the conduct of Entropic’s business prior to the consummation of the merger, which may delay or prevent Entropic from undertaking business opportunities that may arise prior to the consummation of the merger.

In addition, the Entropic board of directors considered the interests that certain of its directors and executive officers may have with respect to the merger that are different from or in addition to their interests as stockholders of Entropic, generally, as described under “The Merger—Interests of the Directors and Executive Officers of Entropic in the Merger.” The Entropic board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The Entropic board of directors unanimously recommends that Entropic stockholders vote FOR adoption of the merger agreement.

The foregoing discussion of the Entropic board of directors’ reasons for its recommendation to approve the merger agreement is not meant to be exhaustive, but addresses the material information and factors considered by the Entropic board of directors in consideration of its recommendation. In view of the wide variety of factors considered by the Entropic board of directors in connection with the evaluation of the merger and the complexity of these matters, the Entropic board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Entropic board of directors may have been influenced to a greater or lesser degree by different factors.

Opinion of Entropic’s Financial Advisor

In September 2014, the board of directors of Entropic engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for Entropic, including a possible sale of Entropic. On February 3, 2015, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to Entropic’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be offered to the stockholders of Entropic (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) in the First Step Merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of February 3, 2015, is attached as Annex C to this joint proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the board of directors of Entropic, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the stockholders of Entropic (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) in the First Step Merger and does not constitute a recommendation to any stockholder of Entropic as to how such stockholder should vote or act with respect to the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between Entropic and MaxLinear and were unanimously approved by Entropic’s board of directors. Barclays did not recommend any specific form of consideration to Entropic or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, Entropic’s underlying business decision to proceed with or effect the proposed transaction or the likelihood of consummation of the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the merger consideration to be offered to the stockholders of Entropic in the proposed transaction. No limitations were imposed by Entropic’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the merger agreement, dated as of February 3, 2015, and the specific terms of the proposed transaction;

•	reviewed and analyzed publicly available information concerning Entropic and MaxLinear that Barclays believed to be relevant to its analysis, including the Annual Reports on Form 10-K of each of Entropic and MaxLinear for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q of each of Entropic and MaxLinear for the fiscal quarter ended September 30, 2014, and other relevant filing with the Securities and Exchange Commission;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Entropic furnished to Barclays by Entropic, including financial projections prepared by management of Entropic;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MaxLinear furnished to Barclays by MaxLinear, including financial projections prepared by management of MaxLinear;

•	reviewed and analyzed a trading history of Entropic common stock from December 6, 2007 to February 2, 2015 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a trading history of MaxLinear Class A common stock from March 23, 2013 to February 2, 2015 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Entropic and MaxLinear with each other and with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed the pro forma impact of the proposed transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by management of Entropic to result from a combination of the business;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future performance and price targets of Entropic and MaxLinear;

•	reviewed and analyzed the relative contributions of Entropic and MaxLinear to the future financial performance of the combined company on a pro forma basis;

•	reviewed and analyzed the results of Barclays’ effort to solicit indications of interest from third parties with respect to a sale of all or a part of Entropic;

•	had discussions with the management of Entropic concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the respective managements of Entropic and MaxLinear that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Entropic, upon advice of Entropic, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Entropic as to Entropic’s future financial performance and that Entropic would perform in accordance with such projections. With respect to the financial projections of MaxLinear, upon advice of MaxLinear, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MaxLinear as to MaxLinear’s future financial performance and that MaxLinear would perform in accordance with such projections. In addition, upon the advice of Entropic, Barclays assumed that the amounts and timing of the expected synergies are reasonable and that the expected synergies will be realized in accordance with such estimates. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Entropic or MaxLinear and did not make or obtain any evaluations or appraisals of the assets or liabilities of Entropic or MaxLinear. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of the date of its opinion. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after the date of its opinion. Barclays did not express an opinion as to the prices at which shares of Entropic common stock or MaxLinear Class A common stock would trade following the announcement of the proposed transaction or the prices at which shares of MaxLinear Class A common stock would trade following the consummation of the proposed transaction.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Entropic common stock but rather made its determination as to fairness, from a financial point of view, to Entropic’s stockholders (other than directors and executive officers of Entropic who are executing certain voting agreements in favor of MaxLinear in connection with the merger agreement) of the merger consideration to be offered to such stockholders in the First Step Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to Entropic’s board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Entropic or any other parties to the proposed transaction. None of Entropic, MaxLinear, Merger Sub One, Merger Sub Two, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Entropic

The following is a summary of the financial analyses used by Barclays in preparing its standalone valuation analysis of Entropic.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Entropic with selected semiconductor companies that Barclays, based on its experience in the semiconductor industry, deemed comparable to Entropic. The companies that Barclays selected as comparable to Entropic were:

Small Cap Companies(1)	Set-Top Box / Home Companies
Audience, Inc.	Broadcom Corp.
DSP Group Inc.	Marvell Technology Group Ltd.
Pericom Semiconductor Corp.	MaxLinear, Inc.
Sigma Designs, Inc.

(1)	“Small Cap Companies” were selected companies with a market capitalization of less than $500,000,000 that Barclays, based on its experience in the semiconductor industry, deemed comparable to Entropic.

Barclays calculated and compared various financial multiples and ratios of Entropic, and those of the respective selected comparable companies. As part of its comparable company analysis with respect to Entropic, Barclays calculated and analyzed each company’s enterprise value, or EV, as a multiple of its calendar year 2014 and 2015 estimated revenue, and its calendar year 2015 and 2016 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. Barclays did not consider an EBITDA multiple for calendar year 2014 because Entropic had negative EBITDA for such calendar year. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, calculated as fully diluted equity value, using the treasury stock method, based on closing stock prices on February 2, 2015, the value of any preferred stock (at liquidation value), the value of any pension liabilities and the book value of any minority interest, and subtracting its cash, cash equivalents and liquid investments. All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of February 2, 2015, the last trading date prior to the delivery of Barclays’ opinion. The results of this comparable company analysis for Entropic are summarized below:

Small Cap Companies

	EV / Revenue		EV / EBITDA
	CY 2014E	CY 2015E	CY 2015E	CY 2016E
High	1.72x	1.62x	20.8x	9.5x
Mean	0.91x	0.88x	14.4x	8.6x
Median	0.78x	0.72x	11.3x	9.2x
Low	0.37x	0.45x	11.2x	7.3x

Set-Top Box / Home Companies

	EV / Revenue		EV / EBITDA
	CY 2014E	CY 2015E	CY 2015E	CY 2016E
High	2.56x	2.55x	11.9x	10.1x
Mean	2.07x	1.97x	10.2x	8.4x
Median	2.04x	1.80x	10.4x	7.7x
Low	1.60x	1.55x	8.3x	7.5x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with Entropic. However, because no selected comparable company is exactly the same as Entropic, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Entropic and the comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Entropic and the companies included in the comparable company analysis. Based upon these judgments, Barclays selected a range of multiples for Entropic and applied such ranges to the management projections of Entropic on a standalone basis to calculate ranges of implied value per share of Entropic common stock. The management projections of Entropic are set forth in the section captioned “Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” of this joint proxy statement/prospectus. The results of these calculations are summarized as follows:

	Selected Multiple Range	Implied Value Per Share of Entropic common stock
EV / Revenue CY 2014E	0.80x – 1.20x	$2.72 – $3.51
EV / Revenue CY 2015E	0.60x – 1.10x	$2.25 – $3.19
EV / EBITDA CY 2015E	9.0x – 11.0x	$2.78 – $3.14
EV / EBITDA CY 2016E	8.0x – 10.0x	$1.87 – $2.05

For purposes of its opinion, Barclays calculated the implied value, as of February 2, 2015, of the merger consideration per share of Entropic common stock to be $3.01, which was determined by adding the cash portion of the merger consideration of $1.20 per share of Entropic common stock to $1.81, the implied value of the stock portion of the merger consideration per share of Entropic common stock that was derived by multiplying the closing price of $8.24 per share of MaxLinear Class A common stock on February 2, 2015, the last trading day prior to the announcement of the transaction, by the exchange ratio of 0.2200 of a share of MaxLinear Class A common stock per share of Entropic common stock.

Barclays noted that on the basis of the comparable company analysis with respect to Entropic, the $3.01 implied value of the merger consideration per share of Entropic common stock was (i) above the range of implied value per share of Entropic common stock calculated on a standalone basis using estimated calendar year 2016 EBITDA and (ii) within the ranges of implied value per share of Entropic common stock calculated on a standalone basis using unaudited calendar 2014 revenue, estimated calendar year 2015 revenue and estimated calendar year 2015 EBITDA.

Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Entropic with respect to the size, mix, margins and other characteristics of their businesses. Barclays calculated and compared various financial multiples and ratios of Entropic and the target companies in the precedent transactions. As part of its precedent transactions analysis, for each of the selected transactions, based on information Barclays obtained from publicly available information, Barclays analyzed the enterprise value to Entropic’s last 12-months (“LTM”) revenue and Entropic’s forward 12-months (“FTM”) revenue. The results of this precedent transaction analysis are summarized below:

Announcement Date	Acquirer	Target	EV / LTM Revenue	EV / FTM Revenue
1/27/2015	Lattice Semiconductor Corp.	Silicon Image, Inc.	1.79x	1.93x
3/10/2014	Pudong Science and Technology Investment Co., Ltd.	Montage Technology Group Ltd.	4.43x	3.54x
1/4/2012	Entropic Communications, Inc.	Trident Microsystems, Inc. (STB business)	0.54x	NA
3/16/2011	MediaTek, Inc.	Ralink Technology, Corp.	1.77x	1.34x
2/18/2011	CSR plc	Zoran Corp.	1.17x	1.03x
2/7/2011	Golden Gate Capital	Conexant Systems, Inc.	1.30x	1.58x
9/8/2010	Zoran Corp.	Microtune, Inc.	0.94x	0.78x
3/22/2010	Intersil Corp.	Techwell, Inc.	5.69x	4.04x
3/11/2010	Ralink Technology Corp.	TrendChip Technologies Corp.	2.03x	2.07x
2/3/2010	Broadcom Corp.	Teknovus, Inc.	NA	NA
10/13/2009	Sigma Designs, Inc.	CopperGate Communication Ltd.	2.32x	NA
10/5/2009	Trident Microsystems, Inc.	NXP Semiconductors NV (DTV & STB businesses)	0.43x	NA
7/7/2009	Golden Gate Capital	Infineon Technologies AG (wireline communications business)	0.63x	0.72x
4/22/2009	Tallwood Venture Capital	Ikanos Communication, Inc.	0.91x	1.14x
4/22/2009	Ikanos Communications, Inc.	Conexant Systems, Inc. (broadband access product line)	0.34x	NA
4/1/2009	Trident Microsystems, Inc.	Micronas Semiconductor Holding AG (video division)	NA	NA
8/25/2008	Broadcom Corp.	Advanced Micro Devices, Inc. (DTV business)	0.73x	0.71x
4/29/2008	NXP BV	Conexant Systems, Inc. (broadcast media processing business)	0.71x	NA
6/25/2007	Infineon Technologies AG	Texas Instruments, Inc. (home DSL business)	0.38x	0.38x
5/14/2007	DSP Group, Inc.	NXP Semiconductors NV (cordless and VoIP terminals business)	1.57x	NA

		1st Quartile	0.65x	0.76x
		Mean	1.54x	1.60x
		Median	1.06x	1.24x
		3rd Quartile	1.78x	1.96x

The reasons for and the circumstances surrounding each of the precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Entropic and the companies included in the precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and Entropic. Based upon these judgments, Barclays selected ranges of multiples for Entropic and applied such ranges to the management projections of Entropic on a standalone basis to calculate ranges of implied value per share of Entropic common stock. The management projections are set forth in the section captioned “Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” of this joint proxy statement/prospectus. The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value Per Share of Entropic common stock
EV / LTM Revenue	0.70x – 1.30x	$2.52 – $3.71
EV / FTM Revenue	0.70x – 1.30x	$2.44 – $3.56

Barclays noted that on the basis of the precedent transaction analysis, the $3.01 implied value of the merger consideration per share of Entropic common stock was within the ranges of implied value per share of Entropic common stock calculated on a standalone basis using LTM revenue and FTM revenue.

Discounted Cash Flow Analysis

In order to estimate the present value of Entropic common stock, Barclays performed a discounted cash flow analysis of Entropic. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Entropic using the discounted cash flow method, Barclays added (i) Entropics’s projected after-tax unlevered free cash flows for fiscal years 2015 through 2019 based on management projections to (ii) the “terminal value” of Entropic as of the end of fiscal year 2019, and discounted such amount to its present value (as of February 2, 2015) using a range of selected discount rates. The management projections of Entropic are set forth in the section captioned “Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor” of this joint proxy statement/prospectus. For purposes of this analysis, Barclays excluded amortization of acquired intangibles, stock-based compensation and other non-recurring charges. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital. The residual value of Entropic at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 4.0% to 6.0%, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product and inflation, and applying such range to the management projections. The range of after-tax discount rates of 12.5% to 17.5% was selected based on an analysis of the weighted average cost of capital of Entropic and the comparable companies used in Entropic’s “Comparable Company Analysis” above. Barclays then calculated a range of implied value per share of Entropic common stock by taking estimated equity value using the discounted cash flow method and dividing such amount by the fully diluted number of shares, calculated using the treasury stock method, of Entropic common stock as of January 29, 2015.

This analysis implied a range of value per share of Entropic common stock of $1.90 to $2.83. Barclays noted that on the basis of the discounted cash flow analysis, the $3.01 implied value of the merger consideration per share of Entropic common stock was above the range of implied value per share of Entropic common stock calculated on a standalone basis.

Other Factors

Barclays also noted certain additional factors that were not considered part of Barclays’ financial analyses with respect to its fairness determination but were referenced for informational purposes, including among other things the following:

•	Research Analysts Price Targets Analysis

Barclays considered research analysts’ per share price targets for Entropic common stock which were publicly available from FactSet, of which there were six. The research analysts’ per share price targets for Entropic common stock ranged from $2.75 to $5.00. The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for Entropic common stock and these estimates are subject to uncertainties, including future financial performance of Entropic and future market conditions. Barclays then discounted such research analysts’ per share price targets to present value using a discount rate of 15%, which is the midpoint of the range of after-tax discount rates used for the discounted cash flow analysis. The present value of the research analysts’ per share price targets for Entropic common stock ranged from $2.39 to $4.35.

•	Historical Share Price Analysis

To illustrate the trend in the historical trading prices of Entropic common stock, Barclays considered historical data with regard to the trading prices of Entropic common stock over the 52 weeks prior to the announcement of the proposed transaction. During such period, the trading price of Entropic common stock ranged from $2.15 to $4.80.

•	Premiums Paid Analysis

In order to assess the premium offered to the stockholders of Entropic in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in all global technology merger and acquisition transactions (completed and pending) valued between $100 million and $1 billion from 2010 to 2015, of which there were 124 in total, as well as all global technology merger and acquisition transactions (completed and pending) valued between $100 million and $500 million from 2010 to 2015, of which there were 91 in total. For each of the transactions, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s: (i) closing price on the last trading day prior to the announcement of the transaction; and (ii) average closing price for the 30 calendar days prior to the announcement of the transaction. The results of this premiums paid analysis are summarized below:

	1st Quartile	Mean	Median	3rd Quartile
Transactions Between $100mm and $1bn
1-Day Prior to Announcement	19.7%	38.1%	31.2%	43.9%
30-Day Average Prior to Announcement	23.5%	41.0%	34.6%	47.8%

Transactions Between $100mm and $500mm
1-Day Prior to Announcement	20.8%	41.5%	32.0%	49.6%
30-Day Average Prior to Announcement	23.8%	45.1%	35.9%	51.3%

The reasons for and the circumstances surrounding each of the transactions analyzed in the premiums paid analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Entropic and the companies included in the premiums paid analysis. Accordingly, Barclays believed that a purely quantitative premiums paid analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and Entropic. Based upon these judgments, Barclays selected a range of premiums to (1) the closing price of Entropic common stock on February 2, 2015, the last trading day prior to the announcement of the proposed transaction and (2) the 30 trading day average of the closing prices of Entropic common stock, ending February 2, 2015, the last trading day prior to the announcement of the proposed transaction, to calculate ranges of implied value per share of Entropic common stock. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value Per Share of Entropic common stock
1-Day Price	19.0% – 44.0%	$3.17 – $3.83
30-Day Average	23.0% – 48.0%	$3.08 – $3.70

MaxLinear

The following is a summary of the financial analyses used by Barclays in preparing its standalone valuation analysis of MaxLinear.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to MaxLinear, with selected semiconductor companies that Barclays, based on its experience in the semiconductor industry, deemed comparable to MaxLinear. The companies that Barclays selected as comparable to MaxLinear were:

Broadcom Corp.

Entropic Communication, Inc.

Marvell Technology Group Ltd.

Silicon Laboratories Inc.

Barclays calculated and compared various financial multiples and ratios of MaxLinear, and those of the respective selected comparable companies. As part of its comparable company analysis with respect to MaxLinear, Barclays calculated and analyzed each company’s ratio of its current stock price to its calendar year 2014 and 2015 estimated earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value as a multiple of its calendar year 2014 and 2015 estimated revenue, and its calendar year 2014, 2015 and 2016 estimated EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, calculated as fully diluted equity value, using the treasury stock method, based on closing stock prices on February 2, 2015, the value of any preferred stock (at liquidation value), the value of any pension liabilities and the book value of any minority interest, and subtracting its cash, cash equivalents and liquid investments. All of these calculations were performed, and based on publicly available financial data (including FactSet) and closing prices, as of February 2, 2015, the last trading date prior to the delivery of Barclays’ opinion. The results of this comparable company analysis for MaxLinear are summarized below:

	EV / Revenue		EV / EBITDA			P / E
	CY 2014E	CY 2015E	CY 2014E	CY 2015E	CY 2016E	CY 2014E	CY 2015E
High	2.80x	2.64x	13.1x	11.9x	16.6x	22.1x	20.1x
Mean	1.93x	1.89x	10.7x	9.7x	11.3x	16.6x	17.0x
Median	2.08x	2.05x	10.4x	9.4x	10.6x	14.0x	17.0x
Low	0.77x	0.82x	8.6x	8.3x	7.5x	13.6x	13.7x

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with MaxLinear. However, because no selected comparable company is exactly the same as MaxLinear, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MaxLinear and the comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between MaxLinear and the companies included in the comparable company analysis. Based upon these judgments, Barclays selected a range of multiples for MaxLinear and applied such ranges to the management projections of MaxLinear on a standalone basis to calculate ranges of implied value per share of MaxLinear Class A common stock. The management projections of MaxLinear are set forth in the section captioned “Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor” of this joint proxy statement/prospectus. The results of these calculations are summarized as follows:

	Selected Multiple Range	Implied Value Per Share of MaxLinear Class A common stock
EV / Revenue CY 2014E	1.50x – 2.20x	$6.60 – $8.70
EV / Revenue CY 2015E	1.40x – 2.10x	$6.87 – $9.24
EV / EBITDA CY 2014E	9.0x – 12.0x	$5.67 – $6.89
EV / EBITDA CY 2015E	9.0x – 12.0x	$6.75 – $8.31
EV / EBITDA CY 2016E	8.0x – 11.0x	$8.47 – $10.83
P / E CY 2014E	16.0x – 24.0x	$6.04 – $9.05
P / E CY 2015E	16.0x – 24.0x	$6.88 – $10.32

Barclays noted that on the basis of the comparable company analysis with respect to MaxLinear, the closing price of $8.24 per share of MaxLinear Class A common stock on February 2, 2015, the last trading day prior to the announcement of the transaction, was (i) above the range of implied value per share of MaxLinear Class A common stock calculated on a standalone basis using estimated calendar year 2014 EBITDA, (ii) below the range of implied value per share of MaxLinear Class A common stock calculated on a standalone basis using estimated calendar year 2016 EBITDA and (iii) within the ranges of implied value per share of MaxLinear Class A common stock calculated on a standalone basis using estimated calendar years 2014 and 2015 revenue, estimated calendar year 2015 EBITDA and estimated calendar years 2014 and 2015 earnings per share.

Discounted Cash Flow Analysis

In order to estimate the present value of MaxLinear Class A common stock, Barclays also performed a discounted cash flow analysis of MaxLinear. To calculate the estimated enterprise value of MaxLinear using the discounted cash flow method, Barclays added (i) MaxLinear’s projected after-tax unlevered free cash flows for fiscal years 2015 through 2017 based on management projections to (ii) the “terminal value” of MaxLinear as of the end of fiscal year 2017, and discounted such amount to its present value (as of February 2, 2015) using a range of selected discount rates. The management projections of MaxLinear are set forth in the section captioned “Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor” of this joint proxy statement/prospectus. For purposes of this analysis, Barclays excluded stock-based compensation and other non-recurring charges. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax, adding depreciation and amortization, subtracting capital expenditures and certain purchases of intellectual property, and adjusting for changes in working capital. The residual value of MaxLinear at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 4.0% to 6.0%, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product and inflation, and applying such range to the management projections. The range of after-tax discount rates of 12.5% to 17.5% was selected based on an analysis of the weighted average cost of capital of MaxLinear and the comparable companies used in MaxLinear’s “Comparable Company Analysis” above. Barclays then calculated a range of implied value per share of MaxLinear Class A common stock by taking estimated equity value using the discounted cash flow method and dividing such amount by the fully diluted number of shares, calculated using the treasury stock method, of MaxLinear Class A common stock as of December 17, 2014.

This analysis implied a range of value per share of MaxLinear Class A common stock of $10.12 to $19.30. Barclays noted that on the basis of the discounted cash flow analysis, the closing price of $8.24 per share of MaxLinear Class A common stock on February 2, 2015, the last trading day prior to the announcement of the transaction, was below the range of implied value per share of MaxLinear Class A common stock calculated on a standalone basis.

Other Factors

Barclays also noted certain additional factors that were not considered part of Barclays’ financial analyses with respect to its fairness determination but were referenced for informational purposes, including among other things the following:

•	Research Analysts Price Targets Analysis

Barclays considered research analysts’ per share price targets for MaxLinear Class A common stock which were publicly available from FactSet, of which there were seven. The research analysts’ per share price targets for MaxLinear Class A common stock ranged from $9.00 to $11.00. The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for MaxLinear Class A common stock and these estimates are subject to uncertainties, including future financial performance of Entropic and future market conditions. Barclays then discounted such research analysts’ per share price targets to present value using a discount rate of 15%, using the midpoint of the range of after tax discount rates used for the discounted cash flow analysis. The present value of the research analysts’ per share price targets for MaxLinear Class A common stock ranged from $7.83 to $9.57.

•	Historical Share Price Analysis

To illustrate the trend in the historical trading prices of MaxLinear Class A common stock, Barclays considered historical data with regard to the trading prices of MaxLinear Class A common stock over the 52 weeks prior to the announcement of the proposed transaction. During such period, the trading price of MaxLinear Class A common stock ranged from $6.25 to $10.80.

Exchange Ratio

Based upon the ranges of implied per share values of Entropic common stock and MaxLinear Class A common stock derived in the above analyses, Barclays derived implied exchange ratios of MaxLinear Class A common stock per share of Entropic common stock.

Comparable Company Analysis

As part of its comparable company analysis with respect to each of Entropic and MaxLinear described above, Barclays derived ranges of implied value per share of Entropic common stock and MaxLinear Class A common stock respectively, in each case, calculated on a standalone basis using estimated calendar year 2014 and 2015 revenue and estimated calendar year 2015 and 2016 EBITDA. Utilizing these ranges of implied value per share of Entropic common stock and MaxLinear Class A common stock, Barclays then derived ranges of implied exchange ratios of MaxLinear Class A common stock per share of Entropic common stock. The low end of each range of implied exchange ratios was calculated by dividing (i) the low end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the high end of the range of implied value per share of MaxLinear Class A common stock. The high end of each range of implied exchange ratios was calculated by dividing (i) the high end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the low end of the range of implied value per share of MaxLinear Class A common stock. Barclays then took the average of each range of implied exchange ratio and, based on Barclays’ judgment, added a 20% premium and subtracted a 20% discount to derive the following ranges of implied exchange ratio per share of Entropic common stock:

Implied Exchange Ratio
EV / Revenue CY 2014E	0.2100x – 0.3151x
EV / Revenue CY 2015E	0.1614x – 0.2421x
EV / EBITDA CY 2015E	0.1908x – 0.2862x
EV / EBITDA CY 2016E	0.0649x – 0.0973x

Barclays noted that the exchange ratio to be offered as part of the merger consideration to stockholders of Entropic of 0.2200 of a share of MaxLinear Class A common stock per share of Entropic common stock was (i) above the range of implied exchange ratio calculated based on the comparable company analysis using estimated calendar year 2016 EBITDA and (ii) within the ranges of implied exchange ratios calculated based on the comparable company analysis using estimated calendar years 2014 and 2015 revenue and estimated calendar year 2015 EBITDA.

Discounted Cash Flow Analysis

As part of its discounted cash flow analysis with respect to each of Entropic and MaxLinear described above, Barclays derived ranges of implied value per share of Entropic common stock and MaxLinear Class A common stock respectively. Utilizing these ranges of implied value per share of Entropic common stock and MaxLinear Class A common stock, Barclays then derived a range of implied exchange ratios of MaxLinear Class A common stock per share of Entropic common stock. The low end of the range of implied exchange ratios was calculated by dividing (i) the low end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the high end of the range of implied value per share of MaxLinear Class A common stock. The high end of the range of implied exchange ratios was calculated by dividing (i) the high end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the low end of the range of implied value per share of MaxLinear Class A common stock. Barclays then took the average of the range of implied exchange ratio and added a 20% premium and subtracted a 20% discount to derive the following range of implied exchange ratio per share of Entropic common stock:

Implied Exchange Ratio

0.0790x – 0.1185x

Barclays noted that the exchange ratio to be offered as part of the merger consideration to stockholders of Entropic of 0.2200 of a share of MaxLinear Class A common stock per share of Entropic common stock was above the range of implied exchange ratio calculated based on the discounted cash flow analysis.

Precedent Transaction Analysis

As part of its precedent transaction analysis with respect to Entropic described above, Barclays derived ranges of implied value per share of Entropic common stock calculated on a standalone basis using LTM revenue and FTM revenue. Utilizing these ranges of implied value per share of Entropic common stock, Barclays then derived ranges of implied exchange ratios of MaxLinear Class A common stock per share of Entropic common stock. The low end of each range of implied exchange ratios was calculated by dividing (i) the low end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the high end of the range of implied value per share of MaxLinear Class A common stock on a standalone basis derived from the comparable company analysis described above using unaudited calendar year 2014 revenue (in the case of LTM revenue for Entropic) and using estimated calendar year 2015 revenue (in the case of FTM revenue for Entropic). The high end of each range of implied exchange ratios was calculated by dividing (i) the high end of the range of implied value per share of Entropic common stock less the cash portion of the merger consideration of $1.20 per share of Entropic common stock by (ii) the low end of the range of implied value per share of MaxLinear Class A common stock on a standalone basis derived from the comparable company analysis described above using estimated calendar year 2014 revenue (in the case of LTM revenue for Entropic) and using estimated calendar year 2015 revenue (in the case of FTM revenue for Entropic). Barclays then took the average of each range of implied exchange ratio and added a 20% premium and subtracted a 20% discount to derive the following ranges of implied exchange ratio per share of Entropic common stock:

Implied Exchange Ratio
EV / LTM Revenue	0.2129x – 0.3193x
EV / FTM Revenue	0.1911x – 0.2867x

Barclays noted that the exchange ratio to be offered as part of the merger consideration to stockholders of Entropic of 0.2200 of a share of MaxLinear Class A common stock per share of Entropic common stock was within the ranges of implied exchange ratios calculated based on the precedent transaction analysis using LTM revenue and FTM revenue.

Other Factors

Barclays also noted certain additional factors that were not considered part of Barclays’ financial analyses with respect to its fairness determination but were provided to the Entropic Board of Directors for informational purposes, including among other things the following:

•	Contribution Analysis

Barclays performed a relative contribution analysis of Entropic and MaxLinear in which Barclays reviewed selected estimated future financial information for Entropic and MaxLinear to determine Entropic’s and MaxLinear’s relative contribution to the combined company after the merger taking into account the cash portion of the merger consideration of $1.20 per share of Entropic common stock to be paid by MaxLinear to stockholders of Entropic common stock. Barclays analyzed Entropic’s and MaxLinear’s relative contribution to estimated revenue, estimated gross profit, estimated adjusted operating income and estimated adjusted net income of the combined company for calendar years 2015 and 2016. Financial data of Entropic and MaxLinear were based on estimates provided by the respective managements of Entropic and MaxLinear, respective company filings of Entropic and MaxLinear, and general financial market research. Based on the relative contributions of Entropic and MaxLinear to the combined company calculated in the contribution analysis, Barclays determined implied exchange ratios of MaxLinear Class A common stock per share of Entropic common stock. The following table reflects the results of this analysis:

Implied Exchange Ratio
CY 2015E Revenue	0.399x
CY 2016E Revenue	0.288x
CY 2015E Gross Profit	0.347x
CY 2016E Gross Profit	0.252x
CY 2015E Adjusted Operating Income	0.229x
CY 2016E Adjusted Operating Income	0.045x
CY 2015E Adjusted Net Income	0.329x
CY 2016E Adjusted Net Income	0.080x
Average	0.246x

•	Historical Exchange Ratio Analysis

To provide background and perspective with respect to the historical share prices of Entropic common stock and MaxLinear Class A common stock, Barclays reviewed the daily historical closing share prices of Entropic common stock and MaxLinear Class A common stock for the period from January 31, 2014 to February 2, 2015. Barclays analyzed the ratio of the daily closing share price for

Entropic common stock (adjusted for the cash portion of the merger consideration of $1.20 per share of Entropic common stock to be paid by MaxLinear to the holders of Entropic common stock in the merger) to the corresponding closing share price of MaxLinear Class A common stock during such period. In addition, Barclays reviewed the implied relative exchange ratio of the closing share price for Entropic common stock (adjusted for the cash portion of the merger consideration of $1.20 per share of Entropic common stock to be paid by Maxlinear to the holders of Entropic common stock in the merger) and the closing share price of MaxLinear Class A common stock based on the one-day, one-month average, three-month average, six-month average and one-year average prices, respectively, as of February 2, 2015. The following table reflects the results of this analysis:

Implied Exchange Ratio
February 2, 2015	0.177x
One-Month Average	0.161x
Three-Month Average	0.166x
Six-Month Average	0.174x
One-Year Average	0.219x

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Entropics’s board of directors selected Barclays because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to Entropic in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Entropic has agreed to pay Barclays certain transaction related fees, which are currently estimated to be approximately $5.1 million, of which $500,000 became payable upon the delivery of Barclays’ opinion, and the remainder of which will become payable solely upon the consummation of the proposed transaction. In addition, Entropic has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Entropic and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Entropic in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services: (i) coordinated Entropic’s open-market share repurchase program as part of Entropic’s $30 million stock buy-back initiated in September 2013 and (ii) provided defense advisory services in connection with a potential shareholder activism campaign initiated in September 2013. Barclays has received an aggregate of approximately $90,000 in fees from Entropic for the services performed in the past two years, exclusive of this transaction. Barclays has not provided any investment banking or financial services to MaxLinear during the past two years.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Entropic and MaxLinear for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Unaudited Prospective Financial Information Reviewed by Entropic’s Board of Directors and Entropic’s Financial Advisor

As a matter of course, Entropic does not publicly disclose long-term projections of future financial results other than limited short-term guidance concerning select financial and operating metrics disclosed as part of its quarterly earnings announcements. In connection with its evaluation of the merger, Entropic’s board of directors considered certain unaudited, non-public financial projections with respect to Entropic as a standalone company for each of the years ending December 31, 2015, 2016, 2017, 2018, and 2019 and certain unaudited, non-public financial projections with respect to MaxLinear as a standalone company for each of the years ending December 31, 2015, 2016, and 2017. The above referenced financial projections with respect to Entropic were prepared in January 2015 and provided to Entropic’s financial advisor on January 28, 2015 and the above referenced financial projections with respect to MaxLinear were provided to Entropic’s financial advisor on January 29, 2015. Because the financial projections set forth below were prepared on a standalone basis, they do not give effect to the proposed merger or any synergies expected to result from the acquisition. A summary of these financial projections are set forth below.

The inclusion of the financial projections below should not be deemed an admission or representation by Entropic, MaxLinear, or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such projections. The financial projections included below are not included to influence your views on the merger described in this joint proxy statement/prospectus but solely to provide stockholders access to certain non-public information that was provided to Entropic’s board of directors in connection with its evaluation of the merger and to Entropic’s financial advisor to assist with its financial analyses as described in the section entitled “Opinion of Entropic’s Financial Advisor.” The information from the financial projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Entropic and MaxLinear contained in each company’s respective public filings with the SEC.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of MaxLinear and Entropic nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of MaxLinear and Entropic nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of MaxLinear contained in the Annual Report of MaxLinear on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of MaxLinear. The report of the independent registered public accounting firm of Entropic contained in the Annual Report of Entropic on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Entropic.

The financial projections are in general prepared for internal use and are subjective in many respects. As a result, these financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Entropic and MaxLinear believe their respective assumptions (as set forth below) to be reasonable, all financial projections are inherently uncertain, and Entropic and MaxLinear expect that differences will exist between actual and projected results. Although presented with numerical specificity, the financial projections reflect numerous variables, estimates, and assumptions made by the managements of Entropic or MaxLinear, as applicable, at the time they were prepared, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Entropic’s and MaxLinear’s control. In addition, the financial projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the financial projections will prove accurate or that any of the financial projections will be realized.

The financial projections with respect to Entropic included certain assumptions relating to, among others things, (i) Entropic’s expected growth in product revenues from consumer hardware device manufacturers in each fiscal year ending prior to or on December 31, 2017, primarily driven by revenue from emerging device categories such as MoCA 2.0 enabled Ethernet to Coax adapters, data gateways and over-the-top video streaming devices, and from Entropic’s expansion into additional functionality through the development and introduction of new products; (ii) Entropic’s expected revenue declines in the Direct Broadcast Satellite Outdoor Unit business as a result of the industry transition from Analog to Digital CSS technology and the competitive landscape in Digital CSS; (iii) Entropic’s expected long-term growth in the emerging Ethernet over Coax business supporting Broadband Access deployments; (iv) Entropic’s expected revenue declines in the set-top-box System-on-a-Chip (STB SOC) business as a result of the company’s decision to cease development of future products for that market; (v) Entropic’s expected operating expenses, including the assumption that no additional headcount would be necessary to support ongoing product development, sales and marketing; (vi) an assumed income tax rate of 0% through the forecast horizon; and (vii) assumed interest earned on cash balances of 0.8%. Entropic assumed a blended 5% growth in revenues from all products and 4% growth in expenses for the fiscal year ending December 31, 2018, and 9% revenue growth and 5% expense growth in the year ended December 31, 2019. Furthermore, the financial projections with respect to Entropic contain assumptions regarding the timing of the transition from Analog Channel Switching technology (CSS) to Digital CSS and corresponding declines in connectivity revenues, the timing of the adoption of MoCA in emerging device categories and in broadband access applications, if at all, and the timing of the ending of STB SOC revenue streams. Additionally, in preparing such financial projections Entropic management assumed that revenue growth for the fiscal years ending December 31, 2018 and December 31, 2019 would come primarily from growth in the emerging product categories but also assumed that such revenue would be offset by continued erosion in the STB SOC business. Because of the evolving nature of consumer hardware technology and potential availability of replacement technologies, there is substantial uncertainty as to the timing of new technology deployment and the ability of Entropic to launch new products that gain customer acceptance and compete effectively. Entropic did not risk adjust any of the assumptions or projections based upon probability of success in launching new products or maintaining revenue for legacy products. The financial projections with respect to MaxLinear included the assumptions discussed under the section entitled “Certain Unaudited Prospective Financial Information Reviewed by MaxLinear’s Board of Directors and MaxLinear’s Financial Advisor” above.

The financial projections are subject to many risks and uncertainties and you are urged to review (i) the section entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus for a description of risk factors relating to the merger; (ii) Entropic’s most recent SEC filings for a description of risk factors with respect to Entropic’s businesses and (iii) MaxLinear’s most recent SEC filings for a description of risk factors with respect to MaxLinear’s businesses. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 47 of this joint proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the financial projections.

The inclusion of the financial projections herein should not be regarded as an indication that Entropic, MaxLinear, or any of their respective affiliates or representatives considered or consider the financial projections to be necessarily indicative of actual future events, and the financial projections should not be relied upon as such. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Neither Entropic nor MaxLinear intends to, and each disclaims any obligation to, update, correct, or otherwise revise the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the financial projections are shown to be in error. Furthermore, the financial projections do not take into account the effect of any failure of the merger to be consummated and should not be viewed as accurate or continuing in that context.

The financial projections set forth below include earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT), which are non-GAAP measures. The operating expenses included in EBITDA and EBIT exclude share-based compensation expense, amortization of purchased intangibles, and other one-time expenses that would be included in operating expenses under GAAP. Additionally, as part of the financial projections, Entropic’s management calculated unlevered free cash flow, which is a non-GAAP measure defined as unlevered net income, plus depreciation and amortization expense, less capital expenditures, and plus or minus, as applicable, net changes in working capital. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. Entropic believes that there is a degree of volatility with respect to certain GAAP measures, and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Entropic from providing accurate forecasted non-GAAP reconciliations.

In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the financial projections.

The following table presents selected summary Entropic financial projections prepared by Entropic management and made available to the Entropic board of directors and Entropic’s financial advisor. The financial information set forth in the line items for revenues, depreciation and amortization, EBIT, taxes, and capital expenditures were prepared by Entropic management. The financial information set forth in the line items for EBITDA, unlevered net income, change in working capital, and free cash flow were extrapolated by Entropic’s management, in consultation with Barclays.

	2015E	2016E	2017E	2018E	2019E
	(in millions)
Revenues	$180.4	$166.7	$163.4	$171.3	$185.9
EBITDA	$17.6	$8.9	$6.9	$13.2	$22.9
Less: Depreciation and Amortization	5.3	3.9	3.9	4.5	5.4

EBIT	$12.3	$5.0	$3.0	$8.7	$17.5
Taxes	0.4	0.4	0.4	0.4	0.4

Unlevered Net Income	$11.9	$4.6	$2.6	$8.3	$17.1
Depreciation and Amortization	5.3	3.9	3.9	4.5	5.4
Capital Expenditures	(2.0)	(2.0)	(4.0)	(4.0)	(4.0)
Change in Working Capital(1)	(9.9)	(0.8)	(0.1)	(3.1)	(3.0)

Unlevered Free Cash Flow	$5.3	$5.7	$2.4	$5.7	$15.4

(1)	For each applicable period, calculated based on the sum of changes in operating assets and liabilities for such period, as set forth in the consolidated statement of cash flows included in the Entropic financial projections.

The following table presents selected summary financial projections with respect to MaxLinear made available to the Entropic board of directors and Entropic’s financial advisor. The financial information set forth in the line items for revenues, depreciation and amortization, EBIT, taxes, capital expenditures, and purchases of IP were prepared by MaxLinear management. The financial information set forth in the line items for EBITDA, change in working capital, unlevered net income, and unlevered free cash flow were extrapolated by Entropic management, in consultation with Barclays, from financial statements prepared by MaxLinear management.

	2015E	2016E	2017E
	(in millions)
Revenues	$151.0	$192.1	$269.3
EBITDA	$22.9	$35.3	$75.2
Less: Depreciation and Amortization	5.2	3.8	3.5

EBIT	$17.7	$31.5	$71.7
Taxes	0.6	0.6	1.1

Unlevered Net Income	$17.1	$30.9	$70.7
Depreciation and Amortization	5.2	3.8	3.5
Capital Expenditures	(4.0)	(4.8)	(6.0)
Change in Working Capital(1)	(5.6)	(1.9)	(8.3)

Unlevered Free Cash Flow	$12.7	$28.0	$59.9

(1)	For each applicable period, calculated based on the sum of changes in operating assets and liabilities for such period, as set forth in the consolidated statement of cash flows included in the MaxLinear financial projections.

After the merger was publicly announced, Entropic and Barclays became aware that the financial projections provided by MaxLinear for purposes of completing the calculation of the unlevered free cash flow of MaxLinear as set forth in the above table contained certain errors. Such errors were the result of an incorrect formula in the spreadsheet used to calculate projected cash flows and did not arise from any errors or inaccuracies in the underlying data or assumptions used to calculate the projections, including assumptions with respect to revenue, gross margins or otherwise. Such errors resulted in the misstatement of the projections set forth in the line items in the above table titled depreciation and amortization, capital expenditures, change in working capital and unlevered free cash flow. When the corrected financial projections set forth in the following table are used, such line items with respect to MaxLinear equal the following:

	2015E	2016E	2017E
	(in millions)
Depreciation and Amortization	5.2	3.5	3.4
Capital Expenditures	(4.0)	(6.0)	(4.0)
Change in Working Capital	(5.6)	(4.7)	(16.5)

Unlevered Free Cash Flow	$12.7	$23.7	$53.6

Interests of the Directors and Executive Officers of MaxLinear in the Merger

Other than continuing roles as executive officers and/or directors, as applicable, of MaxLinear after the effective time of the merger, the members of MaxLinear’s executive management team and board of directors do not have any interests in the merger that are different from, or in addition to, the interests of MaxLinear stockholders generally.

MaxLinear Executive Compensation Payable in Connection with the Merger

As indicated by the following table which sets forth the information required by Item 402(t) of Regulation S-K promulgated by the Securities and Exchange Commission in this joint proxy statement/prospectus, none of

MaxLinear’s named executive officers for fiscal 2014, will receive compensation that is based on, or that otherwise relates to, the merger.

Golden Parachute Compensation

Executive	Cash ($)	Equity ($)	Pension / NQDC ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Kishore Seendripu, Ph.D.	0	0	0	0	0	0	0
Adam C. Spice	0	0	0	0	0	0	0
Brian J. Sprague	0	0	0	0	0	0	0
Madhukar Reddy, Ph.D.	0	0	0	0	0	0	0
Curtis Ling, Ph.D.	0	0	0	0	0	0	0
Michael J. LaChance	0	0	0	0	0	0	0

Interests of the Directors and Executive Officers of Entropic in the Merger

In considering the recommendation of Entropic’s board of directors with respect to the merger, you should be aware that some of Entropic’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Entropic’s stockholders generally. These interests may present them actual or potential conflicts of interest, and these interests, to the extent material, are described below in the section entitled “Interests of the Directors and Executive Officers of Entropic in the Merger” beginning on page 124 of this joint proxy statement/prospectus.

Accounting Treatment of the Transaction

MaxLinear will account for the acquisition pursuant to the merger agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (referred to in this joint proxy statement/prospectus as GAAP). MaxLinear will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transactions. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma combined financial statements is based on preliminary estimates using assumptions MaxLinear management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

Material U.S. Federal Income Tax Consequences of the Transaction

The following summary discusses the material U.S. federal income tax consequences of the merger together with the subsequent merger (collectively referred to as the integrated merger), to Entropic stockholders who are U.S. persons (as defined below). The following discussion is based on existing provisions of the Code, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

This summary does not discuss all U.S. federal income tax considerations that may be relevant to a particular stockholder in light of his or her personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including:

•	dealers in securities or foreign currencies;

•	Entropic stockholders who are not U.S. persons (as defined below);

•	tax-exempt organizations;

•	stockholders who have a functional currency other than the U.S. dollar;

•	financial institutions or insurance companies;

•	stockholders who acquired Entropic common stock in connection with stock option or stock purchase plans or in other compensatory transactions;

•	stockholders holding their stock as “qualified small business stock” pursuant to Section 1202 of the Code or as Section 1244 stock for purposes of the Code;

•	stockholders exercising appraisal or dissenters’ rights; or

•	stockholders who hold Entropic common stock as part of an integrated investment, including a “straddle,” comprised of shares of Entropic common stock and one or more other positions.

If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds Entropic common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding Entropic common stock, the holder should consult its tax advisors. This discussion assumes that Entropic stockholders hold their shares of Entropic common stock as capital assets within the meaning of Section 1221 of the Code (generally, as property held as an investment). In addition, this summary does not address the tax consequences of the integrated merger under non-U.S., state or local tax laws or any non-income tax laws (such as estate and gift tax laws). It also does not consider the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

As used in this discussion, the term “U.S. person” means a beneficial owner of Entropic common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Accordingly, Entropic stockholders should consult their tax advisors as to the specific tax consequences of the integrated merger, including any applicable federal, state, local, non-U.S. and non-income tax consequences.

Based on factual representations contained in letters provided by MaxLinear and Entropic, and on certain customary factual assumptions, all of which must continue to be true and accurate as of the effective time of the merger, in the opinions of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to MaxLinear, and Cooley LLP, counsel to Entropic, the integrated merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the following material U.S. federal income tax consequences will result from such qualification:

•

An Entropic stockholder will recognize gain, but not loss, upon the exchange of Entropic common stock for MaxLinear Class A common stock and cash in the integrated merger equal to the lesser of (i) the amount of cash received by the Entropic stockholder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the Entropic stockholder over the Entropic stockholder’s tax basis in the Entropic common stock exchanged. The “amount realized” by the Entropic stockholder will equal the sum of the fair market value of the MaxLinear Class A common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the Entropic stockholder;

•	The aggregate tax basis of MaxLinear Class A common stock received by an Entropic stockholder in the integrated merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in Entropic common stock surrendered in the integrated merger, reduced by the amount of cash the Entropic stockholder received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the Entropic stockholder recognizes (excluding any gain or loss from the deemed receipt and redemption of fractional shares described below);

•	An Entropic stockholder receiving cash in the integrated merger in lieu of a fractional share of MaxLinear Class A common stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by MaxLinear for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received; and

•	The holding period of MaxLinear Class A common stock received by an Entropic stockholder in the integrated merger will include the holding period of the Entropic common stock held by such Entropic stockholder.

Any gain or loss recognized by an Entropic stockholder will generally be long-term capital gain or loss if the stockholder’s holding period for the Entropic common stock is more than a year at the time of the integrated merger. Individuals are eligible for reduced rates of taxation with respect to long-term capital gains. It is possible, however, that an Entropic stockholder would instead be required to treat all or part of such gain as dividend income if it had the effect of a distribution of a dividend (a “dividend equivalent transaction”). The parties believe that a stockholder with relatively minimal stock interest in MaxLinear and Entropic that suffers a reduction in its proportionate interest in MaxLinear will not be regarded as having participated in a dividend equivalent transaction, but because the potential for dividend equivalent transaction treatment depends on an Entropic stockholder’s individual circumstances, Entropic stockholders should consult their own tax advisors as to the possibility that all or a portion of any cash received in exchange for their Entropic common stock may be treated as a dividend and the consequences thereof.

For an Entropic stockholder who acquired different blocks of Entropic common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the integrated merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If an Entropic stockholder has differing bases or holding periods in respect of shares of Entropic common stock, the Entropic stockholder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of MaxLinear Class A common stock received in the integrated merger.

Neither MaxLinear nor Entropic will recognize any gain or loss as a result of the integrated merger.

It is a condition to the closing of the merger that each of MaxLinear and Entropic receive an opinion from legal counsel to the effect that the integrated merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. If either MaxLinear or Entropic waives this opinion condition after the registration statement of which this joint proxy statement/prospectus is a part is declared effective by the SEC, and the change in tax consequences is material, MaxLinear and Entropic will undertake to recirculate and re-solicit stockholders of Entropic if the condition is waived by either party and the change in tax consequences is material. Such tax opinions will be based on representations of MaxLinear and Entropic and certain assumptions set forth in the opinions. Neither MaxLinear nor Entropic will seek a ruling from the Internal Revenue Service (referred to as the IRS) that the integrated merger qualifies as a tax-free reorganization, and the tax opinions will not be binding on the IRS or a court, which may adopt a contrary position. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth herein. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the integrated merger could be adversely affected.

If the integrated merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, the integrated merger will be treated as a taxable transaction for U.S. federal income tax purposes.

Reporting

Entropic stockholders who owned at least five percent (by vote or value) of the total outstanding stock of Entropic or Entropic stock with a tax basis of $1 million or more are required to attach a statement to their tax returns for the year in which the integrated merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the stockholder’s tax basis in the stockholder’s Entropic common stock and the fair market value of such stock.

Information Reporting and Backup Withholding

Certain stockholders may be subject to information reporting and backup withholding with respect to cash received in the integrated merger unless the stockholder comes within certain exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such stockholder’s U.S. federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the integrated merger. The tax consequences of the integrated merger to an Entropic stockholder will depend upon the facts of the stockholder’s particular situation. Because individual circumstances may differ, Entropic stockholders are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the integrated merger, including the application of state, local, non-U.S. and non-income tax laws.

Regulatory Filings and Approvals Required to Complete the Merger

The merger is subject to review by the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Under this statute, MaxLinear and Entropic are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the merger. Each of MaxLinear and Entropic completed the initial Hart-Scott-Rodino filing on February 18, 2015. The waiting period under the HSR Act was terminated by the United States Federal Trade Commission on February 26, 2015.

In addition, after the statutory waiting period has been terminated, and even after completion of the merger, either the Antitrust Division of the United States Department of Justice, the Federal Trade Commission, or other governmental authorities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. MaxLinear and Entropic cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, MaxLinear and/or Entropic will prevail.

Appraisal Rights

Under Delaware law, MaxLinear stockholders are not entitled to appraisal rights in connection with the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement. It is anticipated that shares of MaxLinear Class A common stock will continue to be traded on the NYSE during the pendency of and following the effectiveness of the merger, and MaxLinear’s corporate status will not change because the merger is being consummated between its subsidiaries and Entropic.

Entropic stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (DGCL) provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights and how to perfect your appraisal rights, see the section entitled “Appraisal Rights of Entropic Stockholders” beginning on page 187 of this joint proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex D to this joint proxy statement/prospectus. Failure to comply with Section  262 of the DGCL will result in your waiver of, and inability to exercise, appraisal rights.

Litigation Relating to the Merger

The Delaware Actions

Beginning on February 9, 2015, eleven stockholder class action complaints (captioned Langholz v. Entropic Communications, Inc., et al., C.A. No. 10631-VCP (filed Feb. 9, 2015); Tomblin v. Entropic Communications, Inc., C.A. No. 10632-VCP (filed Feb. 9, 2015); Crill v. Entropic Communications, Inc., et al., C.A. No. 10640-VCP (filed Feb. 11, 2015); Wohl v. Entropic Communications, Inc., et al., C.A. No. 10644-VCP (filed Feb. 11, 2015); Parshall v. Entropic Communications, Inc., et al., C.A. No. 10652-VCP (filed Feb. 12, 2015); Saggar v. Padval, et al., C.A. No. 10661-VCP (filed Feb. 13, 2015); Iyer v. Tewksbury, et al., C.A. No. 10665-VCP (filed Feb. 13, 2015); Respler v. Entropic Communications, Inc., et al., C.A. No. 10669-VCP (filed Feb. 17, 2015); Gal v. Entropic Communications, Inc., et al., C.A. No. 10671-VCP (filed Feb. 17, 2015); Werbowsky v. Padval, et al., C.A. No. 10673-VCP (filed Feb. 18, 2015); and Agosti v. Entropic Communications, Inc., C.A. No. 10676-VCP (filed Feb. 18, 2015)) were filed in the Court of Chancery of the State of Delaware on behalf of a putative class of Entropic Communications, Inc. stockholders. The complaints name Entropic, the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that Entropic, MaxLinear, and/or the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order declaring the merger agreement unlawful and unenforceable, in the event that the proposed transaction is consummated, an order rescinding it and setting it aside or awarding rescissory damages to the class, imposition of a constructive trust, damages, and/or attorneys’ fees and costs.

The California State Court Actions

Beginning on February 10, 2015, two stockholder class action complaints (captioned Krasinski v. Entropic Communications, Inc., et al., Case No. 37-2015-00004613-CU-SL-CTL (filed Feb. 10, 2015); and Khoury v. Entropic Communications, Inc., et al., Case No. 37-2015-00004737-CU-SL-CTL (filed Feb. 11, 2015)) were filed in the Superior Court of the State of California County of San Diego on behalf of a putative class of Entropic stockholders. The complaints name Entropic, the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that MaxLinear and the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order rescinding, to the extent already implemented, the proposed transaction or any of its terms, and awarding plaintiffs costs, including attorneys’ and experts’ fees.

On March 16, 2015, the court entered an order granting the plaintiff’s request to dismiss the Khoury action without prejudice. On March 19, 2015, the court entered an order granting the plaintiff’s request to dismiss the Krasinski action without prejudice.

The California Federal Court Actions

Beginning on February 25, 2015, two stockholder complaints (captioned Badolato v. MaxLinear, Inc., et al., Case No. 15-cv-0426-BAS (filed Feb. 25, 2015); and Mouw v. MaxLinear, Inc., et al., Case No. 15-cv-0464-WQH (filed Mar. 2, 2015)) were filed in the United States District Court for the Southern District of California on behalf of a putative class of Entropic stockholders and, derivatively, on behalf of Entropic. The complaints name the board of directors of Entropic, MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC as defendants, and name Entropic as a nominal party. The complaints generally allege that, in connection with the proposed acquisition of Entropic by MaxLinear, the individual defendants breached their fiduciary duties to Entropic stockholders by, among other things, purportedly failing to take steps to maximize the value of Entropic to its stockholders and agreeing to allegedly preclusive deal protection devices in the merger agreement. The complaints further allege that MaxLinear and the merger subsidiaries aided and abetted the individual defendants in the alleged breaches of their fiduciary duties. The complaints seek, among other things, an order enjoining the defendants from consummating the proposed transaction, an order rescinding, to the extent already implemented, the proposed transaction or any of its terms, and awarding plaintiffs costs, including attorneys’ and experts’ fees. On March 6, 2015, Entropic and the individual defendants in the Badolato action filed a motion to dismiss the complaint for forum non conveniens because Entropic’s bylaws contain a mandatory forum selection clause mandating that shareholder actions, such as this, be brought in state court in Delaware.

Delisting and Deregistration of Entropic Common Stock After the Merger

Following the effective time of the merger, Entropic common stock will be delisted from the Nasdaq Capital Market and deregistered under the Securities Exchange Act of 1934.

Registration of Shares of MaxLinear Class A Common Stock Received in the Merger

The shares of MaxLinear Class A common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable. The resale restrictions in Rule 145(d) that could be applicable to persons specified in Rule 145(c) are not applicable to persons receiving stock in the merger.

INTERESTS OF THE DIRECTORS AND EXECUTIVE OFFICERS OF ENTROPIC IN THE MERGER

In considering the recommendation of Entropic’s board of directors with respect to the merger, you should be aware that some of Entropic’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Entropic’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below. Entropic’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger.

Potential Payments upon Termination or Change in Control

Named Executive Officers

Amended and restated executive employment agreement with Patrick Henry

On November 6, 2014, Entropic terminated Patrick Henry, Entropic’s then-chief executive officer, without cause, effective November 10, 2014. Under the terms of Mr. Henry’s amended and restated executive employment agreement with Entropic, Mr. Henry, following his execution of a full general release of all claims against Entropic, received (i) cash severance equal to 12 months of base salary paid in a lump sum, (ii) accelerated vesting of 50 percent of all his unvested stock options and restricted stock units, (iii) payment of premiums for medical, dental and vision benefits for 12 months after termination, and (iv) an extension of the post-termination exercise period of each vested stock option held by Mr. Henry until the earliest of (a) one year following the date of Mr. Henry’s termination or (b) the original maximum contractual term of such option.

Under the terms of Mr. Henry’s amended and restated executive employment agreement with Entropic, in the event Mr. Henry’s termination date is within four and one-half months before the effective date of the merger, his cash severance will be increased to 18 months of base salary and his accelerated vesting will cover all unvested stock options and other eligible equity awards. Regardless of when the merger closes, because Mr. Henry is not a continuing service provider, his outstanding stock options will not be assumed by MaxLinear. Consistent with the terms set forth in Mr. Henry’s original option agreements and the Entropic equity plan under which Mr. Henry’s stock options were issued, the contractual term of Mr. Henry’s options will end upon the closing of the merger and all such options will be terminated at the effective time of the merger. As a result, Mr. Henry must exercise his stock options prior to the effective time of the merger in order to receive any merger consideration associated with such options.

Amended and Restated Change of Control Agreements

In 2014, Entropic entered into an amended and restated change of control agreement with each of Entropic’s named executive officers, other than Patrick Henry, which supersedes in its entirety such executive’s previous change in control agreement with Entropic. Under the terms of each named executive officer’s amended and restated change of control agreement, such named executive officer is entitled to receive the following compensation in the event of: (i) a termination without cause, (ii) resignation for good reason or (iii) a termination due to death or disability, all within one year following a change of control, conditioned upon his execution of a full general release of all claims against Entropic and continued compliance with all surviving provisions of any confidentiality or proprietary information agreement signed by the executive:

•	A lump sum payment equal to 12 months of base salary;

•	Full acceleration of vesting of all unvested stock options, restricted stock units and other equity awards that would otherwise vest based on continued service with Entropic, except for performance stock units, which are subject to specific terms and conditions under a change of control; and

•	Payment of COBRA premiums for 12 months by Entropic provided that the executive elects and continues to remain eligible for COBRA coverage.

David Lyle Change in Control Bonus

In October 2014, Entropic entered into a letter agreement with David Lyle, Entropic’s Chief Financial Officer, under which he will be paid a bonus in the amount of $300,000 on September 15, 2015 as long as he does not voluntarily terminate his employment before then, provided that if his employment is involuntarily terminated without cause or there is a change of control of Entropic, then the cash bonus will become payable immediately upon such event.

Charles Lesko Change in Control Bonus

Entropic is expected to enter into a retention bonus agreement with Charles Lesko, Entropic’s Senior Vice President of Sales, under which he will receive a $100,000 bonus following the effective date of a change in control provided that such change of control occurs before December 31, 2015 and subject to his continued employment through the change of control date, conditioned on his execution of a full release of all claims against Entropic within the five days preceding the effective date of the change in control.

Lance Bridges Change in Control Bonus

In January 2015, Entropic entered into a retention bonus agreement with Lance Bridges, Entropic’s Senior Vice President and General Counsel, under which he will receive a $200,000 bonus within 10 days following the effective date of a change in control provided that such change of control occurs before January 19, 2016 and subject to his continued employment through the change of control date, conditioned on his execution of a full release of all claims against Entropic within the five days preceding the effective date of the change in control.

Better After-Tax Provision

Each named executive officer’s change of control agreement and David Lyle’s letter agreement contains a “better after-tax” provision, which provides that if any of the payments to the executive constitutes a parachute payment under Section 280G of the Code, the payments will be either (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

Performance Stock Units Awards

On May 14, 2014, Entropic’s compensation committee granted performance stock units to Entropic’s executive officers under Entropic’s 2014 performance stock unit plan. Unlike restricted stock units, where the vesting is strictly time-based, performance stock units are a form of restricted stock unit which requires certain performance criteria to be met to earn any portion of an award. Like restricted stock units, performance stock units entitle the holder to receive shares of Entropic’s common stock at the time of vesting, without the payment of an exercise price or other cash consideration. Entropic’s named executive officers, who are employed by Entropic as of January 31, 2015, are currently the only holders of performance stock units.

Performance stock unit vesting is based on relative total stockholder return, or RTSR, which is determined by the performance of Entropic’s stock price over a three year period (with two interim measurement periods) as compared to the performance of a semiconductor industry peer group. Under the 2014 performance stock unit plan, there are three performance periods: the first interim measurement period, the second interim measurement period, and the final measurement period. All measurement periods begin February 15, 2014; the first interim measurement period ends February 14, 2015; the second interim measurement period ends February 14, 2016 and the final measurement period ends February 14, 2017. The ending dates for each measurement period is a measurement date.

None of the performance stock units granted in 2014 have vested. The first interim measurement date to determine if any of the performance stock units vest was February 14, 2015 and the performance requirement necessary to allow any performance stock units to vest on the first interim measurement date was not met. As of the effective time of the merger, the compensation committee will calculate the RTSR for purposes of determining the number of performance stock units that become eligible to vest with respect to the second interim measurement period and the final measurement period. For purposes of making such calculation, the ending stock price will be measured as the average closing price for the 60 trading days immediately prior to the effective time of the merger. Following the determination of the RTSR, the compensation committee will use the corresponding total shareholder return multiplier to determine the number of performance stock units that become eligible to vest with respect to the second interim measurement period and the final measurement period (referred to as the Eligible RSUs) in accordance with the restricted stock unit agreement as if that multiplier were applied on the second interim and final measurement dates, respectively. The number of performance stock units that become Eligible RSUs with respect to the second interim measurement date will vest on the second interim measurement date, and the number of performance stock units that become Eligible RSUs with respect to the final measurement period will vest on the final measurement date, in each case subject to the executive’s continuous service with Entropic through the relevant vesting date; provided, however, that in the event an executive’s continuous service is terminated due to a qualified termination, all unvested Eligible RSUs as of such date will immediately vest in full, subject to the executive executing a separation agreement and release of claims in a form reasonably acceptable to MaxLinear that becomes effective and irrevocable within 60 days of such termination. Any outstanding performance stock units that do not become Eligible RSUs as of the effective time of the merger will terminate for no consideration and will not be assumed in connection with the merger.

Executive Officers Other than the Named Executive Officers

Change of Control Agreements

In September 2014, Entropic entered into a change of control agreement with each of Alizera Servati, Entropic’s Vice President of Marketing, and Dale Hancock, Entropic’s Vice President of Engineering. Under the terms of each executive’s change of control agreement, such executive is entitled to receive the following compensation in the event of: (i) a termination without cause, (ii) resignation for good reason, or (iii) a termination due to death or disability, all within one year following a change of control, conditioned upon his execution of a full general release of all claims against Entropic and continued compliance with all surviving provisions of any confidentiality or proprietary information agreement signed by the executive:

•	A lump sum payment equal to 6 months of base salary;

•	Accelerated vesting of stock options and restricted stock units that would have vested during the 12 months following the termination date; and

•	Payment of COBRA premiums for 6 months by Entropic provided that the executive elects and continues to remain eligible for these benefits under COBRA.

These severance payments are considered double trigger because such payments are payable upon a qualifying termination of employment that occurs in connection with a change in control.

Better After-Tax Provision

Each executive’s change of control agreement contains a “better after-tax” provision, which provides that if any of the payments to the executive constitutes a parachute payment under Section 280G of the Code, the payments will be either (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

Severance Agreement

In January 2015, Entropic entered into a letter agreement with Chris Stewart, Entropic’s Vice President of Finance, which provides for a lump sum payment equal to 6 months of base salary, if he is terminated on or before December 31, 2015 without cause and as a result of a change in control, and contingent upon execution of a release of claims.

2014 Performance Bonus

In 2015, Entropic’s compensation committee determined that Alizera Servati and Shannon Catalano, Entropic’s Vice President of Accounting and Chief Accounting Officer, will each be paid a performance bonus in the amount of $150,000 and $51,000, respectively, pursuant to meeting certain individual performance goals for the 2014 fiscal year and contingent upon execution of a release of claims. Each executive will be paid his or her bonus in April 2015. In both cases, if the executive voluntarily terminates his or her employment or is terminated for cause prior to June 30, 2015, such executive will be required to repay the full amount of his or her bonus to Entropic, provided however, that in the event that the merger becomes effective, Entropic’s right to any such repayment will lapse. Each executive is expected to enter into a letter agreement with Entropic, which provides for such terms, and such letter agreement will supercede any other bonus agreement that the executive has entered into.

2015 Retention Plan

In connection with the merger, in March 2015 Entropic adopted the 2015 Retention Plan under which certain Entropic employees, including certain executive officers, who do not otherwise have contractual retention arrangements, received a grant of restricted stock units covering no more than 15,000 shares of Entropic’s common stock for any participant in such plan. Such restricted stock units will fully vest on September 30, 2015, subject to the employee’s continued active employment through the vesting date. In the event the employee is involuntarily terminated without cause prior to September 30, 2015, and subject to the employee executing a separation agreement and release of claims in a form reasonably acceptable to MaxLinear that becomes effective and irrevocable within 60 days of such termination, vesting will accelerate as of the date of termination and all shares will be issued in settlement of such restricted stock units on the 20th of the month following the date of termination or the next trading day if the 20th is on a non-trading day. All 2015 Retention Plan grants of restricted stock units will be made pursuant to Entropic’s 2007 Equity Incentive Plan and its standard form of restricted stock unit award agreement. Dale Hancock and Chris Stewart are entitled to receive 12,000 and 11,500 restricted stock units, respectively, under the 2015 Retention Plan. None of Entropic’s named executive officers are entitled to such restricted stock units under the 2015 Retention Plan.

2015 Management Bonus Plan

In March 2015, Entropic’s Compensation Committee approved the 2015 Management Bonus Plan. All of Entropic’s executive officers except for Theodore Tewksbury, Ph.D., David Lyle and Alizera Servati are eligible to participate in the 2015 Management Bonus Plan. Consistent with prior practice, the 2015 Management Bonus Plan performance criteria are based upon revenue and operating income metrics. Subject to attainment of the applicable performance goals and continued employment through the issuance date, 2015 Management Bonus Plan bonus awards will be paid in the form of fully vested shares of Entropic’s common stock that will be issued under Entropic’s 2007 Equity Incentive Plan within the 60 day period following December 31, 2015 (if the closing of the merger does not occur prior to December 31, 2015). In the event an executive is involuntarily terminated without cause, the 2015 Management Bonus Plan bonus payout will instead be made in cash and at a percentage achieved relative to the target, prorated based on the number of days in the 2015 calendar year for which such executive was so employed prior to the date of such involuntary termination, and such cash payouts will be made within 30 days of the date of termination. The aggregate target cash bonus amount payable under the 2015 Management Bonus Plan will not exceed $2,000,000. Entropic executives with change of control agreements will not be eligible for 2015 Management Bonus Plan bonus awards if they receive change in control benefits under such agreements in connection with the merger. Because Shannon Catalano and Chris Stewart do not have a change of control agreement with Entropic, each executive will receive a pro-rated cash bonus if such executive is terminated without cause following the merger.

Post-Closing Employment of Executive Officers

Under the terms of the merger agreement, Theodore Tewksbury, Ph.D., will serve on the board of MaxLinear following completion of the merger.

None of Entropic’s other executive officers have any agreements or understandings with MaxLinear regarding their employment following the merger.

Entropic Director Compensation Arrangements and Other Interests

Interests of Non-Employee Directors

The non-employee members of Entropic’s board of directors are independent of and have no economic interest or expectancy of an economic interest in MaxLinear or its affiliates, and will not retain an economic interest in the surviving corporation or MaxLinear following the merger.

Acceleration of Stock Awards

The members of Entropic’s board of directors hold stock options that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan and stock options and restricted stock units that were granted under Entropic’s 2007 Equity Incentive Plan and Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy. As described in more detail in the subsection entitled “Treatment of Entropic Equity Awards” below, MaxLinear will not assume any Entropic stock awards held by any non-continuing service providers, and all such awards will be cancelled following the effective time of the merger for no consideration. Consequently, Entropic stock options and restricted stock units that are held by members of Entropic’s current board of directors, other than Theodore Tewksbury, Ph.D. who is continuing on as a director of MaxLinear, will not be assumed as each current board member’s service as a member of Entropic’s board of directors will terminate effective as of the closing of the merger and the stock options held by such individuals must be exercised prior to the effective time of the merger in order to receive any merger consideration. Because Dr. Tewksbury will be appointed to MaxLinear’s board of directors in connection with the completion of the merger, any outstanding stock options and restricted stock units held by Dr. Tewksbury will be assumed by MaxLinear.

Under the terms of each director’s stock option agreement that governs his unvested stock options that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan, such director’s stock options will fully vest in connection with the merger. Therefore, each unvested stock option held by a member of Entropic’s board of directors that was granted to him or her under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan, including Dr. Tewksbury’s stock options, will automatically fully vest prior to the effective time of the merger. Each director, other than Dr. Tewksbury, must exercise his stock options prior to the effective time of the merger in order to receive any merger consideration associated with such stock options. The vesting of Dr. Tewksbury’s stock options that were granted to him under Entropic’s 2007 Equity Incentive Plan will not accelerate upon the effective time of the merger but will accelerate in full if he experiences a qualifying termination of employment following the merger as set forth in his amended and restated change of control agreement.

Under the terms of Entropic’s 2007 Equity Incentive Plan, stock awards which will not be assumed in connection with the merger that are held by individuals whose continuous service to Entropic has not terminated prior to the effective time of the merger will fully vest prior to the effective time of the merger. Therefore, restricted stock units held by a member of Entropic’s board of directors, other than Dr. Tewksbury, will automatically fully vest prior to the effective time of the merger because such stock awards will not be assumed by MaxLinear and such member’s service will not terminate until the effective time of the merger.

The only unvested restricted stock units that are held by Dr. Tewksbury are subject to his 2014 annual grant which was made on May 14, 2014. Dr. Tewksbury’s restricted stock units will not accelerate in connection with the merger because such stock awards will be assumed by MaxLinear. Under the terms of Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy, if an individual has served as a director for at least nine months following the date of grant but ceases to serve as a director prior to the first anniversary of the date of grant due to such individual’s removal before the completion of such person’s term as a director, such individual’s restricted stock units that were granted pursuant to his annual grant will vest pro rata in proportion to the number of full calendar months following the date of grant that such person served as a director. Dr. Tewksbury’s restricted stock unit award agreement provides that such restricted stock units will continue to vest if he provides continuous service to Entropic or any of its affiliates, which would include MaxLinear. Consequently, under the terms of Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy, Dr. Tewksbury will only be entitled to pro-rata vesting of his restricted stock units upon the effective time of the merger and the remainder of his unvested restricted stock units will fully vest on May 14, 2015, subject to his continuous service with Entropic or its affiliates. In addition, the vesting of Dr. Tewksbury’s restricted stock units will accelerate in full if he experiences a qualifying termination of employment following the merger as set forth in his amended and restated change of control agreement.

Golden Parachute Table

The following table and the related footnotes present information about the compensation payable to the named executive officers of Entropic in connection with the merger. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer of Entropic that is based on or otherwise relates to the merger. The table entitled “Golden Parachute Compensation” discloses all golden parachute compensation, and does not include any arrangements previously disclosed and subject to a stockholder advisory vote under section 14A(a)(1) of the Exchange Act. Such compensation is subject to a nonbinding advisory vote of the stockholders of Entropic at the Entropic special meeting, as described in this joint proxy statement/prospectus under “Advisory Vote to Approve Merger—Related Compensation for Entropic’s Named Executive Officers.”

The cash severance and perquisites/benefits disclosure provided by the table are quantified assuming that the merger closed on January 31, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus, and that each individual’s service was terminated without cause, resigned with good reason or was terminated due to death or disability, on January 31, 2015. The severance amounts and benefits listed in the table would be payable in connection with the merger only if such a qualified termination of employment actually occurs. The equity disclosure provided in this table is quantified assuming that the merger closed on January 31, 2015 and that the exercise price of each named executive officer’s stock options exceeds $2.976 per share, the average closing market price of Entropic’s common stock over the first five business days following February 3, 2015, the date of the first announcement of the merger. None of Entropic’s named executive officers are entitled to any pension or non-qualified deferred compensation benefits enhancements, or any other form of compensation that is based on or otherwise related to the merger.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur (including assumptions described in this joint proxy statement/prospectus) or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Regardless of the manner in which a named executive officer’s employment terminates, the executive is entitled to receive amounts already earned and vested during his term of employment.

GOLDEN PARACHUTE COMPENSATION

Name (1)	Cash(2)	Equity(3)	Pension/ NQDC	Perquisites/ Benefits(4)	Tax Reimbursement	Other	Total
Patrick Henry	$250,050	$276,024	—	—	—	—	$526,074
Theodore Tewksbury, Ph.D.	$425,000	$74,139	—	$13,490	—	—	$512,629
David Lyle	$675,000	$485,684	—	$19,691	—	—	$1,180,375
Charles Lesko	$398,000	$191,952	—	$19,691	—	—	$609,643
Lance Bridges	$490,100	$132,879	—	$19,691	—	—	$642,670
F. Matthew Rhodes	$280,000	$171,120	—	$14,959	—	—	$466,079

(1)	Vahid Manian was a named executive officer included in Entropic’s most recent filing under the Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K. Mr. Manian is not included in this Golden Parachute Compensation table because as of January 31, 2015, he is no longer employed by Entropic, and is not receiving any compensatory payments in connection with the merger.
(2)	For Patrick Henry, Entropic’s former president and chief executive officer, the amount in this column represents a lump sum severance payment equal to an additional 6 months of base salary in the event the merger is consummated within four and one-half months of November 10, 2014, the date Mr. Henry’s employment was terminated by Entropic. If the merger is consummated after March 26, 2015, Mr. Henry will not receive these additional benefits. For Theodore Tewksbury, Ph.D., David Lyle, Charles Lesko, Lance Bridges and F. Matthew Rhodes, the amount in this column for each executive represents a lump sum severance payment equal to 12 months of base salary that will be paid to such executive in the event such executive is terminated without cause, resigns with good reason or is terminated due to his death or disability on January 31, 2015. These severance payments are conditioned upon the execution of a full general release of all claims against Entropic and continued compliance with all surviving provisions of any confidentiality or proprietary information agreement signed by the executive and are considered double trigger because such payments are payable upon a qualifying termination of employment that occurs in connection with a change in control which includes a termination of the executive’s employment without cause, a termination by the executive for good reason, or a termination due to executive’s death or disability, and in all cases, such termination occurring within one-year after a change in control (a “qualifying termination”). For Mr. Lyle, the amount in this column also represents a $300,000 bonus payable in a lump sum that would become payable upon (i) his continued employment through September 15, 2015, (ii) a change in control, or (iii) a termination without cause. For Mr. Lesko, the amount in this column also represents a $100,000 bonus that would become payable in a lump sum upon a change in control prior to December 31, 2015, subject to Mr. Lesko’s continued employment through the date of a change of control that occurs prior to December 31, 2015 and Mr. Lesko executing a release of claims. For Mr. Bridges, the amount in this column also represents a $200,000 bonus that would become payable in a lump sum upon a change in control subject to Mr. Bridges’ continued employment through the date of a change of control that occurs prior to January 19, 2016 and Mr. Bridges executing a release of claims. Mr. Lyle, Mr. Lesko and Mr. Bridges’ bonus payment is considered single trigger because the payment of such bonus will automatically occur if the merger is consummated subject to the individual satisfying any conditions described above.
(3)

For each executive, this amount represents the estimated aggregate intrinsic value of the executive’s Entropic stock options and restricted stock units that will or may fully vest in connection with the merger. “Intrinsic value” of the stock options refers to the excess of the average closing market price of Entropic’s common stock over the first five business days following February 3, 2015, the date of the first announcement of the merger, over the exercise price of the shares subject to the Entropic stock options held by the executive that were unvested as of January 31, 2015, multiplied by the number of shares subject to such stock options. “Intrinsic value” of the restricted stock units refers to the average closing market price of Entropic’s common stock over the first five business days following February 3, 2015, the date of the first announcement of the merger, multiplied by the number of restricted stock units held by the executive that were unvested as of January 31, 2015. The acceleration of each executive’s stock awards (other than

Mr. Henry’s stock awards and Dr. Tewksbury’s stock options that were granted in connection with his services as a director of Entropic) is conditioned upon the execution of a full general release of all claims against Entropic and continued compliance with all surviving provisions of any confidentiality or proprietary information agreement signed by the executive and is considered double trigger because such acceleration is contingent on a qualifying termination of employment that occurs in connection with a change in control. For Patrick Henry, Entropic’s former president and chief executive officer, the amount in this column represents an increase to full vesting of his outstanding equity awards in the event the merger is consummated within four and one-half months of November 10, 2014, the date Mr. Henry’s employment was terminated by Entropic. If the merger is consummated after March 26, 2015, Mr. Henry will not receive this additional vesting. Dr. Tewksbury’s stock options that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan will fully vest in connection with the merger under the terms of the stock option agreement that such options were granted pursuant to. The acceleration of such stock options is considered single trigger because such acceleration will automatically occur if the merger is consummated. Under the terms of Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy, Dr. Tewksbury will only be entitled to pro-rata vesting of his restricted stock units if the effective time of the merger occurs within nine months of May 14, 2014. However, Dr. Tewksbury’s restricted stock units will accelerate in full if he experiences a qualifying termination of employment following the merger and satisfies certain other conditions as described above. The “intrinsic value” of Dr. Tewksbury’s restricted stock units as represented in this column assumes that Dr. Tewksbury experienced a qualifying termination of employment. No intrinsic value has been attributed to an executive’s performance stock units because if the value of Entropic’s common stock is assumed to be $2.976 per share, such stock awards will not convert into stock awards that are subject to solely time-based vesting and therefore, will not accelerate in connection with the merger. In addition, because Mr. Henry is not a continuing service provider, his vested stock options will not be assumed by MaxLinear, and all such options will be terminated at the effective time of the merger. Mr. Henry must exercise his stock options prior to the effective time of the merger in order to receive any merger consideration.
(4)	For Theodore Tewksbury, Ph.D., David Lyle, Charles Lesko, Lance Bridges and F. Matthew Rhodes, the amount in this column for each executive represents the estimated amount of 12 months of COBRA premiums will be paid by Entropic in the event such executive is terminated without cause or resigns with good reason on January 31, 2015. These amounts are conditioned upon the execution of a full general release of all claims against Entropic and continued compliance with all surviving provisions of any confidentiality or proprietary information agreement signed by the executive and are considered double trigger because such premiums are payable upon a qualifying termination of employment that occurs in connection with a change in control. Mr. Henry is not entitled to additional COBRA premiums in the event the merger is consummated within four and one-half months of November 10, 2014, the date Mr. Henry’s employment was terminated by Entropic.

Treatment of Entropic Equity Awards

Awards granted under Entropic’s equity incentive plans prior to the date of the merger agreement that are outstanding immediately prior to the effective time of the merger will be treated as follows at the effective time:

•

Each option to purchase shares of Entropic common stock that is held by a continuing service provider (whether or not then vested or exercisable) will be assumed by MaxLinear and converted into an option to acquire a number of shares of MaxLinear Class A common stock equal to the product obtained by multiplying (i) the number of shares of Entropic common stock subject to the applicable option as of immediately prior to the effective time by (ii) the option exchange ratio (as defined below), with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock. The per share exercise price of each assumed option will be equal to the quotient obtained by dividing (x) the per share exercise price at which the assumed option was exercisable immediately prior to the effective time by (y) the option exchange ratio, with the resulting price per share rounded up to the nearest whole cent. The remaining terms and conditions, including, without limitation, the vesting schedule of the assumed options will remain the same. In addition, it is the intention of the parties to the merger agreement that the assumption of the options will be effected in a manner that satisfies the requirements of Section 409A and 424(a) of the Internal Revenue Code, as amended and the Treasury Regulations promulgated thereunder. Each assumed stock option that qualified as an incentive stock option will continue to qualify as an incentive stock option to the extent possible.

•	Each Entropic restricted stock unit that is solely subject to time-based vesting and each Entropic performance stock unit that will convert into awards as of the effective time of the merger that is solely subject to time-based vesting following the closing and that is held by a continuing service provider, will be assumed by MaxLinear and converted into an award to receive a number of shares of MaxLinear Class A common stock equal to the product obtained by multiplying (i) the number of shares of Entropic common stock subject to the applicable award immediately prior to the effective time of the merger by (ii) the option exchange ratio (as defined below), with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock. The remaining terms and conditions of the awards will remain the same. The “option exchange ratio” will equal the sum of (i) 0.2200 of a share of MaxLinear Class A common stock plus (ii) the quotient obtained by dividing $1.20 by the volume weighted average price per share of MaxLinear Class A common stock over the ten most recent trading days ending on the second trading day prior to the effective time of the merger. MaxLinear will not assume any performance-based awards that do not convert into awards as of the effective time that are solely subject to time-based vesting, and such awards will be cancelled following the effective time of the merger for no consideration.

Entropic stock options, restricted stock units and any other awards granted under Entropic’s equity incentive plans that are outstanding immediately prior to the effective time of the merger and are held by any employee, director or consultant of Entropic (including Entropic executive officers and directors), who are not continuing as employees, directors or consultants of Entropic, MaxLinear or their subsidiaries following completion of the merger (collectively referred to as noncontinuing service providers), will not be assumed by MaxLinear and will be cancelled for no consideration and have no further effect following the effective time of the merger. Each such non-continuing service provider must exercise his or her stock options prior to the effective time of the merger in order to become entitled to receive merger consideration.

As described in more detail in the section entitled “Interests of the Directors and Executive Officers of Entropic in the Merger-Potential Payments upon Termination or Change in Control-Named Executive Officers-Amended and restated executive employment agreement with Patrick Henry”, Patrick Henry, Entropic’s then-chief executive officer, was terminated without cause, effective November 10, 2014 and under the terms of Mr. Henry’s amended and restated executive employment agreement with Entropic, in the event Patrick Henry’s termination date is within four and one-half months before the effective date of the merger, all of his unvested stock options and other eligible equity awards will accelerate upon the effective time of the merger. However, regardless of when the merger closes, because Mr. Henry is not a continuing service provider, his outstanding stock options will not be assumed by MaxLinear. Consistent with the terms set forth in Mr. Henry’s original option agreements and the Entropic equity plan under which Mr. Henry’s stock options were issued, the contractual term of Mr. Henry’s options will end upon the closing of the merger and all such options will be terminated at the effective time of the merger. As a result, Mr. Henry must exercise his stock options prior to the effective time of the merger in order to receive any merger consideration associated with such options.

As described in more detail in the section entitled “Interests of the Directors and Executive Officers of Entropic in the Merger-Potential Payments upon Termination or Change in Control-Entropic Director Compensation Arrangements and Other Interests-Acceleration of Stock Awards”, the members of Entropic’s board of directors hold stock options that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan and stock options and restricted stock units that were granted under Entropic’s 2007 Equity Incentive Plan and Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy. Entropic stock options and restricted stock units that are held by members of Entropic’s current board of directors (other than Theodore Tewksbury, Ph.D. who is continuing as a director of MaxLinear following the effective time of the merger and whose options are being assumed by MaxLinear) will not be assumed as such board members’ service as members of Entropic’s board of directors will terminate effective as of the closing of the merger. Stock options held by members of Entropic’s board of directors that were granted under Entropic’s 2007 Non-Employee Directors’ Stock Option Plan, including Dr. Tewksbury’s stock options, will fully accelerate under the terms of each director’s stock agreement. The vesting of Dr. Tewksbury’s stock options that were granted to him under Entropic’s 2007 Equity Incentive Plan will not accelerate upon the effective time of the merger but will accelerate in full if he experiences a qualifying termination of employment following the merger as set forth in his amended and restated change of control agreement. Under the terms of Entropic’s 2007 Equity Incentive Plan, stock awards which will not be assumed in connection with the merger that are held by individuals whose continuous service to Entropic has not terminated prior to the effective time of the merger will fully vest prior to the effective time of the merger. Consequently, restricted stock units held by a member of Entropic’s board of directors, other than Dr. Tewksbury, will automatically fully vest prior to the effective time of the merger because such stock awards will not be assumed by MaxLinear and such member’s service will not terminate until the effective time of the merger.

As described in more detail in the section entitled “Interests of the Directors and Executive Officers of Entropic in the Merger-Potential Payments upon Termination or Change in Control-Entropic Director Compensation Arrangements and Other Interests-Acceleration of Stock Awards”, Dr. Tewksbury’s restricted stock units will not accelerate in connection with the merger because such stock awards will be assumed by MaxLinear and Dr. Tewksbury will only be entitled to pro-rata vesting of his restricted stock units upon the effective time of the merger under the terms of Entropic’s Non-Employee Director Restricted Stock Unit Grant Policy and the remainder of Dr. Tewksbury’s unvested restricted stock units will vest as originally scheduled, subject to his continuous service with Entropic or its affiliates, which includes MaxLinear.

The current offering in progress under Entropic’s 2007 Employee Stock Purchase Plan as of the date of the merger agreement will be the final offering. If the current offering has not ended prior to the effective time of the merger, then Entropic will take all actions necessary such that a date to be determined by Entropic (but prior to the effective time of the merger) will be the last day of such offering. Unless it has earlier terminated, Entropic will take all actions necessary so that the Entropic 2007 Employee Stock Purchase Plan will terminate immediately prior to and effective upon the effective time of the merger. All amounts withheld by Entropic on behalf of the participants in Entropic’s 2007 Employee Stock Purchase Plan that have not been used to purchase Entropic common stock at or prior to the effective time of the merger will be returned to the participants without interest pursuant to the terms of the plan.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

The merger agreement provides that MaxLinear and its subsidiaries will honor and fulfill in all respects the obligations of Entropic and its subsidiaries in any indemnification agreements of Entropic with any of their respective directors, officers or employees in effect immediately prior to the effective time of the merger with respect to acts or omissions prior to the effective time of the merger. The merger agreement also provides that, for a period of six years following the effective time of the merger, the Entropic surviving company will, and MaxLinear will cause the Entropic surviving company and its subsidiaries to, cause their respective certificates of incorporation and by-laws (or other similar organizational documents) to include indemnification and exculpation provisions at least as favorable as the indemnification and exculpation provisions contained in the applicable organizational documents of Entropic and its subsidiaries as of immediately prior to the completion of the merger.

For six years following the effective time of the merger, MaxLinear will maintain the existing policy of Entropic’s directors’ and officers’ liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of Entropic who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement. However, MaxLinear will not be required to expend in any one year an amount in excess of 250% of the annual premium paid by Entropic at the time the merger agreement was signed. In the event the premium exceeds 250% of the annual premium at the time the merger agreement was signed, MaxLinear will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 250% of the annual premium paid by Entropic at the time the merger agreement was signed. Alternatively, MaxLinear or Entropic may, prior to completion of the merger, purchase a six year “tail” prepaid insurance policy on terms and conditions no less advantageous than Entropic’s current director and officer policy.

Board of MaxLinear Following Completion of the Merger

Under the terms of the merger agreement, one of the current Entropic directors, Theodore Tewksbury, Ph.D., will serve on the board of MaxLinear following completion of the merger.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus, and MaxLinear and Entropic encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about MaxLinear or Entropic. Such information can be found elsewhere in this document and in the public filings that MaxLinear and Entropic make with the Securities and Exchange Commission, which is available without charge through the Securities and Exchange Commission’s website at http://www.sec.gov.

The representations and warranties described below and included in the merger agreement were made by each of MaxLinear and Entropic to the other. These representations and warranties were made as of specific dates and are subject to important exceptions, limitations and supplemental information contained in the confidential disclosure letters provided by each of MaxLinear and Entropic to the other in connection with the signing of the merger agreement, including a contractual standard of materiality different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between MaxLinear and Entropic rather than to establish matters as facts. The merger agreement is described in this joint proxy statement/prospectus and included as Annex A only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding MaxLinear, Entropic or their respective businesses. In addition, information concerning the subject matter of these representations and warranties may have changed since the date of the merger agreement. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about MaxLinear or Entropic. MaxLinear and Entropic will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws. Other than as disclosed in this joint proxy statement/prospectus and the documents incorporated herein by reference, as of the date of this joint proxy statement/prospectus, neither MaxLinear nor Entropic is aware of any material facts that are required to be disclosed under the federal securities laws that would contradict the representations and warranties in the merger agreement. The representations and warranties in the merger agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings MaxLinear and Entropic publicly filed with the SEC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings MaxLinear and Entropic make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

The Merger

Under the merger agreement, Excalibur Acquisition Corporation, a wholly-owned subsidiary of MaxLinear (referred to as Merger Sub One), will merge with and into Entropic and Entropic will continue as the surviving corporation (referred to as the merger). As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC, another wholly-owned subsidiary of MaxLinear (referred to as Merger Sub Two), and Merger Sub Two will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear (referred to as the subsequent merger).

Closing and Effective Time of the Merger

MaxLinear and Entropic expect to complete the merger after all of the conditions to completion of the merger contained in the merger agreement, which are described in the section entitled “—Conditions to Obligations to Complete the Merger” beginning on page 151 of this joint proxy statement/prospectus, are satisfied or waived, including, among others, approval by the MaxLinear stockholders of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement and the adoption by the Entropic stockholders of the merger agreement and the transactions contemplated by the merger agreement. The merger will become effective at the time of the filing and acceptance by the Secretary of State of the State of Delaware of the certificate of merger, or such later time as may be agreed in writing by MaxLinear and Entropic and specified in such certificate of merger. As soon as practicable following the effective time of the merger, the subsequent merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware.

Treatment of Securities

Entropic Common Stock

Upon completion of the merger, each share of Entropic common stock outstanding immediately prior to the effective time of the merger will be canceled and extinguished and automatically converted into the right to receive (i) $1.20 in cash, without interest, (ii) 0.2200 of a share of MaxLinear Class A common stock, and (iii) cash payable in lieu of any fractional shares as described in the section entitled “Fractional Shares” below. Upon completion of the merger, MaxLinear also will assume certain outstanding options to purchase Entropic common stock, Entropic restricted stock units and Entropic performance stock units. For more information see the section entitled “—Treatment of Entropic Equity Awards” beginning on page 137 of this joint proxy statement/prospectus.

The stock portion of the merger consideration (i.e., 0.2200 of a share of MaxLinear Class A common stock for each share of Entropic common stock) will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into MaxLinear common stock or Entropic common stock), reorganization, recapitalization, reclassification or other like change with respect to MaxLinear Class A common stock or Entropic common stock having a record date on or after the date of the merger agreement and prior to the effective time of the merger.

Each share of Entropic common stock that is owned by MaxLinear, Merger Sub One, Merger Sub Two, or Entropic, or by any direct or indirect wholly-owned subsidiary of MaxLinear, Merger Sub One, Merger Sub Two, or Entropic, in each case immediately prior to the effective time of the merger, will be canceled and extinguished without being converted into MaxLinear Class A common stock and without any other consideration paid for such shares.

Fractional Shares

MaxLinear will not issue any fractional shares of MaxLinear Class A common stock pursuant to the terms of the merger agreement. Instead, each record holder of Entropic common stock who would otherwise be entitled to receive a fraction of a share of MaxLinear Class A common stock will receive (after aggregating all fractional shares of MaxLinear Class A common stock that otherwise would be received by such holder of record) an amount of cash (rounded down to the nearest whole cent), without interest, equal to the amount obtained by multiplying such fraction of a share by the closing sale price for one share of MaxLinear Class A common stock on the trading day ending on the business day immediately preceding the closing date of the merger, as reported on the New York Stock Exchange.

Appraisal Rights

Holders of Entropic common stock will be entitled to appraisal rights under Delaware law and to obtain payment in cash for the judicially-determined fair value of their shares of Entropic common stock in connection with the merger agreement if the merger is consummated and provided that the holders follow the requirements of Delaware law. If any such holder fails to perfect or waives, withdraws or loses the right to appraisal under Delaware law or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided thereunder, then (i) such shares of Entropic common stock that were subject to the appraisal (appraisal shares) will cease to constitute appraisal shares and (ii) the right of such holder to be paid the fair value of such holder’s appraisal shares will be forfeited and cease. If such forfeiture occurs following the effective time of the merger, each such appraisal share will thereafter be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive the merger consideration (without interest thereon). See “Appraisal Rights of Entropic Stockholders” beginning on page 187 of this joint proxy statement/prospectus for additional information and the full text of Section 262 of the DGCL reproduced in its entirety as Annex D to this joint proxy statement/prospectus.

Treatment of Entropic Equity Awards

Each option to purchase shares of Entropic common stock that is held by a continuing service provider (whether or not then vested or exercisable) will be assumed by MaxLinear and converted into an option to acquire a number of shares of MaxLinear Class A common stock equal to the product obtained by multiplying (i) the number of shares of Entropic common stock subject to the applicable option as of immediately prior to the effective time by (ii) the option exchange ratio (as defined below), with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock. The per share exercise price of each assumed stock option will be equal to the quotient obtained by dividing (x) the per share exercise price at which the assumed option was exercisable immediately prior to the effective time by (y) the option exchange ratio, with the resulting price per share rounded up to the nearest whole cent. The remaining terms and conditions, including, without limitation, the vesting schedule of the assumed stock options will remain the same. In addition, it is the intention of the parties to the merger agreement that the assumption of the options will be effected in a manner that satisfies the requirements of Section 409A and 424(a) of the Internal Revenue Code, as amended and the Treasury Regulations promulgated thereunder. Each assumed stock option that qualified as an incentive stock option will continue to qualify as an incentive stock option to the extent possible.

Each restricted stock unit that is solely subject to time-based vesting and each performance stock unit that will convert into awards as of the effective time of the merger that are solely subject to time-based vesting following the closing and that is held by a continuing service provider, will be assumed by MaxLinear and converted into an award to receive a number of shares of MaxLinear Class A common stock equal to the product obtained by multiplying (i) the number of shares of Entropic common stock subject to the applicable award immediately prior to the effective time of the merger by (ii) the option exchange ratio (as defined below), with the resulting number rounded down to the nearest whole share of MaxLinear Class A common stock. The remaining terms and conditions of the awards will remain the same. The “option exchange ratio” will equal the sum of (i) 0.2200 shares of MaxLinear Class A common stock plus (ii) the quotient obtained by dividing $1.20 by the volume weighted average price per share of MaxLinear Class A common stock over the ten most recent trading days ending on the second trading day prior to the closing date of the merger.

MaxLinear will not assume (i) any options to purchase shares of Entropic common stock or other awards granted under Entropic’s equity incentive plans to any non-continuing service providers, and (ii) any performance-based awards that do not convert into awards as of the effective time that are solely subject to time-based vesting, will in each case be cancelled following the effective time of the merger for no consideration.

See “Interests of the Directors and Executive Officers of Entropic in the Merger” beginning on page 124 of this joint proxy statement/prospectus for additional information.

MaxLinear has agreed to file, within 10 business days after the effective time of the merger, a registration statement with the Securities and Exchange Commission relating to the shares of MaxLinear Class A common stock issuable in connection with all assumed Entropic stock options, restricted stock units and performance stock units, and use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectuses contained therein) for as long as such assumed awards remain outstanding. As a result, the shares of MaxLinear Class A common stock issuable upon the exercise of assumed Entropic options, and payout or vesting of assumed Entropic restricted stock units or performance stock units are expected to be freely transferable as long as the registration statement remains effective (subject to MaxLinear’s insider trading policy and any applicable securities laws).

The current offering in progress under Entropic’s 2007 Employee Stock Purchase Plan as of the date of the merger agreement will be the final offering. If the current offering has not ended prior to the effective time of the merger, then Entropic will take all actions necessary such that a date to be determined by Entropic (but prior to the effective time of the merger) will be the last day of such offering. Unless it has earlier terminated, Entropic will take all actions necessary so that the Entropic 2007 Employee Stock Purchase Plan will terminate immediately prior to and effective upon the effective time of the merger. All amounts withheld by Entropic on behalf of the participants in Entropic’s 2007 Employee Stock Purchase Plan that have not been used to purchase Entropic common stock at or prior to the effective time of the merger will be returned to the participants without interest pursuant to the terms of the plan.

Exchange Fund; Exchange of Stock Certificates

Prior to the completion of the merger, MaxLinear will select a bank or trust company reasonably acceptable to Entropic to act as the exchange agent for the merger. On the closing date of the merger, MaxLinear will issue or cause to be deposited with the exchange agent an aggregate number of shares of MaxLinear Class A common stock sufficient to issue all stock consideration issuable as merger consideration under the merger agreement. Furthermore, at or prior to the effective time, Entropic will deposit with the exchange agent an aggregate amount of cash as directed by MaxLinear (not to exceed the aggregate amount of cash then held by Entropic and its subsidiaries, less $10,000,000) and MaxLinear will deposit with the exchange agent an aggregate amount of cash equal to the remaining amount of cash required to pay the cash portion of the merger consideration (and the cash payable in lieu of fractional shares) to the Entropic stockholders under the merger agreement. Any MaxLinear Class A common stock and cash deposited with the exchange agent is generally referred to as the exchange fund.

As promptly as practicable (and in any event within two business days) following the effective time of the merger, MaxLinear will cause the exchange agent to mail to each holder of record (as of immediately prior to the effective time of the merger) of a certificate or certificates that immediately prior to the effective time of the merger represented outstanding shares of Entropic common stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of Entropic common stock represented by book entry (i) a letter of transmittal in customary form and (ii) instructions for use in effecting the surrender of the certificates or book entry shares in exchange for (a) the merger consideration issuable and payable to the Entropic stockholders under the merger agreement and (b) any dividends or other distributions payable pursuant to the terms of the merger agreement.

Upon surrender of certificates or book entry shares for cancellation to the exchange agent, together with a letter of transmittal, duly completed and validly executed in accordance with the relevant instructions, the holders of such certificates or book entry shares will be entitled to receive the merger consideration issuable and payable to such holder under the merger agreement and any dividends or distributions such holder is entitled to receive pursuant to the merger agreement.

The exchange agent will accept certificates or book entry shares upon compliance with such reasonable terms and conditions as the exchange agent may impose for an orderly exchange in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the certificates or book entry shares on the cash amounts payable in exchange for the shares or the fractional shares. Until surrendered, from and after the effective time of the merger outstanding certificates or book entry shares will only be evidence of the right to receive the merger consideration issuable and payable to the Entropic stockholders under the merger agreement and any dividends or distributions payable pursuant to the merger agreement.

Following the completion of the merger, Entropic will not register any transfers of Entropic common stock on its stock transfer books.

Holders of Entropic common stock should not attempt to surrender their stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the proper surrender of such certificates.

Distributions with Respect to Unexchanged Shares

Registered holders of Entropic common stock will be entitled to dividends and other distributions declared or made after the date of the merger agreement with a record date after the effective time of the merger with respect to the number of whole shares of MaxLinear Class A common stock which they are entitled to receive upon exchange of their Entropic common stock, but no such dividends will be paid to any particular holder of Entropic common stock until such holder has properly surrendered the certificates representing such shares in accordance with the letter of transmittal.

Termination of Exchange Fund; No Liability

Any portion of the exchange fund that is undistributed 6 months after the completion of the merger will, at the request of MaxLinear, be delivered to MaxLinear, or otherwise according to the instruction of MaxLinear, and any holders of Entropic common stock who have not surrendered their certificates or book entry shares in compliance with the merger agreement may then look only to MaxLinear for delivery or payment of the merger consideration issuable and payable to such holder under the merger agreement and any dividends or distributions such holder is entitled to receive pursuant to the merger agreement, in exchange for such certificates or book entry shares.

None of MaxLinear, Entropic or other party to the merger agreement will be liable to any holder of Entropic common stock or MaxLinear common stock for any shares (or any related dividends or distributions) properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar law.

Lost, Stolen or Destroyed Certificates

If an Entropic stock certificate is lost, stolen or destroyed, the holder of the certificate must deliver an affidavit and may, at the exchange agent’s or MaxLinear’s request, be required to deliver an indemnity bond prior to receiving any merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by each of MaxLinear, Merger Sub One, Merger Sub Two, on the one hand, and Entropic, on the other, regarding their respective businesses, financial condition and structure, their subsidiaries and other facts pertinent to the merger. Each party’s representations and warranties (i) are subject to certain materiality, knowledge and other similar qualifications, (ii) expire at the effective time of the merger, (iii) differ with respect to the scope and level of qualifications in certain representations and warranties, and (iv) relate to:

•	corporate (or limited liability company, as applicable) organization, qualification to do business, corporate (or limited liability company, as applicable) standing, and corporate (or limited liability company, as applicable) power;

•	corporate (or limited liability company, as applicable) authorization to enter into and carry out the obligations contained in the merger agreement, requisite stockholder approvals and enforceability of the merger agreement;

•	the absence of any conflicts with or violations of such party’s organizational documents and certain agreements with third parties, the absence of any rights of first refusal or acquisition or pre-emptive rights with respect to such party’s capital stock or membership interests or other assets or properties arising or resulting from entering into and carrying out the obligations contained in the merger agreement and certain regulatory approvals required in connection with the merger;

•	capitalization;

•	such party’s subsidiaries;

•	certain Securities and Exchange Commission filings;

•	the financial statements contained in certain Securities and Exchange Commission filings and controls and procedures for required disclosures of financial and non-financial information in certain reports filed with the Securities and Exchange Commission;

•	the absence of undisclosed liabilities (other than certain specified exceptions);

•	the absence of certain changes or events between the date of such party’s last unaudited balance sheet and the date of the merger agreement;

•	real property matters;

•	tangible property matters;

•	intellectual property matters;

•	material contracts and the absence of breaches of material contracts;

•	tax matters;

•	employee benefit matters;

•	labor matters;

•	environmental matters;

•	compliance with applicable laws, including anti-corruption and export controls laws;

•	compliance with permits required for the operation of business;

•	litigation and legal proceedings;

•	insurance matters;

•	such party’s ownership of the other party’s capital stock;

•	related party transactions matters;

•	such party’s significant customers and suppliers;

•	the applicability of Delaware anti-takeover statutes to the merger and no stockholder rights plans and “poison pills”;

•	fairness opinion; and

•	broker, finder or investment banker fees that may be payable in connection with the merger.

MaxLinear made an additional representation and warranty to Entropic in the merger agreement with respect to the availability of sufficient funds to pay the cash portion of the merger consideration under the merger agreement (which representation and warranty assumes that Entropic complies with its obligation to deposit cash with the exchange agent under the terms of the merger agreement) and with respect to the authorized but unissued shares of MaxLinear Class A common stock sufficient to issue the stock portion of the merger consideration under the merger agreement.

Conduct of Business Before Completion of the Merger

In the merger agreement, MaxLinear and Entropic have agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless contemplated by the merger agreement, required by applicable law or consented to by the other party in writing, each such party will:

•	carry on its businesses in the usual, regular and ordinary course in substantially the same manner as earlier conducted and in compliance with all applicable laws; and

•	use its commercially reasonable efforts, consistent with past practices and policies, to (i) preserve intact its present businesses, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

Under the merger agreement, Entropic has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless MaxLinear consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), Entropic will not (and will cause its subsidiaries to not), except as specifically contemplated or permitted by the merger agreement, as required by law or as specifically disclosed to MaxLinear in Entropic’s disclosure letter to the merger agreement:

•	propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents;

•	authorize, issue, sell, deliver or agree or commit to issue, sell or deliver any of its securities or any securities of any of its subsidiaries, except in accordance with certain specified exceptions;

•	acquire, redeem, or amend any of its securities or any securities of its subsidiaries;

•	other than cash dividends made by any of its subsidiaries to themselves or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution, or make any other actual, constructive or deemed distribution in respect of shares of capital stock;

•	propose or adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of their respective subsidiaries (other than the transactions contemplated by the merger agreement);

•	incur, assume or issue any debt, except for loans or advances to subsidiaries in the ordinary course of business or advances to employees and consultants for travel and other business related expenses in the ordinary course of business;

•	assume, guarantee, endorse or otherwise become liable or responsible for any material obligations of any third person (except obligations of any of its subsidiaries);

•	make any loans, advances or capital contributions to or investments in any third person;

•	mortgage or pledge any of its or its subsidiaries’ assets, or create any liens on such assets, except for permitted liens;

•	except to satisfy contractual obligations existing on the date of the merger agreement, enter into, or amend any bonus, severance, change of control and other service provider agreements or pay any special bonuses or other payment to Entropic’s directors, officers, or employees, other than as permitted by certain specified exceptions;

•	promote any officer or employee other than in the ordinary course of business, or hire any employee with a title of vice president or above or terminate the employment of any employee other than for cause;

•	forgive any loans to any of its or its subsidiaries’ or affiliates’ employees, officers or directors;

•	fund any employee benefit plans other than as required by existing contracts or applicable law, other than discretionary matching contributions made pursuant to Entropic’s 401(k) Plan;

•	enter into, amend, or extend any collective bargaining agreement;

•	acquire, sell, lease, license or dispose of any material property or assets except (i) pursuant to existing contracts, (ii) for acquisitions of operating assets in the ordinary course of business, (iii) for sales of inventory or products in the ordinary course of business, (iv) for acquisitions not involving the acquisition of a business or person that are not in excess of $150,000, individually, or $350,000, in the aggregate or (v) for dispositions of obsolete, surplus or worn out assets that are no longer used or useful in the conduct of Entropic’s business;

•	except as may be required by GAAP changes after the date of the merger agreement, make any change in any of its accounting principles or practices;

•	make or change any material tax election, adopt or change any tax accounting method, settle or compromise any material tax liability, or consent to an extension or a waiver of any limitations period applicable to a material tax claim or assessment;

•	acquire or license any material intellectual property right from any third party (subject to limited exceptions), grant any rights to any material intellectual property rights (subject to limited exceptions), divest any material intellectual property, or except in the ordinary course of business, modify any standard warranty term in any material respect, or materially amend or modify any product or service warranty;

•	enter into, amend in any material respect, terminate or, waive any material rights under, any contract that would be an Entropic material contract;

•	enter into or materially modify any lease or sublease of real property, or make any material changes in the construction of any such property, other than in the ordinary course of business;

•	acquire (by merger, consolidation or acquisition of assets or equity) any third party;

•	authorize, incur or commit to incur any new capital expenditures that, in the aggregate, exceed $2 million;

•	commence any action or settle or compromise any litigation or liabilities other than certain specified exceptions;

•	except as required by GAAP, revalue in any material respect any of its assets, other than in the ordinary course of business;

•	except as required by applicable law, convene any special meeting of its stockholders (or postpone or adjourn any special meeting), or propose any matters for consideration and a vote of its stockholders other than the merger agreement and the merger;

•	except as required by applicable law, terminate or modify or waive in any material respect any material permit or, except in the ordinary of course if its business, any non-material permit;

•	waive any rights under any confidentiality, non-disclosure, standstill, employee non-solicitation and other similar agreements;

•	adopt or otherwise implement any stockholder rights plan or “poison pill” plan; or

•	authorize any of, or agree to commit to take, any of the foregoing actions.

Under the merger agreement, MaxLinear has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, or unless Entropic consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), it will not (and will cause its subsidiaries to not), except as specifically contemplated or permitted by the merger agreement, as required by law or as specifically disclosed to Entropic in MaxLinear’s disclosure letter to the merger agreement:

•	propose to adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents, except for any such amendments in connection with forum selection;

•	authorize, issue, sell, deliver or agree or commit to issue, sell or deliver any of its securities or any securities of its subsidiaries, except in accordance with certain specified exceptions;

•	acquire, redeem, or amend any of its securities or any securities of its subsidiaries, except repurchases or redemptions required under terms of MaxLinear’s employee plans outstanding as of the date of the merger agreement;

•	other than cash dividends made by any of its subsidiaries to themselves or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution, or make any other actual, constructive or deemed distribution in respect of shares of capital stock;

•	propose or adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of itself or any of its subsidiaries (other than the transactions contemplated by the merger agreement and other than the transactions covered by the next bullet point);

•	acquire any third party(ies) or business(es) (other than Entropic) (whether by way of merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction) (i) if such transaction(s) (a) would require the financial statements of such acquired person or business to be incorporated within this joint proxy statement/prospectus under Regulation S-X of the Securities Act, (b) would reasonably be expected to result in a delay in the filing with the SEC, or declaration of the effectiveness by the SEC of, this joint proxy statement/prospectus, or (c) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement or (ii) for an aggregate purchase price in excess of $100,000,000;

•	sell, lease, transfer or dispose of any material assets, except for (i) transactions pursuant to existing contracts; (ii) transactions in the ordinary course of business; (iii) transactions not in excess of $3,000,000, in the aggregate or (iv) dispositions of obsolete or worn out assets that are no longer useful in the conduct of MaxLinear’s business;

•	except as may be required by changes in GAAP after the date of the merger agreement, make any change in its accounting principles or practices if such change (i) would reasonably be expected to result in a delay in the filing of this joint proxy statement/prospectus with the SEC or (ii) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement;

•	commence any action (except with respect to routine matters in the ordinary course of business or in connection with a breach of the merger agreement or any other agreements contemplated thereby or demand notices that do not threaten litigation to enforce any rights under a material contract or material purchase orders) or settle or compromise any pending or threatened action, in each case, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement; or

•	authorize any of, or agree or commit to take, any of foregoing actions.

MaxLinear and Entropic are Required to Terminate Any Existing Discussions with Third Parties and are Prohibited from Soliciting Other Offers

Immediately following the execution of the merger agreement, each party will, and will cause their respective subsidiaries and representatives to, immediately terminate any and all existing activities, discussions or negotiations with any persons previously conducted with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an “acquisition proposal” (as defined below) or “acquisition transaction” (as defined below) relating to Entropic or MaxLinear, respectively, as described below. Each of Entropic and MaxLinear will also promptly request that all confidential information that has been delivered, provided or furnished by or on behalf of Entropic or MaxLinear, as the case may be, within the 1 year period prior to the date of the merger agreement in connection with any considerations, discussions, or negotiations regarding any such potential acquisition proposal or acquisition transaction be returned or destroyed and immediately terminate all data room access previously granted to any such third party or its representatives.

Under the terms of the merger agreement, subject to certain exceptions described below, neither Entropic nor MaxLinear will, or authorize or permit any of their respective representatives to, directly or indirectly:

•	solicit, initiate, induce, knowingly encourage or knowingly facilitate the making, submission or announcement of any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, respectively;

•	furnish to any person (other than the other party) any non-public information relating to Entropic or MaxLinear or any of their respective subsidiaries, or allow access to their business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective subsidiaries, in either case in a manner intended to assist or facilitate any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, or take any other action intended to assist or facilitate any inquiries or the making of any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, respectively;

•	participate or engage in discussions or negotiations with any person (other than the other party) with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, respectively (other than to contact such person to clarify the terms and conditions of any acquisition proposal, to the extent that such “acquisition proposal” or acquisition transaction would reasonably require such clarification with respect to one or more ambiguous terms);

•	approve, endorse or recommend an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, respectively;

•	enter into any letter of intent, memorandum of understanding or other contract contemplating an acquisition proposal or acquisition transaction relating to Entropic or MaxLinear, respectively (other than any confidentiality agreement permitted to be entered into under the merger agreement);

•	terminate, amend or waive any rights under any “standstill” or other similar contract, except where the failure to do so would be inconsistent with the fiduciary duties of the board of directors of Entropic or MaxLinear, as applicable, under Delaware law;

•	waive the applicability of Section 203 of the DGCL, or any portion thereof (other than with respect to each other); or

•	propose publicly or agree to any of the foregoing with respect to an acquisition proposal relating to Entropic or MaxLinear, respectively.

For purposes of the restrictions described above, “acquisition proposal” means any proposal, offer, or indication of interest (other than one made by the other party) relating to any acquisition transaction and “acquisition transaction” means, with respect to MaxLinear and Entropic, as the case may be, any transaction or series of related transactions involving:

•	any acquisition or purchase of a 15% or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in anyone beneficially owning 15% or more of the total outstanding equity interests or voting securities of such party;

•	any acquisition or purchase of 50% or more of any class of equity or other voting securities of one or more subsidiaries of such party, the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of such party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole;

•	any merger, consolidation, business combination or other similar transaction involving such party pursuant to which the stockholders of such party immediately prior to such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of such party that generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of such party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole;

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of such party or one or more of its subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute 15% or more of the net revenues, net income or assets (as of or for the 12 month period ending on the last day of such party’s most recently completed fiscal year) of such party and its subsidiaries, taken as a whole; or

•	any combination of the foregoing.

Each of Entropic and MaxLinear are also obligated to promptly, and in all cases within 24 hours, advise the other in writing of:

•	any acquisition proposal it receives;

•	any request for information it receives that could reasonably be expected to lead to an acquisition proposal or an acquisition transaction; or

•	any inquiry it receives with respect to, or which could reasonably be expected to lead to, any acquisition proposal or acquisition transaction, a summary of the material terms and conditions of such acquisition proposal, acquisition transaction, request or inquiry, and the identity of the person making the acquisition proposal, acquisition transaction, request or inquiry.

Notwithstanding the prohibitions described above, if either MaxLinear or Entropic receives an unsolicited bona fide written acquisition proposal before the date of its requisite stockholder approval and the conditions set forth below are satisfied, the party receiving the acquisition proposal is permitted to:

•	engage or participate in discussions or negotiations with any person that has made (and not withdrawn) a bona fide, unsolicited acquisition proposal that the board of directors of MaxLinear or Entropic, as applicable, determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a superior proposal; and/or

•	provide any non-public information to the person making such bona fide, unsolicited acquisition proposal.

The following conditions must be satisfied in order to engage in such discussions or negotiations with, or provide such information to, such third party:

•	such acquisition proposal must not have resulted from a breach of the non-solicitation obligations or board recommendation provisions contained in the merger agreement and the third party submitting such acquisition proposal must not have made any other acquisition proposal that resulted from a breach of the non-solicitation obligations or board recommendation provisions contained in the merger agreement;

•	the party proposing to take such action must not have materially breached the non-solicitation obligations or board recommendation provisions contained in the merger agreement;

•	the board of the party proposing to take such action must have determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would constitute a breach of its fiduciary duties under Delaware law;

•	prior to initially taking any such action, the party proposing to take such action must have given written notice to the other party;

•	prior to initially taking any such action, the party proposing to take such action must have entered into a confidentiality agreement with such third party (the terms of which are no less favorable to the party proposing to take such action than those contained in the confidentiality agreement entered into between Entropic and MaxLinear); and

•	contemporaneously with providing such information to a third party, the party proposing to take such action must provide the same information to the other party (to the extent not previously provided to such other party).

For purposes of the provisions described above, “superior proposal” means a bona fide, unsolicited written acquisition proposal (except that (x) all references to 15% and 50% in the definition of “acquisition transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “acquisition transaction” will be replaced by 49.9%) that did not result from or arise in connection with the non-solicitation obligations or board recommendation provisions under the merger agreement by the applicable party and with respect to which the board of the applicable party will have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among other things, the financial, legal and regulatory aspects of such acquisition transaction, the extent to which such acquisition transaction is conditioned on third party financing and, if so, the extent to which the person proposing such acquisition transaction has obtained commitments for any such third party financing, as well as any counter-offer or proposal made by the other party to the merger agreement) that (i) the acquiring party is reasonably capable of timely consummating the proposed acquisition transaction on the terms proposed and (ii) the proposed acquisition transaction would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party to the merger agreement from a financial point of view than the merger and other transactions contemplated by the merger agreement (or any counter-offer or proposal made by the other party to the merger agreement).

In addition, each of Entropic and MaxLinear is required to keep the other party reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any acquisition proposal or acquisition transaction and its material terms and conditions and any request or inquiry. Each of Entropic and MaxLinear will give the other with prompt (and in any event within 24 hours or such lesser notice provided to the board generally) notice of a meeting of its board (or any committee) at which its board (or any committee) is reasonably expected to consider providing the other party with a notice of its intent to change its board recommendation in accordance with the terms of the merger agreement.

Obligations of each of the Entropic and MaxLinear Boards with Respect to its Recommendation

The Entropic board agreed to recommend the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement to its stockholders. The MaxLinear board agreed to recommend the approval of the issuance of shares of MaxLinear Class A common stock in the merger to its stockholders.

Each of the Entropic and MaxLinear boards also agreed, subject to the exceptions described below, not to withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, their recommendations.

Notwithstanding the obligations described above, at any time before receiving the approvals of their respective stockholders, the Entropic board or MaxLinear board may change its recommendation if certain conditions are satisfied with respect to a superior proposal or an intervening event.

With respect to a superior proposal, a party may change its board recommendation if and only if:

•	it has received an unsolicited, bona fide acquisition proposal that its board has determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside counsel) constitutes a superior proposal;

•	such acquisition proposal did not result from a breach of the nonsolicitation obligations or board recommendation provisions contained in the merger agreement;

•	the party proposing to change its board recommendation has not breached the nonsolicitation obligations or board recommendation provisions contained in the merger agreement in respect of such acquisition proposal;

•	prior to changing its board recommendation, Entropic or MaxLinear, as the case may be, has given the other party at least five business days’ prior written notice and the opportunity to meet and discuss in good faith potential amendments or other modifications to the merger agreement so that the merger and other transactions contemplated by the merger agreement can take place;

•	the other party has not made, within the five business days after receiving notice of a party’s intent to change its board recommendation, a counteroffer or proposal that the board of the party proposing to change its recommendation determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as the superior proposal; and

•	after such discussions, the board of the party proposing to change its recommendation determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal) that the failure to change its recommendation would constitute a breach of its fiduciary duties under Delaware law.

A party may also change its recommendation in connection with an intervening event if and only if:

•	such intervening event does not involve the receipt of any acquisition proposal or inquiry, proposal, offer or transaction from a third party relating to an acquisition transaction;

•	before changing its recommendation, the party proposing to do so has given the other party at least five business days’ notice and the opportunity to meet and discuss in good faith the basis for the proposed change in recommendation, the other party’s reaction and potential amendments and modifications to the merger agreement so that the merger and other transactions contemplated by the merger agreement can take place; and

•	after such discussions, the board of the party proposing to change its recommendation determines in good faith (after consultation with outside legal counsel) that the failure to change its recommendation would constitute a breach of its fiduciary duties under Delaware law.

For purposes of the provisions described above, “intervening event” means any material event, circumstance, change, effect, development or condition occurring or arising after the date of the merger agreement that was not known to, nor reasonably foreseeable by, any member of the MaxLinear board or the Entropic board, as applicable, as of or before the date of the merger agreement and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party, pursuant to the merger agreement.

Efforts to Complete and Regulatory Matters

Each party to the merger agreement has agreed to use its reasonable best efforts to take all actions and to do all things reasonably necessary to consummate and make effective the transactions contemplated by the merger agreement, including using its commercially reasonable efforts to (with respect to the actions in the second and fifth bullet points below) and reasonable best efforts to (with respect to the actions in the first, third and fourth bullet points below):

•	cause the conditions to the merger to be satisfied or fulfilled;

•	obtain all necessary consents, waivers and approvals under any contracts to which either (or any of its subsidiaries) is a party so as to maintain and preserve the benefits under such contracts following the effective time of the merger;

•	obtain all necessary consents, approvals, waivers, orders and authorizations from governmental authorities, seek the expiration or termination of any applicable waiting periods under applicable legal requirements, and make all necessary registrations, declarations and filings with governmental authorities;

•	contest or avoid the entry of, or have vacated or terminated, any order that would restrain, prevent or delay the closing; and

•	execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

In connection with the foregoing, as soon as practicable (and within 10 business days) following the execution and delivery of the merger agreement, the parties have agreed to file with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to the merger. Each of MaxLinear and Entropic has agreed to cooperate and coordinate with the other in the making of such filings and inform the other party hereto of any communication from any governmental authority regarding the merger and related transactions. Each of MaxLinear and Entropic filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice a Notification and Report Form relating to the merger and related filings on February 18, 2015. The waiting period under the HSR Act was terminated by the United States Federal Trade Commission on February 26, 2015. For further discussion of the regulatory filings and approvals required to complete the merger, see “The Merger—Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 121 of this joint proxy statement/prospectus.

Registration Statement and Joint Proxy Statement/Prospectus

The merger agreement provides that as promptly as practicable (and in any event within 35 days) after the execution and delivery thereof, MaxLinear and Entropic will prepare and file with the Securities and Exchange Commission, a registration statement on Form S-4 of which this joint proxy statement/prospectus is a part (which includes a prospectus for the issuance of shares of MaxLinear Class A common stock in the merger, a proxy statement of MaxLinear for use in connection with the solicitation of proxies for the MaxLinear stockholder meeting and a proxy statement of Entropic for use in connection with the solicitation of proxies for the Entropic stockholder meeting). Both parties have agreed to use their reasonable best efforts to have this joint proxy statement/prospectus declared effective by the Securities and Exchange Commission as promptly as practicable after filing and have agreed to fully cooperate in the preparation of this joint proxy statement/prospectus.

Subject to certain exceptions set forth in the merger agreement, no amendment or supplement (including by incorporation by reference) to this joint proxy statement/prospectus will be made without the approval of both parties, which approval will not be unreasonably withheld, conditioned or delayed, provided, that if a party’s board of directors changes its recommendation in accordance with the terms of the merger agreement, such party may amend or supplement the registration statement or joint proxy statement/prospectus to effect such change. MaxLinear and Entropic have agreed to notify each other as promptly as practicable after the receipt of any written or oral comments of the Securities and Exchange Commission or its staff regarding, or of any written or oral request by the Securities and Exchange Commission or its staff for amendments or supplements to, this joint proxy statement/prospectus and related filings, and to promptly give the other copies of all correspondence between it or any of its representatives and the Securities and Exchange Commission or its staff with respect to any of the foregoing filings.

Stockholder Meetings

Entropic and MaxLinear agreed that the MaxLinear and Entropic boards will each call, hold and convene a meeting of their respective stockholders promptly (and within 45 days) after the declaration of effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, by the Securities and Exchange Commission. Entropic and MaxLinear also agreed to solicit from each of their stockholders proxies in favor of the respective proposals set forth in this joint proxy statement/prospectus unless a party’s board changes its recommendation in accordance with the terms of the merger agreement.

Entropic and MaxLinear also agreed that the MaxLinear and Entropic boards will each use their reasonable best efforts to call, give notice of, convene and hold their respective stockholder meetings on the same day and at the same time as the other party’s stockholder meeting.

Public Announcements

Neither MaxLinear nor Entropic will issue any press release or make any public statement with respect to the merger agreement or the merger without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. However, each of MaxLinear and Entropic may, without the prior consent of the other, issue a press release or make a public statement relating to the merger agreement or the merger as required by applicable law or the rules and regulations of the Nasdaq Capital Market or New York Stock Exchange, as applicable, and such party has notified and consulted with the other party. Furthermore, each of MaxLinear and Entropic may make a public announcement of such party’s board’s recommendation change in accordance with the terms of the merger agreement without prior notice or consultation with the other party.

Entropic Employee Benefits; 401(k) Plans

Entropic (and its ERISA affiliates) will take all necessary actions to terminate (i) any and all group severance, separation, deferred compensation or salary continuation plans, programs or arrangements (except as otherwise provided by the merger agreement), (ii) plans, programs or arrangements required by law, (iii) agreements entered into between Entropic or its subsidiaries and individual employees providing for severance or other employment benefits, and (iv) its 401(k) plan, in each case, effective as of the date immediately prior to the closing of the merger and contingent upon the consummation of the merger.

From and after the effective time of the merger, and to the extent permitted by applicable law, MaxLinear will, or will cause the surviving company to, recognize the prior service with Entropic or its subsidiaries of each Entropic employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of MaxLinear or its affiliates in which Entropic employees are eligible to participate following the effective time of the merger for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits).

After the effective time of the merger, MaxLinear will, or will cause the surviving company to, use its commercially reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of MaxLinear or its affiliates to be waived with respect to Entropic employees and their eligible dependents, and provide each Entropic employee with credit for any deductibles paid under any Entropic employee plan that provides medical, dental or vision benefits in the plan year in effect as of the effective time of the merger in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of MaxLinear or the surviving corporation in the merger that such employees are eligible to participate in after the effective time of the merger to the same extent such expenses were recognized under the comparable Entropic plan.

Indemnification and Insurance

Under the terms of the merger agreement, MaxLinear will honor all obligations of Entropic and its subsidiaries contained in any indemnification agreement in effect prior to completion of the merger between Entropic or its subsidiaries and any of its current or former directors or officers for a period of six years after completion of the merger. In addition, the merger agreement also provides that, for a period of six years following the effective time of the merger, the Entropic surviving company will, and MaxLinear will cause the Entropic surviving company and its subsidiaries to, cause their respective certificates of incorporation and by-laws (or other similar organizational documents) to include indemnification and exculpation provisions at least as favorable as the indemnification and exculpation provisions contained in the applicable organizational documents of Entropic and its subsidiaries as of immediately prior to the completion of the merger.

For six years following the effective time of the merger, MaxLinear will maintain the existing policy of Entropic’s directors’ and officers’ liability insurance covering claims arising from facts or events that occurred prior to the completion of the merger, including acts or omissions occurring in connection with the merger agreement and completion of the merger to the extent such acts or omissions are covered by the existing insurance policy, and covering each director and officer of Entropic who was covered at the effective time of the merger on terms with respect to coverage and amounts no less favorable than those in effect prior to the signing of the merger agreement. However, MaxLinear will not be required to expend in any one year an amount in excess of 250% of the annual premium paid by Entropic at the time the merger agreement was signed. In the event the premium exceeds 250% of the annual premium at the time the merger agreement was signed, MaxLinear will be obligated to obtain an insurance policy with the greatest coverage available for a cost not exceeding 250% of the annual premium paid by Entropic at the time the merger agreement was signed. Alternatively, MaxLinear or Entropic may, prior to completion of the merger, purchase a six year “tail” prepaid insurance policy on terms and conditions no less advantageous than Entropic’s current director and officer policy.

Listing of MaxLinear Class A Common Stock

MaxLinear will use its reasonable best efforts to have authorized for listing on the New York Stock Exchange before the effective time of the merger, upon official notice of issuance, the shares of MaxLinear Class A common stock that are issuable in the merger, the shares of MaxLinear Class A common stock that are issuable upon the exercise of all assumed stock options and the shares of MaxLinear Class A common stock that are issuable in respect of all assumed restricted stock and performance units.

Takeover Statutes

If any takeover statute is or may become applicable to the merger or any other transactions contemplated by the merger agreement, MaxLinear and its board will promptly grant such approvals and take such lawful actions as are necessary so that the merger and/or such other transactions can be consummated as promptly as practicable on the terms contemplated by the merger agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute on the merger and such other transactions.

MaxLinear and Entropic Insiders

The MaxLinear board, or a committee thereof consisting of non-employee directors, will adopt a resolution in advance of the effective time of the merger providing that the receipt by Entropic insiders of MaxLinear Class A common stock are intended to be exempt pursuant to Rule 16b-3 under the Securities Exchange Act of 1934. In addition, the Entropic board, or a committee thereof consisting of non-employee directors, will adopt a resolution in advance of the effective time of the merger providing that the disposition by Entropic insiders of Entropic common stock and stock awards in exchange for shares of MaxLinear Class A common stock and MaxLinear stock awards are also intended to be exempt pursuant to Rule 16b-3 under the Securities Exchange Act of 1934.

Tax Matters

Each of MaxLinear and Entropic will use its reasonable best efforts to obtain tax opinions from its counsel to the effect that the merger, together with the subsequent merger, will qualify as a “reorganization” within the meaning of Section 368(a) prior to the effective time of the merger.

MaxLinear Board of Directors

On or prior to the effective time, MaxLinear will take all necessary corporate action so that (i) effective as of the effective time of the merger, the size of its board is increased to seven members and the new seat will be allocated as a Class II director and (ii) Dr. Theodore Tewksbury, a current Entropic board member, will be appointed to MaxLinear’s board to fill the vacancy created by such increase.

Conditions to Obligations to Complete the Merger

The respective obligations of MaxLinear, Excalibur Acquisition Corporation, Excalibur Subsidiary, LLC and Entropic to consummate the merger are subject to the satisfaction or waiver of each of the following conditions:

•	no governmental authority of competent jurisdiction will have enacted, issued, promulgated, entered, or enforced any law that is in effect and has the effect of making the merger or any other transactions contemplated by the merger agreement illegal or prohibiting the consummation of the merger or any other transactions contemplated by the merger agreement;

•	no governmental authority of competent jurisdiction will have issued or granted any order (whether temporary, preliminary or permanent) that has the effect of making the merger or any other transactions contemplated by the merger agreement illegal or prohibiting the consummation of the merger or any other transactions contemplated by the merger agreement;

•	MaxLinear’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of such registration statement will have been issued by the Securities and Exchange Commission and no proceeding for that purpose, and no similar proceeding in respect of the joint proxy statement/prospectus, will have been initiated or threatened by the Securities and Exchange Commission;

•	the required approvals of the stockholders of each of MaxLinear and Entropic will have been obtained;

•	all waiting periods (including all extensions) applicable to the merger will have terminated or expired under the HSR Act (which condition has been satisfied, see “The Merger—Regulatory Filings and Approvals Required to Complete the Merger” beginning on page 121 of this joint proxy statement/prospectus for more information) and under any other applicable mandatory foreign antitrust laws for which the waiting period (and any extension thereof) requires such termination or expiration;

•	all clearances, consents, approvals, authorizations and orders applicable to the merger which are required to be obtained from any governmental authority to consummate the merger (other than those that are not material to Entropic or MaxLinear) or that are required under any applicable mandatory foreign antitrust laws have been obtained or satisfied;

•	the shares of MaxLinear Class A common stock issuable in the merger, the shares of MaxLinear Class A common stock issuable upon the exercise of all assumed Entropic stock options, and the shares of MaxLinear Class A common stock issuable in settlement of all assumed Entropic restricted stock and performance units will have been authorized for listing on the New York Stock Exchange; and

•	each of MaxLinear and Entropic will have received from its respective tax counsel an opinion to the effect that the merger, together with the subsequent merger, will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

In addition, the obligations of each of MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of Entropic relating to organization and qualification, authority, corporate approvals and enforceability, ownership of the other party’s capital stock, takeover statutes, fairness opinion and brokers will have been true and correct in all material respects as of the date of the merger agreement, and will be true and correct in all material respects on and as of the date of the effective time of the merger with the same force and effect as if made on and as of that date;

•	certain representations and warranties of Entropic relating to its capitalization will have been true and correct as of the date of the merger agreement and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date, except to the extent that the failures of such representations and warranties to be correct would not result in an increase in the aggregate consideration payable by MaxLinear in connection with the merger (and/or an increase in the amount of debt for borrowed money of Entropic and its subsidiaries) of more than $1,000,000, in the aggregate, as compared to what the aggregate amount would have been if such capitalization representations and warranties had been correct in all respects;

•	certain representations and warranties of Entropic with respect to whether there has been any material adverse effect with respect to Entropic since the date of its most recent unaudited balance sheet through the date of the merger agreement will have been true and correct as of the date of the merger agreement and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date;

•	the representations and warranties of Entropic (other than those described above), will have been true and correct as of the date of the merger agreement, and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which will have been true and correct as of that particular date), except for any failure to be true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (as further described below); provided, that for purposes of determining the accuracy of those representations and warranties, all qualifications based on a “material adverse effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases will be disregarded and any update of or modification to the disclosure letters of Entropic made or purported to have been made after the date of the merger agreement will be disregarded);

•	Entropic will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	since the date of the merger agreement, there will not have occurred or arisen any material adverse effect with respect to Entropic that is continuing;

•	holders of no more than 15% of the outstanding shares of Entropic common stock shall have exercised statutory rights of dissent under Delaware law and not withdrawn such claims;

•

there shall not be pending by any governmental authority any action (other than an action requiring a required divestiture under the merger agreement) (i) that challenges or seeks to prohibit the completion of the merger on the terms under the merger agreement; (ii) that seeks to prohibit or limit MaxLinear’s ability to vote, receive dividends with respect to or exercise ownership with respect to the stock of

Entropic; (iii) that would adversely affect the right of Entropic to own assets or operate its business; or (iv) that seeks to compel MaxLinear or Entropic or each of their subsidiaries to dispose of or hold separate any assets as a result of the merger; and

•	MaxLinear will have received a certificate, signed for and on behalf of Entropic by the chief executive officer and the chief financial officer of Entropic, certifying the satisfaction of certain closing conditions.

In addition, the obligations of Entropic to effect the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following additional conditions:

•	certain representations and warranties of MaxLinear relating to organization and qualification, corporate authority, approvals and enforceability, ownership of the Entropic’s capital stock, takeover statutes, fairness opinion and brokers will have been true and correct in all material respects as of the date of the merger agreement, and will be true and correct in all material respects on and as of the date of the effective time of the merger with the same force and effect as if made on and as of that date;

•	certain representations and warranties of MaxLinear relating to its capitalization will have been true and correct as of the date of the merger agreement and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date, except to the extent that the failures of such representations and warranties to be correct would not result in an increase in the fully diluted capitalization of MaxLinear by more than $1,000,000 in the aggregate as compared to what such fully diluted capitalization would have been had such capitalization representations been true and correct in all respects;

•	certain representations and warranties of MaxLinear with respect to whether there has been any material adverse effect with respect to MaxLinear since the date of its most recent unaudited balance sheet through the date of the merger agreement will have been true and correct as of the date of the merger agreement and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date;

•	the representations and warranties of MaxLinear (other than those described above), will have been true and correct as of the date of the merger agreement, and will be true and correct on and as of the date of the effective time of the merger with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which will have been true and correct as of that particular date), except for any failure to be true and correct that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect (as further described below); provided that for purposes of determining the accuracy of those representations and warranties all qualifications based on a “material adverse effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases will be disregarded and any update of or modification to the disclosure letters of MaxLinear made or purported to have been made after the date of the merger agreement will be disregarded);

•	MaxLinear, Excalibur Acquisition Corporation, and Excalibur Subsidiary, LLC will have each performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by them at or prior to the effective time of the merger;

•	since the date of the merger agreement, there will not have occurred or arisen any material adverse effect with respect to MaxLinear that is continuing; and

•	Entropic will have received a certificate, signed for and on behalf of MaxLinear by the chief executive officer and the chief financial officer of MaxLinear, certifying the satisfaction of certain closing conditions.

Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on either Entropic or MaxLinear will mean any fact, circumstance, change or effect that, individually or when taken together with all such other facts, circumstances, changes or effects that exist at the date of determination of the occurrence of a material adverse effect, has had, or would reasonably be expected to have, a materially adverse effect on the business, operations, financial condition or results of operation of such party and its subsidiaries, taken as a whole, except that any such facts, circumstances, changes, or effects to the extent resulting from any of the following shall not be considered in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	economic, financial or political conditions and changes in the United States or any other jurisdiction in which such party or any of its subsidiaries has substantial business operations (but solely to the extent such conditions and changes do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size);

•	conditions in the semiconductor industry (but solely to the extent that such conditions do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size);

•	conditions in the financial markets (but solely to the extent that such conditions do not have a disproportionate impact on such party and its subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size);

•	the announcement or pendency of the merger agreement;

•	a change following the date of the merger agreement in the law or in the United States generally accepted accounting principles (GAAP), or interpretations of GAAP;

•	changes in such party’s stock price or the trading volume of a party’s stock, in and of itself (with the underlying cause(s) of any such change to be taken into account unless otherwise excluded); or

•	the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (with the underlying cause(s) of any such change to be taken into account unless otherwise excluded).

Termination; Fees and Expenses

Termination

The merger agreement may be terminated and the merger may be abandoned at any time before the effective time of the merger:

•	by mutual written consent of Entropic and MaxLinear that has been duly authorized by the Entropic board and the MaxLinear board;

•	by either MaxLinear or Entropic, if any governmental authority of competent jurisdiction has (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the merger any law that is in effect and has the permanent effect of making the consummation of the merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the merger, or (ii) issued or granted any order that is in effect and has the effect of making the merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the merger, and such order has become final and non-appealable (except that the right to terminate the merger agreement pursuant to this paragraph shall not be available to a party whose action or failure to fulfill any covenant or obligation under the merger agreement has been a proximate cause of, or resulted in, the issuance or grant of any such order and such action or failure constitutes a material breach under the merger agreement);

•	by either MaxLinear or Entropic, if the merger has not been consummated by August 3, 2015; except that the right to terminate the merger agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any covenant or obligation under the merger agreement has been the proximate cause of, or resulted in, any of the conditions to the effective time of the merger having failed to be satisfied or fulfilled on or prior to the termination date, and such action or failure to fulfill any covenant or obligation constitutes a material breach of the merger agreement;

•	by either MaxLinear or Entropic, if its stockholders or the other party’s stockholders have voted against the approval of the merger, or against the issuance of the shares of MaxLinear Class A common stock as required by the transactions contemplated by the merger agreement, as applicable; except that the right to terminate the merger agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any covenant or obligation under the merger agreement has been the proximate cause of, or resulted in, the failure to obtain stockholder approval of such party, and such action or failure to fulfill any covenant or obligation constitutes a material breach of the merger agreement;

•	by either MaxLinear or Entropic (if such party is not then in material breach of any of its covenants and obligations under the merger agreement), in the event of (i) a breach of any covenant or obligation set forth in the merger agreement by the other party or (ii) any inaccuracy in any of the representations and warranties of the other party such that the conditions to the consummation of the merger would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate (except that if such breach or inaccuracy is curable through the exercise of commercially reasonable efforts by the party committing the breach or making the inaccurate representations and warranties, then the party seeking to terminate the merger agreement pursuant to this paragraph will not be permitted to terminate the merger agreement pursuant to this paragraph until the expiration of a 30 calendar day period after delivery of written notice of such breach or inaccuracy to the party committing the breach or making the inaccurate representations and warranties (and such party may not terminate the merger agreement if such breach or inaccuracy is cured by the other party within such 30 calendar day period));

•	by either MaxLinear or Entropic, in the event that a triggering event has occurred with respect to the other party, at any time prior to the approval of the other party’s stockholder proposals set forth in this joint proxy statement/prospectus;

•	by Entropic, if Entropic’s board has effected a board recommendation change in accordance with the terms of the merger agreement in order to accept a superior proposal and simultaneously with any such termination Entropic enters into a definitive agreement with respect to such superior proposal; provided, that, Entropic shall not terminate the merger agreement under this paragraph unless in advance of, or concurrently with, such termination, Entropic pays the required termination fee as described below; or

•	by MaxLinear, if MaxLinear’s board has effected a board recommendation change in accordance with the terms of the merger agreement in order to accept a superior proposal and simultaneously with any such termination MaxLinear enters into a definitive agreement with respect to such superior proposal; provided, that, MaxLinear shall not terminate the merger agreement under this paragraph unless in advance of, or concurrently with, such termination, MaxLinear pays the required termination fee as described below.

A “triggering event” will be deemed to have occurred with respect to a party if:

•	such party has breached its nonsolicitation obligations or its board recommendation provisions (whether or not resulting in the receipt of an acquisition proposal);

•	such party has failed to include its board recommendation in this joint proxy statement/prospectus;

•	the board (or any committee thereof) of such party has for any reason changed its recommendation;

•	such party, its board, or any committee thereof has for any reason approved, or recommended that its stockholders approve, any acquisition proposal or acquisition transaction other than the transactions contemplated by the merger agreement (whether or not a superior proposal);

•

an acquisition proposal (whether or not a superior proposal) has been made in respect of a party by a person unaffiliated with the other party and after notice of such acquisition proposal is first published or given to such party’s stockholders, within five business days of the request by the other party, such party has not sent to its stockholders, pursuant to Rule 14e-2 under the Securities Exchange Act of 1934, a statement unconditionally reaffirming such party’s board’s recommendation of the merger and the transaction contemplated by the merger agreement or the issuance of the shares of MaxLinear Class A common stock issuable under the merger, as applicable, and unconditionally recommending that its stockholders reject such acquisition proposal and not tender any shares of its capital stock into such acquisition proposal if made in the form of a tender or exchange offer; or

•	except for the confidentiality agreement required by the merger agreement as a pre-condition to taking any actions with respect to an unsolicited acquisition proposal in accordance with the terms of the merger agreement, such party has entered into a letter of intent, memorandum of understanding or other contract accepting any acquisition proposal (whether or not a superior proposal).

Termination Fees and Expenses

Under the terms of the merger agreement, Entropic must pay a termination fee of $11.65 million to MaxLinear in the event of a termination of the merger agreement:

•	if (i) following the execution and delivery of the merger agreement and before the special meeting of Entropic’s stockholders described in this joint proxy statement/prospectus, an acquisition proposal in respect of Entropic has been publicly announced or become publicly known, or any person has publicly announced an intention to make an acquisition proposal for Entropic and such acquisition proposal has not been withdrawn at least 10 business days prior to the Entropic special meeting, (ii) the merger agreement is terminated for the failure of the Entropic’s stockholders to adopt the merger agreement, and (iii) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Entropic is consummated or Entropic enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Entropic and such acquisition transaction is ultimately consummated (whether or not during that 12 month period); except that for this paragraph (x) all references to 15% and 50% in the definition of “acquisition transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “acquisition transaction” will be replaced by 49.9%;

•	if (i) following the execution and delivery of the merger agreement and before the breach forming the basis of the termination contemplated by the following clause (ii), a bona fide acquisition proposal in respect of Entropic has been made to Entropic or the Entropic board, or has been directly communicated or otherwise made known to Entropic’s stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of Entropic, (ii) MaxLinear terminates the merger agreement (to the extent permitted by the merger agreement) either (x) for any breach of any covenant or obligation set forth in the merger agreement by Entropic, or any breach or inaccuracy in any of the representations and warranties of Entropic in the merger agreement that causes the applicable closing condition not to be satisfied, or (y) due to the fact that the merger has not been completed by August 3, 2015 and (iii) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of Entropic is consummated or Entropic enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of Entropic and such acquisition transaction is ultimately consummated (whether or not during the 12 month period); except that for this paragraph (x) all references to 15% and 50% in the definition of “acquisition transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “acquisition transaction” will be replaced by 49.9%;

•	if MaxLinear terminates the merger agreement because a triggering event has occurred with respect to Entropic (or after a triggering event occurs with respect to Entropic, and the merger agreement becomes terminable pursuant the terms of the merger agreement as a result, Entropic terminates the merger agreement for another reason); or

•	if Entropic terminates the merger agreement if Entropic’s board has effected a board recommendation change in accordance with the terms of the merger agreement in order to accept a superior proposal and simultaneously with any such termination Entropic enters into a definitive agreement with respect to such superior proposal and Entropic pays MaxLinear the termination fee in advance of, or concurrently with, such termination.

Entropic will reimburse MaxLinear for its documented out-of-pocket expenses actually incurred in connection with the merger agreement (and not to exceed $2.5 million) if the merger agreement is terminated for the failure of the Entropic stockholders to approve the merger (or after the Entropic stockholder meeting has been held and a vote taken on the merger and there has been a failure to obtain the approval of the Entropic stockholders for the merger, and the merger agreement becomes terminable for that reason, and Entropic terminates the merger agreement for another reason). If Entropic is required to reimburse MaxLinear’s expenses and the $11.65 million termination fee subsequently becomes payable by Entropic, the $11.65 million termination fee will be reduced by the amount of MaxLinear’s expenses previously reimbursed by Entropic.

In no case will Entropic have to pay any termination fee more than once.

Under the terms of the merger agreement, MaxLinear must pay a fee of $11.65 million to Entropic in the event of a termination of the merger agreement:

•	if (i) following the execution and delivery of the merger agreement and before the special meeting of MaxLinear’s stockholders described in this joint proxy statement/prospectus, an acquisition proposal in respect of MaxLinear has been publicly announced or become publicly known, or any person has publicly announced an intention to make an acquisition proposal for MaxLinear and such acquisition proposal has not been withdrawn at least 10 business days prior to the MaxLinear special meeting, (ii) the merger agreement is terminated for the failure of the MaxLinear’s stockholders to approve the MaxLinear Class A common issuable under the merger as merger consideration, and (iii) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of MaxLinear is consummated or MaxLinear enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of MaxLinear and such acquisition transaction is ultimately consummated (whether or not during that 12 month period); except that for this paragraph (x) all references to 15% and 50% in the definition of “acquisition transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “acquisition transaction” will be replaced by 49.9%;

•	if (i) following the execution and delivery of the merger agreement and before the breach forming the basis of the termination contemplated by the following clause (ii), a bona fide acquisition proposal in respect of MaxLinear has been made to MaxLinear or the MaxLinear board, or has been directly communicated or otherwise made known to MaxLinear’s stockholders, or has been publicly announced or become publicly known, or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an acquisition proposal in respect of MaxLinear, (ii) Entropic terminates the merger agreement (to the extent permitted by the merger agreement) either (x) for any breach of any covenant or obligation set forth in the merger agreement by MaxLinear, or any breach or inaccuracy in any of the representations and warranties of MaxLinear in the merger agreement that causes the applicable closing condition not to be satisfied, or (y) due to the fact that the merger has not been completed by August 3, 2015 and (iii) within 12 months following the termination of the merger agreement, either any acquisition transaction in respect of MaxLinear is consummated or MaxLinear enters into a letter of intent, memorandum of understanding or other contract contemplating or providing for any acquisition transaction in respect of MaxLinear and such acquisition transaction is ultimately consummated (whether or not during the 12 month period); except that for this paragraph (x) all references to 15% and 50% in the definition of “acquisition transaction” will be replaced by 50.1% and (y) the reference to 85% in the definition of “acquisition transaction” will be replaced by 49.9%;

•	if Entropic terminates the merger agreement because a triggering event has occurred with respect to MaxLinear (or after a triggering event occurs with respect to MaxLinear, and the merger agreement becomes terminable pursuant the terms of the merger agreement as a result, MaxLinear terminates the merger agreement for another reason); or

•	if MaxLinear terminates the merger agreement if MaxLinear’s board has effected a board recommendation change in accordance with the terms of the merger agreement in order to accept a superior proposal and simultaneously with any such termination MaxLinear enters into a definitive agreement with respect to such superior proposal and MaxLinear pays Entropic the termination fee in advance of, or concurrently with, such termination.

MaxLinear will reimburse Entropic for its documented out-of-pocket expenses actually incurred in connection with the merger agreement (and not to exceed $2.5 million) if the merger agreement is terminated for the failure of the MaxLinear stockholders to approve the merger (or after the MaxLinear stockholder meeting has been held and a vote taken on the issuance of MaxLinear Class A common stock issuable under the merger and there has been a failure to obtain the approval of the MaxLinear stockholders for MaxLinear Class A common stock issuable under the merger, and the merger agreement becomes terminable for that reason, and MaxLinear terminates the merger agreement for another reason). If MaxLinear is required to reimburse Entropic’s expenses and the $11.65 million termination fee subsequently becomes payable by MaxLinear, the $11.65 million termination fee will be reduced by the amount of Entropic expenses previously reimbursed by MaxLinear.

In no case will MaxLinear have to pay any termination fee more than once.

MaxLinear and Entropic agreed that the termination fees payable under the merger agreement constitute liquidated damages and the party receiving such termination fees will not be entitled to bring any other claim, action or proceeding against any other party to the merger agreement or other person arising out of the matters giving rise to the termination fee payment.

Expenses Generally

Except as provided above, all fees and expenses incurred in connection with the merger will generally be paid by the party incurring such fees or expenses, whether or not the merger is completed.

Voting Agreements

Simultaneously with the execution and delivery of the merger agreement, certain of the executive officers and directors of MaxLinear (or, in some cases, their affiliated entities), in their respective capacities as stockholders of MaxLinear, entered into voting agreements with Entropic, pursuant to which such stockholders agreed, among other things, to vote their respective shares of Class A and Class B common stock of MaxLinear in favor of the approval of the issuance of shares of MaxLinear Class A common stock in the merger pursuant to the terms of the merger agreement, against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal relating to MaxLinear and against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with or delay the timely consummation of the merger; provided, however, that notwithstanding the foregoing, such voting agreements will not impair the right or ability of such stockholders to exercise his or her fiduciary duties in his or her capacity as a director of MaxLinear. The obligations under the voting agreements with MaxLinear terminate in certain circumstances, including in the event that the board of directors of MaxLinear has effected a board recommendation change in accordance with the terms of the merger agreement.

As of February 3, 2015, the stockholders signing the MaxLinear voting agreements owned an aggregate of approximately (i) 14% of the outstanding MaxLinear Class A common stock and Class B common stock, calculated in the aggregate and (ii) 67% of the outstanding shares of MaxLinear Class B common stock that are entitled to 10 votes per share with respect to transactions that would result in a change of control of MaxLinear (including certain transactions that would constitute a “superior proposal” under the terms of the merger agreement).

Simultaneously with the execution and delivery of the merger agreement, each of the executive officers and directors of Entropic, in their respective capacities as stockholders of Entropic, entered into voting agreements with MaxLinear, pursuant to which such stockholders have agreed, among other things, to vote their respective shares of common stock of Entropic for the approval and adoption of the merger agreement, against any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to an acquisition proposal relating to Entropic and against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with or delay the timely consummation of the merger; provided, however, that notwithstanding the foregoing, such voting agreements will not impair the right or ability of such stockholders to exercise his or her fiduciary duties in his or her capacity as a director of Entropic. The obligations under the voting agreements with Entropic terminate in certain circumstances, including in the event that the board of directors of Entropic has effected a board recommendation change in accordance with the terms of the merger agreement.

As of February 3, 2015, the stockholders signing the Entropic voting agreements beneficially owned an aggregate of approximately 0.68% of the outstanding Entropic common stock.

UNAUDITED PRO FORMA COMBINED

FINANCIAL STATEMENTS

On February 3, 2015, MaxLinear and Entropic entered into a merger agreement under which, subject to the conditions set forth in the merger agreement, Excalibur Acquisition Corporation, a wholly-owned subsidiary of MaxLinear, will merge with and into Entropic and Entropic will continue as the surviving corporation. As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC, a wholly-owned subsidiary of MaxLinear, and Excalibur Subsidiary, LLC will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear. Under the terms of the merger agreement, at the effective time of the merger, each share of Entropic common stock (other than excluded shares, which will be cancelled for no consideration) will be converted into the right to receive $1.20 in cash, without interest and 0.2200 of a share of MaxLinear Class A common stock, and cash payable in lieu of any fractional shares. The cash portion of the merger consideration will be derived from Entropic’s cash and, if necessary, MaxLinear’s cash, in accordance with the terms of the merger agreement. Specifically, under the merger agreement, at or prior to the effective time, Entropic will deposit with the exchange agent an aggregate amount of cash as directed by MaxLinear (not to exceed the aggregate amount of cash then held by Entropic and its subsidiaries, less $10,000,000) and MaxLinear will deposit with the exchange agent an aggregate amount of cash equal to the remaining amount of cash required to pay the cash portion of the merger consideration under the merger agreement.

The unaudited pro forma combined statements of operations for the year ended December 31, 2014 combines the historical consolidated statements of operations of MaxLinear and Entropic, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 combines the historical consolidated balance sheets of MaxLinear and Entropic, giving effect to the merger as if it had occurred on December 31, 2014. The historical consolidated financial information has been adjusted in the unaudited pro forma combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma combined financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma combined financial statements; (ii) MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus; (iii) Entropic’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus; and (iv) additional information contained in, or incorporated by reference into, this joint proxy statement/prospectus.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. Since the unaudited pro forma combined financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company.

MaxLinear and Entropic

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2014

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	MaxLinear	Entropic
Net revenue	$133,112	$191,619			$324,731
Cost of net revenue	51,154	98,368	(4,689)	A	144,833

Gross profit	81,958	93,251			179,898
Operating expenses:
Research and development	56,625	117,234	180	A	174,039
Selling, general and administrative	34,191	61,560	16,866	A	112,617
Restructuring charges	—	12,375			12,375

Total operating expenses	90,816	191,169			299,031

Loss from operations	(8,858)	(97,918)			(119,133)
Interest income	236	611			847
Interest expense	(15)	(27)			(42)
Other income (expense), net	(108)	297			189

Loss before income taxes	(8,745)	(97,037)			(118,139)
Provision (benefit) for income taxes	(1,704)	1,087		B	(617)

Net loss	$(7,041)	$(98,124)			$(117,522)

Net loss per share, basic and diluted	$(0.19)				$(2.08)

Shares used in computing net loss per share, basic and diluted	36,472		19,999	C	56,471

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 7 –Adjustments to Unaudited Pro Forma Combined Statements of Operations.

MaxLinear and Entropic

Unaudited Pro Forma Combined Balance Sheet

December 31, 2014

(in thousands, except per share data)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	MaxLinear	Entropic
Assets
Current assets:
Cash and cash equivalents	$20,696	$17,307	$(20,562)	A	$17,441
Short-term investments	48,399	79,397	(79,397)	A	48,399
Accounts receivable, net	18,523	27,795			46,318
Inventory	10,858	10,404			21,262
Prepaid expenses and other current assets	2,438	7,337	233	I	10,008

Total current assets	100,914	142,240			143,428
Property and equipment, net	12,441	17,413			29,854
Long-term investments	10,256	9,126	(9,126)	A	10,256
Intangible assets	10,386	33,588	57,812	B	101,786
Goodwill	1,201	4,688	56,754	C	62,643
Other long-term assets	513	3,860	(1,054)	I	3,319

Total assets	$135,711	$210,915			$351,286

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$7,509	$7,210			$14,719
Deferred revenue and deferred profit	3,612	141			3,753
Accrued price protection liability	10,018	—			10,018
Accrued expenses and other current liabilities	5,548	10,730	11,212	D, I	27,490
Accrued compensation	6,559	8,387			14,946

Total current liabilities	33,246	26,468			70,926
Deferred rent	2,177	6,350			8,527
Other long-term liabilities	1,186	1,837	(94)	I	2,929
Commitments and contingencies
Stockholders’ equity:
Common stock	4	91	(89)	E	6
Additional paid-in capital	177,912	505,900	(331,475)	F	352,337
Accumulated other comprehensive income (loss)	(25)	175	(175)	G	(25)
Accumulated deficit	(78,789)	(329,906)	325,281	H,D	(83,414)

Total stockholders’ equity	99,102	176,260			268,904

Total liabilities and stockholders’ equity	$135,711	$210,915			$351,286

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 8 – Adjustments to Unaudited Pro Forma Combined Balance Sheet.

NOTES TO THE UNAUDITED PRO FORMA

COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

Entropic Acquisition

On February 3, 2015, MaxLinear entered into an agreement and plan of merger and reorganization with Entropic, pursuant to which MaxLinear agreed to acquire all of Entropic’s outstanding equity interests. Under the terms of the merger agreement, upon consummation of the merger, all outstanding shares of capital stock of Entropic will be cancelled and converted into the right to receive merger consideration with a value equal to approximately $275.1 million in the aggregate, subject to certain adjustments specified in the merger agreement. Approximately $109.1 million of the acquisition consideration payable to Entropic stockholders will be payable in cash. Approximately $166.0 million of the acquisition consideration will be comprised of a number of shares of MaxLinear’s Class A common stock determined based on the exchange ratio of 0.2200. After applying the certain adjustments specified in the merger agreement, on a pro forma basis as of December 31, 2014, the total consideration is approximately $283.5 million, consisting of approximately $109.1 million in cash and approximately 20.0 million shares of MaxLinear’s Class A common stock (valued for purposes of these unaudited pro forma financial statements at $166.0 million based on the closing price of MaxLinear’s Class A common stock on March 3, 2015 of $8.30). MaxLinear will also assume certain of Entropic’s vested and unvested stock-based compensation awards for which $8.4 million will be recognized as purchase consideration. The Entropic acquisition is structured such that Excalibur Acquisition Corporation, a wholly-owned subsidiary of MaxLinear, will merge with and into Entropic and Entropic will continue as the surviving corporation. As soon as practicable thereafter, Entropic will merge with and into Excalibur Subsidiary, LLC, a wholly-owned subsidiary of MaxLinear, and Excalibur Subsidiary, LLC will continue as the surviving company and as a wholly-owned subsidiary of MaxLinear.

2. Basis of Presentation

The unaudited pro forma combined financial data was prepared in accordance with SEC Regulation S-X Article 11 and was based on the historical financial statements of MaxLinear and Entropic. MaxLinear is not currently aware of any significant accounting policy differences between MaxLinear and Entropic, but as further information becomes available such policy differences may be identified and could result in significant differences from the unaudited combined pro forma financial statements.

The acquisition method of accounting is based on Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements and Disclosures.

ASC Topic 805 requires, among other things, that assets and liabilities acquired be recognized at their fair values as of the acquisition date. Financial statements of MaxLinear issued after completion of the Entropic acquisition will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in these unaudited pro forma combined financial statements. In addition, ASC Topic 805 establishes that the consideration transferred be measured at the closing date of the Entropic acquisition at the then-current fair value, which will likely result in acquisition consideration that is different from the amount assumed in these unaudited pro forma combined financial statements.

ASC Topic 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers unrelated to MaxLinear in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, MaxLinear may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect MaxLinear’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC 805, acquisition-related transaction costs (such as advisory, legal, valuation, other professional fees) are not included as a component of acquisition consideration and are excluded from the unaudited pro forma combined statements of operations. Such costs will be expensed in the historical statements of operations in the periods incurred. MaxLinear expects to incur total acquisition-related transaction costs of approximately $4.6 million and Entropic expects to incur total acquisition-related transaction costs of approximately $7.9 million. As discussed in Note 8 (D), the liabilities related to these costs have been included in the unaudited pro forma combined balance sheet as of December 31, 2014.

3. Historical MaxLinear

Financial information of MaxLinear in the “Historical MaxLinear” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Entropic as of December 31, 2014. Financial information presented in the “Historical MaxLinear” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of MaxLinear for the 12 months ended December 31, 2014. Such financial information has been reclassified or classified to conform to the historical presentation in Entropic’s consolidated financial statements as set forth below (in thousands). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of MaxLinear.

Reclassification and classification of the unaudited combined pro forma balance sheet as of December 31, 2014

	Before Reclassification	Reclassification		After Reclassification
Deferred rent	$—	2,177	(i)	$2,177
Other long-term liabilities	3,363	(2,177	)(i)	1,186

(i)	Represents the reclassification of “Deferred rent” from the “Other long-term liabilities” line item in the table set forth above.

4. Historical Entropic

Financial information of Entropic in the “Historical Entropic” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Entropic as of December 31, 2014. Financial information presented in the “Historical Entropic” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Entropic for the 12 months ended December 31, 2014. Such financial information has been reclassified or classified to conform to the historical presentation in MaxLinear’s consolidated financial statements as set forth below (in thousands). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Entropic.

Reclassification and classification of the unaudited combined pro forma balance sheet as of December 31, 2014

	Before Reclassification	Reclassification		After Reclassification
Deferred tax assets—long-term	$1,054	(1,054	)(i)	$—
Other long-term assets	2,806	1,054	(i)	3,860
Deferred revenue and deferred profit	—	141	(ii)	141
Accrued expenses and other current liabilities	10,871	(141	)(ii)	10,730

(i)	Represents the reclassification of “Other long-term assets” from the “Deferred tax assets—long-term” line item in the table set forth above.
(ii)	Represents the reclassification of “Deferred revenue and deferred profit” from the “Accrued expenses and other current liabilities” line item in the table set forth above.

Reclassifications and classification in the unaudited pro forma combined statement of operations for the year ended December 31, 2014

	Before Reclassification	Reclassification		After Reclassification
Selling, general and administrative	—	61,560	(i)(ii)(iii)(iv)	73,935
Sales and marketing	24,371	(24,371	)(ii)	—
General and administrative	23,258	(23,258	)(iii)	—
Amortization of intangibles	1,244	(1,244	)(i)	—
Impairment of assets	12,687	(12,687	)(iv)	—

(i)	Represents the reclassification of “Selling, general and administrative” of $1.2 million related to amortization of intangible assets.
(ii)	Represents the reclassification of “Selling, general and administrative” of $24.4 million related to sales and marketing activities.
(iii)	Represents the reclassification of “Selling, general and administrative” of $23.3 million related to general and administrative activities.
(iv)	Represents the reclassification of “Selling, general and administrative” of $12.7 million related to the loss on disposals of fixed assets.

5. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the Entropic acquisition:

(In thousands)
Estimated Acquisition Consideration(1)
Cash	$109,085
Fair value of MaxLinear Class A common stock to be issued	165,991
Fair value of options to purchase MaxLinear Class A common stock and restricted stock units(2)	8,436

Estimated purchase price consideration	$283,512

(1)	The estimated acquisition consideration reflected in these unaudited pro forma combined financial statements does not purport to represent what the actual consideration transferred will be when the Entropic acquisition is completed. The acquisition consideration will include approximately 20.0 million shares of MaxLinear Class A common stock valued at $166.0 million based on the closing price of MaxLinear’s Class A common stock on March 3, 2015 of $8.30.
(2)	The fair value of the MaxLinear equivalent stock options was estimated using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of the MaxLinear stock price is based on the average historical volatility over the expected term based on daily closing stock prices. The expected term of the option is based on the remaining vesting period and contractual term of the options, using the simplified method of determining expected term as used by MaxLinear. The stock price volatility and expected term are based on MaxLinear’s best estimates at this time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the total consideration that will be recorded at the effective time of the acquisition.

Assumptions Used for the Valuation of MaxLinear Equivalent Stock Options:

Expected volatility	45.41%
Risk-free interest rate	0.86%
Expected term	2.61
Dividend yield	0%

6. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by MaxLinear in the acquisition, reconciled to the estimate of consideration expected to be transferred:

Calculation of Net Assets Acquired	(In thousands)
Net book value of assets acquired as of December 31, 2014	$138,228
Adjustments:
Identifiable intangible assets	91,400
Entropic unpaid transaction costs	(7,885)
Deferred taxes	327
Goodwill	61,442

Net assets acquired	$283,512

The preliminary valuation of assets acquired and liabilities assumed performed for the purposes of these unaudited pro forma combined financial statements was primarily limited to the preliminary identification and valuation of intangible assets. MaxLinear will continue to refine its identification and valuation of assets to be acquired and the liabilities to be assumed as further information becomes available. The goodwill recognized is attributable primarily to the acquired workforce, expected synergies, and other benefits that MaxLinear believes will result from combining the operations of Entropic with the operations of MaxLinear.

The following is a discussion of the adjustments made to Entropic’s assets and liabilities in connection with the preparation of these unaudited pro forma combined financial statements:

Identifiable Intangible Assets

At the Entropic acquisition date, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma combined financial statements, it is assumed that all assets will be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with Entropic, MaxLinear identified the following significant intangible assets: developed technology, in-process research and development (“IPR&D”), trademarks and trade names, customer-related intangible and product backlog. For purposes of these unaudited pro forma combined financial statements, the fair value of these intangible assets has been determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results. However, for the purposes of these unaudited pro forma combined financial statements, using currently available information, and certain other high-level assumptions, the fair value of the identifiable intangible assets were estimated by MaxLinear management to be as follows: developed technology of $61.8 million with a weighted-average useful life of 10 years, in-process IPR&D of $5.1 million which is an indefinite lived intangible asset, trademarks and trade names of $1.8 million with a weighted-average useful life of 10 years, customer-related intangible of $5.1 million with a weighted-average useful life of 10 years and product backlog of $17.6 million with a weighted-average useful life of 0.75 years.

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma combined financial statements. Once MaxLinear has full access to the specifics of Entropic’s intangible assets, additional insight will be gained that could impact: (1) the intangible assets identified; (2) the estimated total value assigned to intangible assets; and (3) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to MaxLinear only upon access to additional information and/or changes in such factors that may occur prior to the effective time of the acquisition.

Inventory

Entropic’s inventory consists of raw materials, work in process, and finished goods. For purposes of these unaudited pro forma combined financial statements, no adjustment has been made to the fair value of inventory as MaxLinear has limited knowledge as to the specific details of the inventory in order to make adjustments to the value at this point in time. Once the transaction is completed, MaxLinear will perform a valuation of inventory on hand at that time and a resulting step-up in value will be applied to Entropic inventory.

Other Assets/Liabilities

Adjustments to Entropic’s remaining assets and liabilities may also be necessary, however at this time MaxLinear has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, MaxLinear believes that the December 31, 2014 Entropic book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. MaxLinear does not anticipate that the actual adjustments for these current assets and liabilities on the closing date will be materially different. Once the transaction is complete, MaxLinear will perform a valuation of the property and equipment that could result in a material difference from the book value.

Goodwill

Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

7. Adjustments to Unaudited Pro Forma Combined Statements of Operations:

(A) Intangible Amortization – To reflect amortization of acquired finite-lived intangible assets based on their preliminary estimated fair values and estimated average useful life, less the historical Entropic amortization expense. Also, see (B) in Note 8 – Adjustments to Unaudited Pro Forma Combined Balance Sheet.

(B) Income Taxes – Entropic is anticipated to be in a net deferred tax asset position with a full valuation allowance against the domestic deferred tax asset. No proforma adjustment for taxes has been reflected in the unaudited combined statement of operations.

(C) Number of Shares Used in Per Share Calculations – To reflect the issuance of approximately 20.0 million shares of MaxLinear Class A common stock per the merger agreement based on Entropic’s common stock outstanding of 90.9 million at December 31, 2014 multiplied by the exchange ratio of 0.2200. Although the exchange ratio is fixed, the number of shares to be issued is subject to the Entropic shares outstanding as of the effective time of the merger. The impact of potential shares from the stock options and restricted stock units issued as part of the Entropic acquisition is anti-dilutive for all periods presented.

8. Adjustments to Unaudited Pro Forma Combined Balance Sheet:

(A) Cash Consideration – To reflect the payment of $109.1 million cash consideration to effect the Entropic acquisition.

(B) Intangible Assets – To reflect the preliminary fair values of intangible assets acquired. These estimated fair values and the related useful lives are considered preliminary and are subject to change. Accordingly, the estimates related to deferred taxes discussed at (I) below are also subject to change. Changes in the fair value or useful lives of the acquired intangible assets may be material. For the purposes of this proforma presentation, the developed technology, trademarks and trade names, customer-related intangible and product backlog intangible assets are being amortized using the straight-line method. IPR&D intangible assets are indefinite-lived intangible assets until the Company completes such assets and places them into production, at which time the assets will be amortized over their estimated useful lives.

(C) Goodwill – To eliminate Entropic’s goodwill and reflect the preliminary estimate of goodwill of $61.4 million.

(D) Transaction Costs – To reflect estimated transaction costs remaining to be incurred related directly to the transaction of approximately $12.5 million, including estimated investment banking, legal and accounting fees, and other external costs directly related to the Entropic acquisition. Estimated remaining transaction costs for MaxLinear and Entropic are $4.6 million and $7.9 million, respectively.

(E) Common Stock – To eliminate Entropic common stock and reflect issuance of MaxLinear Class A common shares to effect the acquisition.

(F) Additional Paid-in-capital – To reflect the following equity transactions in connection with the Entropic acquisition:

(In thousands)
Eliminate Entropic APIC	$(505,900)
Estimated fair value of MaxLinear shares to be issued	165,991
Par value of MaxLinear shares recorded within common stock	(2)
Estimated fair value of assumed stock options and RSUs deemed purchase consideration	8,436

Total	$(331,475)

The “Estimated fair value of MaxLinear shares to be issued” was based on approximately 90.0 shares of Entropic’s common stock outstanding as of December 31, 2014, multiplied by the exchange ratio of 0.2200 and the closing price of MaxLinear’s Class A common stock on March 3, 2015 of $8.30. “Estimated fair value of assumed stock options and RSUs deemed purchase consideration” represents the estimated aggregate fair value of MaxLinear’s replacement awards attributable to the service periods prior to the merger, which is considered as part of purchase consideration, and was calculated based on Entropic’s equity awards outstanding as of December 31, 2014, multiplied by the assumed exchange ratio of 0.362704 and estimated fair value of equity awards.

The fair values of MaxLinear’s Class A common stock and equity awards were estimated based on MaxLinear’s closing Class A common stock price on March 3, 2015 of $8.30 per share. A 25% increase in the price of MaxLinear’s Class A common stock would increase the aggregate merger consideration by $41.5 million, and a 25% decrease in the price of MaxLinear’s common stock would decrease the aggregate merger consideration by $41.5 million, both with a corresponding change to MaxLinear’s assets. The market price of MaxLinear’s Class A common stock which Entropic shareholders will receive in the merger as a portion of the merger consideration will continue to fluctuate from the date of this joint proxy statement/prospectus through the effective time of the merger and the final valuation could differ significantly from the current estimates.

(G) Accumulated Other Comprehensive Income – To eliminate Entropic’s accumulated other comprehensive income.

(H) Accumulated Deficit – To eliminate Entropic’s historical accumulated deficit of $329.9 million and reflect the immediate impact to MaxLinear’s accumulated deficit from the $4.6 million of transaction costs accrued by MaxLinear had the Entropic acquisition occurred on December 31, 2014.

(I) Deferred Tax Asset – Entropic is anticipated to have a net deferred tax asset position with a full valuation allowance against the domestic deferred tax. Entropic has a net deferred tax asset in their foreign jurisdictions. As a result of business combination accounting, there was a reallocation of the valuation allowance among the current and deferred tax asset classification. It is anticipated that after valuation, the net current deferred tax asset acquired will be $0.23 million and the net current deferred tax liability will be $0.23 million. These adjustments have been included in the unaudited pro forma combined balance sheet.

DESCRIPTION OF MAXLINEAR CAPITAL STOCK

As a result of the merger, holders of Entropic common stock who receive shares of MaxLinear Class A common stock in the merger will become MaxLinear stockholders. Your rights as MaxLinear stockholders will be governed by Delaware law and the amended and restated certificate of incorporation and amended and restated bylaws of MaxLinear. The following summary is qualified by reference to the provisions of applicable law and MaxLinear’s amended and restated certificate of incorporation and amended and restated bylaws, which have been filed with the Securities and Exchange Commission. See the section entitled “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus. You are urged to read the applicable provisions of Delaware law, MaxLinear’s amended and restated certificate of incorporation and MaxLinear’s amended and restated bylaws carefully and in their entirety.

General

MaxLinear’s amended and restated certificate of incorporation (referred to as the certificate of incorporation) provides for three classes of common stock: Class A common stock, Class B common stock, and common stock. No shares of common stock will be issued or outstanding until the seven year anniversary of MaxLinear’s initial public offering, or March 29, 2017, at which time all outstanding shares of Class A common stock and Class B common stock will be converted into a single class of common stock. In addition, MaxLinear’s certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by MaxLinear’s board of directors.

Generally, MaxLinear’s Class A common stock and Class B common stock vote together on a one vote per share basis, except that the Class B common stock are entitled to vote as a separate class with respect to the election of two members of MaxLinear’s board of directors and have ten votes per share in connection with approving transactions that result in a change of control of MaxLinear or that relate to MaxLinear’s equity incentive plans. If an equity plan transaction involves an increase in the number of shares reserved for issuance under MaxLinear’s equity incentive plans that would cause MaxLinear’s fully diluted capitalization to increase by an amount in excess of 2.5% per year, measured cumulatively from the date of MaxLinear’s initial public offering and including issuances not related to MaxLinear’s equity incentive plans that may be approved by MaxLinear’s board of directors, such as issuances in financing or acquisition transactions, then the Class B common stock will not be entitled to its ten vote per share preference. For purposes of calculating the share limitation on equity issuances under MaxLinear’s equity incentive plans, the number of board-approved shares is also permitted to increase at an annual rate of 2.5%, measured cumulatively from the date of each board-approved issuance. The special voting rights of the Class B common stock are described in greater detail below.

The economic rights of the Class A common stock and Class B common stock, including rights in connection with dividends and payments upon a liquidation or merger are identical, and the Class A common stock and Class B common stock will be treated equally, identically and ratably, unless differential treatment is approved by the Class A common stock and Class B common stock, each voting separately as a class.

MaxLinear’s authorized capital stock consists of 1,575,000,000 shares, all with a par value of $0.0001 per share, of which:

•	500,000,000 shares are designated as Class A common stock;

•	500,000,000 shares are designated as Class B common stock;

•	550,000,000 shares are designated as common stock; and

•	25,000,000 shares are designated as preferred stock.

As of February 13, 2015, there were 30,987,609 shares of MaxLinear Class A common stock and 6,977,834 shares of MaxLinear Class B common stock issued and outstanding, held by 72 holders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

As of February 13, 2015, there were no shares of MaxLinear preferred stock issued and outstanding.

It is a condition to the closing of the merger that the shares of MaxLinear Class A common stock issuable in the merger and the shares of MaxLinear Class A common stock issuable upon exercise of all assumed stock options and assumed restricted stock units and performance stock units under the merger agreement be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time. MaxLinear will use its reasonable best efforts to cause the shares of its Class A common stock and the shares of MaxLinear Class A common stock issuable upon exercise of all assumed stock options and assumed restricted stock units and performance stock units under the merger agreement to be authorized for listing on the NYSE upon official notice of issuance, prior to the closing date of the merger.

Class A and Class B Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of MaxLinear’s Class A common stock and MaxLinear’s Class B common stock will be entitled to share equally, identically and ratably in any dividends that MaxLinear’s board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of MaxLinear’s Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of MaxLinear’s Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Voting Rights

Holders of MaxLinear’s Class A and Class B common stock have identical voting rights, except that holders of MaxLinear’s Class A common stock are entitled to one vote per share and holders of MaxLinear’s Class B common stock are entitled to ten votes per share with respect to transactions that would result in a change of control of MaxLinear or that relate to MaxLinear’s equity incentive plans. If an equity plan transaction involves an increase in the number of shares reserved for issuance under MaxLinear’s equity incentive plans that would cause MaxLinear’s fully diluted capitalization to increase by an amount in excess of 2.5% per year, measured cumulatively from the date of MaxLinear’s initial public offering and including issuances not related to MaxLinear’s equity incentive plans that may be approved by MaxLinear’s board of directors, such as issuances in financing or acquisition transactions, then the Class B common stock will not be entitled to its ten vote per share preference. For purposes of calculating the share limitation on equity issuances under MaxLinear’s equity incentive plans, the number of board-approved shares is also permitted to increase at an annual rate of 2.5%, measured cumulatively from the date of each board approved issuance.

In addition, holders of MaxLinear’s Class B common stock have the exclusive right to elect two members of MaxLinear’s board of directors, each referred to as a Class B director. At least one of the Class B directors must be an executive officer nominated by MaxLinear’s nominating and governance committee with the consent of MaxLinear’s founders who hold a majority of the outstanding Class B common stock over which MaxLinear’s founders then exercise voting control. For this purpose, MaxLinear’s founders consist of: Kishore Seendripu, Ph.D.; Curtis Ling, Ph.D.; Madhukar Reddy, Ph.D.; Jean-Sebastien Gagne; Glenn Chang; Sheng Ye; Kimihiko Imura and Brendan Walsh. Vacancies in the two directorships reserved for Class B directors may be filled only by the affirmative vote of the holders of a majority of the outstanding Class B common stock or by the remaining Class B director (with consent of founders holding a majority of the Class B common stock over which MaxLinear’s founders then exercise voting control). Except in connection with the election of the Class B directors or as otherwise required by law or MaxLinear’s certificate of incorporation and described below, the holders of shares of MaxLinear’s Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders (including the election of all directors other than the Class B directors).

Under MaxLinear’s certificate of incorporation, MaxLinear may not increase the authorized number of shares of Class B common stock without the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class. In addition, Delaware law could require either MaxLinear Class A common stock or Class B common stock to vote as a separate class in the following circumstances:

•	If MaxLinear amended its certificate of incorporation to increase the authorized shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

•	If MaxLinear amended its certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affects them adversely then that class would be required to vote separately to approve the proposed amendment.

Under MaxLinear’s certificate of incorporation, MaxLinear may not issue any shares of Class B common stock, other than upon exercise of options, warrants, or similar rights to acquire Class B common stock outstanding prior to the completion of MaxLinear’s initial public offering and in connection with stock dividends and similar transactions.

Liquidation Rights

Upon MaxLinear’s liquidation, dissolution or winding-up, the holders of MaxLinear’s Class A common stock and MaxLinear’s Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Merger Transactions

Upon any merger or consolidation of MaxLinear into any other entity, the holders of MaxLinear Class A common stock and MaxLinear Class B common stock will be treated equally, identically and ratably, except for voting rights with respect to transactions that would result in a change of control of MaxLinear as described under the heading “Voting Rights” above.

Subdivisions and Combinations

If MaxLinear subdivides or combines in any matter outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner.

Conversion

MaxLinear’s Class A common stock and Class B common stock will each convert automatically into a single class of common stock on the seventh anniversary of MaxLinear’s initial public offering, or March 29, 2017.

Each share of MaxLinear Class B common stock is convertible at any time at the option of the holder into one share of MaxLinear Class A common stock upon written notice to the transfer agent of MaxLinear. In addition, each share of MaxLinear Class B common stock will convert automatically into one share of MaxLinear Class A common stock upon a transfer of such share.

Those transfers not triggering an automatic conversion of MaxLinear Class B common stock into MaxLinear Class A common stock include, among others, transfers by MaxLinear’s founders to their spouses (other than a transfer to a spouse or former spouse pursuant to a marital dissolution), lineal descendants or the spouses of such lineal descendants, as well as to trusts for the benefit of the founder’s spouse, lineal descendants or the spouses of such lineal descendants, provided that one or more such trust beneficiaries have dispositive power and voting power over such shares of Class B common stock. In addition, partnerships or limited liability companies who are Class B common stock holders may distribute such shares to their respective partners or members (who may further distribute the Class B common stock to their respective partners or members) without triggering a conversion to Class A common stock. Such distributions must be made pro rata in accordance with the ownership interests of such partners or members and the terms of any agreements binding on the partnership or limited liability company.

For holders of MaxLinear’s Class B common stock who are natural persons, the Class B common stock held by them, or certain permitted estate planning entities as described above, will convert automatically into Class A common stock upon their death.

Once transferred and converted into Class A common stock, the Class B common stock will not be reissued. No shares of Class B common stock will be issued after the date of MaxLinear’s initial public offering other than in connection with the exercise or conversion of options, warrants, or other rights to acquire shares of Class B common stock that were outstanding immediately prior to the completion of MaxLinear’s initial public offering or stock dividends or similar transactions.

Following the conversion of all outstanding shares of Class A common stock and Class B common stock into a single class of common stock on the seventh anniversary of MaxLinear’s initial public offering, no further shares of Class A common stock or Class B common stock will be issued.

Preferred Stock

MaxLinear’s board of directors is authorized, without further action by MaxLinear’s stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series. MaxLinear’s board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of Class A common stock or Class B common stock. Though the actual effect of any such issuance on the rights of the holders of Class A common stock or Class B common stock will not be known until MaxLinear’s board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of Class A common stock or Class B common stock;

•	reducing the likelihood that holders of Class A common stock or Class B common stock will receive dividend payments;

•	reducing the likelihood that holders of Class A common stock or Class B common stock will receive payments in the event of MaxLinear’s liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Options

As of February 13, 2015, MaxLinear had outstanding options to purchase an aggregate of 2,580,463 shares of its common stock, with a weighted average exercise price of $6.5515, pursuant to its 2010 Equity Incentive Plan, as amended, or the 2010 Plan. As of February 13, 2015, MaxLinear had outstanding options to purchase an aggregate of 1,314,098 shares of its common stock, with a weighted average exercise price of $4.0490, pursuant to its 2004 Stock Plan.

Restricted Stock Units

As of February 13, 2015, MaxLinear had 3,416,140 restricted stock units, or RSUs, outstanding pursuant to its 2010 Plan.

Anti-Takeover Effects of Delaware Law and MaxLinear’s Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and MaxLinear’s certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of MaxLinear. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of MaxLinear to first negotiate with MaxLinear’s board of directors. MaxLinear believes that the advantages gained by protecting its ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of its Class A common stock or Class B common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

MaxLinear’s certificate of incorporation and bylaws include provisions that:

•	authorize MaxLinear’s board of directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by MaxLinear’s stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of MaxLinear’s stockholders can be called only by MaxLinear’s board of directors, chairman of the board of directors, president, or by unanimous written consent of directors appointed by the holders of Class B common stock;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of MaxLinear’s stockholders, including proposed nominations of persons for election to MaxLinear’s board of directors;

•	establish that MaxLinear’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide for a dual class common stock structure, which provides MaxLinear’s founders, pre-initial public offering investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the company or its assets;

•	provide that MaxLinear’s directors may be removed only for cause;

•	provide that vacancies on MaxLinear’s board of directors may be filled only by a majority of directors then in office, even though less than a quorum, other than any vacancy in the two directorships reserved for the designees of the holders of Class B common stock, which may be filled only by the affirmative vote of the holders of a majority of the outstanding Class B common stock or by the remaining director elected by the Class B common stock (with the consent of founders holding a majority in interest of the Class B common stock over which the founders then exercise voting control);

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of MaxLinear’s capital stock to amend special provisions of MaxLinear’s certificate of incorporation and bylaws.

Delaware Anti-Takeover Statute

MaxLinear is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. MaxLinear also anticipates that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of Class A common stock or Class B common stock held by MaxLinear stockholders.

The provisions of Delaware law and MaxLinear’s certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of MaxLinear Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in MaxLinear’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for MaxLinear’s Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is P.O. Box 30170, College Station, Texas 77842.

New York Stock Exchange Listing

MaxLinear Class A common stock is listed on the NYSE under the symbol “MXL.”

COMPARISON OF RIGHTS OF STOCKHOLDERS OF MAXLINEAR AND ENTROPIC

Each of MaxLinear and Entropic is incorporated under the laws of the State of Delaware and, accordingly, the rights of MaxLinear and Entropic stockholders are governed by the General Corporation Law of Delaware (referred to herein as the DGCL). Upon completion of the merger, the Entropic stockholders will become MaxLinear stockholders. Following completion of the merger, the rights of the former Entropic stockholders and the MaxLinear stockholders will be governed by MaxLinear’s amended and restated certificate of incorporation and MaxLinear’s amended and restated bylaws, and will continue to be governed by the DGCL.

The table below summarizes material differences between the rights of Entropic’s stockholders and MaxLinear’s stockholders pursuant to their respective constitutive documents as they are currently in effect. While MaxLinear and Entropic believe that the summary table includes the material differences between the rights of their respective stockholders prior to the merger, this summary does not include a complete description of all the differences between the rights of MaxLinear’s stockholders and those of Entropic’s stockholders, nor does it include a complete description of the specific rights of the respective stockholders discussed. The inclusion of differences in the rights of these stockholders in the table is not intended to indicate that all of such differences should necessarily be considered material by you or that other differences that you may consider equally important do not exist.

Each of MaxLinear and Entropic urge you to carefully read this entire joint proxy statement/prospectus and the documents to which MaxLinear and Entropic refer in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Entropic and MaxLinear. Copies of Entropic’s certificate of incorporation and Entropic’s bylaws are incorporated by reference into this joint proxy statement/prospectus and will be sent to MaxLinear stockholders and Entropic stockholders upon request. Copies of MaxLinear’s certificate of incorporation and MaxLinear’s bylaws are incorporated by reference into this joint proxy statement/prospectus and will be sent to MaxLinear stockholders and Entropic stockholders upon request. See “Where You Can Find More Information” beginning on page 192.

Material Differences in Stockholder Rights

	ENTR Stockholder Rights	MXL Stockholder Rights
Authorized Capital Stock

Entropic is authorized to issue:

•    200,000,000 shares of common stock, par value $0.001 per share; and

•    10,000,000 shares of preferred stock, par value $0.001 per share.

The Entropic Board is authorized to issue preferred stock in one or more series.

MaxLinear is authorized to issue:

•    500,000,000 shares of Class A common stock, par value $0.0001 per share;

•    500,000,000 shares of Class B common stock, par value $0.0001 per share;

•    550,000,000 shares of common stock, par value $0.0001 per share; and

•    25,000,000 shares of preferred stock, par value $0.0001 per share.

On March 29, 2017, each one issued share of Class A common stock and each one issued share of Class B common stock will automatically, without any further action, convert into one share of

	ENTR Stockholder Rights	MXL Stockholder Rights

common stock. Following conversion, the reissuance of all shares of Class A and Class B common stock will be prohibited and such shares will be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Delaware Secretary of State required thereby, and as a result of such retirement and cancellation, the number of authorized shares of each such class shall automatically be reduced by the number of shares so retired.

The MaxLinear Board is authorized to issue preferred stock in one or more series.

Number of Directors

The Entropic Board currently has 6 members.

The number of directors is fixed exclusively by resolutions adopted by a majority of the authorized number of directors.

Entropic has adopted a classified board structure, divided into three classes designated as Class I, Class II, and Class III, respectively, with staggered 3-year terms.

The MaxLinear Board currently has 6 members, but will be expanded to 7 members following completion of the merger.

The total authorized number of directors shall be at least 2 and is fixed, from time to time, exclusively by resolutions adopted by a majority of the authorized number of directors.

MaxLinear has adopted a classified board structure, divided into three classes designated as Class I, Class II, and Class III, respectively, with staggered 3-year terms.

Election of Directors	Entropic’s bylaws provide that directors are elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized and entitled to vote thereon.

MaxLinear’s bylaws provide that all elections shall be determined by a plurality of the votes cast.

Until the earlier of March 29, 2017 or the date no shares of Class B common stock are then outstanding, two directors are elected exclusively by holders of Class B common stock, voting separately as a class; provided, that at least one of the Class B designees must be a Section 16 officer nominated by the nominating & governance committee of the MaxLinear Board, with the consent of founders holding a majority-in-interest of the outstanding Class B common stock over which the founders exercise voting control.

	ENTR Stockholder Rights	MXL Stockholder Rights
Removal of Directors	Directors may not be removed without cause, but any director may be removed from office with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of Entropic entitled to vote generally at an election of directors, voting together as a single class.	Directors may be removed from office by stockholders of MaxLinear only for cause.

Voting Rights	Each holder of Entropic common stock is entitled to one vote per share of Entropic common stock.

The holders of Class A common stock and Class B common stock shall vote together as one class on all matters; provided, however, that until March 29, 2017, the holders of Class B common stock, voting as a separate class, shall elect the two Class B designees, and the holders of Class A common stock shall have no right to vote in the election thereof.

In addition, each holder of Class A common stock shall be entitled to one vote per share, and each holder of Class B common stock shall be entitled to one vote per share; provided, however, that each holder of Class B common stock shall be entitled to ten votes per share in connection with voting on certain change of control transactions or matters relating to MaxLinear’s equity award plans.

Once issued, holders of common stock will be entitled to one vote per share.

Cumulative Voting	Delaware law allows for cumulative voting.	MaxLinear’s certificate of incorporation does not permit cumulative voting.

Quorum	The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.	Under MaxLinear’s bylaws, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum.

Vacancies on the Board of Directors	Vacancies are filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors.	Vacancies are filled only by vote of a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director; provided, however, that any

	ENTR Stockholder Rights	MXL Stockholder Rights

vacancy in the two directorships reserved for the Class B designees may be filled only by the holders of Class B common stock or by the remaining Class B designee.

Special Meeting of the Board of Directors	Special meetings of the board may be called by the chairman of the board, the chief executive officer or a majority of the total number of authorized directors.	Special meetings of the board may be called by the chairman of the board, the president, or by a majority of the directors then in office, or by the Class B designees pursuant to a resolution adopted with the unanimous consent of the Class B designees.

Stockholder Action by Written Consent	Entropic stockholders may not act by written consent.	MaxLinear stockholders may not act by written consent.

Amendment of Certificate of Incorporation

Entropic’s certificate of incorporation may be amended as required by law. In addition, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class, is required to alter, amend, or repeal any of Articles V (relating to management and the conduct of affairs), VI (relating to the limitations of officer and director liability), and VII (relating to amendments).

Under Delaware law, an amendment to a certificate of incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.

MaxLinear’s certificate of incorporation may be amended, altered, or repealed as required by law. In addition, (i) the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class and (ii) until March 29, 2017, the affirmative vote of a majority of the outstanding shares of Class A common stock and the affirmative vote of a majority of the outstanding shares of Class B common stock, each voting separately as a class, are required to amend or repeal, or adopt any provision inconsistent with Article VI (relating to the board of directors), Article VII (relating to management and the conduct of affairs), or Article X (relating to amendments).

Under Delaware law, an amendment to a certificate of incorporation generally requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment.

	ENTR Stockholder Rights	MXL Stockholder Rights
Amendment of Bylaws

The bylaws may be amended or repealed, or new bylaws adopted as follows:

•    approval of the majority of the authorized number of directors; or

•    affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon.

The bylaws may be altered, amended or repealed, or new bylaws may be adopted as follows:

•    approval of the majority of the authorized number of directors; or

•    affirmative vote of the holders of a majority of the voting power of the capital stock of MaxLinear issued and outstanding and entitled to vote thereon at any regular or special meeting of the stockholders (subject to the limitations set forth below).

The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors, voting together as a single class and, until March 29, 2017, the affirmative vote of a majority of the outstanding shares of Class A common stock and the affirmative vote of a majority of the outstanding shares of Class B common stock, each voting separately as a class, are required to amend or repeal, or adopt any provision inconsistent with Article II (Stockholders), Sections 2, 3, 4 and 6 of Article III (Board), Article IX (Indemnification of Directors and Officers), or Article X (Amendments).

Special Stockholder Meetings	Special meetings may be called only by the chairman of the board, the chief executive officer, or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.	Special meetings may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, the chairman of the board, the president, or the Class B designees pursuant to a resolution adopted with the unanimous consent of the Class B designees.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

The proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record of Entropic at the time of the giving of the required notice, who is entitled to vote at the meeting.

For business to be properly brought before an annual meeting by a record

The proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record of MaxLinear at the time of the giving of the required notice, who is entitled to vote at the meeting.

ENTR Stockholder Rights	MXL Stockholder Rights

stockholder, the record stockholder must, among other things, have given timely notice thereof in writing to the corporate secretary of Entropic at the principal executive offices of Entropic not less than 90 or more than 120 days prior to the one-year anniversary of the date of Entropic’s preceding year’s annual meeting of stockholders; provided, however, that, if the meeting is convened more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the record stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

A record stockholder’s notice must include, among other things, (i) the name and address of each stockholder and beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent”) giving the notice; (ii) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (iii) a description of any agreement or arrangement with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others acting in concert with any of the foregoing; (iv) a representation that the Proponents giving notice are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to propose the business that is specified in the notice; (v) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the

For business to be properly brought before an annual meeting by a record stockholder, the record stockholder must, among other things, have given timely notice thereof in writing to the corporate secretary of MaxLinear at the principal executive offices of MaxLinear not less than 45 or more than 75 days prior to the one-year anniversary of the date on which MaxLinear first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that, if the meeting is convened more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the record stockholder to be timely must be so received not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

A record stockholder’s notice must include, among other things, (i) a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such record stockholder and any of their respective associates and affiliates or any other person acting in concert therewith (referred to as associated persons), (ii) name and address of the record stockholder and each associated person, (iii) class, series, and number of shares of MaxLinear which are owned beneficially and of record, directly and indirectly, by the record stockholder and each associated person, and all other related ownership interests (including derivatives, hedged positions and other economic or voting interests), (iv) a description of material relationships, including financial transactions and compensation, between or among any of such parties, and (v) a representation that the record stockholder is a holder of record entitled

	ENTR Stockholder Rights	MXL Stockholder Rights

	corporation’s voting shares to carry such proposal; and (vi) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice.	to vote at such meeting and intends to appear in person or by proxy to propose such business.

Stockholder Nominations for Election as Directors

Nominations of persons for election to the board of directors may be made at an annual meeting of stockholders by any stockholder of record of Entropic at the time of the giving of the required notice, who is entitled to vote at the meeting and who has complied with the notice procedures in the Entropic bylaws.

For nominations to be properly brought before an annual meeting by a record stockholder, the record stockholder must, among other things, have given timely notice thereof in writing to the corporate secretary of Entropic at the principal executive offices of Entropic not less than 90 or more than 120 days prior to the one-year anniversary of the date of Entropic’s preceding year’s annual meeting of stockholders; provided, however, that, if the meeting is convened more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the record stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

A record stockholder’s nomination of persons for election for the board of directors must set forth, among other things, (i) the name, age, business address and residence address of each nominee, (ii) the principal occupation or employment of each nominee, (iii) the class and number of shares of each class

Nominations of persons for election to the board of directors, other than Class B designees nominated and elected solely by holders of Class B common stock may be made at an annual meeting of stockholders by any stockholder of record of MaxLinear at the time of the giving of the required notice, who is entitled to vote at the meeting and who has complied with the notice procedures in the bylaws.

For nominations to be properly brought before an annual meeting by a record stockholder, the record stockholder must, among other things, have given timely notice thereof in writing to the corporate secretary of MaxLinear at the principal executive offices of MaxLinear not less than 45 or more than 75 days prior to the one-year anniversary of the date on which MaxLinear first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that, if the meeting is convened more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the record stockholder to be timely must be so received not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

A record stockholder’s nomination of persons for election for the board of directors must set forth, among other things, (i) information about each proposed nominee that is required to be disclosed in solicitations of proxies for

	ENTR Stockholder Rights	MXL Stockholder Rights

	of capital stock of the corporation which are owned of record and beneficially by each nominee, (iv) such other information concerning each nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected), (v) the name and address of each Proponent giving the notice, (vi) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent, (vii) a description of any agreement or arrangement with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, (viii) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (ix) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of the corporation’s voting shares to elect such nominee or nominees, and (x) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice.	the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (ii) name and address of nominating parties, (iii) class, series, and number of shares of MaxLinear which are owned beneficially and of record, directly and indirectly, by each nominating party, and all other related ownership interests (including derivatives, hedged positions and other economic or voting interests), (iv) a description of material relationships, including financial transactions and compensation, between or among any of the nominating parties, any of their respective associates and affiliates or any other person acting in concert therewith, and any of the nominee’s associates and affiliates or any other person acting in concert therewith, and (v) a representation that the record stockholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy to propose such nomination.

Limitation of Liability of Directors and Officers	Entropic’s certificate of incorporation provides that the liability of a director or officer of Entropic for monetary damages shall be eliminated to the fullest extent under applicable law.	MaxLinear’s certificate of incorporation provides that to the fullest extent permitted by the DGCL, as it may be amended from time to time, MaxLinear’s directors will not be personally liable to MaxLinear or its stockholders for

	ENTR Stockholder Rights	MXL Stockholder Rights

monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers, Employees and Agents

The Entropic certificate of incorporation and bylaws provide that Entropic shall indemnify its directors and executive officers to the fullest extent not prohibited by law; provided, however, that Entropic may modify the extent of such indemnification by individual contracts with its directors and executive officers; provided, further, that Entropic shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person, or any counterclaim brought by such person, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding or counterclaim was authorized by the Entropic Board of Directors, or (iii) such indemnification is provided by Entropic, in its sole discretion, pursuant to the powers vested in the corporation under the applicable law; and, provided, further, that Entropic shall not be required to indemnify any director in connection with a proceeding (or part thereof) initiated by Entropic, or any counterclaim brought by Entropic, against such director related to a third-party compensation arrangement of such director.

Entropic shall have power to indemnify its other officers, employees and other agents as set forth in any applicable law. The Entropic Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Entropic Board of Directors shall determine.

The MaxLinear certificate of incorporation and bylaws provide for mandatory indemnification to the fullest extent permitted by law of any director or officer of MaxLinear who is or was a party or is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of MaxLinear), by reason of the fact the person is or was a director or officer of MaxLinear, or is or was serving at the request of MaxLinear as a director, officer, employee, or agent of any other enterprise or organization. However, MaxLinear is not required to indemnify any person for any action, suit or proceeding initiated by such person unless the board of directors previously approved the bringing of such action, suit or proceeding. In addition, indemnitees have a right to advancement of expenses incurred by any present or former officer or director of MaxLinear, provided that the person to whom expenses are advanced undertakes to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified by MaxLinear under the bylaws.

MaxLinear may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the company to the extent summarized above for directors and officers.

Dividends and Stock Repurchases	Dividends may be declared by the board pursuant to law at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock.	MaxLinear’s certificate of incorporation provides that subject to any applicable preference to any outstanding series of preferred stock, shares of Class A common stock and Class B common stock shall be treated equally, identically

	ENTR Stockholder Rights	MXL Stockholder Rights

and ratably, on a per share basis, with respect to any distribution paid or distributed by MaxLinear, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that in the event a dividend is paid in the form of stock, then holders of Class A common stock will receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

Stockholder Vote on Fundamental Corporate Transactions	No supermajority vote of stockholders for business combinations is required.	Each holder of Class B common stock shall be entitled to ten votes per share in connection with voting on certain change of control transactions or matters relating to MaxLinear’s equity award plans.

Form for Adjudication of Disputes	The Entropic bylaws provide that, unless Entropic consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to the DGCL, the certificate of incorporation or the bylaws, or (iv) any action asserting a claim against the corporation or any director or officer or other employee governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).	MaxLinear’s bylaws provide that, unless MaxLinear consents in writing to the selection of an alternative forum, the sole and exclusive forum is the federal district court for the Southern District of California (or, if such court does not have jurisdiction, the Superior Court of California, County of San Diego) for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to the DGCL, the certificate of incorporation or the bylaws, (iv) any action asserting a claim against the corporation or any director or officer or other employee to interpret the certificate of incorporation or the bylaws, or (v) any action asserting a claim against the corporation or any director or officer or other employee governed by the internal affairs doctrine.

Stockholder Rights Plans	Entropic is not a party to a rights plan.	MaxLinear is not a party to a rights plan.

APPRAISAL RIGHTS OF ENTROPIC STOCKHOLDERS

Under Delaware law, an Entropic stockholder may be entitled to dissenters’ rights of appraisal in connection with the merger, provided that such stockholder meets all of the conditions set forth in Section 262 of the Delaware General Corporation Law (referred to as the DGCL). In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). MaxLinear’s and Entropic’s current understanding of Delaware law is that, in the event that any stockholder would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares), a stockholder may have the right, if the stockholder does not vote in favor of the merger agreement, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court, or the Court. Pursuant to Section 262 of the DGCL, or Section 262, Entropic stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Court if the merger is completed. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the merger, are not opinions as to, and do not in any manner address, fair value under the DGCL. Entropic reserves the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph.

Entropic stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. SINCE THE FINAL ALLOCATION OF THE MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL THE CLOSING OF THE MERGER, ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Entropic stockholders wishing to demand and perfect their appraisal rights. The full text of Section 262 appears in Annex D to this joint proxy statement/prospectus.

Under Section 262, Entropic is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTES ENTROPIC’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

All Entropic stockholders wishing to consider exercising their appraisal rights should carefully review the text of Section 262 set forth in Annex D to this joint proxy statement/prospectus and consult a legal advisor. If a stockholder fails to timely and properly comply with the requirements of Section 262, that stockholder’s appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Entropic common stock, a stockholder must:

•	NOT vote in favor of adoption of the merger agreement (note that an executed and submitted proxy card which does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement);

•	deliver to Entropic a written demand for appraisal of your shares before the date of the Entropic special meeting, as described further below under “Written Demand and Notice”;

•	continuously hold shares of Entropic common stock through the date the merger is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

Only a holder of record of shares of Entropic common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of Entropic common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Entropic. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Entropic common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Entropic common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Entropic common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption of the merger agreement will not have a right to have the fair market value of their shares of Entropic common stock determined. However, failure to vote in favor of adoption of the merger agreement is not sufficient to perfect appraisal rights. If a stockholder desires to exercise its appraisal rights, that stockholder must also submit to Entropic a written demand for payment of the fair value of the Entropic common stock held. In order to assist stockholders in determining whether to exercise appraisal rights, copies of Entropic’s audited financial statements for the year ended December 31, 2014 are incorporated by reference in this joint proxy statement/prospectus.

Written Demand and Notice

A written demand for appraisal should be filed with Entropic before the special meeting. The demand notice shall be sufficient if it reasonably informs Entropic of the stockholder’s identity and that such stockholder wishes to seek appraisal with respect to its shares of Entropic common stock. All demands should be delivered to: Entropic Communications, Inc., 6350 Sequence Drive, San Diego, California 92121, Attention: General Counsel.

MaxLinear, within ten (10) days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of adoption of the merger, that the merger has become effective.

Judicial Appraisal

Within 120 days after the effective time of the merger, Entropic or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Court demanding a determination of the value of the common stock of Entropic held by all such stockholders. At the hearing on such petition, the Court shall determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to such stockholder’s shares.

After the Court determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through this proceeding, the Court shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Court. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Entropic common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Entropic common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If a stockholder submits a written demand for appraisal of its shares of Entropic common stock and otherwise properly perfects its appraisal rights, such stockholder may, upon written request mailed to MaxLinear within 120 days after the effective time of the merger, receive a written statement identifying (i) the aggregate number of shares of Entropic common stock which were not voted in favor of the adoption of the merger agreement and with respect to which Entropic has received written demands for appraisal; and (ii) the aggregate number of holders of such shares. MaxLinear will mail this statement to you within ten (10) days after receiving your written request. If no petition is filed by either MaxLinear or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that MaxLinear will file a petition with respect to the appraisal of the fair value of their shares or that MaxLinear will initiate any negotiations with respect to the fair value of those shares. MaxLinear will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Entropic common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if a stockholder submits a written demand for appraisal of its shares of Entropic common stock and otherwise properly perfects its appraisal rights, such stockholder may withdraw its demand at any time after the effective time of the merger, except that any such attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of MaxLinear and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective time of the merger. If a stockholder withdraws its demand, such stockholder will be deemed to have accepted the terms of the merger agreement, which are summarized in this joint proxy statement/prospectus and which is attached in its entirety as Annex A. If a stockholder fails to perfect or effectively withdraws or loses such right, such holder will be treated as if he, she or it had elected to receive the merger consideration and the shares of Entropic common stock held by such holder will be converted into the right to receive $1.20 in cash, without interest, and 0.2200 of a share of MaxLinear Class A common stock.

Tax Considerations

Stockholders considering exercising appraisal rights should consult with their own tax advisors with regard to the tax consequences of such actions.

Entropic urges any stockholder wishing to exercise appraisal rights, if any, to carefully read this summary of the procedures for exercising appraisal rights under Section 262 and Section 262 itself, a copy of which is attached as Annex D to this joint proxy statement/prospectus, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of statutory appraisal rights, if any.

FUTURE STOCKHOLDER PROPOSALS

MaxLinear

Stockholder Proposals for 2015 Annual Meeting

Any stockholder who intends to present a proposal at the MaxLinear 2015 annual meeting of stockholders:

•	must have submitted to the Corporate Secretary at MaxLinear, Inc., 5966 La Place Court, Suite 100, Carlsbad, California 92008 any proposal for inclusion in MaxLinear’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act on or before December 18, 2014; or

•	must have submitted to the Corporate Secretary at MaxLinear, Inc., 5966 La Place Court, Suite 100, Carlsbad, California 92008, between January 20, 2015 and February 19, 2015, any proposal for directors to be nominated or other proposals to be properly presented at MaxLinear’s 2015 annual meeting that are not to be included in MaxLinear’s proxy statement for the 2015 annual meeting, in which case the notice of the proposal must have met certain requirements set forth in MaxLinear’s bylaws and MaxLinear will not be required to include the proposal in MaxLinear’s proxy materials. If, however, MaxLinear’s 2015 annual meeting of stockholders is called for a date that is not within 30 days before or after May 20, 2015, notice must be received by MaxLinear’s Corporate Secretary at 5966 La Place Court, Suite 100, Carlsbad, California 92008, no earlier than the 120th day prior to, and no later than the 90th day prior to, the 2015 annual meeting of stockholders or the 10th day following the day on which public disclosure of the date of MaxLinear’s 2015 annual meeting of stockholders is made. All stockholder proposals must comply with MaxLinear’s bylaws and SEC regulations, including Rule 14a-8.

Entropic

If the merger is completed prior to the Entropic 2015 annual meeting, Entropic will not hold an annual meeting of its stockholders in 2015. If the merger is consummated prior to the MaxLinear 2015 annual meeting of stockholders, Entropic stockholders will be entitled to participate, as stockholders of MaxLinear and may submit proposals pursuant to the MaxLinear procedures noted above. If the merger is consummated after the MaxLinear 2015 annual meeting of stockholders, Entropic stockholders will be entitled to participate, as stockholders of MaxLinear, in the MaxLinear 2016 annual meeting of stockholders.

If the merger agreement and the transactions contemplated thereby are not adopted and approved by the requisite vote of the Entropic stockholders or if the transactions are not completed for any other reason, Entropic will hold an annual meeting of its stockholders. In such case, and as previously stated in the Entropic proxy statement filed with the Securities and Exchange Commission on April 3, 2014, any stockholder who intends to present a proposal at such annual meeting of stockholders must ensure that the proposal is received by the Corporate Secretary at Entropic Communications, Inc., 6350 Sequence Drive, San Diego, California 92121:

•	on or before December 4, 2014, if the proposal is submitted for inclusion in Entropic’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act; or

•	on or after January 14, 2015, and on or before February 13, 2015, for directors to be nominated or other proposals to be properly presented at the 2015 annual meeting that are not to be included in Entropic’s proxy statement for the 2015 annual meeting, in which case the notice of the proposal must meet certain requirements set forth in Entropic’s bylaws and Entropic will not be required to include the proposal in Entropic’s proxy materials (or, if Entropic holds its 2015 annual meeting of stockholders on a date that is not within 30 days of May 14, 2015, notice must be received by Entropic’s Corporate Secretary at 6350 Sequence Drive, San Diego, California 92121, no earlier than the 120th day prior to, and no later than the 90th day prior to, the 2015 annual meeting of stockholders or the 10th day following the day on which public disclosure of the date of Entropic’s 2015 annual meeting of stockholders is made. All stockholder proposals must comply with Entropic’s bylaws and SEC regulations, including Rule 14a-8.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California will pass upon the validity of the shares of MaxLinear Class A common stock offered by this joint proxy statement/prospectus and certain U.S. federal income tax consequences of the merger for MaxLinear.

Cooley LLP, San Diego, California, will pass upon certain U.S. federal income tax consequences of the merger for Entropic.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited MaxLinear, Inc.’s consolidated financial statements and schedule included in MaxLinear, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of MaxLinear, Inc.’s internal control over financial reporting as of December 31, 2014, as set forth in their reports, which are incorporated by reference in this joint proxy statement/prospectus of MaxLinear, Inc. and Entropic Communications, Inc. which is referred to and made a part of this registration statement of MaxLinear, Inc. MaxLinear, Inc.’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited Entropic Communications, Inc.’s consolidated financial statements and schedule included in Entropic Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Entropic Communications, Inc.’s internal control over financial reporting as of December 31, 2014, as set forth in their reports, which are incorporated by reference in this joint proxy statement/prospectus of MaxLinear, Inc. and Entropic Communications, Inc. which is referred to and made a part of this registration statement of MaxLinear, Inc. Entropic Communications, Inc.’s financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. Stockholders of MaxLinear and Entropic should rely only on the information contained in this joint proxy statement/prospectus and in the documents that MaxLinear and Entropic have incorporated by reference into this joint proxy statement/prospectus. MaxLinear and Entropic have not authorized anyone to provide stockholders of MaxLinear or Entropic with information that is different from or in addition to the information contained in this document or incorporated by reference into this joint proxy statement/prospectus.

MaxLinear and Entropic each file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by MaxLinear or Entropic at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the operation of the Public Reference Room.

The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including MaxLinear and Entropic, at www.sec.gov. You may also access the Securities and Exchange Commission filings and obtain other information about MaxLinear and Entropic through the websites maintained by MaxLinear and Entropic, which are www.MaxLinear.com and www.Entropic.com, respectively. The information contained in those websites is not incorporated by reference in this joint proxy statement/prospectus.

The following documents, which were filed by MaxLinear with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on February 23, 2015, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 12, 2015;

•	MaxLinear’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2015;

•	MaxLinear’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2015;

•	MaxLinear’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2015;

•	MaxLinear’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2015; and

•	The description of MaxLinear Class A common stock set forth in the Registration Statement on Form 8-A filed with the SEC on March 18, 2010, and any amendment or report filed for the purpose of updating such description.

The following documents, which were filed by Entropic with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01):

•	Entropic’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on February 24, 2015;

•	Entropic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2015;

•	Entropic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2015; and

•	The description of Entropic common stock set forth in the Registration Statement on Form 8-A filed with the SEC on November 20, 2007, and any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by MaxLinear and Entropic pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K or the exhibits related thereto under Item 9.01) after the date of the filing of this joint proxy statement/prospectus and before the date of the MaxLinear and Entropic special meetings are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

MaxLinear has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about MaxLinear, and Entropic has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Entropic.

You can also obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the addresses and telephone numbers listed below. To obtain timely delivery, you must request the information no later than five business days before you must make your investment decision.

MaxLinear, Inc. Attn: Investor Relations 5966 La Place Court, Suite 100 Carlsbad, California 92008 Email: ir@maxlinear.com Telephone: (760) 517-1112	Entropic Communications, Inc. Attn: Investor Relations 6350 Sequence Drive San Diego, CA 92121 Email: ir@entropic.com Telephone: (858) 768-3852

In addition, if you have questions about the merger or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the joint proxy statement/prospectus, you may contact the appropriate contact listed above. You will not be charged for any of the documents you request.

In order for you to receive timely delivery of the documents in advance of the MaxLinear special meeting, MaxLinear should receive your request no later than April 23, 2015.

In order for you to receive timely delivery of the documents in advance of the Entropic special meeting, Entropic should receive your request no later than April 23, 2015.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in the affairs of MaxLinear or Entropic since the date of this joint proxy statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

MAXLINEAR, INC.

EXCALIBUR ACQUISITION CORPORATION

EXCALIBUR SUBSIDIARY, LLC

AND

ENTROPIC COMMUNICATIONS, INC.

Dated as of February 3, 2015

Subject Matters of Disclosure Schedules to Agreement and Plan of Merger and Reorganization

The following is a list of the subject matters addressed in the disclosure schedules delivered by Entropic Communications, Inc. to MaxLinear, Inc. and the disclosure schedules delivered by MaxLinear, Inc. to Entropic Communications, Inc. concurrently with entering into the merger agreement. Pursuant to Item 601(b)(2) of Regulation S-K, MaxLinear, Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger and Reorganization to the SEC upon request.

List of Subject Matters in Entropic Communications, Inc. Disclosure Schedule

2.7	Effect of First Step Merger on Capital Stock of the Merging Corporations
3.1	Organization and Qualification
3.3	Required Filings and Consents
3.4	Capitalization
3.5	Subsidiaries
3.8	Undisclosed Liabilities
3.9	Subsequent Changes
3.10	Real Property
3.11	Tangible Property
3.12	Intellectual Property
3.13	Material Contracts
3.14	Tax Matters
3.15	Employee Benefit Matters
3.20	Actions and Orders
3.24	Customers and Suppliers
5.2	Conduct of Business
7.8	Directors’ and Officers’ Liability Insurance

List of Subject Matters in MaxLinear, Inc. Disclosure Schedule

4.4	Capitalization
4.5	Subsidiaries
4.12	Intellectual Property
4.13	Material Contracts

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of February 3, 2015 by and among MaxLinear, Inc., a Delaware corporation (“Parent”), Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub One”), Excalibur Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub Two”), and Entropic Communications, Inc., a Delaware corporation (the “Company”). All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, each of the respective board of directors of Parent, Merger Sub One and the Company has approved and adopted this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interest of its respective stockholder(s) to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, Parent, in its capacity as sole member of Merger Sub Two, has approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interests of the sole member of Merger Sub Two to enter into this Agreement and consummate the transactions contemplated hereby.

WHEREAS, pursuant to the terms and conditions of this Agreement, Merger Sub One will be merged with and into the Company (the “First Step Merger”) in accordance with the terms and conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company will continue as the surviving corporation of the First Step Merger and as a wholly-owned subsidiary of Parent and each share of Company Common Stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the consideration set forth herein, all upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as soon as practicable following the First Step Merger, and as the second step in a single integrated transaction with the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”) in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act of the State of Delaware (the “DLLCA”), with Merger Sub Two as the surviving entity.

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and is hereby, adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, in order to induce the Company to enter into this Agreement and consummate the Merger, the directors and executive officers of Parent are executing voting agreements in favor of the Company concurrently with the execution of this Agreement.

WHEREAS, in order to induce Parent to enter into this Agreement and consummate the Merger, the directors and executive officers of the Company are executing voting agreements in favor of Parent concurrently with the execution of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub One, Merger Sub Two and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Acquisition Proposal” shall mean any proposal, offer, or indication of interest (other than a proposal, offer, or indication of interest by the other party hereto) relating to any Acquisition Transaction.

(b) “Acquisition Transaction” shall mean, with respect to the Company or Parent, as the case may be, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto pursuant to which the stockholders of such party immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of a party hereto or one or more of such party’s Subsidiaries that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

(c) “Action” shall mean any action, claim, suit, litigation, proceeding (public or private), or criminal prosecution.

(d) “Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Anti-Corruption Laws” shall mean the United States Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act of 2010, and any similar anti-corruption or anti-bribery Laws.

(f) “business day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of California or is a day on which banking institutions located in California are authorized or required by Law or other governmental action to close.

(g) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(h) “Company 401(k) Plan” shall mean a defined contribution plan that is sponsored by the Company or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

(i) “Company Balance Sheet” shall mean the unaudited balance sheet of the Company contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(j) “Company Board” shall mean the board of directors of the Company.

(k) “Company Bylaws” shall mean the Bylaws of the Company, as amended and in effect on the date hereof.

(l) “Company Capital Stock” shall mean Company Common Stock and Company Preferred Stock.

(m) “Company Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as amended and in effect on the date hereof.

(n) “Company Common Stock” shall mean the Common Stock, par value $0.001 per share, of the Company.

(o) “Company Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates or to which the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(p) “Company ESPP” shall mean the Company’s 2007 Employee Stock Purchase Plan.

(q) “Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act as listed in the Section 16 Information.

(r) “Company Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to the Company or its Subsidiaries.

(s) “Company Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Company Material Adverse Effect, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, financial condition or results of operation of the Company and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Company Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which the Company or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement (except that the exclusion in this clause (iv) will not apply to the use of the term “Company Material Adverse Effect” in Section 8.2(a) with respect to any representation or warranty to the extent the subject matter of such representation or warranty relates to any fact, circumstance, change or effect that results from or arises out of the transactions contemplated hereby);

(v) changes following the date of this Agreement in Law or GAAP (or any interpretations of GAAP);

(vi) changes in the Company’s stock price or the trading volume of the Company stock in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition); or

(vii) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition).

(t) “Company Performance Stock Unit” shall mean any Company Stock Award that is an award representing the right to receive in the future shares of Company Common Stock from the Company in accordance with a performance-based vesting schedule or issuance schedule.

(u) “Company Preferred Stock” shall mean the Preferred Stock, par value $0.001 per share, of the Company.

(v) “Company Product” shall mean all products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of the Company and/or any of its Subsidiaries.

(w) “Company Restricted Stock Unit” shall mean any Company Stock Award that is an award representing the right to receive in the future shares of Company Common Stock from the Company in accordance with a vesting schedule or issuance schedule, and that is not a Company Performance Stock Unit.

(x) “Company Stockholders” shall mean holders of shares of Company Capital Stock.

(y) “Continuing Service Provider” shall mean any employee, director or consultant of the Company or its Subsidiaries as of immediately prior to the Effective Time who remains or becomes an employee, director or consultant of the Company, a Subsidiary of the Company, Parent or a Subsidiary of Parent immediately after the Effective Time.

(z) “Contract” shall mean any legally binding, whether oral or written, contract, subcontract, agreement or commitment, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding obligation, arrangement or understanding.

(aa) “Delaware Law” shall mean the DGCL and any other applicable Law of the State of Delaware.

(bb) “DOJ” shall mean the United States Department of Justice or any successor thereto.

(cc) “DOL” shall mean the United States Department of Labor or any successor thereto.

(dd) “Employee Benefit Plan” shall mean any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other employment, independent contractor and consulting Contracts, as well as all bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement (including early retirement and supplemental retirement), disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, programs, Contracts, policies or arrangements (whether or not in writing), which is or has been maintained, contributed to or required to be contributed to for the benefit of, or relating to, any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, or any of their respective ERISA Affiliates, or with respect to which any such party has or may have any Liability.

(ee) “Environmental Law” shall mean all laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Authority which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the WEEE Directive, or any foreign Law implementing the WEEE Directive, and the RoHS Directive or any foreign Law implementing the RoHS Directive, all as amended at any time.

(ff) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

(gg) “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or Parent, as applicable, or a Subsidiary of the Company or Parent, as applicable.

(hh) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(ii) “FTC” shall mean the United States Federal Trade Commission or any successor thereto.

(jj) “GAAP” shall mean generally accepted accounting principles, as applied in the United States.

(kk) “Governmental Authority” shall mean any government, any governmental, quasi-governmental or regulatory entity or body (including any department, commission, board, agency, instrumentality, official, organization or unit) and any court, tribunal or judicial body, in each case, whether federal, state, county, municipal, provincial, commonwealth, or other or other jurisdiction of any nature, whether local or foreign.

(ll) “Hazardous Material” shall mean any material, chemical, emission, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, corrosive, reactive, explosive, flammable, a medical or biological waste, a pollutant or otherwise a danger to health, reproduction or the environment.

(mm) “Hazardous Materials Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back, collection, recycling, or product content requirements.

(nn) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(oo) “Intellectual Property Rights” shall mean all common law and statutory rights anywhere in the world arising under or associated with (i) patents, patent applications and inventors’ certificates (“Patent”), (ii) copyrights, copyright registrations and copyright applications and mask work rights (“Copyrights”), (iii) trade and industrial secrets and know-how (“Trade Secrets”), (iv) trademarks, trade names and service marks, and any applications or registration of the same (“Trademarks”), (v) other proprietary rights relating or with respect to the protection of Technology, and (vi) analogous rights to those set forth above.

(pp) “Intervening Event” shall mean, with respect to Parent, on the one hand, or the Company, on the other hand, as applicable, any material event, circumstance, change, effect, development or condition occurring or arising after the date hereof that was not known to, nor reasonably foreseeable by, any member of the board of directors of such party, as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to, this Agreement.

(qq) “IRS” shall mean the United States Internal Revenue Service or any successor thereto.

(rr) “Knowledge” (i) of the Company, with respect to any matter in question, shall mean the knowledge of any of the executive officers of the Company, or the knowledge that any of the foregoing persons would reasonably be expected to have after making reasonable inquiry of those persons employed by the Company who would reasonably be expected to have knowledge of the matter in question, and (ii) of Parent, with respect to any matter in question, shall mean the knowledge of any of the executive officers of Parent, or the knowledge that any of the foregoing persons would reasonably be expected to have after making reasonable inquiry of those persons employed by Parent who would reasonably be expected to have knowledge of the matter in question.

(ss) “Law” shall mean applicable domestic or foreign federal, state, provincial, local, municipal or other law, statute, treaty, constitution, principle of common law, binding resolution, ordinance, code, binding edict, decree, directive, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(tt) “Liabilities” shall mean any liability, obligation or commitment of any kind, whether absolute, accrued, fixed or contingent, matured or unmatured, determined or determinable or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

(uu) “Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature.

(vv) “Nasdaq Global Select Market” shall mean the Nasdaq Global Select Market or any successor thereto.

(ww) “NYSE” shall mean the New York Stock Exchange or any successor thereto.

(xx) “Open Source License” shall mean any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, and any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License and the MIT License.

(yy) “Option Exchange Ratio” shall mean the sum of (i) the Stock Consideration plus (ii) the quotient obtained by dividing (A) the Cash Consideration, by (B) the volume weighted average closing price of Parent Class A Common Stock as reported on the NYSE over the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the Closing Date.

(zz) “Order” shall mean any judgment, decision, decree, injunction, ruling, writ, assessment or order, whether temporary, preliminary or permanent, of any Governmental Authority that is binding on any Person or its property under applicable Law.

(aaa) “Parent Balance Sheet” shall mean the unaudited balance sheet of Parent contained in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(bbb) “Parent Board” shall mean the board of directors of Parent.

(ccc) “Parent Bylaws” shall mean the Bylaws of Parent, as amended and in effect on the date hereof.

(ddd) “Parent Certificate of Incorporation” shall mean Parent’s Certificate of Incorporation, as amended and in effect on the date hereof.

(eee) “Parent Class A Common Stock” shall mean the Class A Common Stock, par value $0.0001 per share, of Parent.

(fff) “Parent Class B Common Stock” shall mean the Class B Common Stock, par value $0.0001 per share, of Parent.

(ggg) “Parent Common Stock” shall mean the Parent Class A Common Stock and Parent Class B Common Stock.

(hhh) “Parent Preferred Stock” shall mean the Preferred Stock, par value $0.0001 per share, of Parent.

(iii) “Parent Employee Plans” shall mean all Employee Benefit Plans maintained, or contributed to by Parent, any of Parent’s Subsidiaries or any of their respective ERISA Affiliates or to which Parent, any of Parent’s Subsidiaries or any of their respective ERISA Affiliates is obligated to contribute, or under which any of them has or may reasonably be likely to have any liability for premiums or benefits or other obligations.

(jjj) “Parent Intellectual Property Rights” shall mean Intellectual Property Rights that are owned by or exclusively licensed to Parent or its Subsidiaries.

(kkk) “Parent In Licenses” shall mean all Contracts pursuant to which a third party has licensed to Parent or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights to any Intellectual Property Right (including under any Open Source License) that is material to the business of Parent or any Parent Subsidiary other than Contracts with respect to commercially available Technology that is not included in any Parent Product or necessary to the manufacture of any Parent Product.

(lll) “Parent IP Licenses” shall mean the Parent Out Licenses and the Parent In Licenses.

(mmm) “Parent Out Licenses” shall mean all Contracts pursuant to which Parent or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Parent Intellectual Property Right, and (ii) any non-exclusive right or license to any material Parent Intellectual Property other than non-exclusive licenses granted in the ordinary course of business.

(nnn) “Parent Material Adverse Effect” shall mean any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Parent Material Adverse Effect, has had, or would reasonably be expected to have, a material adverse effect on the business, operations, financial condition or results of operation of Parent and its Subsidiaries, taken as a whole; provided, however, that no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Parent Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(i) economic, financial or political conditions in the United States or any other jurisdiction in which Parent or any of its Subsidiaries has substantial business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(ii) conditions in the semiconductor industry, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iii) conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Parent and its Subsidiaries, taken as a whole, relative to other semiconductor companies of comparable size;

(iv) the announcement or pendency of this Agreement, the Merger and the other transactions contemplated by this Agreement (except that the exclusion in this clause (iv) will not apply to the use of the term “Parent Material Adverse Effect” in Section 8.3(a) with respect to any representation or warranty to the extent the subject matter of such representation or warranty relates to any fact, circumstance, change or effect that results from or arises out of the transactions contemplated hereby);

(v) changes following the date of this Agreement in Law or GAAP (or any interpretations of GAAP);

(vi) changes in Parent’s stock price or the trading volume of Parent stock, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition); or

(vii) the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood that the underlying cause(s) of any such change may be taken into account unless otherwise excluded by this definition).

(ooo) “Parent Stockholders” shall mean holders of shares of Parent capital stock.

(ppp) “Pension Plan” shall mean an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(qqq) “Permitted Lien” shall mean (i) any Lien for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Company Balance Sheet or Parent Balance Sheet in accordance with GAAP, (ii) any mechanics’, workmen’s, warehouseman’s, repairmen’s or landlords’ Liens which arise in the ordinary course of business consistent with past practice for which adequate reserves have been established on the Company Balance Sheet or Parent Balance Sheet in accordance with GAAP, as applicable, (iii) in the case of real property, Liens that are utility easements, rights-of-way, zoning restrictions, and other similar Liens that are imposed by Governmental Authorities or are otherwise typical for the applicable property type and locality and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or (iv) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location or that are otherwise set forth on a title report or (v) purchase money security interests imposing a Lien on the products, work in process or finished goods inventory of the Company and/or any of its Subsidiaries resulting from the prepayment for Company Products in the ordinary course of business.

(rrr) “Person” shall mean any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, joint venture, estate, trust, firm or other enterprise, association, organization, entity or any Governmental Authority.

(sss) “Qualifying Amendment” shall mean an amendment or supplement to the Joint Proxy Statement/Prospectus relating to Parent, the Joint Proxy Statement/Prospectus relating to the Company or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a Parent Board Recommendation Change or a Company Board Recommendation Change (as the case may be), in each case, to the extent made in accordance with terms of Section 6.4(b), (ii) a statement of the reasons of the Parent Board or Company Board (as the case may be) for making such Parent Board Recommendation Change or Company Board Recommendation Change (as the case may be) and (iii) additional information reasonably related to the foregoing.

(ttt) “Registered Intellectual Property” shall mean any Intellectual Property Right that is the subject of a formal application or registration with any Governmental Authority (or with respect to domain names, any domain name registrar) including (i) issued Patents, (ii) registered Copyrights (including maskwork registrations), (iii) registered Trademarks, (iv) domain name registrations, and (v) any applications, including provisional applications, for such registrations (as applicable).

(uuu) “RoHS Directive” shall mean the European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment.

(vvv) “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(www) “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(xxx) “Section 16 Information” shall mean information regarding Company Insiders and (i) the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each such Company Insider and expected to be exchanged for Parent Class A Common Stock and (ii) the number of shares of Company Common Stock, together with the applicable exercise price per share, subject to each Company Stock Award held by a Company Insider which is to be assumed and converted into options to purchase Parent Class A Common Stock, in each case, in connection with the Merger, which shall be provided by the Company to Parent within ten (10) business days after the date of this Agreement.

(yyy) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

(zzz) “Subsidiary” of any Person shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns at least a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(aaaa) “Superior Proposal” shall mean any bona fide, unsolicited written Acquisition Proposal with respect to Parent or the Company, as applicable (provided, however, that for purposes of the definition of

“Superior Proposal,” (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%) that did not result from or arise in connection with a breach or violation in any material respect, as applicable, of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by such party and with respect to which the board of directors of such party shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel and, and after taking into account, among other things, the financial, legal and regulatory aspects of such Acquisition Proposal, the extent to which such Acquisition Proposal is conditioned on third party financing and, if so, the extent to which the Person proposing such Acquisition Proposal has obtained commitments for any such third party financing, as well as any counter-offer or proposal made by the other party hereto) that (i) the acquiring party is reasonably capable of timely consummating the proposed Acquisition Proposal on the terms proposed and without unreasonable delay, and (ii) the proposed Acquisition Proposal would, if timely consummated in accordance with its terms, be more favorable to the stockholders of the applicable party hereto (in their capacity as such) from a financial point of view than the Merger and other transactions contemplated by this Agreement and any counter-offer or proposal made by the other party hereto.

(bbbb) “Tax” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, business and occupation, sales, use and occupation, and value added, goods and services, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law, and including any arrangement for group or consortium relief or similar arrangement).

(cccc) “Tax Return” shall mean any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(dddd) “Technology” shall mean tangible embodiments of any or all of the following (i) works of authorship including computer programs, source code, executable code, RTL and GDS II files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data related to the foregoing, (ii) inventions (whether or not patentable), discoveries, improvements, and technology, (iii) trade secrets and know how, (iv) databases, data compilations and collections, and technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors, and hardware development tools, and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

(eeee) “Triggering Event” shall mean, and shall be deemed to have occurred with respect to Parent, on the one hand, or the Company, on the other hand, if, prior to the Effective Time, any of the following shall have occurred with respect to such party:

(i) such party shall have breached the terms of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 in any material respect (whether or not resulting in the receipt of an Acquisition Proposal);

(ii) the Company shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus in the case of the Company, or Parent shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus in the case of Parent;

(iii) the Company Board or any committee thereof shall have for any reason effected a Company Board Recommendation Change in the case of the Company, or the Parent Board or any committee thereof shall have effected a Parent Board Recommendation Change in the case of Parent;

(iv) the Company Board or any committee thereof shall have for any reason approved, or recommended that the Company Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of the Company, or the Parent Board or any committee thereof shall have for any reason approved, or recommended that the Parent Stockholders approve, any Acquisition Proposal or Acquisition Transaction other than the transactions contemplated by this Agreement (whether or not a Superior Proposal) in the case of Parent;

(v) an Acquisition Proposal (whether or not a Superior Proposal) shall have been made in respect of such party by a Person unaffiliated with the other party hereto and, after notice of such Acquisition Proposal is first published, sent or given to such party’s stockholders, within five (5) business days of the request by the other party hereto, such party shall not have sent to its stockholders, a statement unconditionally reaffirming the Company Board Recommendation in the case of the Company, or the Parent Board Recommendation in the case of Parent, and unconditionally recommending that its stockholders reject such Acquisition Proposal and not tender any shares of its capital stock into such Acquisition Proposal if made in the form of a tender or exchange offer; or

(vi) except for the confidentiality agreement required by Section 6.3 as a pre-condition to taking any actions described therein, such party shall have entered into a letter of intent, memorandum of understanding or other Contract accepting any Acquisition Proposal (whether or not a Superior Proposal).

(ffff) “WEEE Directive” shall mean the European Directive 2002/96/EC on waste electrical and electronic equipment.

Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Anti-Corruption Law	3.18(b)
Antitrust Laws	7.2(a)
Assumed Option	2.7(d)
Assumed Unit	2.7(d)(ii)
Barclays	3.26
Book-Entry Shares	2.8(b)(i)
Cancelled Company Shares	2.7(b)(iv)
Cash Consideration	2.7(b)(i)
Certificate	2.8(b)(i)
Certificate of Merger	2.3(a)
Closing	2.2
Closing Date	2.2
Code	Recitals
Company	Preamble
Company 2001 Plan	3.4(a)
Company 2007 Director Plan	3.4(a)
Company 2007 Plan	3.4(a)
Company 2012 Inducement Plan	3.4(a)
Company Board Recommendation	6.4(a)
Company Board Recommendation Change	6.4(b)
Company Capitalization Representations	8.2(a)(ii)
Company Disclosure Letter	Article III
Company Expense Reimbursement	9.3(c)(vi)
Company Fundamental Representations	8.2(a)(i)
Company In Licenses	3.12(e)

Term	Section Reference
Company IP Licenses	3.12(f)
Company Material Contract	3.13(a)
Company Non-U.S. Employee Plans	3.15(i)
Company Out Licenses	3.12(f)
Company Permits	3.19
Company Qualified Plan	3.15(e)
Company Real Property Leases	3.10
Company Registered Intellectual Property Rights	3.12(a)
Company SEC Reports	3.6
Company Stock Awards	3.4(c)
Company Stock Option	2.7(d)(i)
Company Stock Plans	3.4(b)
Company Stockholder Meeting	7.4(a)
Company Subsidiary Documents	3.1(b)
Company Terminating Plans	7.7(a)
Company Voting Proposal	3.2(b)
Confidentiality Agreement	7.5(h)
D&O Policy	7.8(b)
Delaware Secretary of State	2.3(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DLLCA	Recitals
Dodd-Frank Act	3.6
EAR	3.18(c)(i)
ECCNs	3.18(c)(ii)
Effective Time	2.3(a)
Exchange Agent	2.8(a)(i)
Exchange Fund	2.8(a)(ii)
Export Controls	3.18(c)(i)
FCPA	3.18(b)
First Step Merger	Recitals
Import Restrictions	3.18(c)(i)
Indemnified Parties	7.8(a)
Termination Date	9.1(c)
Interim Surviving Corporation	2.1(a)
ITAR	3.18(c)(i)
Joint Proxy Statement/Prospectus	7.3(a)
Maximum Annual Premium	7.8(b)
Merger	Recitals
Merger Consideration	2.7(b)(i)
Merger Stockholder Meetings	7.4(a)
Merger Sub One	Preamble
Merger Sub Two	Preamble
OECD	3.18(b)
OFAC	3.18(c)(i)
Parent	Preamble
Parent 2004 Plan	4.4(a)
Parent 2010 Plan	4.4(a)
Parent Board Recommendation	6.4(a)
Parent Board Recommendation Change	6.4(b)
Parent Capitalization Representations	8.3(a)(ii)

Term	Section Reference
Parent Disclosure Letter	Article IV
Parent ESPP	4.4(a)
Parent Expense Reimbursement	9.3(b)(vi)
Parent Fundamental Representations	8.3(a)(i)
Parent In Licenses	4.12(d)
Parent IP Licenses	4.12(e)
Parent Material Contract	4.13(a)
Parent Non-U.S. Employee Plans	4.15(h)
Parent Out Licenses	4.12(e)
Parent Permits	4.19
Parent Qualified Plan	4.15(d)
Parent Real Property Leases	4.10
Parent SEC Reports	4.6
Parent SIG	4.12(h)
Parent Stock Plans	4.4(b)
Parent Stockholder Meeting	7.4(a)
Parent Subsidiary Documents	4.1(b)
Parent Voting Proposal	4.2(b)
Pre-Recommendation Change Notice	6.4(b)(i)
Registration Statement	7.3(a)
Regulation M-A Filing	7.3(d)
Representatives	6.1
Requisite Company Stockholder Approval	3.2(c)
Requisite Parachute Vote	3.2(c)
Requisite Parent Stockholder Approval	4.2(c)
Requisite Parent Stockholder Approval	4.2(c)
Second Step Merger	Recitals
SIG	3.12(i)
Significant Company Customer	3.24(a)
Significant Company Supplier	3.24(b)
Significant Parent Customer	4.24(a)
Significant Parent Supplier	4.24(b)
Stock Consideration	2.7(b)(i)
Surviving Company	2.1(b)
Takeover Statute	3.25(a)
Tax Opinions	7.12(b)
Termination Fee Amount	9.3(b)(i)
USML	3.18(c)(ii)
WARN Act	3.16(c)

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub One shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub One shall thereupon cease and the Company shall continue as the surviving corporation of the First Step Merger and as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation of the First Step Merger, is sometimes referred to herein as the “Interim Surviving Corporation.”

(b) As part of a single integrated plan, as soon as practicable following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA, the Interim Surviving Corporation shall be merged with and into Merger Sub Two in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub Two shall continue as the surviving company of the Second Step Merger and as a wholly-owned Subsidiary of Parent. Merger Sub Two, as the surviving company of the Second Step Merger, is referred to herein as the “Surviving Company.”

2.2 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 12235 El Camino Real, Suite 200, San Diego, California, on a date and at a time to be agreed upon by Parent and the Company, which date shall be no later than the second (2nd) business day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions)), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing (the date upon which the Closing shall actually occur pursuant hereto being referred to herein as the “Closing Date”).

2.3 Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent, Merger Sub One and the Company shall cause the First Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) in accordance with the applicable provisions of the DGCL and the First Step Merger shall be effective at the Effective Time. The time of such filing and acceptance by the Delaware Secretary of State, or such later time as may be agreed in writing by Parent, Merger Sub One and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

(b) As soon as practicable after the Effective Time, Parent shall cause the Second Step Merger to be consummated under Delaware Law by filing a certificate of merger in customary form and substance with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL and a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA and the Second Step Merger shall be effective at the time of such filing and acceptance by the Delaware Secretary of State.

2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub One shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing (and subject thereto), at the effective time of the Second Step Merger, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub Two as the surviving entity in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub Two as the surviving entity in the Second Step Merger.

2.5 Organizational Documents.

(a) Interim Surviving Corporation.

(i) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub One as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Interim Surviving Corporation shall be amended so that the name of the Interim Surviving Corporation shall be “Entropic Communications, Inc.”

(ii) At the Effective Time, the bylaws of Merger Sub One as in effect immediately prior to the Effective Time shall become the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Interim Surviving Corporation and such bylaws.

(b) Surviving Company. Unless otherwise determined by Parent prior to the Effective Time (but subject to Section 7.8), the certificate of formation and the limited liability company agreement of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation and the limited liability company agreement of the Surviving Company in the Second Step Merger until thereafter amended in accordance with the applicable provisions of Delaware Law and such limited liability company agreement; provided, however, that at the effective time of the Second Step Merger, the limited liability company agreement of the Surviving Company shall be amended so that the name of the Surviving Company shall be “Entropic Communications, LLC.”

2.6 Directors, Managers and Officers.

(a) Interim Surviving Corporation. At the Effective Time, the directors of Merger Sub One immediately prior to the Effective Time shall become the directors of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub One immediately prior to the Effective Time shall become the officers of the Interim Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Interim Surviving Corporation until their respective successors are duly appointed.

(b) Surviving Company. At the effective time of the Second Step Merger, the directors and officers of the Interim Surviving Corporation shall become the managers and officers of the Surviving Company, each to hold the office in accordance with the limited liability company agreement of the Surviving Company until their respective successors are duly elected and qualified.

2.7 Effect of First Step Merger on Capital Stock of the Merging Corporations.

(a) Capital Stock of Merger Sub. Each share of common stock, par value $0.0001 per share, of Merger Sub One outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Interim Surviving Corporation, whereupon each certificate evidencing ownership of such shares of common stock of Merger Sub One shall thereafter evidence ownership of shares of common stock of the Interim Surviving Corporation.

(b) Capital Stock of the Company.

(i) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the following securities, other than as otherwise set forth in this Section 2.7(b), each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than any Cancelled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive the following consideration: (A) $1.20 in cash, without interest (such per share cash amount being referred to herein as the “Cash Consideration”) plus (B) 0.2200 of a share of Parent Class A Common Stock (such per share amount, as adjusted pursuant to Section 2.7(b)(ii), being referred to herein as the “Stock Consideration”) plus (C) any cash payable under Section 2.7(b)(iii) in lieu of fractional shares of Parent Class A Common Stock otherwise issuable pursuant hereto, upon the surrender of a Certificate representing such share of Company Common Stock (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner set forth in Section 2.8(h)). For all purposes of and under this Agreement, the term “Merger Consideration” shall mean the Cash Consideration plus the Stock Consideration, together with any cash payable under Section 2.7(b)(iii) in lieu of fractional shares of Parent Class A Common Stock otherwise issuable pursuant hereto. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration issuable and payable in respect thereof pursuant to this Section 2.7(b) and any dividends or other distributions issuable or payable in respect thereof pursuant to Section 2.8(c) upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(b)(iii) and Section 2.8(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Interim Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Parent, the Interim Surviving Corporation or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, the Stock Consideration shall be adjusted appropriately to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Class A Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Class A Common Stock having a record date on or after the date hereof and prior to the Effective Time (it being understood and agreed that this clause (ii) shall not be deemed to amend or modify in any respect the restrictions set forth in Section 5.2).

(iii) No fraction of a share of Parent Class A Common Stock will be issued by virtue of the First Step Merger or pursuant to this Agreement, and in lieu thereof each holder of record of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Class A Common Stock (after aggregating all fractional shares of Parent Class A Common Stock that otherwise would be received by such holder of record) shall be entitled to receive from Parent, upon surrender of such holder’s Certificate(s) (or the receipt of an agent’s message in the case of Book-Entry Shares) in the manner set forth in Section 2.8, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the closing price of a share of Parent Class A Common Stock on the trading day ending on the Business Day immediately preceding the Closing Date, as reported on the NYSE.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub One, the Company, or the holders of any shares of Company Common Stock, each share of Company Common Stock owned by Parent, any Subsidiary of Parent or the Company or held in treasury of the Company (collectively, “Cancelled Company Shares”), in each case as of immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(c) Dissenting Company Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a stockholder who (A) has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (B) properly complied with Section 262 of the DGCL, and (C) has not effectively withdrawn or lost its rights to appraisal (“Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7. By virtue of the First Step Merger, all Dissenting Company Shares shall be cancelled and shall cease to exist and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that notwithstanding the foregoing, all Dissenting Company Shares held by a stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost such stockholder’s right to appraisal under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, the right to receive the Merger Consideration pursuant to Section 2.7(b), without any interest thereon, upon surrender of the Certificate(s) (or receipt of an agent’s message in the case of Book-Entry Shares) that formerly evidenced such shares of Company Common Stock in the manner set forth in Section 2.8. The Company shall give Parent (x) prompt notice of, together with copies of, any notice received by the Company of any stockholder’s intent to exercise its appraisal rights under Section 262 of the DGCL, demand received by the Company for payment of the fair value of any Company Shares, withdrawals of such demands, and any other instruments received by the Company which relate to any such demand for dissenter’s rights and (y) the opportunity to direct and control all negotiations and proceedings with respect to demands for dissenter’s rights under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal rights or settle or offer to settle or compromise any such demands for payment in respect of Dissenting Company Shares.

(d) Stock Awards of the Company / Company ESPP.

(i) Stock Options. At the Effective Time, each Company Stock Award that is a stock option to purchase shares of Company Common Stock (each a “Company Stock Option”) that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider, whether or not then vested or exercisable (each, an “Assumed Option”) shall be assumed by Parent and converted into an option to acquire a number of shares of Parent Class A Common Stock, as provided herein. Each such Assumed Option shall be subject to the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except that (A) the number of shares of Parent Class A Common Stock subject to such Assumed Option shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option as of immediately prior to the Effective Time by (y) the Option Exchange Ratio (with the resulting number rounded down to the nearest whole share of Parent Class A Common Stock), and (B) the per share exercise price of each Assumed Option shall be equal to the quotient obtained by dividing (x) the per share exercise price at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Option Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). It is the intention of the parties that each Assumed Option that qualified as a United States-based incentive stock option (as defined in Section 422 of the Code) shall continue to so qualify, to the maximum extent permissible, following the Effective Time, and further, that the assumption of the Assumed Options shall be effected in a manner that satisfies the requirements of Section 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 2.7(d)(i) will be construed consistent with this intent. Each Company Stock Option that is outstanding immediately prior to the Effective Time and is held by a Person that is not a Continuing Service Provider shall not be assumed by Parent and by virtue of the Merger and without any further action on the part of Parent, Merger Sub One, Merger Sub Two, the Company or the holder thereof, shall be cancelled and shall have no further effect following the Effective Time. The Company shall take all actions reasonably necessary to cause each Company Stock Option held by a Person that is not a Continuing Employee to be cancelled and terminated as of the Effective Time, either pursuant to its terms or pursuant to an agreement with the holder thereof.

(ii) Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider and that is solely subject to time-based vesting, or with respect to Company

Performance Stock Units, that convert into awards as of the Effective Time that are solely subject to time-based vesting following the Closing as determined in accordance with Section 2.7(d)(ii) of the Company Disclosure Letter, whether or not then vested or issuable (each, an “Assumed Unit”), shall be assumed by Parent; provided, however, that each Assumed Unit shall be converted into an award to receive that number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (B) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share of Parent Class A Common Stock. Each Assumed Unit shall otherwise be subject to the same terms and conditions (including as to vesting and issuance) as were applicable under the respective Company Restricted Stock Unit immediately prior to the Effective Time. Each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a Person that is not a Continuing Service Provider shall not be assumed by Parent and by virtue of the Merger and without any further action on the part of Parent, Merger Sub One, Merger Sub Two, the Company or the holder thereof, shall be cancelled for no consideration and shall have no further effect following the Effective Time. The Company shall take all actions reasonably necessary to cause each Company Restricted Stock Unit and each Company Performance Stock Unit held by a Person that is not a Continuing Service Provider to be cancelled and terminated as of the Effective Time, either pursuant to its terms or pursuant to an agreement with the holder thereof. For purposes of clarification, the number of Company Performance Stock Units that will be considered Assumed Units will be calculated as set forth in Section 2.7(d)(ii) of the Company Disclosure Letter and all other Company Performance Stock Units shall be cancelled for no consideration and shall have no further effect following the Effective Time.

(iii) Company ESPP.

(A) Prior to the Effective Time, the Company shall take all actions necessary such that the current offering in progress as of the date of this Agreement shall be the final offering under the Company ESPP. If such offering has not ended prior to the Effective Time, then, prior to the Effective Time, the Company (x) shall take all actions necessary such that a date to be determined by the Company in accordance with the terms of the Company ESPP (but no later than the Effective Time) shall be the last day of such offering and (y) shall make such other pro-rata adjustments as may be necessary to reflect the shortened and final offering but otherwise treating such shortened and final offering as a fully effective and completed offering for all purposes under the Company ESPP. In addition, effective as of the date of this Agreement, the Company shall have taken all actions necessary such that (1) no new participant will be permitted to join the current offering in progress under the Company ESPP and (2) no participant in the Company ESPP with respect to the current offering shall be permitted to increase his or her elections with respect to the current offering.

(B) Unless it has earlier terminated, the Company shall take all actions necessary so that the Company ESPP shall terminate immediately prior to and effective as of the Effective Time. All amounts withheld by the Company on behalf of the participants in the Company ESPP that have not been used to purchase Company Common Stock at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the Company ESPP.

(C) The Company agrees to take any and all actions reasonably necessary to approve and effectuate the foregoing provisions of this Section 2.7(d)(iii).

(iv) Registration Statements for Assumed Options and Other Awards. As soon as practicable following the Effective Time, but in no event later than ten (10) business days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8 (and use its reasonable best efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) relating to shares of Parent Class A Common Stock issuable with respect to the Assumed Options and Assumed Units and shall use its reasonable best efforts to cause such registration statement to remain in effect for so long as such Assumed Options and Assumed Units remain outstanding.

2.8 Exchange Fund; Exchange of Shares.

(a) Exchange Fund.

(i) Prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”).

(ii) (A) On the Closing Date, Parent shall issue or cause to be deposited with the Exchange Agent an aggregate number of shares of Parent Class A Common Stock (represented by certificates or book-entries) sufficient to issue all Stock Consideration issuable to the holders of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(i), (B) at or prior to the Effective Time, Parent shall deposit with the Exchange Agent the Aggregate Closing Cash Amount (less the aggregate amount of cash actually deposited by the Company with the Exchange Agent pursuant to the last sentence of this Section 2.8(a)(ii)) in each case, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with the terms and conditions of this Article II. All shares of Parent Class A Common Stock made available to, and all cash deposited with, the Exchange Agent pursuant to this Section 2.8(a) shall hereinafter be referred to as the “Exchange Fund.” For purposes of this Agreement, “Aggregate Closing Cash Amount” shall mean (i) cash in an amount sufficient to pay all or a portion of all Cash Consideration payable to the holders of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(i), and (ii) cash in an aggregate amount sufficient to make all requisite payments of cash in lieu of fractional shares payable to the holders of Company Common Stock (other than any Cancelled Company Shares and any Dissenting Company Shares) pursuant to Section 2.7(b)(iii) and any cash dividends or other cash distributions which holders of shares of Company Common Stock may be entitled pursuant to Section 2.8(c). At or prior to the Effective Time, the Company shall deposit with the Exchange Agent an amount of cash that it is directed to deposit by Parent, which amount shall not be required to exceed the aggregate amount of cash and cash equivalents held by the Company and its Subsidiaries at such time minus $10,000,000.

(b) Exchange Procedures.

(i) As promptly as practicable (and in any event within two (2) business days) following the Effective Time, Parent, Merger Sub One and Merger Sub Two shall cause the Exchange Agent to mail to each holder of record of a certificate that represented outstanding shares of Company Common Stock as of immediately prior to the Effective Time (a “Certificate”), and each holder of record of uncertificated shares of Company Common Stock represented by book-entry shares (“Book-Entry Shares”) as of immediately prior to the Effective Time, (x) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof as provided in Section 2.8(h)) or Book-Entry Shares to the Exchange Agent), and (y) instructions for use in effecting the surrender of Certificates (or Book-Entry Shares) in exchange for the Merger Consideration issuable and payable in respect thereof (in accordance with Section 2.7(b)) and any dividends or other distributions to which such holders is entitled to receive pursuant to Section 2.8(c).

(ii) Upon surrender of Certificates (or effective affidavits in lieu thereof as provided in Section 2.8(h)) or Book-Entry Shares for cancellation to the Exchange Agent (or upon receipt of an appropriate agent’s message in the case of Book-Entry Shares), together with a letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates and/or Book-Entry Shares shall be entitled to receive in exchange therefor (A) the aggregate number of whole shares of Parent Class A Common Stock (after taking into account all Certificates or such Book-Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 2.7(b)(i) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Law), (B) the aggregate cash amounts such holders are entitled to receive pursuant to Section 2.7(b)(i), (C) the aggregate cash amounts such holders are entitled to receive in lieu of fractional shares of Parent Class A Common Stock pursuant to Section 2.7(b)(iii), and (D) the aggregate amounts of any dividends or distributions to which such holders are entitled to receive pursuant to Section 2.8(c), and any Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled. The Exchange Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on any cash amounts payable upon the surrender of such Certificates or Book-Entry Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Book-Entry Shares shall be deemed, from and after the Effective Time, to evidence only the right to receive the Merger Consideration issuable and payable in respect thereof and any dividends or distributions payable or issuable in respect thereof pursuant to Section 2.8(c). Exchange of Book-Entry Shares shall be effected in accordance with the customary procedures in respect of shares represented by book entry on the stock ledger of the Company.

(c) Dividends and Other Distributions. No dividends or other distributions declared or made after the date hereof with respect to Parent Class A Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 2.7(b)(iii), will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Class A Common Stock represented thereby until the holders of record of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in accordance with the terms of Section 2.8(b). Subject to applicable Law, promptly following the surrender of any such Certificates or Book-Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Class A Common Stock.

(d) Transfers of Ownership. In the event that shares of Parent Class A Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered (including as a result of a transfer of ownership of shares of Company Common Stock that has not been registered in the stock transfer books or ledger of the Company), it will be a condition of the issuance of such shares of Parent Class A Common Stock that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the issuance of shares of Parent Class A Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under U.S. federal, state, local or non-U.S. Law. To the extent that such amounts are so deducted or withheld and properly remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Interim Surviving Corporation, the Surviving Company or any other party hereto shall be liable to a holder of shares of Parent Class A Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Termination of Exchange Fund. At the request of Parent, any portion of the Exchange Fund which remains undistributed or unclaimed on the date that is six (6) months immediately following the Effective Time shall be delivered to Parent, and any holders of the Certificates who have not theretofore surrendered Certificates in compliance with this Section 2.8 shall thereafter look only to Parent for issuance or payment of the Merger Consideration issuable and payable in respect thereto pursuant to Section 2.7(b) and issuance and payment of any dividends or other distributions payable or issuable in respect thereof pursuant to Section 2.8(c). Any portion of the Exchange Fund that remains undistributed or unclaimed as of immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration that is issuable and payable in respect thereof pursuant to Section 2.7(b) and any dividends or distributions issuable or payable in respect thereof pursuant to Section 2.8(c); provided, however, that Parent and/or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Interim Surviving Corporation, the Surviving Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.9 Tax Treatment. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement. No party hereto shall take any action that would reasonably be expected to cause the Merger to fail to qualify, and each party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger, as a “reorganization” within the meaning of Section 368(a) of the Code, including filing the statement required by Treasury Regulations Section 1.368-3, unless otherwise required pursuant to a “final determination” within the meaning of Section 1313(a) of the Code.

2.10 Taking of Necessary Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Interim Surviving Corporation or the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub One, the directors and officers of the Company and Merger Sub One shall take all such lawful and necessary action. If, at any time after the effective time of the Second Step Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Interim Surviving Corporation and Merger Sub Two, the directors, managers, and officers of the Interim Surviving Corporation and Merger Sub Two shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Company Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in the Company Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections) and (b) for any matters disclosed and reasonably apparent on the face of the disclosure contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company’s Proxy Statement dated April 3, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 or any of the Company’s Current Reports on Form 8-K dated after December 31, 2013, in each case filed by the Company with the SEC prior to the date hereof and to the extent they relate to historical or existing facts (excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including any information in the “Risk Factors” or

“Forward-Looking Statements” sections contained therein), and provided that this subsection (b) does not apply with respect to the Company Fundamental Representations or the representations and warranties of the Company set forth in Section 3.7 (Financial Statements and Internal Controls), or Section 3.15(l) (Employee Benefits Matters)), the Company hereby represents and warrants to Parent, Merger Sub One and Merger Sub Two as follows:

3.1 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has heretofore made available to Parent a complete and accurate copy of the Company Certificate of Incorporation and the Company Bylaws, along with the charter and bylaws (or equivalent organizational documents) each as amended to date, of each of its Subsidiaries (the “Company Subsidiary Documents”). The Company Certificate of Incorporation, the Company Bylaws and the Company Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Company Board nor, to the Knowledge of the Company, any Company Stockholder has taken any action to amend the Company Certificate of Incorporation or the Company Bylaws in any respect. The Company has not taken any action in breach or violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Company Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Authority; Corporate Approvals and Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of the Company as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by the Company, and performance by the Company with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly approved by the Company Board. As of the date of this Agreement, the Company Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Company Stockholders and has unanimously resolved to recommend that the Company Stockholders adopt this Agreement (the “Company Voting Proposal”).

(c) Except for the approval of the Company Voting Proposal by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at a meeting of the Company Stockholders called to consider the Company Voting Proposal (the “Requisite Company Stockholder Approval”) and the requirement under the Exchange Act for the Company Stockholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers (the “Requisite Parachute Vote”), and assuming the accuracy of the representations and warranties set forth in Section 4.22 of this Agreement, no other corporate proceedings on the part of the Company are necessary to approve or adopt this Agreement under applicable Law and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent, Merger Sub One and Merger Sub Two, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

3.3 Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Company Stockholder Approval conflict with or violate the Company Certificate of Incorporation or the Company Bylaws or any Company Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 3.3(b), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, impairment, restriction, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries pursuant to, or the material expansion of any right (including release of source code) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of the Company or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock, and 10,000,000 shares of Company Preferred Stock. As of February 2, 2015, (i) 90,926,396 shares of Company Common Stock were issued and outstanding, (ii) 530,771 shares of Company Common Stock were reserved for future issuance under the Company’s 2001 Stock Option Plan (the “Company 2001 Plan”), (iii) 27,308,916 shares of Company Common Stock were reserved for future issuance under the Company’s 2007 Equity Incentive Plan (the “Company 2007 Plan”), (iv) 737,534 shares of Company Common Stock were reserved for future issuance under the Company’s 2007 Non-Employee Directors’ Stock Option Plan (the “Company 2007 Director Plan”), (v) 1,465,121 shares of Company Common Stock were reserved for future issuance under the Company’s 2012 Inducement Award Plan (the “Company 2012 Inducement Plan”), (vi) no shares of Company Common Stock were issued and held in the treasury of the Company, (vii) 3,553,016 shares of Company Common Stock were reserved for future issuance under the Company ESPP and (viii) no shares of Preferred Stock were issued and outstanding. Since February 2, 2015, the Company has not issued any securities (including derivative securities) except for shares of Company Common Stock purchased under the Company ESPP, issued upon exercise of Company Stock Awards, the vesting of Company Restricted Stock Units or the vesting of Company Performance Stock Units in all cases, granted either (A) as of the date hereof or (B) following the date hereof as permitted pursuant to Section 5.2(b) or Section 5.2(b) of the Company Disclosure Letter, in each case, in accordance with the terms of a Company Stock Plans or the Company ESPP, as applicable, as in effect on the date hereof.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by the Company that provides for the issuance of equity to any Person (the “Company Stock Plans”). The Company has made available to Parent complete and accurate copies of all Company Stock Plans and the forms of all award agreements issued under the Company Stock Plans.

(c) As of February 2, 2015: (i) 509,079 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and zero shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case, granted pursuant to the Company 2001 Plan; (ii) 7,872,047 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and 3,484,635 shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units and 1,398,285 shares of Company Common Stock were subject to issuance pursuant to Company Performance Stock Units, in each case, granted pursuant to the Company 2007 Plan; (iii) 489,842 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and zero shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case granted pursuant to the Company 2007 Director Plan; (iv) 192,000 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options and 110,491 shares of Company Common Stock were subject to issuance pursuant to Restricted Stock Units, in each case granted pursuant to the Company 2012 Inducement Plan; (v) 61,665 shares of Company Common Stock were subject to issuance pursuant to Company Stock Options granted pursuant to the RFMagic Plan and (v) 300,000 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the Company ESPP from the date of this Agreement through the Closing Date. Except as described in Section 3.4(a) and this Section 3.4(c), (A) no capital stock of the Company or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding and (B) there are no exercisable securities, there are no options, preemptive rights, warrants, calls, rights or Contracts of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound or otherwise promised, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or accelerate the vesting of, or enter into, any option, preemptive right, warrant, call, right, commitment, agreement, arrangement or understanding.

(d) Section 3.4(d) of the Company Disclosure Letter sets forth a complete and accurate list as of February 2, 2015, of all outstanding equity-based awards of the Company, whether payable in stock, cash or other property or any combination of the foregoing granted by the Company under any Company Stock Plans or otherwise (the “Company Stock Awards”), indicating, with respect to each Company Stock Award then outstanding, the type of awards granted, the number of shares of Company Common Stock subject to or covered by such Company Stock Award, the plan under which such Company Stock Award was granted, the exercise or purchase price (if any), date of grant, and the extent to which any vesting had occurred as of the date of this Agreement. All outstanding Company Stock Awards have been properly accounted for in accordance with GAAP on the consolidated audited financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports.

(e) There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of capital stock of the Company or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of the Company), of the Company or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other Contracts to which the Company or any of its Subsidiaries is a party, or by which it or they are bound, obligating the Company or any of its Subsidiaries with respect to any shares of Company Common Stock or shares of capital stock of any such Subsidiary.

(f) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Certificate of Incorporation or the Company Bylaws or any agreement to which the Company is a party or otherwise bound. None of the outstanding shares of Company Common Stock have been issued in violation of any United States federal or state securities laws. All of the outstanding shares of capital stock of each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or a Subsidiary of the Company free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.

(g) Company Common Stock constitutes the only class of equity securities of the Company or its Subsidiaries registered or required to be registered under the Exchange Act.

(h) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any indebtedness for borrowed money.

3.5 Subsidiaries. A complete and accurate list of all of the Subsidiaries of the Company, together with the jurisdiction of incorporation or formation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned by the Company or another Subsidiary or Affiliate of the Company, is set forth in Section 3.5 of the Company Disclosure Letter. Other than as set forth on Section 3.5 of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, or any interest convertible into or exchangeable or exercisable for any equity or voting interest in, any Person, excluding securities in any publicly traded company held for investment by the Company and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 SEC Reports. The Company has filed or furnished (as applicable) and made available to Parent all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished (as applicable) by the Company with the SEC since January 1, 2013 (collectively, the “Company SEC

Reports”). The Company SEC Reports, including all forms, reports and documents filed or furnished (as applicable) by the Company with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Company SEC Reports filed or furnished (as applicable) after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Company SEC Report has been revised, amended, modified or superseded prior to the date of this Agreement by a later filed Company SEC Report, did not at the time they were filed or furnished (as applicable) (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed or furnished (as applicable) by the Company with the SEC after the date of this Agreement, will not as of the time they are filed or furnished (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of the Company is required to file or furnish (as applicable) any forms, reports, schedules, statements or other documents with the SEC. Since January 1, 2013, other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement, neither the Company nor any Subsidiary of the Company has received from the SEC or any other Governmental Authority, any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC that (A) remain unresolved or (B) have been resolved but not publicly disclosed, or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Company’s Knowledge, there is not any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

3.7 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Company SEC Reports, including any Company SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The Chief Executive Officer and Chief Financial Officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq Global Select Market.

(c) The Company and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls over financial reporting (as such term is defined in Rule 13a-15 under the

Exchange Act) which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (iv) provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities.

(d) To the Knowledge of the Company, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements.

(f) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and/or its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2013 (except for any of the foregoing which have no reasonable basis) and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws or evidence of breach of fiduciary duty or similar violation relating to periods after January 1, 2013, by the Company or any of its officers, directors, employees or agents to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(g) To the Knowledge of the Company, since January 1, 2013, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Since January 1, 2013, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(h) The Company is in compliance in all material respects with applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

3.8 Undisclosed Liabilities. Except as reflected in the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, (iii) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or such Subsidiary (other than resulting from any breach, violation or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement to the extent such liabilities are not of the type required to be set forth on a balance sheet prepared in accordance with GAAP, (iv) liabilities less than $250,000 as to which the Company does not have actual Knowledge on the date hereof and (v) liabilities as to which the executive officers of the Company do not have actual knowledge on the date hereof that, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

3.9 Subsequent Changes

Since the date of the Company Balance Sheet through the date hereof, the Company has conducted its business in the ordinary course of business consistent with past practice, (b) since the date of the Company Balance Sheet through the date hereof, there has not occurred any Company Material Adverse Effect and (c) since the date of the Company Balance Sheet through the date hereof, there has not occurred any action taken by the Company or event that would have required the consent of Parent pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

3.10 Real Property Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Company Balance Sheet. All real property leases, subleases, licenses or other occupancy agreements to which the Company or any of its Subsidiaries is a party (collectively, the “Company Real Property Leases”) are in full force and effect, except where the failure of such Company Real Property Leases to be in full force and effect would not be reasonably likely to result in a material and negative effect on the Company and its Subsidiaries, taken as a whole. Section 3.10 of the Company Disclosure Letter contains a true, complete and accurate list of all Company Real Property Leases under which the Company or any of its Subsidiaries, as of the date of this Agreement, uses or occupies or has the right (now or in the future) to use or occupy. The Company has made available to Parent true, correct and complete copies of all Company Real Property Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto). There is no default by the Company or any of its Subsidiaries under any of the Company Real Property Leases, or, to the Knowledge of the Company, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a material and negative effect on the Company and its Subsidiaries taken as a whole.

3.11 Tangible Property. The Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Company Balance Sheet. All tangible properties and assets reflected in the Company Balance Sheet are held free and clear of all Liens, except for Permitted Liens. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter contains a complete and accurate list of all Patents or other Intellectual Property Rights that are Registered Intellectual Property owned by or registered in the name of the Company or any of its Subsidiaries (collectively the “Company Registered Intellectual Property Rights”).

(b) All Company Registered Intellectual Property Rights are owned or exclusively licensed by the Company or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business), except for Liens that, individually or in the aggregate, are not material to the Company or any Subsidiary. To the Knowledge of the Company, all material Company Intellectual Property Rights are, and following the transactions contemplated hereby shall be, valid and enforceable and freely exercisable, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. To the Company’s Knowledge, no third party claims to own or exclusively license any Company Intellectual Property Rights, other than any Company Intellectual Property Rights that are exclusively licensed to the Company and owned by the licensor. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received a letter or other written or electronic communication or correspondence that has been sent or otherwise delivered regarding any actual, alleged, or suspected infringement or misappropriation of any Company Intellectual Property Right, including any invitation to license any third party Intellectual Property Right.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, in the conduct of the business of the Company and its Subsidiaries infringed upon, violated or used without authorization or license, any Intellectual Property Right owned by any third Person. To the Company’s Knowledge, the Company and its Subsidiaries have sufficient rights to all Intellectual Property Rights used in or necessary for the conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted. There is no (and at no time within the three (3) years prior to the date of this Agreement has there been any) pending or, to the Company’s Knowledge, threatened Action, against the Company or any of its Subsidiaries, alleging that any activity, product or the conduct of the Company’s or any of its Subsidiaries’ respective businesses infringes or will infringe upon, violate or constitute the unauthorized use of any Intellectual Property Right of any third Person, or challenging the ownership, validity, or enforceability of any material Company Intellectual Property Right. Neither the Company nor any of its Subsidiaries is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any suit, action or similar legal proceeding, or any other Contract, that (i) materially restricts the Company’s or any of its Subsidiaries’ rights to use, license or transfer any material Company Intellectual Property Right, or (ii) compels or requires the Company or any of its Subsidiaries to license or transfer any material Company Intellectual Property Right. Neither the Company nor any of its Subsidiaries knows of the infringement, misappropriation or violation of any Company Intellectual Property Right.

(d) There is no pending Action before any court, Governmental Authority or arbitral tribunal brought by the Company or any of its Subsidiaries against any third party with respect to any Company Intellectual Property Right, which remain unresolved.

(e) Section 3.12(e) of the Company Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which a third party has licensed to the Company or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights (including under any Open Source License) to any Intellectual Property Right that is material to the Company or any Company Subsidiary (those Contracts described in the preceding clauses (i) or (ii), without reference to the Contracts set forth on Section 3.12(e) of the Company Disclosure Letter), the “Company In Licenses”), excluding for the purpose of the listing requirement on Section 3.12(e) of the Company Disclosure Letter (but not for purposes of the definition of Company In Licenses), Contracts with respect to commercially available Technology.

(f) Section 3.12(f) of the Company Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which the Company or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Company Intellectual Property Right, and (ii) any non-exclusive right or license to any material Company Intellectual Property (those Contracts described in the preceding clauses (i) or (ii), without reference to the Contracts set forth on Section 3.12(f) of the Company Disclosure Letter), the “Company Out Licenses,” and together with the Company In Licenses, the “Company IP Licenses”), excluding for the purpose of the listing requirement on Section 3.12(f) of the Company Disclosure Letter (but not for purposes of the definition of Company IP Licenses), non-exclusive licenses granted in the ordinary course of business.

(g) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Company IP License, is in material breach of any Company IP License that is material to the Company and its Subsidiaries, taken as a whole. The consummation of the transactions contemplated by this Agreement will not result in or cause, under any Company IP License that is material to the Company and its Subsidiaries (or under any other Contract entered into by the Company or any of its Subsidiaries containing terms that, the Knowledge of the Company, would result in or cause): (i) a third party to become licensed to, or otherwise have any right (including any right or covenant of non-assertion) to, any Intellectual Property Right owned by or licensed to Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company), (ii) Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company) to become bound by or made subject to any non-compete or other restriction on the operation or scope of its businesses, or (iii) Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company) to become obligated to pay any royalties or other amounts, or to offer any discounts, to any third party in excess of those royalties or other amounts payable or discounts offered by Company or any of its Subsidiaries before the Closing.

(h) Neither the Company nor any of its Subsidiaries has distributed any software under an Open Source License in a manner that would require any material Technology that is owned by the Company or any Affiliate to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. The Company and its Subsidiaries are in compliance in all material respects with all Open Source Licenses to which they are subject (other than inadvertent omissions of any applicable copyright notice, warranty obligation or attribution requirement).

(i) Section 3.12(i) of the Company Disclosure Letter contains a complete and correct list of each standards setting organization, university or industry body, consortium, or other multi-party special interest group in which the Company or any of its Subsidiaries is currently participating, or in which the Company or any of its Subsidiaries has participated in the past, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority (each, a “SIG”). Neither the Company nor any of its Subsidiaries has made any submission to, nor is subject to any agreement with, any SIG that would obligate the Company or any of its Subsidiaries in their capacity as an Affiliate of the Company, or, after the Closing, Parent or any of its Subsidiaries (in their capacity, after giving effect to the Merger, as an Affiliate of the Company), to grant licenses to or otherwise impair or limit its control of any Company Intellectual Property Right or any Parent Intellectual Property Right.

(j) Section 3.12(j) of the Company Disclosure Letter contains a complete and correct list of all Contracts entered into by Company or any of its Subsidiaries with any competitor of the Company or any of its Subsidiaries or any entity set forth on Section 3.12(j) of the Company Disclosure Letter, including any volume purchase agreement for any Company Product, but excluding non-disclosure agreements that do not grant to any party any Intellectual Property Right (whether to or from the Company or any of its Subsidiaries), and excluding Contracts for the sale of nominal numbers of Company Products entered into in the ordinary course of business.

3.13 Material Contracts

(a) For all purposes of and under this Agreement, a “Company Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC as determined as of the date of this Agreement, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries;

(ii) any employment-related Contract or plan, including any stock option, restricted stock unit, performance stock unit, stock appreciation right or stock purchase plan or agreement, in each case, the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated by this Agreement (whether alone or in accordance with subsequent or additional events);

(iii) any Contract (A) limiting in any respect the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent and its Subsidiaries in their capacity as Affiliates of the Company) to engage in any line of business or to compete with any Person in any line of business, market or geographic area, (B) prohibiting the Company or any of its Subsidiaries (or, after the Closing Date, Parent and its Subsidiaries in their capacity as Affiliates of the Company) from engaging in any business with any Person or otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any Company Product or to purchase or otherwise obtain any software, components, parts or services, or (C) requiring the Company or any of its Subsidiaries to provide “most favored nations” pricing or other most favored terms or granting any other exclusive rights, rights of first refusal or rights of first negotiation to any Person;

(iv) any Contract (A) relating to the pending or future disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which the Company or any of its Subsidiaries will acquire after the date of this Agreement any material equity ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(v) any material manufacturing Contract or Contract with a foundry;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $200,000 other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly-owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice;

(vii) any settlement Contract with ongoing obligations other than (A) releases that are immaterial in nature or amount entered into in the ordinary course of business, (B) settlement Contracts only involving the future payment of cash in amounts that do not exceed $200,000 in any individual case, or (C) settlement Contracts relating to Patent licenses entered into in the ordinary course of business, consistent with past practices;

(viii) any Contract that is collectively bargained by the Company;

(ix) other than purchase orders in the ordinary course of business, any other Contract (or series of related Contracts) that requires the total payment by the Company or any of its Subsidiaries in any twelve (12) month period of at least $350,000, that is not terminable by the Company or its Subsidiaries upon notice of ninety (90) days or less without material liability to the Company or its Subsidiaries and is not disclosed pursuant to clauses (i) through (viii) above, inclusive;

(x) (A) any Contract in which the Company or any of its Subsidiaries (A) has an obligation to indemnify any third party against claims of infringement or misappropriation of Intellectual Property Rights, excluding those Contracts consisting of the Company’s or a Subsidiary’s standard terms of purchase (or any purchase orders entered into in the ordinary course of business) or (B) any Company Out License pursuant to which the scope of the license granted by the Company or its Subsidiary party thereto includes, or could reasonably be expected to include, one or more Affiliates of the Company or its Subsidiaries; and

(xi) any Contract with a Significant Company Customer or Significant Company Supplier, in each case, other than purchase orders in the ordinary course of business.

(b) Section 3.13(b) of the Company Disclosure Letter contains a complete and accurate list of all Company Material Contracts as of the date hereof, to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.13(a) that describes such Company Material Contract. The Company has made available to Parent complete copies (including all exhibits and amendments thereto) of each Contract set forth on the Company Disclosure Letter.

(c) Each Company Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither the Company nor any of its Subsidiaries party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or default under, any such Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto.

3.14 Tax Matters.

(a) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects, except for such failures to prepare and timely file or failures to be true, correct and complete as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the face of the Company Balance Sheet, and withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all Taxes required to be withheld, except for such failures to pay, establish adequate reserves or withhold as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Neither the Company nor any of its Subsidiaries had any Liabilities for material unpaid Taxes as of the Company Balance Sheet Date that had not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice, except, in each case, to the extent such Liabilities would not be reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) The U.S. consolidated federal income Tax Returns of the Company have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009. Since January 1, 2008, (i) no claim has been made in writing, or to the Knowledge of the Company, any other notice, by any Governmental Authority that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns and (ii) neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax.

(e) The Company is not, and has not been at any time since January 1, 2010, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(h) The Company and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to the Company and each of its Subsidiaries, except where the failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i) None of the Company or any of its Subsidiaries has engaged in a “listed transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b)(2).

(j) Each Company Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance in all material respects with the requirements of Section 409A of the Code. No stock option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the Company Board in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither the Company, nor any Subsidiary or ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(k) Neither the Company nor any of its Subsidiaries (i) has incurred, or has any potential to incur, any material liability pursuant to any Tax sharing, Tax allocation or Tax indemnification Contract, other than any such Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of Law.

(l) None of the Company or any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

3.15 Employee Benefit Matters.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Employee Plans. Neither the Company nor any ERISA Affiliate of the Company has any plan or commitment to establish any new material Company Employee Plan, to materially modify any Company Employee Plan (except to the extent required by law or to conform any such Company Employee Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan, except, in each case, as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole.

(b) With respect to each Company Employee Plan, the Company has made available to Parent complete and accurate copies of (i) such Company Employee Plan (or a written summary of any unwritten plan) together with all amendments, (ii) in the case of any plan for which Forms 5500 are required to be filed, the most recent annual report (Form 5500) with schedules attached, (iii) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion, notification or advisory letter from the IRS, and correspondence to or from the IRS or the DOL with respect to such letter (iv) each trust agreement, group annuity contract, administration and similar material agreements, investment management or investment advisory agreements, (v) the most recent summary plan descriptions and employee handbook, or other similar material employee communications relating to employee benefits matters, (vi) all material personnel, payroll and employment manuals and policies, (vii) the most recent annual and periodic financial statements and other annual accounting of assets for each Company Employee Plan that is funded, (viii) all communications material to any employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company, (ix) all material correspondence to or from any governmental agency relating to any Company Employee Plan within the past two (2) years, (ix) the three (3) most recent plan years’ discrimination tests for each Company Employee Plan, (x) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Company Employee Plan, and (xi) the most recent annual actuarial valuations, if any, for each Company Employee Plan.

(c) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, each Company Employee Plan has been established, maintained and administered in all respects in accordance with all applicable Law, including if applicable, ERISA and the Code, and in accordance with its terms, and each of the Company, the Company’s Subsidiaries and their respective ERISA Affiliates have met their obligations with respect to each Company Employee Plan and have timely made (or timely will make) all required contributions thereto.

(d) Section 3.15(d) of the Company Disclosure Letter contains a complete and accurate list of each Company Employee Benefit Plan that has assets which include securities issued by the Company, any of the Company’s Subsidiaries or any of their respective ERISA Affiliates. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, the Company’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Company Employee Plan, and has timely filed any and all filings required under applicable Law in respect of each such Company Employee Plan.

(e) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, all Company Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Company Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Qualified Plan and to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to materially and adversely affect the qualified status of any such Company Qualified Plan. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, there has been no termination, partial termination or discontinuance of contributions to any Company Qualified Plan that resulted or may reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole. Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

(f) Neither the Company, any of the Company’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) any employee benefit plan which was ever subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(g) No Company Employee Plan provides post-termination benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither the Company nor any of its ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any employee of the Company or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(h) Except as would not result in any material Liability to the Company and its Subsidiaries, taken as a whole, there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Knowledge of the Company, threatened or reasonably anticipated, with respect to any Company Employee Plan or the assets of any Company Employee Benefit Plan, other than claims for benefits in the ordinary course.

(i) Each Company Employee Plan maintained or covering employees outside the United States (the “Company Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Law of each applicable jurisdiction. No such Company Non-U.S. Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Law, no condition exists that would prevent the Company or Parent from terminating or amending any such Company Employee Plan at any time for any reason without liability to the Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits). Section 3.15(i) of the Company Disclosure Letter contains a complete and accurate list of each country in which the Company or any of its Subsidiaries or Affiliates has operations as of the Company Balance Sheet Date and the approximate number of employees in each such country as of the Company Balance Sheet Date.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth a complete and accurate list of (i) all employment agreements with employees of the Company or any of its Subsidiaries, other than customary offer letters and other similar employment agreements entered into in the ordinary course of business and that are terminable at-will without any Liability to the Company or any of its Subsidiaries; and (ii) all operative severance agreements, programs and policies of the Company or any of its Subsidiaries, excluding, in each case, programs and policies required to be maintained by Law.

(k) Except as would not reasonably be expected to result in Material liability to the Company and its Subsidiaries, taken as a whole, all contributions required to be made with respect to any Company Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Company Balance Sheet.

(l) To the Knowledge of the Company (it being understood that for purposes of this Section 3.15(l), the definition of Knowledge shall be deemed to include the Company’s Senior Vice President of Human Resources), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

(m) No amount paid or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment from the Company or any of its Subsidiaries) as a result of the imposition of the excise taxes which may be required pursuant to Section 4999 of the Code.

3.16 Labor Matters. The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Law respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. The Company and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) To the Knowledge of the Company: (i) there are no current labor union organizing activities with respect to any employees of the Company and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of the Company and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing, or to the Knowledge of the Company, any other notice, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar foreign, state or local law relating to plant closings and layoffs. Neither the Company nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign law. The Company has made available to Parent a complete and accurate list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Company or any of its Subsidiaries during the 90 day period prior to the date of this Agreement.

(d) No employee of the Company or any of its Subsidiaries (i) to the Knowledge of the Company is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to the Company or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with the Company or any of its Subsidiaries.

(e) The Company has made available to Parent a complete and accurate list of (i) all employees of the Company or any of its Subsidiaries whose employment relationship with the Company or any of its Subsidiaries has terminated since October 1, 2014; and (ii) all employees of the Company or any of its Subsidiaries who have delivered written notice, or to the Knowledge of the Company, any other notice, on or after October 1, 2014 evidencing an intent to terminate his or her employment for any reason.

3.17 Environmental Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by the Company or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries or as a consequence of the acts of the Company, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Law. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Law or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f) The Company and the Subsidiaries have delivered to Parent or made available for inspection by Parent and its agents, representatives and employees all material environmental site assessments and environmental audits in the Company’s possession or control. The Company and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.18 Compliance with Law.

(a) Generally. Since January 1, 2013, the Company and its Subsidiaries have been and are in compliance, with, and are not in default under or violation of (and have not received any written notice, of material non-compliance, default or violation with respect to) any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with and while acting on their behalf) have, (i) directly or indirectly, taken any action which would cause it to be in violation of any applicable Anti-Corruption Laws, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees (including employees or officials of government-owned or controlled entities and public international organizations), whether directly or indirectly, or made, offered, or authorized any bribe, improper rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. None of the Company, any of its Subsidiaries, or any other entity under their control have conducted an internal investigation, or been formally investigated, charged, or prosecuted, for conduct related to violations of applicable Anti-Corruption Laws. The Company has established reasonable internal controls and procedures to ensure compliance with applicable Anti-Corruption Laws.

(c) Export Control Law.

(i) The Company and each of its Subsidiaries have complied in all material respects with all applicable export and re-export control and trade and economic sanctions Law (“Export Controls”), including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations except for any non-compliance, defaults and violations that would not reasonably be expected be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has directly or indirectly sold, exported, re-exported, transferred, diverted, or otherwise disposed of any products, software, technology, or technical data to any destination, entity, or person prohibited by the Law of the United States, without obtaining prior authorization from the competent government authorities as required by Export Controls. The Company and its Subsidiaries are in compliance in all material respects with all applicable import Laws (“Import Restrictions”), including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(ii) Neither the Company nor any of its Subsidiaries has Knowledge of any fact or circumstance that would result in any Liability for any violation of Export Control and Import Restrictions other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(iii) The Company and its Subsidiaries, including, to the Knowledge of the Company, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding the Company and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(iv) Except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United State or abroad.

(v) No Action, claim, investigation, request for information, or subpoena is pending, or to the Knowledge of the Company, threatened, concerning or relating to any export or import activity of the Company or any of its Subsidiaries. No voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

3.19 Permits. The Company and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of the Company and its Subsidiaries taken as a whole as currently conducted (collectively, the “Company Permits”). The Company Permits are in full force and effect, have not been violated in any material respect and, to the Knowledge of the Company, no suspension, revocation or cancellation thereof has been threatened, and there is no Action or investigation pending or, to the Knowledge of the Company, threatened, seeking the suspension, revocation or cancellation of any Company Permits. No Company Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

3.20 Actions and Orders.

(a) Actions. There are no material Actions (other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement), (a) pending against the Company or any of its Subsidiaries or any of their respective properties or assets, or (b) to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets. There are no investigations pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither the Company nor any Subsidiary of the Company is subject to any outstanding Order that is material to the Company and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

3.21 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by the Company or any of its Subsidiaries is in full force and effect, all premiums due thereon have been paid in full. The Company has made available a complete list of all such insurance policies to Parent prior to the date of this Agreement.

3.22 No Ownership of Parent Capital Stock Neither the Company nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of Parent as defined in Section 203 of the DGCL. Neither the Company nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Parent Class A Common Stock or any option, warrant or other right to acquire any shares of Parent Class A Common Stock.

3.23 Related Party Transactions. Except as set forth in any employment or other compensatory arrangement of the Company or any its Subsidiaries in the ordinary course of its business, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand.

3.24 Customers and Suppliers.

(a) Section 3.24(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the customers of the Company and its Subsidiaries who, in either (i) the fiscal year ended December 31, 2014 was and/or (ii) the fiscal year ending December 31, 2015 is projected to be, one of the twenty (20) largest customers of Company Products based on amounts paid or payable, as applicable, to the Company or its Subsidiaries by such customers during such period (each, a “Significant Company Customer”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any pending Action concerning any Company Products with any Significant Company Customer. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other notice, from any Significant Company Customer that such Significant Company Customer intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with the Company or any of its Subsidiaries.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries based on amounts paid by the Company and its Subsidiaries to such supplier during the fiscal year ended December 31, 2014 (each, a “Significant Company Supplier”). As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any Significant Company Supplier. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice, or to the Knowledge of the Company, any other notice, from any Significant Company Supplier that such Significant Company Supplier intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with the Company or any of its Subsidiaries.

3.25 Takeover Statutes ; Rights Plan.

(a) Assuming the accuracy of the representations and warranties set forth in Section 4.22 of this Agreement, the Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and any of the other transactions contemplated thereby, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. Other than Section 203 of the DGCL, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the laws of the State of Delaware or other applicable Law (each, a “Takeover Statute”) is applicable to the Company, the Merger or any of the other transactions contemplated by this Agreement.

(b) Neither the Company nor any of its Subsidiaries is a party to, or is otherwise bound under, any rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue, register, redeem, repurchase, vote, transfer or dispose of any shares of its capital stock or any other securities.

3.26 Fairness Opinion The Company Board received an opinion of Barclays Capital Inc. (“Barclays”) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Merger Consideration to be offered to the stockholders of the Company (other than directors and executive officers who are executing voting agreements in favor of Parent in connection with this Agreement) in the First Step Merger is fair, from a financial point of view, to the stockholders of the Company, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.

3.27 Brokers, Finders and Financial Advisors No broker, finder or investment banker (other than Barclays, whose fees will be paid by the Company) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a complete and accurate copy of all agreements between the Company and Barclays pursuant to which such firm would be entitled to any such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB ONE

AND MERGER SUB TWO

Except (a) as set forth in the disclosure letter that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement, dated as of the date hereof (the “Parent Disclosure Letter”), which expressly identifies the Section (or, if applicable, subsection) to which such exception relates (it being understood and hereby agreed that any disclosure in Parent Disclosure Letter relating to one Section or subsection shall also apply to any other Sections and subsections if and to the extent that it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that such disclosure also relates to such other Sections or subsections) and (b) for any matters disclosed and reasonably apparent on the face of the disclosure contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, Parent’s Proxy Statement dated April 17, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 or any of Parent’s Current Reports on Form 8-K dated after December 31, 2013, in each case filed by Parent with the SEC prior to the date hereof and solely to the extent they relate to historical or existing facts that have occurred prior to the date hereof (excluding any disclosures set forth therein to the extent that they are predictive, cautionary or forward-looking in nature, including any information in the “Risk Factors” or “Forward-Looking Statements” sections contained therein), and provided that this subsection (b) does not apply with respect to Parent Fundamental Representations and the representations and warranties of Parent set forth in Section 4.4(a) and (c) (Capitalization), Section 4.7 (Financial Statements and Internal Controls), and Section 4.15(j) (Employee Benefits Matters)), Parent’s hereby represents and warrants to the Company as follows:

4.1 Organization and Qualification

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted. Each of Parent, Merger Sub One and Merger Sub Two is duly qualified or licensed as a foreign corporation or limited liability company, as applicable, to do business, and is in good standing, in each jurisdiction where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has heretofore made available to the Company a complete and accurate copy of the Parent Certificate of Incorporation and Parent Bylaws, along with the charter and bylaws (or equivalent organizational documents), each as amended to date, of each of its Subsidiaries (the “Parent Subsidiary Documents”). The Parent Certificate of Incorporation, Parent Bylaws and the Parent Subsidiary Documents, each as amended to date, are in full force and effect, and neither the Parent Board nor, to the Knowledge of Parent, any Parent Stockholder, has taken any action to amend the Parent Certificate of Incorporation or the Parent Bylaws in any respect. Parent has not taken any action in breach or violation of any of the provisions of the Parent Certificate of Incorporation or the Parent Bylaws, and each Subsidiary is not in breach or violation of any of the material provisions of their respective Parent Subsidiary Documents, except, in the case of a Subsidiary, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Merger Sub One is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub Two (i) is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware, (ii) is a disregarded entity for U.S. federal income Tax purposes and (iii) does not intend to elect to be treated as anything other than a disregarded entity for federal income Tax purposes as of immediately following the Closing. Parent owns beneficially and of record all outstanding capital stock of Merger Sub One and all outstanding equity interests of Merger Sub Two, in each case, free and clear of any Liens, and no other person holds any capital stock of Merger Sub One or equity interests of Merger Sub Two nor has any rights to acquire any interest in Merger Sub One or Merger Sub Two. Each of Merger Sub One and Merger Sub Two was formed solely for the purposes of engaging in the transactions contemplated by this Agreement and activities incidental thereto and has no liabilities and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

4.2 Authority; Corporate Approvals and Enforceability.

(a) Each of Parent, Merger Sub One and Merger Sub Two has all requisite corporate and other power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and subject only to the approval of the stockholders of Parent as described below, to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof.

(b) The execution and delivery of this Agreement by Parent, and performance by Parent with its obligations hereunder, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly approved by the Parent Board. As of the date of this Agreement, the Parent Board has unanimously determined that this Agreement and the Merger and other transactions contemplated hereby are advisable and in the best interests of the Parent Stockholders and has unanimously resolved to recommend that the Parent Stockholders approve the issuance of shares of Parent Class A Common Stock in the Merger pursuant to the terms of this Agreement (the “Parent Voting Proposal”).

(c) Except for the approval of the Parent Voting Proposal by the affirmative vote of a majority of votes cast with respect to the Parent Stockholder Meeting called to consider the Parent Voting Proposal at a meeting at which quorum is present (the “Requisite Parent Stockholder Approval”) and assuming the accuracy of the representations and warranties set forth in Section 3.22 of this Agreement, no other corporate proceedings on the part of Parent are necessary to approve or adopt this Agreement under applicable Law and to consummate the Merger and other transactions contemplated hereby in accordance with the terms hereof.

(d) This Agreement has been duly and validly executed and delivered by each of Parent, Merger Sub One and Merger Sub Two, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding obligation of each of Parent, Merger Sub One and Merger Sub Two, enforceable against each of Parent, Merger Sub One and Merger Sub Two in accordance with its terms, except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

4.3 Required Filings and Consents.

(a) The execution and delivery by Parent of this Agreement does not, and the performance by Parent of its covenants and agreements under this Agreement and the consummation by Parent of the transactions contemplated by this Agreement will not, (i) assuming receipt of the Requisite Parent Stockholder Approval, conflict with or violate the Parent Certificate of Incorporation or the Parent Bylaws or any Parent Subsidiary Documents, (ii) assuming receipt of the government approvals contemplated by Section 4.3(b) conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require notice to or the consent of any Person under, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair Parent’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, or (iv) give rise to or result in any person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of Parent or any of its Subsidiaries or any of their respective assets or properties, except in the case of the preceding clauses (ii) through (iv), inclusive, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution and delivery by Parent of this Agreement does not, and the performance by Parent of its covenants and agreements under this Agreement and the consummation by Parent of the transactions contemplated by this Agreement (including the Merger) will not, require any consent, approval, order, license, authorization, registration, declaration or permit of, or filing with or notification to, any Governmental Authority, except (i) as may be required by the HSR Act, (ii) as may be required under any foreign antitrust or competition Law, (iii) the filing of the Joint Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and as may be required under the Securities Act, (iv) such consents, approvals, orders, licenses, authorizations, registrations, declarations, permits, filings, and notifications as may be required under applicable United States federal and state securities laws, (v) the filing of the Certificate of Merger or other documents as required by the DGCL and (vi) such other consents, approvals, orders, registrations, declarations, permits, filings and notifications which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Class A Common Stock, 500,000,000 shares of Parent Class B Common Stock, 550,000,000 shares of common stock of Parent, and 25,000,000 shares of Parent Preferred Stock. As of February 2, 2015, (i) 30,959,642 shares of Parent Class A Common Stock were issued and outstanding, (ii) 6,977,834 shares of Parent Class B Common Stock were issued and outstanding, (iii) no shares of common stock of Parent were issued and outstanding, (iv) no shares of Parent Preferred Stock were issued and outstanding, (v) no shares of Parent Class A Common Stock were reserved for future issuance under Parent’s 2004 Stock Plan (the “Parent 2004 Plan”), (vi) no shares of Parent Class B Common Stock were reserved for future issuance under the Parent 2004 Plan, (vii) 6,711,094 shares of Parent Class A Common Stock were reserved for future issuance under Parent’s 2010 Equity Incentive Plan (the “Parent 2010 Plan”), (viii) no shares of Parent Class B Common Stock were reserved for future issuance under the Parent 2010 Plan, (viii) 984,700 shares of Parent Class A Common Stock were available for purchase pursuant to Parent’s 2010 Employee Stock Purchase Plan (the “Parent ESPP”) and (viii) no shares of Parent Class A Common Stock were issued and held in the treasury of Parent.

(b) Section 4.4(b) of the Parent Disclosure Letter sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by Parent that provides for the issuance of equity to any Person (the “Parent Stock Plans”). Parent has made available to the Company complete and accurate copies of all Parent Stock Plans and the forms of all award agreements issued under the Parent Stock Plans.

(c) As of February 2, 2015: (i) no shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding options or awards granted pursuant to the Parent 2004 Plan; (ii) 1,314,098 shares of Parent Class B Common Stock were subject to issuance pursuant to outstanding options or awards granted pursuant to the Parent 2004 Plan (iii) 6,024,570 shares of Parent Class A Common Stock were subject to issuance pursuant to outstanding options and awards granted pursuant to the Parent 2010 Plan; and (iv) no shares of Parent Class B Common Stock were subject to issuance pursuant to outstanding options and awards granted pursuant to the Parent 2010 Plan. Except as described in Section 4.4(a) and this Section 4.4(c) and except for issuances permitted pursuant to Section 5.4(b) and Section 5.4(b) of the Parent Disclosure Letter, as of February 2, 2015, (A) no capital stock of Parent or any of its Subsidiaries or any security convertible or exchangeable into or exercisable for such capital stock, is issued, reserved for issuance or outstanding and (B) there are no exercisable securities, options, preemptive rights, warrants, calls, rights, commitments, agreements, arrangements or understandings of any kind to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its

Subsidiaries is bound, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend or accelerate the vesting of, or enter into, any such option, preemptive right, warrant, call, right, commitment, agreement, arrangement or understanding.

(d) Since February 2, 2015, Parent has not issued any securities (including derivative securities), except for (i) the issuance and sale of shares of Parent Class A Common Stock and Parent Class B Common Stock pursuant to the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, (ii) the issuance of shares of Parent Class A Common Stock in consideration of annual bonus payments to Parent’s employees in the ordinary course of business consistent with past practice, (iii) grants of purchase rights under an employee stock purchase or other similar plan, (iv) grants to newly hired employees of stock options to purchase Parent Class A Common Stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of Parent Class A Common Stock, (v) grants permitted pursuant to Section 5.4(b) or Section 5.4(b) of the Parent Disclosure Letter. There are no stockholder agreements, voting trusts, proxies or other similar agreements, arrangements or understandings to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any of its Subsidiaries. There are no rights or obligations, contingent or otherwise (including rights of first refusal in favor of Parent), of Parent or any of its Subsidiaries, to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. There are no registration rights or other Contracts to which Parent or any of its Subsidiaries is a party, or by which it or they are bound, obligating Parent or any of its Subsidiaries with respect to any shares of capital stock of Parent or any such Subsidiary.

(e) All outstanding shares of Parent Common Stock are, and all shares of Parent Class A Common Stock to be issued pursuant to the terms of this Agreement will be, upon issuance in accordance with the terms and conditions of this Agreement (including, with respect to any Assumed Option and Assumed Unit, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which such shares are issuable), duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Certificate of Incorporation or the Parent Bylaws or any agreement to which Parent is a party or otherwise bound. All of the outstanding shares of capital stock of each of the Subsidiaries of Parent are duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Parent or a Subsidiary of Parent free and clear of any and all Liens. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any indebtedness for borrowed money.

4.5 Subsidiaries. A complete and accurate list of all of the Subsidiaries of Parent, together with the jurisdiction of incorporation or formation of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned by Parent or another Subsidiary or Affiliate of Parent, is set forth in Section 4.5 of the Parent Disclosure Letter. Other than as set forth in Section 4.5 of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, or any interest convertible into or exchangeable or exercisable for any equity or voting interest in, any Person, excluding securities in any publicly traded company held for investment by Parent and comprising less than one percent (1%) of the outstanding stock of such company. Each Subsidiary of Parent is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization (to the extent such concepts exist in such jurisdictions) and has all requisite corporate or other power and authority necessary to enable it to own, lease and operate the properties it purports to own, lease or operate and to conduct its business as it is currently conducted, except to the extent that the failure to be so organized or existing or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character or location of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6 SEC Reports. Parent has filed or furnished (as applicable) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished (as applicable) by Parent with the SEC since January 1, 2013 (collectively, the “Parent SEC Reports”). The Parent SEC Reports, including all forms, reports and documents filed or furnished (as applicable) by Parent with the SEC after the date hereof and prior to the Effective Time, (i) were and, in the case of the Parent SEC Reports filed or furnished (as applicable) after the date hereof, will be, prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, as the case may be, and the rules and regulations thereunder, and (ii) except to the extent that information contained in any Parent SEC Report has been revised, amended, modified or superseded prior to the date of this Agreement by a later filed Parent SEC Report, did not at the time they were filed or furnished (as applicable) (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), and in the case of such forms, reports and documents filed or furnished (as applicable) by Parent with the SEC after the date of this Agreement, will not as of the time they are filed or furnished (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in light of the circumstances under which they were and will be made, not misleading. None of the Subsidiaries of Parent is required to file or furnished (as applicable) any forms, reports, schedules, statements or other documents with the SEC. Since January 1, 2013, other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement, neither the Parent nor any Subsidiary of the Parent has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC that (A) remain unresolved or (B) have been resolved but not publicly disclosed, or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in Parent’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

4.7 Financial Statements and Internal Controls.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules), contained in the Parent SEC Reports, including any Parent SEC Reports filed after the date of this Agreement, complied or will comply, as of its respective date, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(b) The chief executive officer and chief financial officer of Parent have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Parent is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE.

(c) Parent and each of its Subsidiaries has established and maintains, adheres to and enforces a system of internal accounting controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries and (iv) provide reasonable assurance that material information relating to the Parent, including its consolidated Subsidiaries, is made known to the management of the Parent by others within those entities.

(d) To the Knowledge of Parent, neither Parent nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent and its Subsidiaries, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

(e) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s consolidated financial statements.

(f) Since January 1, 2013, (i) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent and/or its Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2013 (except for any of the foregoing which have no reasonable basis) and (ii) no attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws or evidence of breach of fiduciary duty or similar violation relating to periods after January 1, 2011, by Parent or any of its officers, directors, employees or agents to the current Parent Board or any committee thereof or to any current director or executive officer of Parent.

(g) To the Knowledge of Parent, since January 1, 2013, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries. Since January 1, 2013, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(h) Parent is in compliance in all material respects with applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

4.8 Undisclosed Liabilities. Except as reflected in the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practice, (ii) Liabilities under this Agreement or expressly permitted to be incurred under this Agreement, and (iii) Liabilities that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

4.9 Subsequent Changes (a) Since the date of the Parent Balance Sheet through the date hereof, Parent has conducted its business in the ordinary course of business consistent with past practice, (b) since the date of the Parent Balance Sheet date through the date hereof, there has not occurred any Parent Material Adverse Effect and (c) since the date of the Parent Balance Sheet date through the date hereof, there has not occurred any action taken by Parent or event that would have required the consent of the Company pursuant to Section 5.2 had such action or event occurred after the date of this Agreement.

4.10 Real Property Neither Parent nor any of its Subsidiaries owns or has ever owned any real property. Parent and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the real properties which it purports to own or lease, including all the real properties reflected in the Parent Balance Sheet. All real properties reflected in the Parent Balance Sheet are held free and clear of all Liens, except for Permitted Liens. All real property leases, subleases, licenses or other occupancy agreements to which Parent or any of its Subsidiaries is a party (collectively, the “Parent Real Property Leases”) are in full force and effect, except where the failure of such Parent Real Property Leases to be in full force and effect would not be reasonably likely to result in a material and negative effect on Parent and its Subsidiaries, taken as a whole. There is no default by Parent or any of its Subsidiaries under any of the Parent Real Property Leases, or, to the Knowledge of Parent, defaults by any other party thereto, except such defaults as have been waived in writing or cured or such defaults that in the aggregate would not be reasonably likely to result in a in a material and negative effect on Parent and its Subsidiaries, taken as a whole.

4.11 Tangible Property. Parent and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all the tangible properties and assets which it purports to own or lease, including all the tangible properties and assets reflected in the Parent Balance Sheet. All tangible properties and assets reflected in the Parent Balance Sheet are held free and clear of all Liens, except for Permitted Liens. The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by Parent or any of its Subsidiaries are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as conducted as of the date hereof, and Parent and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such machinery, equipment, furniture, fixtures and other tangible personal property and assets that are material to Parent and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

4.12 Intellectual Property.

(a) All Patents or other Intellectual Property Rights that are material Registered Intellectual Property owned by or registered in the name of Parent or any of its Subsidiaries are owned or exclusively licensed by Parent or one or more of its Subsidiaries free and clear of any Liens (excluding any non-exclusive licenses entered into in the ordinary course of business). To the Knowledge of Parent, all material Parent Intellectual Property Rights are, and following the transactions contemplated hereby shall be, valid and enforceable and freely exercisable, transferable, licensable and alienable without the consent of, or notice or payment of any kind to any Governmental Authority or third party. Neither Parent nor any of its Subsidiaries knows of any third party who claims to own or exclusively license any Parent Intellectual Property Rights.

(b) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has, in the conduct of the business of Parent and its Subsidiaries as currently conducted infringed upon, violated or used without authorization or license, any material Intellectual Property Right owned by any third Person. To Parent’s

Knowledge, Parent and its Subsidiaries have sufficient rights to all Intellectual Property Rights used in or necessary for the conduct of Parent’s and its Subsidiaries’ respective businesses as currently conducted and contemplated by Parent to be conducted. There is no pending or, to Parent’s Knowledge, threatened suit, arbitration or other adversarial proceeding before any court, government agency or arbitral tribunal, or in any jurisdiction, against Parent or any of its Subsidiaries, alleging that any activity, product or conduct of Parent’s or any of its Subsidiaries’ business infringes or will infringe upon, violate or constitute the unauthorized use of any Intellectual Property Right of any third Person, or challenging the ownership, validity, or enforceability of any Parent Intellectual Property Right. Neither Parent nor any of its Subsidiaries is party to any settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any suit, action or similar legal proceeding, or any other Contract, that (i) materially restricts Parent’s or any of its Subsidiaries’ rights to use, license or transfer any material Parent Intellectual Property Right, or (ii) compels or requires Parent or any of its Subsidiaries to license or transfer any material Parent Intellectual Property Right, except in the case of this clause (ii) as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries knows of the infringement, misappropriation or violation of any Parent Intellectual Property Right.

(c) As of the date hereof, there is no pending claim, suit, arbitration or other adversarial proceeding before any court, Governmental Authority or arbitral tribunal brought by Parent or any of its Subsidiaries against any third party with respect to any Parent Intellectual Property Right, which remain unresolved as of the date hereof.

(d) Section 4.12(d) of the Parent Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which a third party has licensed to Parent or any of its Subsidiaries: (i) exclusive rights to any Intellectual Property Right, and (ii) non-exclusive rights to any Intellectual Property Right that is material to the business of Parent or any of its Subsidiaries other than Contracts with respect to commercially available Technology (those Contracts listed in (i) or (ii), “Parent In Licenses”).

(e) Section 4.12(e) of the Parent Disclosure Letter contains a complete and accurate list of all Contracts currently in effect pursuant to which Parent or any of its Subsidiaries has granted to a third Person or Affiliate: (i) any exclusive right or license to any Parent Intellectual Property Right, and (ii) any non-exclusive right or license to any material Parent Intellectual Property other than non-exclusive licenses granted in the ordinary course of business (those Contracts listed in (i) or (ii), “Parent Out Licenses,” and together with the Parent In Licenses, the “Parent IP Licenses”).

(f) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any other party to a Parent IP License, is in material breach of any Parent IP License that is material to the business of Parent and its Subsidiaries, taken as a whole.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has distributed any software under an Open Source License in a manner that would require any software that is owned by Parent or any Affiliate to (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, (iii) be redistributed, hosted or otherwise made available at no or minimal charge, or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with the marketing, licensing or distribution of that software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of that software. Parent and its Subsidiaries are in compliance in all material respects with all Open Source Licenses to which they are subject (other than inadvertent omission of any applicable copyright notice, warranty obligation or attribution requirement).

(h) Section 4.12(h) of the Parent Disclosure Letter contains a complete and correct list of each standards setting organization, university or industry body, consortium, or other multi-party special interest group in which Parent or any of its Subsidiaries is currently participating, or in which Parent or any of its Subsidiaries has participated in the past, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Governmental Authority (each, a “Parent SIG”). Neither Parent nor any of its Subsidiaries has made any submission to, nor is subject to any agreement with, any Parent SIG that would obligate Parent or any of its Subsidiaries to grant exclusive licenses to or otherwise materially impair or materially limit its control of any material Parent Intellectual Property Right.

4.13 Material Contracts

(a) For all purposes of and under this Agreement, a “Parent Material Contract” shall mean:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC as determined as of the date of this Agreement, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Parent and its Subsidiaries;

(ii) any Contract containing any covenant (A) limiting the right of Parent or any of its Subsidiaries to engage in any material line of business or to compete with any Person in any material line of business, or (B) prohibiting Parent or any of its Subsidiaries (or, after the Closing Date, the Company or any of its Subsidiaries) from engaging in business with any Person;

(iii) any Contract (A) relating to the pending or future disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets other than in the ordinary course of business or (B) pursuant to which Parent or any of its Subsidiaries will acquire after the date of this Agreement any material equity ownership interest in any other Person or other business enterprise other than the Parent’s Subsidiaries; and

(iv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $200,000 other than (A) accounts receivables and payables, (B) loans to direct or indirect wholly-owned Subsidiaries, and (C) advances to employees for travel and business expenses, in each case in the ordinary course of business consistent with past practice.

(b) Section 4.13(a) of the Parent Disclosure Letter contains a complete and accurate list of all Parent Material Contracts as of the date hereof, to or by which Parent or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 4.13(a) that describes such Parent Material Contract. Parent has made available to the Company complete copies (and any amendments to)_each Contract set forth on the Parent Disclosure Letter.

(c) Each Parent Material Contract, Significant Parent Customer Contract and Significant Parent Supplier Contract is valid and binding on Parent (and/or each such Subsidiary of Parent party thereto) and is in full force and effect, other than those Contracts that by their terms have expired or been terminated since the date hereof, and neither Parent nor any of its Subsidiaries party thereto, nor, to the Knowledge of Parent, any other party thereto, is in material breach of, or default under, any such Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.14 Tax Matters.

(a) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all respects, except for such failures to prepare and timely file or failures to be true, correct and complete as would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole.

(b) Parent and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except with respect to matters for which adequate reserves have been established on the face of the Parent Balance Sheet, and withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all Taxes required to be withheld, except for such failures to pay, establish adequate reserves or withhold as would not reasonably be expected to have individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries had any Liabilities for unpaid Taxes as of the Parent Balance Sheet Date that had not been accrued or reserved on the face of the Parent Balance Sheet, and neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes since the Parent Balance Sheet Date other than in the ordinary course of business consistent with past practice, except to the extent such Liabilities would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) The U.S. consolidated federal income Tax Returns of Parent have been examined by the Internal Revenue Service (or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired) for all periods ending on or before December 31, 2009. Since January 1, 2008, (i) no claim has ever been made in writing, or to the Knowledge of Parent, any other notice, by any Governmental Authority that Parent or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns, and (ii) neither Parent nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any material Tax.

(e) Parent is not, and has not been at any time since January 1, 2010, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(f) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g) None of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(h) Parent and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order with respect to Parent and each of its Subsidiaries, except where failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole.

(i) None of Parent or any of its Subsidiaries has engaged in a “listed transaction,” within the meaning of Treas. Reg. Section 1.6011-4(b)(2).

(j) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in operational and documentary compliance with the requirements of Section 409A of the Code. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no stock option or other right to acquire Parent Common Stock or other equity of Parent (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the Parent Board in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of Parent that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Neither Parent, nor any Subsidiary or ERISA Affiliate is a party to any Contract which would require the payment to any current or former employee, consultant or director of an amount necessary to “gross-up” such individual for any penalty tax under Section 409A of the Code.

(m) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries (i) has incurred, or has any potential to incur, any liability pursuant to any Tax sharing, Tax allocation or Tax indemnification Contract, other than any such Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any liability for the Taxes of any Person other than Parent and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of Law.

(n) None of Parent or any of its Subsidiaries has taken any action or has Knowledge of any facts or circumstances that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Employee Benefit Matters.

(a) Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any ERISA Affiliate of Parent has any plan or commitment to establish any new material Parent Employee Plan, to materially modify any Parent Employee Plan (except to the extent required by law or to conform any such Parent Employee Plan to the requirements of any applicable law, in each case as previously disclosed to the Company in writing, or as required by this Agreement), or to adopt or enter into any Parent Employee Plan.

(b) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Plan has been established, maintained and administered in accordance with all applicable Law, including if applicable, ERISA and the Code, and in accordance with its terms, and each of Parent, Parent’s Subsidiaries and their respective ERISA Affiliates have met their obligations with respect to each Parent Employee Plan and have timely made (or timely will make) all required contributions thereto.

(c) Except as would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent, Parent’s Subsidiaries and their respective ERISA Affiliates have complied in all respects with the Sarbanes-Oxley Act in respect of each such Parent Employee Plan, and has timely filed any and all filings required under applicable Law in respect of each such Parent Employee Plan.

(d) Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, all Parent Employee Plans that are intended to be qualified under Section 401(a) of the Code, and all trusts that are intended to be qualified under Section 501(a) of the Code (each, a “Parent Qualified Plan”), have received determination, opinion or advisory letters from the Internal Revenue Service to the effect that such Parent Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or Parent has remaining a period of time under applicable U.S. Department of the Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and to make any amendments necessary to obtain a favorable determination as to the qualified status of each such Parent Qualified Plan and to the Knowledge of Parent, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to materially and adversely affect the qualified status of any such Parent Qualified Plan. Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, there has been no termination, partial termination or discontinuation of contributions to any Parent Qualified Plan that resulted or may reasonably be expected to result in material liability to Parent. Except as would not reasonably be expected to result in any material Liability to Parent and its Subsidiaries, taken as a whole, no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Employee Plan.

(e) Neither Parent, any of Parent’s Subsidiaries nor any of their respective ERISA Affiliates has in the preceding six (6) years maintained, participated in or contributed to (or been obligated to contribute to), or can reasonably expect to have future liability with respect to (i) any employee benefit plan which was ever subject to

Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” as defined in ERISA or the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Parent Employee Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Parent Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f) No Parent Employee Plan provides post-termination benefits to former employees of Parent or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law. Neither Parent nor any of its ERISA Affiliates has ever represented, promised or contracted (whether in oral or written form) to any employee of Parent or its ERISA Affiliates (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination benefits, except to the extent required by applicable Law.

(g) Except as would not reasonably be expected to have a Parent Material Adverse Effect, there is no action, suit, proceeding, claim, arbitration, audit or investigation pending or, to the Knowledge of Parent, threatened or reasonably anticipated, with respect to any Parent Employee Plan or the assets of any Parent Employee Benefit Plan, other than claims for benefits in the ordinary course.

(h) Each Parent Employee Plan maintained or covering employees outside the United States (the “Parent Non-U.S. Employee Plans”), and the books and records thereof, is in material compliance with all applicable Law of each applicable jurisdiction. No such Parent Non-U.S. Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued and, except as required by a Law, no condition exists that would prevent Parent or the Company from terminating or amending any such Parent Employee Plan at any time for any reason without liability to Parent or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(i) Except as would not reasonably be expected to have a Parent Material Adverse Effect, all contributions required to be made with respect to any Parent Employee Plan on or prior to the Effective Time have been or will be timely made or are reflected on the Parent Balance Sheet.

(j) Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby (including the Merger) will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Parent or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.

4.16 Labor Matters

(a) Parent and each of its Subsidiaries are in compliance with all applicable Law respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except in each case, where the failure to be in compliance has not had and would not reasonably be expected to be, individually or in the aggregate, a material to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees; (ii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), except in each case, for any failure to withhold, report or pay which would have or would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(b) To the Knowledge of Parent: (i) there are no current labor union organizing activities with respect to any employees of Parent and/or any of its Subsidiaries, (ii) no labor union, labor organization, trade union, works council, or group of employees of Parent and/or any of its Subsidiaries has made a pending demand for recognition or certification, (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (iv) there are no labor strikes or lockouts, or threats thereof, against or affecting Parent or any of its Subsidiaries.

(c) Parent and each of its Subsidiaries are and have been in material compliance with all notice and other requirements under the WARN Act, and any similar foreign, state or local Law relating to plant closings and layoffs. Neither Parent nor any of its Subsidiaries is currently engaged in any layoffs or employment terminations sufficient in number to trigger application of the WARN Act or any similar state, local or foreign Law.

(d) No employee of Parent or any of its Subsidiaries (i) to the Knowledge of Parent is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Parent or any of its Subsidiaries or relating to the use of trade secrets or proprietary information of others, or (ii) in the case of any key employee or group of key employees, has given notice as of the date of this Agreement to Parent or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Parent or any of its Subsidiaries.

4.17 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Hazardous Materials are present on any real property that is currently owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries or were present on any real property at the time it ceased to be owned, operated, occupied, controlled or leased by Parent or its Subsidiaries, including the land, the improvements thereon, the groundwater thereunder and the surface water thereon. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned, operated, occupied, controlled or leased by Parent or any of its Subsidiaries or as a consequence of the acts of Parent, its Subsidiaries or their agents.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Hazardous Materials Activities of Parent and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to its Hazardous Materials Activities. No circumstances exist which could reasonably be expected to cause any material Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Knowledge of Parent, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any of its Subsidiaries is aware of any fact or circumstance that could result in any Liability under an Environmental Law which would reasonably be expected to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Subsidiary has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Law or the Hazardous Materials Activities of Parent or any of its Subsidiaries.

(f) Parent and the Subsidiaries have delivered to the Company or made available for inspection by the Company and its agents, representatives and employees all material environmental site assessments and environmental audits in Parent’s possession or control. Parent and its Subsidiaries have complied in all material respects with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

4.18 Compliance with Law.

(a) Generally. Since January 1, 2013, Parent and its Subsidiaries have been and are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties is bound, except for such non-compliance, defaults, and violations that would not reasonably be expected to have individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(b) Anti-Corruption and Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries (including, to Parent’s Knowledge, any of their respective officers, directors, agents, employees or other Person associated with and while acting on their behalf) have, (i) directly or indirectly, taken any action which would cause it to be in violation of any Anti-Corruption Law, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees (including employees or officials of government-owned or controlled entities and public international organizations), whether directly or indirectly, or made, offered or authorized any bribe, improper rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly, except for such non-compliance, defaults and violations that would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. None of Parent, any of its Subsidiaries or any other entity under their control have conducted an internal investigation, or been formally investigated, charged, or prosecuted, for conduct related to violations of applicable Anti-Corruption Law. Parent has established reasonable internal controls and procedures to ensure compliance with applicable Anti-Corruption Law.

(c) Export Control Law.

(i) Parent and each of its Subsidiaries have complied in all material respects with all applicable Export Controls, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, and the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations except for any non-compliance, defaults and violations that would not reasonably be expected have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are in compliance with all Import Restrictions, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(ii) Neither Parent nor any of its Subsidiaries has Knowledge of any fact or circumstance that would result in any Liability for any violation of Export Controls and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(iii) Parent and its Subsidiaries, including, to the Knowledge of the Parent, all of their customs brokers and freight forwarders, have maintained all records required to be maintained regarding Parent and its Subsidiaries as required under the Export Control and Import Restrictions other than as would not reasonably be expected to have, individually or in the aggregate, a material and negative effect on Parent and its Subsidiaries, taken as a whole.

(iv) As of the date of this Agreement, no Action, claim, request for information, or subpoena is pending, or to the Knowledge of Parent, threatened, concerning or relating to any export or import activity of Parent or any of its Subsidiaries. No voluntary self-disclosures have been filed by or for Parent or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions

4.19 Permits. Parent and its Subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of Parent and its Subsidiaries taken as a whole as currently conducted (collectively, the “Parent Permits”). The Parent Permits are in full force and effect, have not been violated in any material respect and, to the Knowledge of Parent, no suspension, revocation or cancellation thereof has been threatened, and there is no Action pending or, to the Knowledge of Parent, threatened, seeking the suspension, revocation or cancellation of any Parent Permits. No Parent Permit shall cease to be effective as a result of the consummation of the transactions contemplated by this Agreement.

4.20 Actions and Orders

(a) Actions. There are no material Actions (other than arising after the date hereof from or relating to the Merger or any of the other transactions contemplated by this Agreement), (i) pending against Parent or any of its Subsidiaries or any of their respective properties or assets, or (ii) to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets. There are no material investigations, (a) pending against Parent or any of its Subsidiaries or any of their respective properties or assets, or (b) to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets.

(b) Orders. Neither Parent nor any Subsidiary of Parent is subject to any outstanding Order that is material to the business of Parent and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There has not been nor are there currently any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.21 Insurance All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage insurance policies and other forms of insurance maintained by Parent or any of its Subsidiaries are in full force and effect, all premiums due thereon have been paid in full and Parent has made a complete list of all insurance such policies available to the Company prior to the date of this Agreement.

4.22 No Ownership of the Company Capital Stock Neither Parent nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) is or has been during the past three (3) years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor any of its controlled Affiliates (nor any of its “Associates” as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of, and is not (and during the past three (3) years has not been) a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

4.23 Related Party Transactions. Except as set forth in any employment or other compensatory arrangement of Parent or any its Subsidiaries in the ordinary course of its business, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly-owned Subsidiary of Parent, on the other hand.

4.24 Customers and Suppliers.

(a) Neither Parent nor any of its Subsidiaries is party to any pending Action concerning any Parent Products with any customer who, in either (i) the fiscal year ended December 31, 2014 was and/or (ii) the fiscal year ending December 31, 2015 is projected to be, one of the twenty (20) largest customers of Parent Products based on amounts paid or payable, as applicable, to Parent or its Subsidiaries by such customers during such period (each, a “Significant Parent Customer”). As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any pending Action concerning any Company Products with any Significant Parent Customer. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice, or to the Knowledge of Parent, any other notice, from any Significant Parent Customer that such Significant Parent Customer intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with Parent or any of its Subsidiaries. Parent has made available to the Company, copies of each customer Contract between Parent or any of its Subsidiaries, on the one hand, and each Significant Parent Customer, on the other hand (each, a “Significant Parent Customer Contract”).

(b) Neither Parent nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any supplier who in the fiscal year ended December 31, 2014 was one of the ten (10) largest suppliers of products and/or services to Parent and its Subsidiaries based on amounts paid by Parent and its Subsidiaries to such supplier during such period (each, a “Significant Parent Supplier”). As of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any pending Action concerning products and/or services provided by any Significant Parent Supplier. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice, or to the Knowledge of Parent, any other notice, from any Significant Parent Supplier that such Significant Parent Supplier intends to terminate or materially modify, in either case, whether prior to or following the Closing, any existing Contract with Parent or any of its Subsidiaries. Parent has made available to the Company, copies of each supply Contract between Parent or any of its Subsidiaries, on the one hand, and each Significant Parent Supplier, on the other hand (each, a “Significant Parent Supplier Contract”).

4.25 Financial Capability; Parent Class A Common Stock. Parent will have at the Effective Time (assuming the Company complies with its obligation to deposit cash with the Exchange Agent as set forth in the last sentence in Section 2.8(a)(ii) and Parent has access to such funds to pay the Cash Consideration), sufficient funds available to pay the aggregate Cash Consideration and all amounts payable in lieu of fractional shares pursuant to Section 2.7(b)(iii). Parent will have at the Effective Time sufficient authorized but unissued shares of Parent Class A Common Stock to issue the aggregate Stock Consideration pursuant to Section 2.7(b)(i).

4.26 Takeover; Rights Plan. Neither Parent nor any of its Subsidiaries is a party to, or is otherwise bound under, any rights agreement, stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue, register, redeem, repurchase, vote, transfer or dispose of any shares of its capital stock or any other securities.

4.27 Fairness Opinion. The Parent Board received an opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of this Agreement and based upon and subject to the qualifications set forth therein, the Merger Consideration to be paid by Parent to the Company Stockholders in the Merger (other than with respect to shares owned by Parent or any of its Subsidiaries, shares held in treasury of the Company or Company Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to the Parent, and the foregoing opinion has not been withdrawn, revoked or modified in any respect.

4.28 Brokers, Finders and Financial Advisors. No broker, finder or investment banker (other than Stifel, Nicolaus & Company, Incorporated) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

CONDUCT OF BUSINESS

5.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or permitted by this Agreement, (b) as required by Law, or (c) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, the Company shall, and shall cause its Subsidiaries, to (i) to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Law and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business, (B) keep available the services of its present officers and employees (provided, for the avoidance of doubt, that nothing under this Section 5.1 shall require the Company or any of its Subsidiaries to adopt or implement any new Company Employee Plans) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Negative Obligations of the Company. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Law, (iii) as set forth in Section 5.2 of the Company Disclosure Letter, or (iv) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, the Company shall not, and shall cause its Subsidiaries to not, do any of the following:

(a) propose to adopt any amendments to or amend its certificates of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, promise to issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of its securities or any securities of any of its Subsidiaries, except for the issuance and sale of shares of Company Common Stock pursuant to the Company ESPP (in accordance with Section 2.7(d)(iii)) or the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, in each case, in accordance with terms as of the date hereof;

(c) acquire, repurchase or redeem, directly or indirectly, or amend, any of its securities or any securities of any of its Subsidiaries;

(d) other than cash dividends made by any of its direct or indirect wholly-owned Subsidiaries to themselves or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of themselves or any of its Subsidiaries (other than the transactions contemplated hereby);

(f) (i) incur or assume any debt or issue any debt securities, except for loans or advances to direct or indirect wholly-owned Subsidiaries in the ordinary course of business consistent with past practices or advances to employees and consultants for travel and other business related expenses in the ordinary course of business, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other Person except obligations of any of its direct or indirect wholly-owned Subsidiaries, (iii) make any loans or capital contributions to or investments in any other Person (other than a wholly-owned Subsidiary) or (iv) mortgage or pledge any of their or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except for Permitted Liens;

(g) except as may be required to satisfy contractual obligations existing on the date hereof under any Company Employee Plan set forth on Section 3.15(a) of the Company Disclosure Letter or any Company Material Contract set forth on Section 3.13(a)(ii) of the Company Disclosure Letter; (i) enter into, adopt, amend (including to provide for the acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance, change of control, or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any consultant, director, officer or employee in any manner or increase in any material manner the compensation or fringe benefits of any consultant, director, officer or employee of the Company or any Subsidiary of the Company, or (ii) pay any special bonus, remuneration, benefit or other payment to any director, officer or employee of the Company or any Subsidiary of the Company not required by any plan or arrangement as in effect as of the date hereof that are set forth on Section 3.15 of the Company Disclosure Letter; provided, however, that this paragraph (g) shall not prevent the Company or any of its Subsidiaries from entering into employment agreements, offer letters or retention agreements with non-officer employees in the ordinary course of business consistent with past practices and which are terminable at-will and without any severance, change of control or similar obligations of the Company, its Subsidiaries (or, after the Closing, Parent or its Subsidiaries, in their capacity, after giving effect to the Merger, as Affiliates of the Company);

(h) promote any officer or employee of the Company or any Subsidiary of the Company, other than in the ordinary course of business consistent with past practice or hire any employee with a title of vice president or above or terminate the employment of any employee other than for cause;

(i) forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries or Affiliates;

(j) make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plans or any agreements subject to the Company Employee Plans or any other Contract of the Company, other than deposits and contributions that are required pursuant to the terms of any such Company Employee Plans in effect as of the date hereof or as required by applicable Law, and other than discretionary matching contributions made pursuant to the Company 401(k) Plan as in effect on September 30, 2014 in the ordinary course of business consistent with, and at levels that do not exceed, past practice;

(k) enter into, amend, or extend any collective bargaining agreement;

(l) acquire, sell, lease, transfer, or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions (by merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction), except for (i) transactions pursuant to existing Contracts set forth on Section 3.13(a) of the Company Disclosure Letter, (ii) acquisitions of operating assets in the ordinary course of business consistent with past practice, (iii) sales of inventory or products in the ordinary course of business, (iv) acquisitions not involving the acquisition of a business or Person that are not in excess of $150,000, individually, or $350,000, in the aggregate or (iv) dispositions of obsolete, surplus or worn out assets that are no longer used or useful in the conduct of the business of the Company or its Subsidiaries;

(m) except as may be required by changes in GAAP after the date hereof, make any change in any of the accounting principles or practices used by either of them;

(n) make or change any material Tax election, adopt or change any Tax accounting method in respect of a material Tax, settle or compromise any material Tax liability or assessment by any Governmental Authority, change any material Tax accounting method or surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(o) (i) acquire or license any material Intellectual Property Right from any third party (except for commercially available Intellectual Property Rights licensed from third parties on a non-exclusive basis for use in connection with the Company’s research, development and product commercialization activities in the ordinary course of business and consistent with past practices), (ii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any material Company Intellectual Property other than non-exclusive licenses granted in the ordinary course of business consistent with past practice that do not materially impair, restrict, limit, or otherwise adversely affect the Company or any of its Subsidiaries, (iii) grant any license or other right or forbearance (including any right or covenant of non-assertion) with respect to any Intellectual Property Right owned by or licensed to Parent or any of its Subsidiaries, (iv) divest any material Company Intellectual Property, or (v) except in the ordinary course of business consistent with past practice, modify any standard warranty term for any Company Product in any material respect, or materially amend or modify any product or service warranty;

(p) enter into, amend in any material respect, or terminate any Contract that would be a Company Material Contract or amend in any material respect any Company Material Contract or waive or grant any release or relinquishment of any material rights under any Company Material Contract;

(q) (i) enter into any lease or sublease of real property, (ii) materially modify, amend or exercise any right to renew any lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any material easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof; or (iv) make any material changes in the construction of any such property, in each case other than in the ordinary course of business consistent with past practice;

(r) [Intentionally Omitted];

(s) acquire (by merger, consolidation or acquisition of equity or assets or otherwise) any other Person, including any securities of such Person or all or substantially all of such Person’s assets;

(t) authorize, incur or commit to incur any new capital expenditure(s) that, in the aggregate, exceed $2,000,000;

(u) commence any Action (except in connection with a breach of this Agreement or any other agreements contemplated hereby or demand notices that do not threaten litigation to enforce any rights under a Company Material Contract or material purchase orders) or settle or compromise any pending or threatened Action, other than the settlement, compromise, payment, discharge or satisfaction of Actions (i) reflected or reserved against in full on the Company Balance Sheet and involving only the payment of money up to the amount reflected or reserved against on the Company Balance Sheet and without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company and without any other obligations of the Company or any of its Subsidiaries, (ii) fully paid for by the insurance providers under the Company’s existing insurance policies without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company and without any other obligations of the Company or any of its Subsidiaries, or (ii) relating to a breach of this Agreement or any other agreements contemplated hereby;

(v) except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(w) except as required by applicable Law, convene any regular or special meeting of its stockholders (or any postponement or adjournment thereof) or propose any matters for consideration and vote of its stockholders at the Company Stockholder Meeting other than this Agreement and the Merger (including the Requisite Parachute Vote);

(x) except as required by applicable Law, terminate or modify or waive in any material respect any right under (i) any material Company Permit or (ii) any non-material Company Permit (other than in the ordinary course of business consistent with past practice);

(y) waive any of its rights under any material confidentiality, non-disclosure, employee non-solicitation and other similar agreements to which it is a party;

(z) adopt or otherwise implement any stockholder rights plan, “poison pill” or other comparable agreement or plan designed to have the effect of delaying, deferring or discouraging Parent, Merger Sub One or Merger Sub Two from consummating the transactions contemplated by this Agreement;

(aa) authorize any of, or agree or commit to take, any of foregoing actions.

5.3 Affirmative Obligations of Parent. Except (a) as expressly contemplated or permitted by this Agreement, (b) as required by Law, or (c) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, Parent shall, and shall cause its Subsidiaries to, (i) carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and (ii) shall use its commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business, (B) keep available the services of its present officers and employees (provided, for the avoidance of doubt, that nothing under this Section 5.3 shall require Parent or any of its Subsidiaries to adopt or implement any new Parent Employee Plans) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.4 Negative Obligations of Parent. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by Law, or (iii) as approved in advance by the Company in writing (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, Parent shall not, and shall not cause its Subsidiaries to not, do any of the following:

(a) propose to adopt any amendments to or amend its certificates of incorporation or bylaws or comparable organizational documents, except for any such amendments in connection with forum selection;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any of its securities or any securities of any of its Subsidiaries, except for (i) the issuance and sale of shares of Parent Class A Common Stock pursuant to the exercise or settlement of stock options, restricted stock units or other equity compensation awards outstanding prior to the date hereof, (ii) the issuance of shares of Parent Class A Common Stock in consideration of annual bonus payments to Parent’s and its Subsidiaries employees in the ordinary course of business consistent with past practice, (iii) grants of purchase rights under an employee stock purchase or other similar plan, (iv) grants to newly hired employees of stock options to purchase Parent Class A Common Stock granted in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a share of Parent Class A Common Stock or (v) the grant of restricted stock units and stock option awards in the ordinary course of business consistent with past practice to employees, individual contractors and university professors providing services to Parent or its Subsidiaries;

(c) acquire, repurchase or redeem, directly or indirectly, or amend any of its securities or any securities of any of its Subsidiaries (other than any repurchases or redemptions required under terms of any Parent Employee Plans outstanding prior to the date hereto);

(d) other than cash dividends made by any of its direct or indirect wholly-owned Subsidiaries to themselves or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, Merger Sub One or Merger Sub Two (other than the transactions contemplated hereby and other then the transactions covered by Section 5.9(f) below);

(f) acquire any third party(ies) or business(es) (other than the Company) in any transaction or series of related transactions (whether by way of merger, consolidation, restructuring, recapitalization, reorganization, share purchase, asset purchase or similar transaction) (i) if such transaction(s) (A) would require the financial statements of such acquired Person or business to be incorporated within the Registration Statement under Regulation S-X of the Securities Act, (B) would reasonably be expected to result in a delay in the filing with the SEC, or declaration of the effectiveness by the SEC of, the Registration Statement, or (C) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or (ii) for an aggregate purchase price in excess of $100,000,000;

(g) sell, lease, transfer, or dispose of any material property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts, (ii) transactions in the ordinary course of business consistent with past practice, (iii) transactions not in excess of $3,000,000, in the aggregate or (iv) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Parent or its Subsidiaries;

(h) except as may be required by changes in GAAP after the date hereof, make any change in any of the accounting principles or practices used by either of them if such change (i) would reasonably be expected to result in a delay in the filing of the Registration Statement with the SEC, or (ii) would otherwise reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(i) commence any Action (except with respect to routine matters in the ordinary course of business or in connection with a breach of this Agreement or any other agreements contemplated hereby or demand notices that do not threaten litigation to enforce any rights under a Parent Material Contract or material purchase orders) or settle or compromise any pending or threatened Action, in each case, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; or

(j) authorize any of, or agree or commit to take, any of foregoing actions.

ARTICLE VI

NON-SOLICITATION OF ACQUISITION TRANSACTIONS

6.1 Termination of Existing Discussions. Immediately following the execution and delivery of this Agreement, each of the Company and Parent shall immediately cease and cause to be terminated, and shall cause their respective directors, officers, employees, Subsidiaries, controlled Affiliates, investment bankers, attorneys and other advisors and representatives (collectively, “Representatives”) to immediately cease and cause to be terminated, any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively. Each of the Company and Parent shall (a) promptly request that all confidential information that has been delivered, provided or furnished to a third party by or on behalf of the Company or Parent, respectively, within the one-year period prior to the date hereof (whether or not pursuant to a binding confidentiality, non-disclosure or other similar agreement) in connection with any consideration, discussions or negotiations regarding a potential Acquisition Proposal or Acquisition Transaction with respect to such party be promptly returned or destroyed by such third party and its Representatives (to the extent that the confidentiality agreement, non-disclosure or similar agreement between the third party and the Company or Parent, as the case may be, provided for such Representatives to comply with the foregoing) and (b) immediately terminate all physical and electronic data room access previously granted to any such third party or its Representatives.

6.2 No Solicitation or Facilitation of Acquisition Proposals.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9.1 and the Effective Time, neither the Company, on the one hand, nor Parent, on the other hand, shall (nor shall either of them authorize or permit any of their respective Representatives to), directly or indirectly:

(i) solicit, initiate, induce, knowingly encourage or knowingly facilitate the making, submission or announcement of, any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(ii) furnish to any Person (other than the other party hereto or, in connection herewith, any designees of such other party) any non-public information relating to the Company or Parent, respectively, or any of their respective Subsidiaries, or afford access to their respective business, properties, assets, books or records, or the business, properties, assets, books or records of any of their respective Subsidiaries, to any Person (other than to the other party hereto or, in connection herewith, any designees of such other party), in either case in a manner intended to assist or facilitate any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively, or take any other action intended to assist or facilitate any inquiries or the making of any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(iii) participate or engage in discussions or negotiations with any Person (other than the other party hereto and, in connection therewith, its designees) with respect to any inquiry, proposal, offer, indication of interest or transaction that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively, other than to contact such Person to request that such Person clarify the terms and conditions of any Acquisition Proposal (solely to the extent that such an Acquisition Proposal would reasonably require such clarification with respect to one or more ambiguous terms contained therein);

(iv) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively;

(v) enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Proposal or Acquisition Transaction relating to the Company or Parent, respectively (other than any confidentiality agreement entered into in accordance with Section 6.3);

(vi) except where failure to do so would be inconsistent with the fiduciary duties of the board of directors of the Company or Parent, as applicable, under Delaware Law, terminate, amend or waive, or fail to enforce, any rights under any “standstill” or other similar Contract between it or any of its Subsidiaries and any Person (other than the other party hereto);

(vii) waive the applicability of Section 203 of the DGCL, or any portion thereof, to any Person (other than the other party hereto); or

(viii) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal relating to the Company or Parent, respectively.

(b) In addition to the obligations set forth in Section 6.2(a), each of the Company and Parent shall promptly, and in all cases within twenty four (24) hours of receipt by it or any of its Representatives, as the case may be, advise the other party hereto orally and in writing of (i) any Acquisition Proposal it receives (either directly or through any of its Representatives), (ii) any request for information it receives (either directly or through any of its Representatives) that could reasonably be expected to lead to an Acquisition Proposal or an Acquisition Transaction with respect to such Party, or (iii) any inquiry it receives with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Transaction, a summary of the material terms and conditions of such Acquisition Proposal, Acquisition Transaction, request or inquiry (including copies of all written materials comprising or relating thereto), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.

(c) Without limiting the generality of the foregoing, each of the Company and Parent acknowledge and hereby agree that any action taken by a Representative of such party that would have constituted a breach or violation of the restrictions set forth in Section 6.1, or Section 6.2 if it had been taken by such party shall be deemed to be a breach of Section 6.1 or Section 6.2, by such party.

6.3 Permitted Discussions and Information Sharing. Notwithstanding the terms of Section 6.2 or anything else to the contrary set forth in this Agreement, at any time prior to the receipt of the Requisite Company Stockholder Approval, the Company may, and at any time prior to the receipt of the Requisite Parent Stockholder Approval, Parent may, directly or indirectly through their respective Representatives:

(a) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in respect of such party in writing that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party; and/or

(b) furnish any non-public information relating to such party or any of its Subsidiaries to any Person that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal for such party in writing that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal in respect of such party;

provided that, in the case of any action proposed to be taken pursuant to the foregoing clauses (a) or (b), all of the following conditions are satisfied (and continue to be satisfied at all times during the period in which any such actions are proposed to be ongoing and continuing):

(i) such Acquisition Proposal did not result from or arise out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 by the party receiving the Acquisition Proposal or its Representatives and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) to such party that resulted from or arose out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 by such party or by its Representatives;

(ii) the party proposing to take such action has not materially breached or violated any of the provisions of Section 6.1, Section 6.2, Section 6.3, or Section 6.4 in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same Person, whether alone or together with one or more other Persons);

(iii) the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that the failure to take such action would constitute a breach of its fiduciary duties under Delaware Law;

(iv) prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person in connection with an Acquisition Proposal, the party proposing to take such action gives the other party hereto written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the party proposing to take such action shall also give the other party hereto a copy of such Acquisition Proposal and all written materials received from the Person making such Acquisition Proposal relating thereto (including commitment letters and other financing related document supporting such proposal but excluding any incidental communications that are not material to such Acquisition Proposal) comprising or related thereto) and of such party’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person pursuant to this Section 6.3;

(v) prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any non-public information to, such Person, the party proposing to take such action enters into a written confidentiality agreement with such Person, the terms of which are no less favorable to such party than those contained in the Confidentiality Agreement (which confidentiality agreement shall not include any provisions that would prevent or restrict the party entering into such agreement from providing any information to the other party hereto to which such other party would be entitled under any provision of this Agreement and shall not be required to include a standstill); and

(vi) contemporaneously with furnishing any non-public information to such Person, the party hereto proposing to take such action furnishes such non-public information to the other party hereto (to the extent such information has not been previously furnished to such other party).

(c) Each of the Company and Parent shall keep the other party hereto reasonably informed on a prompt basis of the status of any discussions and negotiations with respect to any Acquisition Proposal or Acquisition Transaction with respect to such party and the material terms and conditions thereof (including all amendments or proposed amendments), or any request or inquiry either of them receives with respect to such party (either directly or through any of its Representatives). In addition to the foregoing, each of the Company and Parent shall provide the other party hereto with prompt (and in any event at least twenty-four (24) hours (or such lesser notice provided to the board of directors generally)) notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider providing the other party a Pre-Recommendation Change Notice with respect to an Acquisition Proposal or Acquisition Transaction with respect to such party that it has received (either directly or through any of its Representatives).

6.4 Board Recommendation.

(a) Subject to the terms of Section 6.4(b), (i) the Company Board shall recommend that the Company Stockholders adopt this Agreement at the Company Stockholder Meeting in accordance with the applicable provisions of the DGCL (the “Company Board Recommendation”), and (ii) the Parent Board shall recommend that the Parent Stockholders approve the issuance of shares of Parent Class A Common Stock in the Merger at the Parent Stockholder Meeting in accordance with the applicable rules of the NYSE (the “Parent Board Recommendation”).

(b) Subject to the terms of this Section 6.4(b), (x) neither the Company Board (nor any committee thereof) shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition the Company Board Recommendation or approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction with respect to the Company (a “Company Board Recommendation Change”), and (y) neither the Parent Board nor any committee thereof shall withhold, withdraw, amend, modify, qualify or condition, or publicly propose to withhold, withdraw, amend, modify, qualify or condition, the Parent Board Recommendation or approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction with respect to Parent (a “Parent Board Recommendation Change”);

provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Stockholder Approval in the case of the Company, or receipt of the Requisite Parent Stockholder Approval in the case of Parent, (x) the Company Board may effect a Company Board Recommendation Change with respect to a Superior Proposal or Intervening Event with respect to the Company (and solely with respect to a Superior Proposal, the Company may terminate this Agreement pursuant to Section 9.1(h)) and (y) the Parent Board may effect a Parent Board Recommendation Change with respect to a Superior Proposal or Intervening Event with respect to Parent (and solely with respect to a Superior Proposal, Parent may terminate this Agreement pursuant to Section 9.1(i)), in either case if and only if either:

(i) (A) the party proposing to take such action has received an unsolicited, bona fide Acquisition Proposal relating to such party that the board of directors of such party has determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside counsel) constitutes a Superior Proposal with respect to such party, (B) such Acquisition Proposal did not result from or arise out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by the party proposing to take such action, and the Person from whom such party received such Acquisition Proposal has not made any other Acquisition Proposals (either alone or together with one or more other Persons) to such party that resulted from or arose out of a material breach or violation of any provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by the party proposing to take such action, (C) the party proposing to take such action has not materially breached or violated any of the provisions of Section 6.1, Section 6.2, Section 6.3 or Section 6.4, in respect of such Acquisition Proposal (and any other Acquisition Proposals made by the same Person making such Acquisition Proposal, whether alone or together with one or more other Persons), (D) prior to effecting such Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ prior written notice of the intent to take such action (which notice shall not, by itself, constitute a Company Board Recommendation Change or a Parent Board Recommendation Change, as applicable), which notice shall attach such Superior Proposal, the definitive agreement with respect thereto and state expressly the identity of the Person making such Superior Proposal and a summary of all the material terms and conditions of such Superior Proposal in reasonable detail (the “Pre-Recommendation Change Notice”), and shall give such other party the opportunity to meet and discuss in good faith potential amendments or other modifications to the terms and conditions of this Agreement so that the Merger and other transactions contemplated by this Agreement may be effected, (E) the other party hereto shall not have made, within the foregoing five (5) business days after receipt of the Pre-Recommendation Change Notice, a counteroffer or proposal that the board of directors of the party proposing to take such action determines in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to its stockholders as such Superior Proposal, and (F) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with its outside legal counsel and after considering in good faith any counteroffer or proposal made by the other party hereto pursuant to the immediately preceding clause (E)) that the failure to effect such Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, would constitute a breach of its fiduciary duties under Delaware Law (it being agreed that every subsequent revision or modification to price or consideration of any other material revision or material modification to any such Superior Proposal shall require a new written notice thereof by the party proposing to take such action to the other party, as the case may be, pursuant to the preceding clause (D) and a new five (5) business day “matching” period under the preceding clauses (D) and (E) following the initial five (5) business day “matching” period); or

(ii) in response to an Intervening Event that has occurred after the date of this Agreement, if: (A) the Intervening Event does not involve the receipt of any Acquisition Proposal or inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Transaction” (which, for the purposes of this clause (A), shall be read without reference to the percentage thresholds set forth in the definition thereof); and (B) (1) prior to effecting the Company Board Recommendation Change or the Parent Board Recommendation Change, as the case may be, the party proposing to take such action shall have given the other party hereto at least five (5) business days’ notice of the intent to consider such action (which notice shall not, by itself, constitute a Company Board Recommendation Change or a Parent Board Recommendation Change) and the opportunity to meet and discuss in good faith the purported basis for the proposed Company Board Recommendation Change or the Parent Board Recommendation Change, as the case may be, the other party’s reaction thereto and potential amendments and modifications to the terms and conditions of this Agreement in response thereto so that the Merger and other transactions contemplated by this Agreement may be effected, and (2) after such discussions, the board of directors of the party proposing to take such action determines in good faith (after consultation with outside legal counsel) that the failure to effect such Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, would constitute a breach of its fiduciary duties under Delaware Law.

Each of the Company and Parent acknowledge and hereby agree that any Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, effected (or proposed to be effected) in response to or in connection with any Acquisition Proposal or Acquisition Transaction may be made solely and exclusively pursuant to the immediately preceding clause (i) only, and may not be made pursuant to the immediately preceding clause (ii), and any Company Board Recommendation Change or Parent Board Recommendation Change, as the case may be, may only be made pursuant to this Section 6.4(b) and no other provisions of this Agreement.

Each of the Company and Parent, as applicable, shall keep confidential any counter-offers or proposals made by the other party to revise the terms of this Agreement, other than in the event of any amendment to this Agreement or to the extent required to be disclosed in any SEC Reports or under applicable Law or stock exchange listing requirement.

(c) Nothing in this Agreement shall prohibit the Company Board or the Parent Board from taking and disclosing to the Company Stockholders or the Parent Stockholders, respectively, a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or disclosing a “stop, look and listen” of the type contemplated by Rule 14d-9(f) of the Exchange Act; provided, however, that (i) neither the Company (with respect to statements made by the Company Board) nor Parent (with respect to statements made by the Parent Board) pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14(d)-9 under the Exchange Act shall make disclosures that would amount to a Company Board Recommendation Change or a Parent Board Recommendation Change, other than pursuant to this Section 6.4(b), and (ii) any statements or disclosures regarding this Agreement, the Merger or any other transactions contemplated by this Agreement, or about any Acquisition Proposal (whether or not a Superior Proposal) or Acquisition Transaction shall constitute a Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, unless such statement or disclosure is accompanied by an express, unequivocal affirmation of the Company Board Recommendation or the Parent Board Recommendation, as applicable.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Efforts to Complete Merger Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub One, Merger Sub Two and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement, including using its commercially reasonable efforts (with respect to clauses (b) and (e)) and reasonable best efforts (with respect clauses (a), (c) and (d)) to:

(a) cause the conditions to the Merger set forth in Article VIII to be satisfied or fulfilled;

(b) obtain consents, waivers and approvals reasonably required under any Contracts to which Parent or the Company or any of their respective Subsidiaries is a party in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement so as to maintain and preserve the benefits under such Contracts following the consummation of the Merger and other transactions contemplated by this Agreement;

(c) obtain all mandatory consents, approvals, waivers, Orders and other authorizations from Governmental Authorities, seek the expiration or termination of any applicable waiting periods under applicable Law, and make all registrations, declarations and filings with Governmental Authorities, that are required under applicable law to consummate and make effective the Merger and other transactions contemplated by this Agreement;

(d) subject to the other terms and conditions of this Agreement, use their respective reasonable best efforts to contest or avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing; and

(e) execute or deliver any additional instruments reasonably necessary to consummate the Merger and all other transactions contemplated by, and to fully carry out the purposes of, this Agreement.

7.2 Regulatory Filings and Clearances.

(a) Without limiting the generality of the provisions of Section 7.1(a) and to the extent required by applicable Law, as soon as practicable, and no later than ten (10) business days following the execution and delivery of this Agreement, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement, the Merger and the other transactions contemplated hereby as required by the HSR Act, and each of Parent and/or the Company shall file, as soon as practicable (and no later than twenty (20) business days following the execution and delivery of this Agreement), comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that may be required by the merger notification or control laws and regulations (“Antitrust Laws”) of any foreign jurisdiction in which Parent or the Company have business or operations or in which Parent and the Company mutually agree to make such filing. Each of Parent and the Company shall promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to effectuate such filings, and (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and that Parent and the Company reasonably deem necessary and/or appropriate.

(b) Each of Parent and the Company shall (i) promptly inform the other party hereto of any communication from any Governmental Authority regarding the Merger or any other transactions contemplated by this Agreement, (ii) if practicable, permit the other party hereto an opportunity to review in advance all the information relating to Parent and its Subsidiaries or the Company and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, and incorporate the other party’s reasonable comments thereto, (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement, the Merger or any other transactions contemplated hereby unless such party consults with the other party hereto in advance, and, to the extent permitted by such Governmental Authority, gives the other party hereto an opportunity to attend or participate in such meeting or discussion, and (iv) furnish the other party with copies of all correspondences, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to this Agreement, the Merger and all other transactions contemplated by this Agreement; provided, however, that (i) any materials concerning valuation of the transaction or internal financial information may be redacted, and (ii) each of Parent and the Company may, as each deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2 as “counsel only” and, in such event, such material and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such counsel to non-legal directors, officers, employees or other advisors or representatives of the recipient unless prior consent is obtained in advance from the source of the materials or its legal counsel.

(c) If either Parent or the Company, as the case may be, or either of their respective Affiliates receives a request for additional information or documentary material from any such Governmental Authority with respect to the Merger or any other transactions contemplated by this Agreement, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act), neither Parent (nor any of its Subsidiaries or Affiliates) shall be required to and, without the consent of Parent (which consent may be withheld in its sole discretion), the Company shall not and shall not permit any of its Subsidiaries or Affiliates to) (i) (A) sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to or become subject to any order to, sell, hold separate or otherwise dispose of or conduct their businesses in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent and its Subsidiaries or Affiliates or (B) agree to any concession, accommodation or liability to the extent related to or arising out of this Agreement or any of the transactions contemplated hereby in order to obtain the necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act); provided, however, that the Parent and Company agree that if necessary to receive the necessary approvals or clearances of a Governmental Authority required under the Antitrust Laws (including under the HSR Act), they will agree to the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of assets of the Company and its Subsidiaries that, as an operating business unit, in the aggregate generated less than $250,000 in revenue (calculated in accordance with GAAP and consistent with the accounting methods used in the preparation of the Company’s financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013) during the twelve month period ended as of September 30, 2014 (a “Required Divestiture”) so long as such agreement or commitment by the Company does not include any other obligation of the Company, Parent or their Affiliates beyond that related to the business unit that is the subject of the Required Divestiture, including assets, resources, and rights of the Company and its Subsidiaries reasonably necessary to its effective operation that would not detrimentally affect the value or operation of the remaining businesses or assets of the Company, Parent or its Affiliates or (ii) accept the imposition of any limitation or regulation that would limit the ability of Parent (or any of its Subsidiaries or Affiliates, including, after the

Effective Time, the Surviving Corporation and its Subsidiaries) to freely conduct the business or own assets of Parent and its Subsidiaries or Affiliates (including, after the Effective Time, the Surviving Company and its Subsidiaries), other than with respect to the operating business unit that is the subject of the Required Divestiture.

7.3 Registration Statement and Joint Proxy Statement/Prospectus.

(a) As promptly as practicable (but in any event no more than thirty-five (35) days) after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Class A Common Stock in the Merger pursuant to the terms of this Agreement (as may be amended or supplemented from time to time, the “Registration Statement”). The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Class A Common Stock in the Merger, (ii) a proxy statement of Parent for use in connection with the solicitation of proxies for the Parent Voting Proposal to be considered at the Parent Stockholder Meeting, and (iii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Company Voting Proposal to be considered at the Company Stockholder Meeting (as may be amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party hereto with a reasonable opportunity to review and comment thereon. As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders.

(b) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.4(b), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Unless the Parent Board shall have effected a Parent Board Recommendation Change in accordance with the terms of Section 6.4(b), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation.

(c) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Registration Statement or the Joint Proxy Statement/Prospectus shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that Parent, in connection with a Parent Board Recommendation Change made in accordance with terms of Section 6.4(b), and the Company, in connection with a Company Board Recommendation Change made in accordance with terms of Section 6.4(b), may amend or supplement the Joint Proxy Statement/Prospectus or the Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 7.3(c) shall apply only with respect to such information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions be accurately described therein.

(d) Each of Parent and the Company shall cause the Registration Statement and the Proxy Statement/Prospectus, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of each of the Merger Stockholder Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Joint Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of the Company and/or Parent. The Company and Parent shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Joint Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(f) Each of the Company and Parent shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use commercially reasonable efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or Blue Sky Laws in connection with the issuance of shares of Parent Class A Common Stock in the Merger.

7.4 Stockholder Meetings.

(a) Each of the Company and Parent, acting through its board of directors, shall take all actions in accordance with applicable Law and applicable rules of the Nasdaq Global Select Market, the Company Certificate of Incorporation and the Company Bylaws in the case of the Company, and applicable rules of the NYSE, the Parent Certificate of Incorporation and the Parent Bylaws in the case of Parent, to duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (including any postponement or adjournment thereof, the “Company Stockholder Meeting” in the case of the Company, and the “Parent Stockholder Meeting” in the case of Parent, and together, the “Merger Stockholder Meetings”) for the purpose of considering and voting upon the approval of the Company Voting Proposal in the case of the Company and the Parent Voting Proposal in the case of Parent. Neither party shall submit any other proposals for approval at their respective Merger Stockholder Meeting without the prior written consent of other party. The Company, on the one hand, and Parent, on the other hand, shall solicit from its stockholders proxies in favor of the Company Voting Proposal and the Requisite Parachute Vote in the case of the Company and the Parent Voting Proposal in the case of Parent and unless the board of directors of either party hereto shall effect a Company Board Recommendation Change in the case of the Company or a Parent Board Recommendation Change in the case of Parent, in each case, pursuant to and in accordance with Section 6.4(b), use its reasonable best efforts to secure the Requisite Company Stockholder Approval in the case of the Company and the Requisite Parent Stockholder Approval in the case of Parent. Each of the Company and Parent shall use its reasonable best efforts to ensure that all proxies solicited in connection with its Merger Stockholder Meeting are solicited in compliance with the DGCL, the rules of the Nasdaq Global Select Market in the case of the Company and the rules of the NYSE in the case of Parent, the Company Certificate of Incorporation and the Company Bylaws in the case of the Company, and the Parent Certificate of Incorporation and the Parent Bylaws in the case of Parent, and all other applicable Law.

(b) Each of the Company and Parent shall use its reasonable best efforts to call, give notice of, convene and hold their respective Merger Stockholder Meetings on the same day and at the same time. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company or Parent, after consultation with the other party hereto, may (and the other party may require the Company or Parent to) adjourn or postpone its respective Merger Stockholder Meeting if (and solely to the extent and for the minimum duration reasonably necessary to ensure that) (i) any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to its respective stockholders within a reasonable amount of time in advance of its respective Merger Stockholder Meeting, (ii) as of the time for which the applicable Merger Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock in the case of the Company, or Parent Common Stock in the case of Parent, represented (either in person or by proxy) at the respective Merger Stockholder meeting to constitute a quorum necessary to conduct the business of the respective Merger Stockholder Meeting; provided, that any adjournment or postponement pursuant to this clause (ii) shall not be to a date that is more than 45 days after the originally scheduled Merger Stockholder Meeting; (iii) the Merger Stockholder Meeting is required to be postponed or adjourned pursuant to applicable Law, or (iv) the other party hereto has adjourned or postponed its Merger Stockholder Meeting for any of the foregoing reasons.

(c) Following the Merger Stockholder Meetings and at or prior to the Closing, each of the Company and Parent shall deliver to the corporate secretary of the other party hereto a certificate setting forth the voting results from the respective Merger Stockholder Meeting.

(d) Unless this Agreement is earlier terminated pursuant to Section 9.1, the Company shall submit the Company Voting Proposal to the Company Stockholders at the Company Stockholders Meeting for the purpose of acting upon such proposal, and Parent shall submit the Parent Voting Proposal to the Parent Stockholders at the Parent Stockholders Meeting for the purpose of acting upon such proposal, in each case whether or not (i) the Company Board or the Parent Board, as the case may be, at any time subsequent to the date of this Agreement and prior to the Merger Stockholder Meetings shall effect a Company Board Recommendation Change in the case of the Company or a Parent Board Recommendation Change in the case of Parent, or (ii) any actual, potential or purported Acquisition Proposal or Superior Proposal has been commenced, disclosed, announced or submitted to the Company Board in the case of the Company or the Parent Board in the case of Parent.

7.5 Access; Notice and Consultation; Confidentiality.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable notice and subject to applicable Law relating to the exchange of information, the Company shall, and shall cause its respective Subsidiaries to, afford the Parent and its Representatives reasonable access, during normal business hours, to all of its personnel, properties, facilities, contracts, books, records and other information concerning its business, properties and personnel as the Parent may reasonably request. The Company shall use commercially reasonable efforts to inform the Chief Financial Officer of Parent at least one business days prior to the Closing of any liabilities of the Company or its Subsidiaries as to which the Chief Financial Officer of the Company has actual knowledge and that, individually, would reasonably be expected to exceed $250,000 that were incurred (or as to which the Company or its Subsidiaries became liable) outside the ordinary course of business and that were not otherwise set forth in the Company SEC Reports.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to the Parent and its Representatives a copy of each report, schedule, proxy or information statement, registration statement and other document to be filed by it during such period pursuant to the requirements of federal securities laws or federal or state laws a reasonable period of time prior to the filing of such reports, schedules, proxy or information statements, registration statements and other documents, except no such prior notice shall be required in connection with the public announcement of a Company Board Recommendation Change effected pursuant to and in accordance with Section 6.4(b) or in connection with any Acquisition Proposal received by the Company to the extent such disclosure is provided for in Sections 6.4(c).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Parent and the Company shall promptly notify the other party hereto upon becoming aware of any inaccuracy or breach of any agreement, covenant, representation, or warranty contained in this Agreement if such inaccuracy or breach would cause or would reasonably be expected to cause the condition in Section 8.2(a) or Section 8.3(a) (with respect to representations, warranties, covenant and agreements of such party, as applicable), as the case may be, and Section 8.3(b) or Section 8.2(b) (with respect to representations, warranties, covenant and agreements of such party, as applicable), as the case may be, to fail to be satisfied at such time (as if the Closing were to occur at such time) or at the Effective Time. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, for the purpose of determining whether any of the conditions set forth in Article VIII have been satisfied.

(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of Parent and the Company shall promptly notify the other party hereto of (i) any notice or other communication received by it from any Governmental Authority in connection with the Merger or any other transactions contemplated by this Agreement, (ii) any notice or other communication received by such party or any of their respective Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person is or may be required in connection with the Merger or any other transactions contemplated by this Agreement, or (iii) any material written notice or written communication from any Governmental Authority indicating that a Permit is revoked or about to be revoked, which revocation or failure to obtain has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.

(e) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time each of Parent and the Company shall promptly advise the other party hereto, orally and in writing, of any litigation commenced after the date hereof against such party or any of its Representatives by any of its current or former stockholders (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall keep the other party hereto reasonably informed regarding any such litigation. Each of Parent and the Company shall give the other party hereto the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation. Neither the Company nor Parent shall settle any such stockholder litigation without the prior written consent of the other party.

(f) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective

Time, each of Parent and the Company shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and report the general status of the ongoing operations of such party and its Subsidiaries.

(g) Notwithstanding anything to the contrary set forth in this Section 7.5 or elsewhere in this Agreement, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, fiduciary duty or Contract entered into prior to the date of this Agreement. Each of the Company and Parent shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under the circumstances in which the restrictions of the preceding sentence apply. Notwithstanding anything to the contrary set forth herein, no information obtained pursuant to the access granted or notification provided pursuant to this Section 7.5 shall be deemed to (i) amend or otherwise modify in any respect any representation or warranty of the party providing such access or notice, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.

(h) All information acquired pursuant to the access granted or notice provided pursuant to this Section 7.5 shall be subject to the provisions of the Confidentiality Agreement, dated as of September 16, 2014 (with effect from August 10, 2014), between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect from and after the execution and delivery of this Agreement in accordance with its terms.

7.6 Public Announcements. Each of Parent and the Company shall consult with the other party hereto before issuing any press release or making any public announcement or statement with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (i) a party may, without the prior consent of the other party hereto, issue any such press release or make any such public announcement or statement as may be required by Law or the rules and regulations of the Nasdaq Global Select Market as the case may be for the Company or the NYSE as the case may be for Parent, if it first notifies and consults with the other party hereto prior to issuing any such press release or making any such public announcement or statement; and (ii) no such prior notice or consultation shall be required in connection with the public announcement of a Company Board Recommendation Change or a Parent Board Recommendation Change, as the case may be, effected pursuant to and in accordance with Section 6.4(b) or in connection with any Acquisition Proposal received by the Company or Parent, to the extent such disclosure is provided for in Section 6.4(c).

7.7 Employee Plans.

(a) 401(k) Plan. The Company and its ERISA Affiliates, as applicable, shall take all necessary actions to terminate (i) any and all group severance, separation, deferred compensation, or salary continuation plans, programs or arrangements, including but not limited to the Company’s Nonqualified Deferred Compensation Plan (but excluding (i) the matters set forth on Schedule 5.2(g), (ii) plans, programs or arrangements required by Law and (iii) agreements entered into by the Company or its Subsidiaries, on the one hand, and individual employees of the Company or its Subsidiaries, on the other hand, providing for severance or other employment benefits) and (ii) the Company 401(k) Plan (collectively, the “Company Terminating Plans”), in each case, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent, with such approval not to be unreasonably withheld, conditioned or delayed) evidencing that the Company Terminating Plans will be terminated effective as of the date immediately preceding the Closing Date, contingent upon the consummation of the Merger. The Company shall also take such other actions in further of terminating such Company Terminating Plan(s) as Parent may reasonably require.

(b) Pre-Existing Conditions; Service Credit; Etc. From and after the Effective Time, and to the extent permitted by applicable Law, Parent shall, or shall cause the Surviving Company to, recognize the prior service with the Company or its Subsidiaries of each Company Employee in connection with all employee benefit plans, programs or policies (including vacation and severance, but excluding the sabbatical program) of Parent or its Affiliates in which Company Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Parent shall, or shall cause the Surviving Company to use its commercially reasonable best efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with the Company) under any group health plans of Parent or its affiliates to be waived with respect to Company Employees and their eligible dependents, and (ii) provide each Company Employee with credit for any deductibles paid under any Company Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out of pocket requirements under any medical, dental or vision plans of Parent or the Surviving Company that such employees are eligible to participate in after the Effective Time to the same extent that such expenses were recognized under the comparable Company Employee Plan. The provisions of this Section 7.7(b) are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and the parties hereby expressly disclaim the creation or establishment of any third party beneficiary rights (whether express or implied) under or by right of the terms of this Section 7.7(b). Nothing herein shall be deemed to amend any Parent Employee Plan to reflect the terms of this Section 7.7(b).

7.8 Directors’ and Officers’ Indemnification and Insurance

(a) For a period of six years following the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect on the date of this Agreement that have been disclosed to Parent between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). In addition, for a period of six (6) years following the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company and its Subsidiaries to, cause their respective certificates of incorporation and bylaws (and other similar organizational documents) to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect except as and to the extent required by applicable Law.

(b) For a period of six (6) years following the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the existing policy of the Company’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the Merger and other transactions contemplated by this Agreement to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving

Company be required to expend in any one year an amount in excess of 250% of the current annual premium paid by the Company (which annual premium is set forth on Section 7.8(b) of the Company Disclosure Letter) for such insurance (such 250% amount, the “Maximum Annual Premium”), provided that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, in lieu of its obligations under this Section 7.8(b), Parent or the Company may purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous, in the aggregate, than the D&O Policy, and in the event that Parent shall purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder in lieu of all other obligations of Parent and the Surviving Company under this Section 7.9(c) for so long as such “tail” policy shall be maintained in full force and effect.

(c) The obligations under this Section 7.8 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives). Each of the Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 7.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 7.8(b) (and their heirs and representatives)) under this Section 7.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(d) In the event that Parent, the Surviving Company or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 7.8.

7.9 Listing of Shares of Parent Class A Common Stock Parent shall use its reasonable best efforts to have authorized for listing on the NYSE prior to the Effective Time, upon official notice of issuance, the shares of Parent Class A Common Stock issuable in the Merger pursuant to this Agreement, the shares of Parent Class A Common Stock issuable upon the exercise of all Assumed Options and the shares of Parent Class A Common Stock issuable in respect of all Assumed Units.

7.10 Takeover Statutes If any Takeover Statute is or may become applicable to the Merger or any other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that the Merger and/or such other transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on the Merger and such other transactions.

7.11 Section 16 Matters The Parent Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by Company Insiders of Parent Class A Common Stock in exchange for shares of Company Common Stock, and of options to purchase Parent Class A Common Stock upon assumption and conversion of the Company Stock Awards, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, is intended to be exempt pursuant to Rule 16b-3 under the Exchange Act. In addition, the Company Board, or a committee thereof consisting of non-employee directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the disposition by Company Insiders of Company Common Stock in exchange for shares of Parent Class A Common Stock, and the disposition of their Company Stock Awards which will be deemed to occur upon the assumption of those options and their resulting conversion into options to purchase Parent Class A Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are also intended to be exempt pursuant to Rule 16b-3 under the Exchange Act.

7.12 Tax Matters. Each of Parent and the Company shall use its reasonable best efforts to obtain the Tax opinions described in Section 8.1(g) (collectively, the “Tax Opinions”). Officers of Parent, Merger Sub One, Merger Sub Two and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and Cooley LLP, counsel to the Company, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger. Each such representation letter shall be dated on or before the date of such Tax Opinion and shall not have been withdrawn or modified in any material respect.

7.13 Obligations of Merger Sub One and Merger Sub Two. Parent shall take all action necessary to cause Merger Sub One, Merger Sub Two and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

7.14 Parent Board of Directors. On or prior to the Effective Time, Parent shall take all necessary corporate action so that (a) effective as of the Effective Time, the size of the Parent Board is increased by one member to 7 members and the new seat will be allocated as a Class II director and (b) Dr. Theodore Tewksbury, a current member of the Company Board, will be appointed to the Parent Board to fill the vacancy on the Parent Board created by such increase.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1 Mutual Conditions to Closing. The respective obligations of Parent, Merger Sub One, Merger Sub Two and the Company to consummate the First Merger shall be subject to the satisfaction (or written waiver by each of Parent and the Company, where permissible under applicable Law), at or prior to the Closing, of each of the following conditions:

(a) No Prohibitive Law. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger or any other transactions contemplated by this Agreement any Law that is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement.

(b) No Prohibitive Orders. No Governmental Authority of competent jurisdiction shall have issued or granted any Order (whether temporary, preliminary or permanent) that has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Merger or any other transactions contemplated by this Agreement.

(c) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened by the SEC.

(d) Requisite Stockholder Approvals. The Requisite Company Stockholder Approval and the Requisite Parent Stockholder Approval shall have been obtained.

(e) Requisite Governmental Approvals.

(i) All waiting periods (and all extensions thereof) applicable to the First Merger shall have terminated or expired (A) under the HSR Act and (B) under any other applicable mandatory foreign Antitrust Laws for which the waiting period (and any extension thereof) requires such termination or expiration thereunder.

(ii) All clearances, consents, approvals, authorizations, requirements, and Orders applicable to the First Merger (A) that are required to be obtained from any Governmental Authority to consummate the Merger, other than any such clearance, consent, approval, authorization, requirement or Order that is not material to the Company or Parent, or (B) that are required under any applicable mandatory foreign Antitrust Laws shall have been received or satisfied, as applicable.

(f) NYSE Listing. The shares of Parent Class A Common Stock issuable in the Merger, the shares of Parent Class A Common Stock issuable upon the exercise of all Assumed Options, and the shares of Parent Class A Common Stock issuable in settlement of all Assumed Units shall have been authorized for listing when issued on the NYSE.

(g) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the Company shall have received an opinion of Cooley LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; provided, however, that if the above-referenced counsel to the Company does not render such opinion to the Company, then this condition shall be deemed satisfied if Parent causes such tax opinion to be delivered to the Company from alternative tax counsel working at a nationally-recognized law firm (other than by the firm rendering such tax opinion to Parent); provided, further however, if the above-reference counsel to Parent does not render such opinion to Parent, then this condition shall be deemed satisfied if the Company causes such tax opinion to be delivered to Parent by a nationally-recognized law firm (other than by the firm rendering such tax opinion to the Company).

8.2 Additional Parent, Merger Sub One and Merger Sub Two Conditions to Closing. The obligations of Parent, Merger Sub One and Merger Sub Two to consummate the Merger are also subject to the satisfaction or waiver, on or prior to the Closing, of each the following additional conditions (each of which conditions may be waived in writing exclusively by Parent, Merger Sub One and Merger Sub Two in their sole and absolute discretion):

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority; Corporate Approvals and Enforceability), Section 3.22 (No Ownership of Parent Capital Stock), Section 3.25 (Takeover Statutes; Rights Plan), Section 3.26 (Fairness Opinion), and Section 3.27 (Brokers, Finders and Financial Advisors) (collectively, the “Company Fundamental Representations”) (A) shall have been true and correct in all material respects as of the date of this Agreement, and (B) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of a specified earlier date, which representations and warranties shall be true and correct in all material respects as of such specified earlier date).

(ii) The representations and warranties of the Company set forth in Sections 3.4(a), (c) and (h) (the “Company Capitalization Representations”) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date) except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate consideration payable by Parent in connection with the Merger (and/or an increase in the amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries) of more than $1,000,000, in the aggregate (valuing any shares, options or other awards that Parent is required to issue or make in connection therewith pursuant to the terms of this Agreement at a price equal to the closing price of a share of Parent Class A Common Stock as reported on the NYSE on the business day prior to the date of this Agreement), as compared to what such aggregate amount would have been if the Company Capitalization Representations had been true and correct in all respects.

(iii) The representations and warranties of the Company set forth in Section 3.9(b) (Subsequent Changes) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date).

(iv) The representations and warranties of the Company set forth in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and the representations and warranties set forth in Section 3.9(b)) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date), except in the case of the foregoing clauses (A) and (B) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a)(iv), (1) all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties), and (2) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date hereof shall be disregarded).

(b) Compliance with Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Company Material Adverse Effect that is continuing.

(d) Dissenters’ Rights. Holders of no more than fifteen percent (15%) of the outstanding shares of Company Common Stock shall have exercised statutory rights of dissent under Delaware Law and not withdrawn such claims.

(e) No Action. There shall not be pending by a Governmental Authority any Action (other than an Action pursuing a Required Divestiture) that (i) that challenges or seeks to prohibit the consummation of the Merger on the terms, and conferring upon Parent and the Surviving Company all of their respective rights and benefits, contemplated herein, (ii) that seeks to prohibit or limit Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Company, (iii) that would adversely affect the right of the Surviving Company to own the assets or operate the business of the Company and each of its Subsidiaries or (iv) that seeks to compel Parent or the Company, or any Subsidiary of Parent or the Company, to dispose of or hold separate any assets, as a result of the Merger or the transactions contemplated by this Agreement.

(f) Officer’s Certificate. Parent shall have received a certificate, signed for and on behalf of the Company by the chief executive officer and the chief financial officer of the Company, certifying the satisfaction of the conditions set forth in this Section 8.2.

8.3 Additional Company Conditions to Closing. The obligation of the Company to consummate the First Merger is also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following additional conditions (each of which conditions may be waived exclusively by the Company in its sole and absolute discretion):

(a) Accuracy of Representations and Warranties.

(i) The representations and warranties of Parent set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority; Corporate Approvals and Enforceability), Section 4.22 (No Ownership of Company Capital Stock), Section 4.27 (Fairness Opinion), and Section 4.28 (Brokers, Finders and Financial Advisors) (collectively, the “Parent Fundamental Representations”) (A) shall have been true and correct in all material respects as of the date of this Agreement, and (B) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all material respects as of such date).

(ii) The representations and warranties of Parent set forth in Sections 4.4(a) and (c) (the “Parent Capitalization Representations”) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all respects as of such date) except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the fully diluted capitalization of Parent by more than $1,000,000, in the aggregate (valuing any shares, options or other awards of Parent that are outstanding at a price equal to the closing price of a share of Parent Class A Common Stock as reported on the NYSE on the business day prior to the date of this Agreement) as compared to what such fully diluted capitalization would have been if the Parent Capitalization Representations had been true and correct in all respects.

(iii) The representations and warranties of Parent set forth in Section 4.9(b) (Subsequent Changes) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct as of such date).

(iv) The representations and warranties of Parent set forth in this Agreement (other than the Parent Fundamental Representations, the Parent Capitalization Representations and the representations and warranties set forth in Section 4.9(b)) (A) shall have been true and correct as of the date of this Agreement, and (B) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent any such representation or warranty expressly speaks as of an earlier date, which representations and warranties shall be true and correct in all material respects as of such date), except, in the case of the foregoing clauses (A) and (B) for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent set forth in this Agreement for purposes of this Section 8.3(a)(iv), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and hereby agreed that the phrase “similar phrases” as used in this proviso shall not be deemed to include any dollar thresholds contained in any such representations and warranties).

(b) Compliance with Agreements and Covenants. Parent, Merger Sub One and Merger Sub Two shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) No Parent Material Adverse Effect. Since the date hereof, there shall not have occurred or arisen any Parent Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company shall have received a certificate, signed for and on behalf of Parent by the chief executive officer and the Chief Financial Officer of Parent, certifying the satisfaction of the conditions set forth in this Section 8.3.

ARTICLE IX

TERMINATION OF AGREEMENT

9.1 Termination Notwithstanding the prior receipt of the Requisite Company Stockholder Approval and/or the Requisite Parent Stockholder Approval, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 9.1 shall give prompt written notice of such termination to the other party hereto) as follows:

(a) by mutual written consent of the Company and Parent that has been duly authorized by the Company Board and the Parent Board;

(b) by either Parent or the Company, if any Governmental Authority of competent jurisdiction shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect and has the permanent effect of making the consummation of the Merger illegal, or which has the effect of permanently prohibiting, preventing or otherwise restraining the consummation of the Merger, or (ii) issued or granted any Order that is in effect and has the effect of making the Merger illegal or which has the permanent effect of prohibiting, preventing or otherwise restraining the Merger, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the issuance or grant of any such Order, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(c) by either Parent or the Company, if the Merger shall have not been consummated on or before August 3, 2015 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this proviso shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, any of the conditions to the consummation of the Merger set forth in Article VIII having failed to be satisfied or fulfilled on or prior to the Termination Date and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(d) by either Parent or the Company, if:

(i) the Requisite Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Parent Voting Proposal; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d)(i) if Parent’s action (including public statements or disclosures) or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the failure to obtain the Requisite Parent Stockholder Approval and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement, or

(ii) if the Requisite Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote was taken on the Company Voting Proposal; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company’s action (including public statements or disclosures) or failure to fulfill any covenant or obligation under this Agreement has been a proximate cause of, or resulted in, the failure to obtain the Requisite Company Stockholder Approval and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(e) by Parent (provided it is not then in material breach of any of its covenants and obligations under this Agreement), in the event of (i) a breach of any covenant or obligation set forth in this Agreement by the Company, or (ii) any inaccuracy in any of the representations and warranties of the Company set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable prior to the Termination Date through the exercise of commercially reasonable efforts by the Company, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the Company (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if such breach or inaccuracy is cured by the Company within such thirty (30) calendar day period);

(f) by the Company (provided it is not then in material breach of any of its covenants and obligations under this Agreement), in the event of (i) a breach of any covenant or obligation set forth in this Agreement by Parent, Merger Sub One or Merger Sub Two, or (ii) any inaccuracy in any of the representations and warranties of Parent, Merger Sub One or Merger Sub Two set forth in this Agreement when made or at any time prior to the Effective Time, in either case such that the conditions to the consummation of the Merger set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that notwithstanding the foregoing, in the event that any such breach or inaccuracy is curable prior to the Termination Date through the exercise of commercially reasonable efforts by Parent, Merger Sub One or Merger Sub Two, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) until the expiration of a thirty (30) calendar day period after delivery of written notice of such breach or inaccuracy to the Company (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(f) if such breach or inaccuracy is cured by Parent, Merger Sub One or Merger Sub Two, as applicable, within such thirty (30) calendar day period);

(g) by either the Company or Parent, in the event that a Triggering Event shall have occurred with respect to the other party hereto at any time prior to the approval of the Company Voting Proposal in the case of a Triggering Event with respect to the Company or prior to the approval of the Parent Voting Proposal in the case of a Triggering Event with respect to Parent;

(h) by the Company, if the Company Board shall have effected a Company Board Recommendation Change in accordance with the terms of Section 6.4(b)(i) in order to accept a Superior Proposal and simultaneously with any such termination under this Section 9.1(h) the Company enters into a definitive agreement with respect to such Superior Proposal; provided, that, the Company shall not terminate this Agreement pursuant to this Section 9.1(h), and any purported termination pursuant to this Section 9.1(h) shall be void and of no force or effect, unless, in advance of, or concurrently with, such termination, the Company pays the Termination Fee Amount in the manner provided for in Section 9.3(b)(iv);

(i) by Parent, if the Parent Board shall have effected a Parent Board Recommendation Change in accordance with the terms of Section 6.4(b)(i) in order to accept a Superior Proposal and simultaneously with any such termination under this Section 9.1(i), Parent enters into a definitive agreement with respect to such Superior Proposal; provided, that, Parent shall not terminate this Agreement pursuant to this Section 9.1(i), and any purported termination pursuant to this Section 9.1(i) shall be void and of no force or effect, unless, in advance of, or concurrently with, such termination, Parent pays the Termination Fee Amount in the manner provided for in Section 9.3(c)(iv).

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.

9.2 Effect of Termination In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, affiliates or stockholders except (i) that the provisions of this Section 9.2, Section 9.3 and Article X shall survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any willful, knowing and material breach of this Agreement or for common law fraud. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

9.3 Fees and Expenses

(a) General. Except as set forth in this Section 9.3, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Company Payments.

(i) The Company shall pay to Parent a fee equal to $11,650,000 (the “Termination Fee Amount”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after demand by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Company Voting Proposal, an Acquisition Proposal in respect of the Company shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced prior to the Company Stockholder Meeting an intention to make an Acquisition Proposal in respect of the Company and such Acquisition Proposal has not been withdrawn at least 10 Business Days prior to the Company Stockholder Meeting, (B) this Agreement is terminated pursuant to Section 9.1(d)(ii), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(i), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(ii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one business day after demand by Parent, in the event that (A) following the execution and delivery of this Agreement and (x) in the case of a termination pursuant to Section 9.1(e), prior to the breach forming the basis of such termination contemplated by the following clause (B) and (y) in the case of a termination pursuant to Section 9.1(c), prior to the termination of this Agreement, in each case, a bona fide Acquisition Proposal with respect to the Company shall have been made to the Company or the Company Board or an Acquisition Proposal in respect of the Company shall have been directly communicated or otherwise made known to the Company Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an

Acquisition Proposal in respect of the Company, (B) Parent terminates this Agreement pursuant to Section 9.1(c) or Section 9.1(e), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of the Company (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(b)(ii), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9% .

(iii) The Company shall pay to Parent a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within two (2) business days after demand by Parent, in the event that Parent terminates this Agreement pursuant to Section 9.1(g) (or after a Triggering Event occurs with respect to the Company, and this Agreement thereby becomes terminable pursuant to Section 9.1(g) as a result, the Company terminates this Agreement for another reason).

(iv) In the event that the Company terminates this Agreement pursuant to Section 9.1(h), the Company shall pay to Parent a fee equal to the Termination Fee Amount in advance of, or concurrently with, such termination.

(v) In no event shall the Company be required to pay the Termination Fee Amount pursuant to this Section 9.3(b) on more than one occasion.

(vi) The Company shall reimburse Parent for Parent’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Parent Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent within three (3) business days after demand by Parent, in the event that this Agreement is terminated pursuant to Section 9.1(d)(ii) (or after the Company Stockholder Meeting has been held and a vote taken on the Company Voting Proposal and there has been a failure to obtain the Requisite Company Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(ii) as a result, and the Company terminates this Agreement for another reason); provided, however, that (A) the Company shall not be obligated to pay any amounts in excess of two million five hundred thousand dollars ($2,500,000) pursuant to this Section 9.3(b)(vi), and (B) if the Company is required to pay the Termination Fee Amount pursuant to this Section 9.3(b), the amount of such payment shall be reduced by the amount of the Parent Expense Reimbursement previously paid to Parent.

(c) Parent Payments.

(i) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one business day after demand by the Company, in the event that (A) following the execution and delivery of this Agreement and prior to the Parent Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Parent Voting Proposal, an Acquisition Proposal in respect of Parent shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced prior to the Parent Stockholder Meeting an intention to make an Acquisition Proposal in respect of Parent and such Acquisition Proposal has not been withdrawn at least 10 Business Days prior to the Parent Stockholder Meeting, (B) this Agreement is terminated pursuant to Section 9.1(d)(i), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Parent enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition

Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(i), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(ii) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one business day after demand by the Company, in the event that (A) following the execution and delivery of this Agreement and (x) in the case of a termination pursuant to Section 9.1(f), prior to the breach forming the basis of such termination contemplated by the following clause (B) and (y) in the case of a termination pursuant to Section 9.1(c), prior to the termination of this Agreement, in each case, a bona fide Acquisition Proposal with respect to Parent shall have been made to Parent or the Parent Board or an Acquisition Proposal in respect of Parent shall have been directly communicated or otherwise made known to the Parent Stockholders, or shall have been publicly announced or shall have become publicly known, or any Person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make an Acquisition Proposal in respect of Parent, (B) the Company terminates this Agreement pursuant to Section 9.1(c) or Section 9.1(f), and (C) within twelve months following the termination of this Agreement, either an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) is consummated or Parent enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction in respect of Parent (whether or not the Acquisition Transaction referenced in the preceding clause (A)) and such Acquisition Transaction is ultimately consummated (whether or not consummated during the foregoing 12-month period); provided, however, that for the purposes of this Section 9.3(c)(ii), (x) all references to 15% and 50% in the definition of “Acquisition Transaction” shall be replaced by 50.1% and (y) the reference to 85% in the definition of “Acquisition Transaction” shall be replaced by 49.9%.

(iii) Parent shall pay to the Company a fee equal to the Termination Fee Amount, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within two (2) business days after demand by the Company, in the event that the Company terminates this Agreement pursuant to Section 9.1(g) (or after a Triggering Event occurs with respect to Parent, and this Agreement thereby becomes terminable pursuant to Section 9.1(g) as a result, Parent terminates this Agreement for another reason).

(iv) In the event that Parent terminates this Agreement pursuant to Section 9.1(i), Parent shall pay to the Company a fee equal to the Termination Fee Amount in advance of, or concurrently with, such termination.

(v) In no event shall Parent be required to pay the Termination Fee Amount pursuant to this Section 9.3(c) on more than one occasion.

(vi) Parent shall reimburse the Company for the Company’s documented out-of-pocket expenses actually incurred in connection with this Agreement (the “Company Expense Reimbursement”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within three (3) business days after demand by the Company, in the event that this Agreement is terminated pursuant to Section 9.1(d)(i) (or after the Parent Stockholder Meeting has been held and a vote taken on the Parent Voting Proposal and there has been a failure to obtain the Requisite Parent Stockholder Approval, and this Agreement thereby becomes terminable pursuant to Section 9.1(d)(i) as a result, and Parent terminates this Agreement for another reason); provided, however, that (A) Parent shall not be obligated to pay any amounts in excess of two million five hundred thousand dollars ($2,500,000) pursuant to this Section 9.3(c)(vi) and (B) if Parent is required to pay the Termination Fee Amount pursuant to this Section 9.3(c), the amount of such payment shall be reduced by the amount of the Company Expense Reimbursement previously paid to the Company.

(d) Enforcement. The parties acknowledge and agree that the covenants and agreements set forth in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and agreements, the parties would not have entered into this Agreement. Accordingly, if either the

Company or Parent shall fail to pay in a timely manner the amounts due pursuant to Section 9.3(b) or Section 9.3(c) as the case may be, and, in order to obtain such payment, the other party hereto shall make a claim that results in a judgment against the non-paying party, the non-paying party shall pay to the claimant its reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amounts set forth in Section 9.3(b) or Section 9.3(c) as the case may be, at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(e) Each of the parties further acknowledges that (i) the Termination Fee Amount pursuant to this Section 9.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which such fees or expenses are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (ii) without limiting Section 9.3(d), the party receiving such Termination Fee Amount shall not be entitled to bring or maintain any other claim, action or proceeding against any party to this Agreement or any other Person arising out of such matters.

ARTICLE X

GENERAL PROVISIONS

10.1 Certain Interpretations

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated all references herein to Articles, Sections, Exhibits or Letters shall be deemed to refer to Articles, Sections, Exhibits or Letters of or to this Agreement, as applicable.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(f) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.2 Non-Survival of Representations and Warranties. None of the representations and warranties set forth in this Agreement or in any certificate or instrument delivered pursuant hereto shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement or the termination of this Agreement in accordance with the provisions of this Agreement, as the case may be, pursuant to its terms and conditions.

10.3 Notices All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	If to Parent, Merger Sub One or Merger Sub Two:

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Attention: Adam Spice

Facsimile No.: 949-753-8110

With a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

Attention: Robert F. Kornegay, Robert T. Ishii and Brian Keyes

Facsimile No.: 858-350-2399

(b)	If to the Company:

Entropic Communications, Inc.

6350 Sequence Drive

San Diego, CA 92121

Attention: Lance Bridges

Fax: (858) 546-2408

With a copy (which shall not constitute notice) to:

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Attention: Barbara Borden

Facsimile No: (858) 550-6420

Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (iv) in the case of mailing, on the third (3rd) business day following that on which the piece of mail containing such communication is posted.

10.4 Assignment This Agreement shall not be assigned by operation of law or otherwise, except that Parent, Merger Sub One and Merger Sub Two may assign all or any of their rights hereunder to any wholly-owned Subsidiary thereof; provided, however, that no such assignment pursuant to this Section 10.4 shall relieve Parent of its obligations hereunder.

10.5 Amendment Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub One, Merger Sub Two and the Company; provided, however, that, after receipt of the Company Stockholder Approval or Parent Stockholder Approval, no amendment may be made to this Agreement that requires further approval by such stockholders under applicable Law without such further approval.

10.6 Extension; Waiver At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.7 Specific Performance The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

10.8 Failure or Indulgence Not Waiver; Remedies Cumulative No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.9 Severability If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.10 Entire Agreement This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

10.11 No Third Party Beneficiaries. Nothing in this Agreement is intended to confer upon any person other than the parties hereto any rights or remedies hereunder, other than the Indemnified Parties intended to be third party beneficiaries the provisions of Section 7.8, who shall have the right to enforce such provisions directly.

10.12 Governing Law This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

10.13 Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each party hereto hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

10.14 Waiver of Jury Trial EACH OF PARENT, MERGER SUB ONE, MERGER SUB TWO AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HERBY OR THE ACTIONS OF PARENT, MERGER SUB ONE, MERGER SUB TWO OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.15 Counterparts This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub One, Merger Sub Two and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

EXCALIBUR ACQUISITION CORPORATION

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

EXCALIBUR SUBSIDIARY, LLC

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

ENTROPIC COMMUNICATIONS, INC.

By:	/s/ Dr. Ted Tewksbury
Name: Dr. Ted Tewksbury
Title: Interim President and Chief Executive Officer

Annex B

February 3, 2015

Board of Directors

MaxLinear, Inc.

2051 Palomar Airport Road

Suite 100

Carlsbad, CA 92011

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that MaxLinear, Inc., a Delaware corporation (the “Company”), Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub One”), Excalibur Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub Two”) are considering entering into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Entropic Communications, Inc., a Delaware corporation (the “Target”), pursuant to which (i) Merger Sub One will be merged with and into the Target (the “First Step Merger”) with the Target continuing as the interim surviving corporation of the First Step Merger and as a wholly-owned subsidiary of the Company and (ii) as soon as practicable following the First Step Merger, and as the second step in a single integrated transaction with the First Step Merger, the Company will cause the Target to merge with and into Merger Sub Two (the “Second Step Merger” and, together with the First Step Merger, collectively, the “Merger”), with Merger Sub Two continuing as the surviving entity. In the First Step Merger, each share of common stock, par value $0.001 per share, of the Target (the “Target Common Stock”) that is outstanding immediately prior to the effective time of the First Step Merger (other than (i) any shares of Target Common Stock owned by the Company or any subsidiary of the Company or the Target or held in treasury of the Target and (ii) any shares of Target Common Stock issued and outstanding immediately prior to the effective time of the First Step Merger held by a Target shareholder who has sought appraisal for such shares in accordance with applicable Delaware law and the Merger Agreement (clauses (i) and (ii) being, collectively, the “Excluded Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the following consideration: (A) $1.20 in cash, without interest plus (B) 0.2200 of a share of Class A Common Stock of the Company plus (C) any cash payable in lieu of fractional shares of Class A Common Stock of the Company issuable pursuant to the Merger Agreement (clauses (A), (B) and (C), collectively, the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement. The holders of shares of Target Common Stock (other than Excluded Shares) being, the “Target Shareholders”).

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the Merger Consideration to be paid by the Company to the Target Shareholders in the First Step Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated February 2, 2015;

787 7th Avenue, 11th Floor, New York, New York 10019

Stifel, Nicolaus & Company, Incorporated	Member SIPC & NYSE	www.Stifel.com

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2014;

(iii)	reviewed the audited consolidated financial statements of the Target contained in its Annual Reports on Form 10-K for the three years ended December 31, 2013 and the unaudited consolidated financial statements of the Target contained in its Quarterly Report on Form 10-Q for the quarter and /nine months ended September 30, 2014.

(iv)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Target;

(v)	held discussions with the Company’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on the Company;

(vi)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(vii)	reviewed certain non-publicly available information concerning the Target, including internal financial analyses and forecasts prepared by its management and held discussion with the Target’s senior management regarding recent developments;

(viii)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(ix)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(x)	participated in certain discussions and negotiations between representatives of the Company and the Target;

(xi)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Target;

(xii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xiii)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or the Target, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company and the Target (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the Target, as applicable, as to the future operating and financial performance of the Company and the Target, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information

787 7th Avenue, 11th Floor, New York, New York 10019

Stifel, Nicolaus & Company, Incorporated	Member SIPC & NYSE	www.Stifel.com

is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or the Target since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or the Target’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company or the Target, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, the Target or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration to be paid by the Company to the Target Shareholders in the First Step Merger pursuant to the Merger Agreement is fair to the Company, from a financial point of view, and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on any party to the Merger, their shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the shareholders of the Company or on the Target Shareholders, including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise; (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Target, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; or (v) whether the Company has sufficient cash, available lines of credit or other sources of funds to enable it to pay the cash consideration component of the Merger Consideration to the Target Shareholders at the closing of the Merger. Furthermore, we are not expressing any opinion herein as to what the value of the Class A Common Stock of the Company actually will be when issued or the prices, trading

787 7th Avenue, 11th Floor, New York, New York 10019

Stifel, Nicolaus & Company, Incorporated	Member SIPC & NYSE	www.Stifel.com

range or volume at which the Company’s or the Target’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company, the Target or their advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of the Company or the Target as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any shareholder of the Company or the Target should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger. We were not requested to, and we did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with the Company.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger. Stifel may seek to provide investment banking services to the Company or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and the Target and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by the Company to the Target Shareholders in the First Step Merger pursuant to the Merger Agreement is fair to the Company, from a financial point of view.

Very truly yours,

/s/ Stifel, Nicolaus & Company, Incorporated

STIFEL, NICOLAUS & COMPANY, INCORPORATED

787 7th Avenue, 11th Floor, New York, New York 10019

Stifel, Nicolaus & Company, Incorporated	Member SIPC & NYSE	www.Stifel.com

Annex C

745 Seventh Avenue

New York, NY 10019

United States

February 3, 2015

Board of Directors

Entropic Communications, Inc.

6290 Sequence Drive

San Diego, CA 92121

Members of the Board of Directors:

We understand that Entropic Communications, Inc. (the “Company”) intends to enter into a transaction with MaxLinear, Inc. (“MaxLinear”) pursuant to which (i) Excalibur Acquisition Corporation (“Merger Sub One”), a Delaware corporation and a wholly-owned subsidiary of MaxLinear, will be merged with and into the Company (the “First Step Merger”), with the Company resulting as the surviving entity in the merger and becoming a wholly owned subsidiary of MaxLinear, and (ii) as soon as practicable following consummation of the First Step Merger, the Company will be merged with and into Excalibur Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of MaxLinear (“Merger Sub Two”) (the “Second Step Merger”), with Merger Sub Two resulting as the surviving entity in the Second Step Merger. We further understand that, upon the effectiveness of the First Step Merger, each share of common stock of the Company, par value $0.001 per share (the “Company Common Stock”) (other than the shares of Company Common Stock owned by MaxLinear, any subsidiary of MaxLinear or the Company or held in the treasury of the Company and the shares of Company Common Stock held by holders of such shares who have validly exercised their statutory appraisal rights in respect of such shares of Company Common Stock) shall be converted into the right to receive (a) $1.20 in cash (the “Cash Consideration”),without interest, and (b) 0.220 of a share of Class A Common Stock, par value $0.0001 per share, of MaxLinear (the “MaxLinear Common Stock) ((a) and (b) together, the “Merger Consideration”). The First Step Merger and the Second Step Merger are collectively referred to herein as the “Proposed Transaction”. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger and Reorganization by and among MaxLinear, Merger Sub One, Merger Sub Two and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than directors and executive officers of the Company who are executing certain voting agreements in favor of MaxLinear in connection with the Agreement (the “Voting Agreements”)) of the Merger Consideration to be offered to such stockholders in the First Step Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction. Furthermore, we express no opinion with respect to the terms of the Second Step Merger.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, dated as of February 3, 2015, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and

MaxLinear that we believe to be relevant to our analysis, including the Annual Reports on Form 10-K of each of the Company and MaxLinear for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q of each of the Company and MaxLinear for the fiscal quarter ended September 30, 2014, and other relevant filings with the Securities and Exchange Commission; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of MaxLinear furnished to us by MaxLinear, including financial projections of MaxLinear prepared by management of MaxLinear (the “MaxLinear Projections”); (5) a trading history of the Company’s common stock from December 6, 2007 to February 2, 2015 and a comparison of that trading history with those of other companies that we deemed relevant; (6) a trading history of MaxLinear Common Stock from March 23, 2013 to February 2, 2015 and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and MaxLinear with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (the “Expected Synergies”); (10) published estimates of independent research analysts with respect to the future performance and price targets of the Company and MaxLinear; (11) the relative contributions of the Company and MaxLinear to the future financial performance of the combined company on a pro forma basis; and (12) the results of our efforts to solicit indications of interest from third parties with respect to a sale of all or a part of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the respective managements of the Company and MaxLinear that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. With respect to the MaxLinear Projections, upon the advice of MaxLinear, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MaxLinear as to the future financial performance of MaxLinear and that MaxLinear will perform in accordance with such projections. In addition, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or MaxLinear and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or MaxLinear. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of the Company Common Stock or MaxLinear Common Stock would trade following the announcement of the Proposed Transaction or the prices at which shares of MaxLinear Common Stock would trade following the consummation of the Proposed Transaction.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders (other than directors and executive officers of the Company who are executing Voting Agreements) of the Company in the First Step Merger is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) coordinated the Company’s open-market share repurchase program as part of the Company’s $30 million stock buy-back initiated in September 2013 and (ii) provided defense advisory services in connection with a potential shareholder activism campaign initiated in September 2013.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and MaxLinear for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays

BARCLAYS CAPITAL INC.

Annex D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

MaxLinear’s certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the MaxLinear’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. MaxLinear’s certificate of incorporation and bylaws provide that MaxLinear must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

MaxLinear has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

MaxLinear has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of MaxLinear against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The merger agreement provides that MaxLinear and its subsidiaries will honor and fulfill in all respects the obligations of Entropic and its subsidiaries in any indemnification agreements of Entropic with any of their respective directors, officers or employees in effect immediately prior to the effective time of the merger with respect to acts or omissions prior to the effective time of the merger. The merger agreement also provides that, for a period of six years following the effective time of the merger, the Entropic surviving company will, and MaxLinear will cause the Entropic surviving company and its subsidiaries to, cause their respective certificates of incorporation and by-laws (or other similar organizational documents) to include indemnification and exculpation provisions at least as favorable as the indemnification and exculpation provisions contained in the applicable organizational documents of Entropic and its subsidiaries as of immediately prior to the completion of the merger.

The merger agreement further requires MaxLinear to, for a minimum of six years following the effective time of the merger, maintain coverage under an officers’ and directors’ liability insurance policy with coverage and amounts no less favorable than those Entropic maintained for its directors prior to the merger under the existing Entropic officers’ and directors’ liability insurance policy. MaxLinear will not be obligated to make annual premiums in excess of 250% of the most recent annual premiums. If annual premiums for existing coverage exceed such maximum, MaxLinear will obtain a policy with the greatest coverage available at a cost not exceeding 250% of current premiums. Alternatively, MaxLinear or Entropic may purchase a six year tail prepaid policy on the existing Entropic officers’ and directors’ liability insurance policy, with coverage and amounts no less favorable than those currently in effect. The agreements regarding insurance and indemnification are enforceable by the directors and officers of Entropic and are binding on the successors and assigns of MaxLinear and the surviving corporation.

Item 21.	Exhibits and Financial Statement Schedules

(1) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number		Incorporated by Reference
	Exhibit Title	Form	File No.	Exhibit	Filing Date
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Inc., Excalibur Acquisition Corporation, Excalibur Subsidiary, LLC, and Entropic Communications, Inc.

3.1	Amended and Restated Certificate of Incorporation of MaxLinear, Inc.	S-1/A	333-162947	3.5	March 5, 2010

3.2	Amended and Restated Bylaws of MaxLinear, Inc., as amended to date.	10-K/A	001-34666	3.2	March 12, 2015

4.1	Specimen Class A Common Stock Certificate of MaxLinear, Inc.	S-1/A	333-162947	4.1	March 5, 2010

5.1*	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation	Filed herewith.

8.2	Tax opinion of Cooley LLP	Filed herewith.

21.1	Subsidiaries of MaxLinear, Inc.	10-K	001-34666	21.1	February 23, 2015

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included as part of its opinions in Exhibits 5.1 and 8.1)	Filed herewith with respect to Exhibit 8.1. Previously filed with respect to Exhibit 5.1.

23.2	Consent of Cooley LLP (included as part of its opinion in Exhibit 8.2)	Filed herewith.

23.3	Consent of Independent Registered Public Accounting Firm for MaxLinear, Inc.	Filed herewith.

23.4	Consent of Independent Registered Public Accounting Firm for Entropic Communications, Inc.	Filed herewith.

24.1*	Power of Attorney

99.1*	Form of Proxy for MaxLinear, Inc.

99.2	Form of Proxy for Entropic Communications, Inc.	Filed herewith.

99.3(2)	Opinion of Stifel, Nicolaus & Company, Incorporated, financial advisor to MaxLinear, Inc.

Exhibit Number		Incorporated by Reference
	Exhibit Title	Form	File No.	Exhibit	Filing Date

99.4(3)	Opinion of Barclay’s Capital Inc., financial advisor to Entropic Communications, Inc.

99.5	Consent of Stifel, Nicolaus & Company, Incorporated, financial advisor to MaxLinear, Inc.	Filed herewith.

99.6	Consent of Barclay’s Capital Inc., financial advisor to Entropic Communications, Inc.	Filed herewith.

99.7*	Consent of Theodore Tewksbury, Ph.D.

*	Previously filed.
(1)	Included as Annex A to the joint proxy statement/prospectus, which is part of this registration statement. Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
(2)	Included as Annex B to the joint proxy statement/prospectus, which is part of this registration statement.
(3)	Included as Annex C to the joint proxy statement/prospectus, which is part of this registration statement.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on March 25, 2015.

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu, Ph.D.
Kishore Seendripu, Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kishore Seendripu, Ph.D. Kishore Seendripu, Ph.D.	President and Chief Executive Officer (Principal Executive Officer) and Director	March 25, 2015

/s/ Adam C. Spice Adam C. Spice	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2015

* Thomas E. Pardun	Lead Director	March 25, 2015

* Steven C. Craddock	Director	March 25, 2015

* Curtis Ling, Ph.D.	Director	March 25, 2015

* Albert J. Moyer	Director	March 25, 2015

* Donald E. Schrock	Director	March 25, 2015

*By:	/s/ Kishore Seendripu, Ph.D.
Kishore Seendripu, Ph.D.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number			Incorporated by Reference
	Exhibit Title	Form	File No.	Exhibit	Filing Date
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Inc., Excalibur Acquisition Corporation, Excalibur Subsidiary, LLC, and Entropic Communications, Inc.

3.1	Amended and Restated Certificate of Incorporation of MaxLinear, Inc.	S-1/A	333-162947	3.5	March 5, 2010

3.2	Amended and Restated Bylaws of MaxLinear, Inc., as amended to date.	10-K/A	001-34666	3.2	March 12, 2015

4.1	Specimen Class A Common Stock Certificate of MaxLinear, Inc.	S-1/A	333-162947	4.1	March 5, 2010

5.1*	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation	Filed herewith.

8.2	Tax opinion of Cooley LLP	Filed herewith.

21.1	Subsidiaries of MaxLinear, Inc.	10-K	001-34666	21.1	February 23, 2015

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included as part of its opinions in Exhibits 5.1 and 8.1)	Filed herewith with respect to Exhibit 8.1. Previously filed with respect to Exhibit 5.1.

23.2	Consent of Cooley LLP (included as part of its opinion in Exhibit 8.2)	Filed herewith.

23.3	Consent of Independent Registered Public Accounting Firm for MaxLinear, Inc.	Filed herewith.

23.4	Consent of Independent Registered Public Accounting Firm for Entropic Communications, Inc.	Filed herewith.

24.1*	Power of Attorney

99.1*	Form of Proxy for MaxLinear, Inc.

99.2	Form of Proxy for Entropic Communications, Inc.	Filed herewith.

99.3(2)	Opinion of Stifel, Nicolaus & Company, Incorporated, financial advisor to MaxLinear, Inc.

99.4(3)	Opinion of Barclay’s Capital Inc., financial advisor to Entropic Communications, Inc.

99.5	Consent of Stifel, Nicolaus & Company, Incorporated, financial advisor to MaxLinear, Inc.	Filed herewith.

Exhibit Number			Incorporated by Reference
	Exhibit Title	Form	File No.	Exhibit	Filing Date

99.6	Consent of Barclay’s Capital Inc., financial advisor to Entropic Communications, Inc.	Filed herewith.

99.7*	Consent of Theodore Tewksbury, Ph.D.

*	Previously filed.
(1)	Included as Annex A to the joint proxy statement/prospectus, which is part of this registration statement. Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
(2)	Included as Annex B to the joint proxy statement/prospectus, which is part of this registration statement.
(3)	Included as Annex C to the joint proxy statement/prospectus, which is part of this registration statement.